SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 19, 2016

BRITISH TELECOMMUNICATIONS PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Enclosure: British Telecommunications plc — Annual Report & Form 20-F 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: May 19, 2016

2

Annual

Report &

Form 20-F

2016

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries.

CONTENTS

2	The Strategic Report

Purpose and strategy

	2	Overview

	2	Our purpose

	2	Our goal

	2	Our strategy

	5	Our culture

Delivering our strategy

	6	Our business model

	7	Financial strength

	7	Our people

	9	Our networks and physical assets

	11	Research and development

	11	Brand and reputation

	12	Stakeholders and relationships

	16	Protecting the environment

	18	Our performance as a sustainable and responsible business

	19	Our risks

	28	EE acquisition risks

Our lines of business

Group performance

	49	Our progress against our KPIs

	49	Group financial performance

56	Report of the directors

Statutory information

59	Statement of directors’ responsibilities

60	Independent Auditors’ report – Consolidated financial statements

62	Consolidated financial statements

67	Notes to the consolidated financial statements

116	Independent Auditors’ report – Parent company financial statements

117	Parent company financial statements

135	Related undertakings

141	Additional information

150	Cross reference to Form 20-F

This is the BT plc Annual Report for the year ended 31 March 2016. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.

Please see the cautionary statement regarding forward-looking statements on page 142.

In this document, references to ‘BT’, ‘BT plc’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to British Telecommunications plc and its subsidiaries and lines of business, its internal service unit, or any of them as the context may require. References to ‘BT Group plc’ are to BT plc’s ultimate parent company.

A reference to a year expressed as 2015/16 is to the financial year ended 31 March 2016 and a reference to a year expressed as 2016 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2016. References to ‘last year’ and the ‘prior year’ are to the financial year ended 31 March 2015.

2	BT plc
Annual Report & Form 20-F 2016

THE STRATEGIC REPORT

PURPOSE AND STRATEGY

OVERVIEW

British Telecommunications plc is the principal operating subsidiary of BT Group plc. We are a wholly owned subsidiary of BT Group plc. The BT Group plc Board has ultimate responsibility for the management of the group and the Operating Committee of BT Group plc is the key management committee. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of BT’s lines of business. It also reviews the group’s key risks and considers the potential threats and opportunities to the business.

The Purpose and strategy, Delivering our strategy, Our lines of business and Group performance sections on pages 2 to 55 form the Strategic Report.

We present the audited consolidated financial statements on pages 62 to 115 and 135 to 140.

OUR PURPOSE

Our purpose is to use the power of communications to make a better world.

We’re here to meet the needs of our customers, delivering the experience, products and services that matter to them. Millions of individuals connect through us to their friends and family, and have huge amounts of information and entertainment at their fingertips. The smallest companies, right through to multinational corporations, use our services every day to conduct their business. Many public services rely on our technologies. And in the UK, most of the telecoms industry operates across our networks – we help more than 500 other communications providers to serve their customers.

Our success as a business depends on delivering value to all our customers. We try to think ahead, to anticipate what they want and to develop products, services and an overall experience that meet their needs, whether as individuals or as businesses.

Our services are vital to our customers and their communities. We look for ways of using and developing those services to deliver economic growth and wider societal benefits. To bring our purpose to life, we’ve set a number of challenging long-term ambitions that make a positive impact on the societies, communities and environment we operate in (page 18).

By creating value for our customers and society we grow our business and reward our shareholders for their investment in us.

OUR GOAL

Our goal is to deliver sustainable profitable revenue growth.

In previous years, we relied on cost transformation to offset declining revenues, so that we could grow our cash flows and the value of our business. This year, we grew our revenue, driven by the investments we have been making.

In the years ahead, we expect revenue growth, combined with continued transformation of our costs, to provide a platform for long-term and sustainable cash flow growth.

We’ll reinvest some of the cash we generate back into the business, to enable us to grow over the long term. A virtuous circle. And we’ll also use it to give back to our shareholders and other stakeholders.

OUR STRATEGY

Our strategy is founded on broadening and deepening our customer relationships.

The diagram below shows our strategy in the year and how it supports our goal and purpose. It sits at the centre of our business model.

For 2016/17 our strategy is evolving. The three pillars remain broadly the same but with a wider focus on the overall customer experience rather than just on customer service. And with our acquisition of EE our investment areas are more focused on having the best integrated network in the UK and being a fully converged service provider.

The Strategic Report	3
Purpose and strategy

To deliver sustainable profitable revenue growth, we need stronger relationships with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change.

The three pillars of our strategy help us do that: delivering superior customer service; transforming our costs; and investing for growth. The better our customer service, the more we’ll sell and the less time and money we need to spend putting things right. And the better we manage our costs, the better value for money we can offer our customers and the more we can invest in giving customers what they need, today and tomorrow. These are the principles that drive our business model (page 6).

Deliver superior customer service

Every day we touch the lives of millions, providing services that help people get the most out of their working and personal lives. Our customers’ experience is affected by the quality, reliability and value of our products and services. And by how responsive we are when we need to provide new services or sort out problems. Their expectations continue to rise as our networks play an increasingly important role in their lives and businesses.

Getting the customer experience right, and improving the quality of our customer relationships, is at the heart of our strategy for growth. And also supports our drive for cost transformation.

Customer experience is one of the measures we use to set our executives’ annual bonus. It is made up of the Right First Time (RFT) metric and a customer perception measure. RFT is our key internal measure of customer service. It tracks how often we keep the promises we make to our customers.

How we did in the year

Our performance in the first quarter of the year was good. But in the second, third and fourth quarters, our service was impacted by electrical storms, system and network outages as well as 11 separate winter storms over a five-month period. The storms resulted in record levels of flooding and while we received much praise for our response, they had a significant impact on our service. We recovered well in the fourth quarter and ended the year with a positive upturn in our service measures. But we missed our RFT target for the year as a whole. Performance was down 3.0% against a 4.7% increase in the prior year.

We need to redouble our efforts into next year as we know that we need to do much better. We’re investing in jobs and we’re multiskilling our people to give us better flexibility and capacity.

In last year’s Annual Report we outlined a number of specific areas that we would focus on this year. We’ve made good progress against each of these, although we recognise that we need to do more.

Acting on insight

We’ve redesigned the way we launch new products to more clearly reflect customer feedback and insight.

BT Mobile was our first product launch in which customer experience was a specific design criteria from the outset. Our net promoter score is highest among consumers taking BT Mobile.

We’re rolling out this approach to other products under development.

Keeping our customers connected	We’ve invested more to help make our services more resilient. Our investment in proactive network maintenance is up by 22%, improving the fault profile of our network.

Creating great tools and systems

Our new ‘My BT’ app won a Digital Experience Award, and has been downloaded more than 435,000 times. 51% of users check the app monthly and 21% use it weekly. We’re updating it every quarter. Recent developments include allowing customers to pay their bills, monitor their broadband usage, find out about network issues, and view their orders and any faults.

In BT Wholesale we’ve invested significantly in our online capabilities including: improved search engines and navigation; personalised online order and fault management; and better online chat support.

Working better across our organisation

We’ve invested in broadening our contact centre agents’ skills and tools, letting them take greater ownership of customer issues and increasing the number of issues addressed in a single call.

Where we’ve introduced this, in relation to the provision of new connections, complaints are 50% lower and customer satisfaction is up more than 17%. We’re extending this model across all our contact centres.

Supporting our people

We’re bringing our call centres back to the UK, with 60% of BT Consumer customer calls being answered within the UK by the end of the year. And we’re planning to extend that to more than 90% by the end of March 2017.

To do this we have hired more than 900 people in the UK and plan to hire a further 1,000 over the course of the year ahead.

EE is creating 600 new roles to support its plans to handle all customer service calls in the UK and Ireland by the end of 2016.

Key priorities

Looking ahead, we’re focused on:

•	investing further in our network, making it more resilient;
•	reducing the number of appointments missed by our engineers;
•	hiring more people into our contact centres;
•	investing more in our contact centre advisers, giving them the skills and tools to solve more customer issues; and
•	improving our online tools to make it easier for customers to serve themselves.

4	BT plc
Annual Report & Form 20-F 2016

Transform our costs

Our approach to cost transformation

We run large and complex cost transformation programmes, led by a team of consultants. These consultants are BT people. They know our business better than anyone.

Our approach is based on a methodology honed over a decade. It’s underpinned by forensic data analysis, strong governance and the support of senior management.

Our largest cost transformation activities are driven ‘top-down’. They might be end-to-end programmes spanning multiple lines of business or complex changes contained within a single line of business. Continuous Improvement (CI) provides a complementary ‘bottom-up’ approach. CI makes small but important changes to how we do things every day. It has the added benefit of improving employee engagement.

Training is a key part of our approach. We have an in-house Cost Transformation Faculty, part of the BT Academy (page 7). The faculty is responsible for the continued development of our ‘change professionals’. This year we trained and coached more than 900 people. BT is the only UK organisation licensed by the British Quality Foundation to certify qualifications to the most advanced levels in Leana, Six Sigmab and Change & Project Management methodologies on such a scale.

How we did in the year

This year, our underlying operating costs excluding transit were up 2% mainly reflecting higher leaver costs and our investment in BT Sport Europe. These offset our cost transformation activities. Over the last seven years we’ve reduced our operating costs and capital expenditure by over £5bn.

Programmes this year included:

•	reviewing and improving our end-to-end process for planning engineer visits. By creating centres of excellence where planners are based together, streamlining processes and improving systems, we’re reducing the cost of failure, eliminating inefficiencies and improving service;
•	developing a new operating model to govern how we serve the UK business market. By consolidating our sales and marketing teams, we’ll reduce administrative effort and duplication and focus our people on what really matters – selling to customers;
•	consolidating our IT functions to improve data security, system stability and to gain economies of scale. We’ve also made sure that our people have access to the right training programmes, career opportunities and are sharing best practice;
•	rationalising, standardising and automating our internal reporting function. We’ve also created a data analytics capability to improve decision-making and provide support on larger transformation programmes;
•	improving the efficiency and productivity of our off-shore shared service centres. In particular, we’re reducing the administrative resource required to operate these centres; and
•	reviewing and redesigning our overseas operations with the aim of ensuring that back-office functions are done from centres of excellence located in low-cost countries. We’ve also continued to apply best practice from our UK operations.

Key priorities

Looking ahead, we’re focused on:

•	realising substantial cost synergies from the integration of BT and EE;
•	streamlining our Ethernet delivery and broadband repair processes with the aim of improving customer experience and reducing cost;
•	reducing our network costs in the UK and overseas, which account for a large proportion of our overall costs; and
•	rationalising and standardising our products, networks, applications and platforms, to remove complexity and reduce cost.

We’re confident that there are plenty of opportunities to reduce costs further. We see well over £1bn of gross opportunity over the next two years, much of which can be reinvested for growth. We continue to benchmark our cost of doing business against other large telecoms companies. While we’ve continued to improve our performance, we still see opportunity to do even better. Increasingly we look beyond the world of telecoms to other industries to identify more opportunities.

You can read about cost transformation within our lines of business from page 30. And the group’s operating costs are described on page 50.

[a]	Lean is a methodology for achieving small, incremental changes in processes in order to eliminate waste and improve efficiency and quality.
[b]	Six Sigma is a data-driven methodology for eliminating defects in processes.

The Strategic Report	5
Purpose and strategy

Invest for growth

We’re investing in five strategic areas. These are the things we believe will deliver sustainable profitable revenue growth – which will deliver value for our shareholders.

Fibre	We’ve long been at the forefront of fibre innovation and investment and we aim to keep it that way.

Our superfast fibre broadband network now reaches around 85% of the UK. With other networks, this takes availability to 90%. We plan to extend coverage even further, so that fibre availability goes beyond the UK Government’s current 95% target by the end of 2017.

We plan to start rolling out ultrafast broadband based on G.fast technology next year. Our new service is capable of delivering speeds of 300-500Mbps. We’re trialling the technology in a number of locations, including Huntingdon in Cambridgeshire and Gosforth in Tyne and Wear. With the right regulatory environment, the service will reach 10m homes and smaller businesses by the end of 2020 (with an ambition to get this to 12m), and the majority of premises within a decade.

Our ultrafast ambitions also include rolling out significantly more fibre-to-the-premises (FTTP). We intend to build FTTP infrastructure in new housing developments in the UK. We’re also conducting trials to explore if FTTP can be installed faster and more efficiently in business parks and high streets. These trials – and feedback from industry – could lead to a new FTTP product being developed for SMEs with speeds of up to 1Gbps and strong service guarantees.

TV and content	We’ve continued to improve our TV proposition:

New sports channel – We launched BT Sport Europe, which is now the home of UEFA Champions League and UEFA Europa League football. We’ll show 350 matches each season for three years.

New services – We introduced a number of innovative services, including BT Sport Ultra HD – the first Ultra HD sports service in Europe. We launched BT Sport’s Connected Red Button service, which allows BT TV viewers to switch between matches and use a new ‘Goal Alert’ function to keep track of the action across a range of games.

Richer content – We continued to add popular content and TV channels. We secured the exclusive rights to show the next Ashes cricket series. And we extended our rights to the FA Cup by another three years, to 2021.

Read more about these developments in the BT Consumer section from page 37.

Mobility and future voice	We completed the acquisition of EE. We’re now the UK’s leading communications provider, bringing together the UK’s best 4G network with the UK’s largest fibre network.

We want to transform the shape of communications by creating more innovative, converged products and services. We’ll address different parts of the consumer mobile market by using both the EE brand and the BT Mobile brand.

We’re making progress towards our goal that by 2025 all our voice customers will be served using an IP voice solution, having migrated off our traditional telephony platform.

UK business markets	We’ve continued to improve our product portfolio. We’re now better placed to meet the needs of our customers as they increasingly adopt IP and cloud-based services.

We’re reorganising our structure to take better advantage of the opportunities to grow our share of the UK business market. And to strengthen and deepen our relationships with UK customers. On 1 April 2016, we created a new line of business, ‘Business and Public Sector’. It will serve businesses – large and small – as well as the public sector in the UK and the Republic of Ireland.

Leading global companies	We’re investing in our products, network and expertise to increase our share of spending by our large multinational customers (page 30). A particular area of focus is the ‘cloud’. We’re investing in new services that allow large organisations around the world to connect easily and securely to the applications and the data they need. We want to empower companies so they can integrate and orchestrate IT resources, irrespective of where they are hosted.

New services launched this year included:

• an extension of BT Cloud Connect to provide connectivity to HP Enterprise Helion Managed Cloud Services;

• a cloud-based Distributed Denial of Service (DDoS) mitigation service; and

• BT Assure Cyber Defence, an advanced security platform.

OUR CULTURE

We want to build and sustain a culture that helps us respond quickly and effectively to changes in our markets. This is vital to the delivery of our strategy. We continue to make organisational changes with the aim of improving our culture and our ability to perform well. These changes centre on:

•	unifying the organisation around a common set of values;
•	putting the customer first in everything we do;
•	developing a leadership style which helps to drive change and gives people the confidence to take responsibility; and
•	making BT an exciting place to work and a company our people are proud to work for.

6	BT plc
Annual Report & Form 20-F 2016

DELIVERING OUR STRATEGY

This section explains how we deliver our strategy.

We describe our business model and the importance of our people, our physical assets and the research and development that we do. We report on the status of our brands and outline our relationships with our main stakeholders, including regulatory bodies. Finally we describe how we go about mitigating the principal risks and uncertainties that affect us.

OUR BUSINESS MODEL

We create value for shareholders by developing and selling services that are important to our customers and that benefit communities, the environment and society as a whole.

We invest to build and maintain communications networks in the UK and overseas; we develop products and services that run over those networks; and then we sell them to consumers, businesses and the public sector. By selling these services, we’re able to make a return on our investments. This means we can reinvest in the business to create value for our stakeholders over the short, medium and long term. A virtuous circle.

Who we are

We’re one of the world’s leading communications services companies.

Where we operate

We’re based in the UK but we have customers across 180 countries (see page 30).

Inputs

Our business model starts with the things that set us apart from our competitors. We have a strong combination of people, technology, networks and other physical assets. Our research and development activities support innovative new ways of doing things and advancements in our technology. And we have the financial strength to invest in these areas to stay ahead of the competition.

Then there are the relationships we have with our stakeholders such as our customers, and the natural resources we consume as part of doing business.

Outputs

The main output of our business is our portfolio of communications products and services. We make money by selling these in the UK and around the world through our customer-facing lines of business.

We sell through a range of channels including online, contact centres and account managers. And, following our acquisition of EE, the group now has 560 EE shops in the UK.

Our revenue is mostly subscription or contract-based. Individuals, households and SMEs pay for standalone or bundled services, typically on 12 to 24-month contracts. Large corporate and public-sector customers usually buy managed networked IT services on contracts spanning several years. Our wholesale customer contracts range from one month in length for regulated products, to five years or more for major managed services deals.

We invest in our people so they can do their jobs better and are more engaged. And we encourage them to volunteer to benefit the communities we serve. We also have a long history of innovation. It helps us offer new and improved products and services, find better ways of doing things and can generate valuable intellectual property for us. Finally, the waste and emissions produced by our operations are considered to be outputs (more details of what we are doing to minimise these can be found on pages 16 and 17).

Outcomes

The financial outcome of what we do hinges on the performance of our lines of business. Together they contribute to the overall performance and key performance indicators (KPIs) of the group.

There’s much more to what we do than just making money. What we do matters. We help millions of people communicate, be entertained, do business and generally live their lives. We help our customers reduce their carbon footprint. And we contribute directly to communities and the health of the UK by providing jobs, working with suppliers and paying tax, and through our employees’ volunteering activities.

All of which contribute to the strength of our brands – which can influence whether a potential customer buys from us or one of our competitors.

Our approach

Our focus on delivering superior customer service, transforming our costs and investing for growth is central to what we do. They are key business activities. Better customer service means that we spend less time and money putting things right. These cost reductions, combined with savings from working more efficiently and the cash we generate from sales, mean we can invest in the future of our business.

Some investments, such as sports rights, have a lifespan of just a few years. Other investments, such as our fibre network, are much longer term and can have ‘pay-back’ periods stretching to more than ten years.

Delivering our strategy is as much about how we do things, as what we do. That’s why being a healthy organisation (see page 8) and living our corporate values (page 7) are so important to us. And that’s why our people are key to our success.

What sets us apart

We have a strong combination of people, technology, networks and other physical assets that set us apart from our competitors. Our research and development (R&D) activities are crucial to us – and to wider society. We have pioneered innovation in the telecoms arena, and our R&D supports new ways of doing things and advancements in our technology.

Importantly, we have the financial strength to invest in these areas to stay ahead of the competition.

A flexible and sustainable business model

Communications markets are dynamic and very competitive, particularly in the UK. There are risks and opportunities. Our Enterprise Risk Management framework (see page 19) helps us identify and mitigate the challenges and risks we face. And we do an annual materiality review to understand the societal and environmental issues that are important to our stakeholders.

We have a flexible and sustainable business model, enabling us to anticipate and respond to changes in our markets. It underpins our assessment of the future prospects of the group.

We see more and more demand for our products and services because they play such an integral role in modern life. We use ‘insight’ teams to make sure we stay in tune with market developments and customer expectations. And we use governance committees, such as the Design Council, to make sure we’re making the right investments. So we’re confident that we’ll be able to deliver value over the short, medium and long term.

The Strategic Report	7
Delivering our strategy

Design Council

The Design Council is a sub-committee of BT Group plc’s Operating Committee. It normally meets monthly. It is collectively responsible for aligning our capital investments in our networks, systems, platforms and products so that they are directed towards achieving our overall purpose and strategy, serve the needs of all of our customers and are delivered in a cost-effective manner.

FINANCIAL STRENGTH

We have the financial strength to make bold decisions and to invest in the things that set us apart.

Our goal is to deliver sustainable profitable revenue growth. Together with further transformation of our costs, we aim to grow our EBITDA and cash flow over the long term.

We have a prudent financial policy and strong governance over our decisions to make investments, manage our debt and grow our business, and over how we reward those who work for us and invest in us.

To build our business, we will continue to make bold decisions, and be prepared to make strategic investments.

At the same time as investing in our five strategic growth areas (see page 2), we intend to reduce our net debt (which increased after our acquisition of EE).

We’ll also continue to support the pension fund and to do so in a responsible way. And we’ll pay progressive dividends to our shareholders.

Our financial strategy has been consistent for a number of years, it is this approach gives us the financial flexibility to make long-term investments in the best interests of the company and our stakeholders; and also in the best interests of communities where we operate.

Our financial strength has underpinned the investments we’ve made in BT Sport in recent years, and which we’ll continue to make in the years ahead. And it meant that in January 2016 BT Group plc were able to complete the acquisition of EE, the leading mobile network operator in the UK.

It means we can invest over £3bn to help take fibre broadband to 95% of the country by the end of 2017, with plans to go even further. And with the right investment and regulatory environment, we’ll invest in ultrafast broadband to 10m premises (with an ambition of reaching 12m) by the end of 2020.

It also means we can support the business in other ways. For example, by making sure we continue to innovate and stay at the forefront of a rapidly-changing industry. And by investing in the training, development and support we give to our people.

OUR PEOPLEa

Every day our people touch the lives of millions, providing products and services which are essential to the fabric of today’s society – underpinning everything from global trade and industry to economic growth and social infrastructure. They are at the heart of our ambition to deliver an excellent customer experience and sustainable profitable revenue growth.

Believing in what we do

A clear purpose guides everyone’s contribution in BT. By bringing together the best networks, technology and products and services for our customers, we use the power of communications to make a better world.

a Unless stated otherwise, figures in the Our people section exclude EE.

With EE joining the enlarged group, we’ve embraced the opportunity to combine the best of both cultures. Creating possibilities for employees is at the heart of this.

During the year we had five values to guide our people: Customer, Team, Honesty, Change and Pride. But we’re changing as a business so feel the time is right for a refreshed set of shared values. We asked our people what they thought. We asked our customers too – they said they want us to understand their needs, be easy to deal with and show we care. So from next year our values will be: Personal. Simple. Brilliant.

A global workforce

At 31 March 2016 we had 102,500 full-time equivalent (FTE) employees in 61 countries, with 81,400 of them based in the UK. This includes 12,800 who joined the group as part of EE.

We’re one of the largest employers in the UK, supporting its economy by providing jobs and income.

This year, excluding acquisitions, we recruited over 11,400 people, bringing fresh ideas and new approaches to help us innovate, learn and improve. Of these, more than 4,200 work in the UK.

We continued to transform our HR function, reviewing our systems, processes, policies and services. This has allowed us to simplify further the way we work and to improve the service our HR team offers our people.

As our business evolves to meet the needs of our customers, we adapt our organisation, redeploying people through the BT transition centre. This helps us avoid redundancies. Last year in the UK, 1,000 people were redeployed, meaning that we retained experienced people with the skills we need for the future.

Recruiting talented people

A customer-connected workforce

Improving the quality of our customer relationships is at the heart of our people strategy.

We’ve built on previous years, recruiting 900 new field engineers and more than 900 new people to work in customer-facing roles – in our UK contact centres. We’ve also converted 600 agency workers to permanent employees, so that we keep their skills and experience in the organisation.

Highest-ever graduate intake

In 2015/16 we hired 300 graduates globally, our highest intake to date, bringing us up to around 500 graduates in total. We’re planning on hiring around 300 again in 2016/17.

We were again in the top half of The Times Top 100 Graduate Employers. We’re one of only four companies in the IT and telecoms sector to feature in the top 100.

Hiring more apprentices

We hired 550 new apprentices into eight business operations learning a range of skills. Demand for apprentices continues to grow so we expect to hire even more next year.

Investing for growth

Learning matters at BT. We create meaningful roles so that people understand what they are responsible for. We also invest in learning and development to allow our people to build skills and careers to deliver successfully for our customers. The BT Academy helps them do this.

The Academy is not a physical place or building; it’s a combination of materials, events and activities. It gives people easy access to the knowledge and skills they need, when they need it, changing the

8	BT plc
Annual Report & Form 20-F 2016

way they learn and develop. It is organised across four ‘faculties’: Leadership, Technical, Customer and Business.

Each faculty supports a number of communities we call ‘professions’, providing both structured learning and ways to connect and share with others.

We’re very pleased with how the Academy has done in its first full year. Across the world employees used the Academy website over 400,000 times. Over 20% of our people each month are now sharing information and ideas as well as accessing learning materials online.

The tools we’ve developed have won awards – gold for Internal Learning Solution of the Year at the Learning and Performance Institute Annual Learning Awards 2016, and silver for Best Use of Technology in Learning at the Training Journal Awards 2015.

This year has seen many success stories culminating in the National Apprenticeship Finals in January 2016 where we had two finalists. We also won the Scottish SDS Macro Apprentice Employer Of The Year Award.

Preparing young people for employment

With growing demand for digital skills in the UK, we feel well-placed to help create a future supply of suitably-skilled people, helping both our own business and the national economy, and creating a brighter future for the country’s youth.

Creating a culture of tech literacy

We’ve made a long-term commitment to help build a culture of tech literacy. As our first goal we want to help 5m children by the end of 2020.

We are doing this by:

•	Inspiring Kids to connect with exciting and relevant tech concepts;
•	Enabling Teachers to feel confident to show young people the way; and
•	Equipping Schools to be able to use technology effectively.

We’re working with our partners – the British Computer Society and the National Schools Partnership – to deliver the Barefoot Computing Programme, which helps primary school teachers across the country deliver the new computing curriculum. Over the 2014/15 school year we supported 12,500 teachers, helping to give around 340,000 children better teaching in computer science. We’re on track to reach a further 15,000 teachers and 400,000 children by the end of the 2015/16 school year.

Getting young people ‘Work Ready’

We’re a founding partner of Movement to Work, a voluntary collaboration of UK employers committed to tackling youth unemployment. Our Work Ready programme helps 16–24 year-olds get better prepared for work, building both confidence and their core employability skills. This often supports people from disadvantaged backgrounds.

Our traineeship programme is at the heart of our strategy. Those not currently in education, employment or training can join BT for seven weeks of skills development and work experience. So far over 1,000 young people have taken part in this initiative, with more than 600 gaining recognised certificates in work skills and business administration. Many go on to get jobs, either in BT or elsewhere.

The Prince’s Trust

BT is part of The Prince’s Trust Technology Leadership Group, which helps thousands of young people turn their lives around each year. We’ve donated use of the BT Tower as a venue for the Trust’s annual ICT Leaders Dinner for the last ten years – raising £96,000 in 2015.

Engaging our people

We continue to focus on the health of our organisation. From the rapid expansion of our Academy, through to the business initiatives that are driving ‘Continuous Improvement’ across BT, we are investing in a culture of strong employee engagement.

This also benefits our customers. We believe that highly-engaged employees provide the best experience for customers, helping us to broaden and deepen our relationship with them.

Twice a year more than 72,000 people provide feedback on working for BT through our employee engagement survey. Our surveys help us develop a focused people strategy and support action planning at a local level. Engagement levels have remained stable for the last two years at 3.8 (out of a maximum of 5, with a telecoms benchmark of 3.95).

We keep our people informed about company results, major business decisions and other things that affect them using a variety of digital channels. Leaders regularly connect with their teams through roundtable meetings, town hall debates, site visits, webcasts and blogs.

We consult with our people or their representatives on a regular basis, taking their views into account on decisions that affect them. In the UK we recognise two main trade unions. The Communication Workers Union represents people in engineering, administration and clerical positions. Prospect represents managerial and professional people.

Diversity at work

Diversity is part of our heritage – as far back as 1880 Henry Fawcett, who was blind, was appointed Postmaster General.

Improving the mix of our people remains a priority and, in particular, we’re encouraging more women to take up a career in technology. We’re proud of our Tech Literacy programmes and events like the BT Young Scientist and Technology exhibition that target young women in education. We’ve run recruitment campaigns in Openreach to attract more women into engineering and redesigned our entry schemes to try to get rid of any unconscious bias.

19,000 women now work for us – many with flexible contracts. That’s 21% of our workforce and more than 11,000 women in our management team (corresponding to 26%). At BT Group plc Board level we aim to have at least 25% female representation on our Board, and it currently sits at 27% (three out of 11 Board members). Our maternity return rate, measured one year after women come back, is 86%, well above the industry average.

Gender is only part of the story. Our aim is to create an inclusive culture that values all differences in people. Research shows that diverse teams are more innovative and can deliver a better experience to an equally diverse customer base.

This year we’ve focused on Inclusive Leadership training for senior management teams, specific programmes around working patterns and promoting our #bettertogether culture. The Race at Work report we sponsored with Business in the Community will set the direction for development programmes for our employees from black and minority ethnic backgrounds.

We are a ‘Two Ticks’a employer and we actively encourage the recruitment, development and retention of disabled people. We’ll automatically put an applicant with a disability or long-term health condition, who meets the minimum criteria for a vacancy, through a Two Ticks is an accreditation that is given to organisations that are committed to employing disabled people.

The Strategic Report	9
Delivering our strategy

to the first stage of the recruitment process. We’re making progress on improving diversity but we recognise that there is a lot more we need to do.

Staying safe and well

We’re committed to having no avoidable health and safety incidents. The 11% reduction in the rate of lost time due to injury brings us to our lowest-ever level. However, some of our activities are inherently hazardous and the risks, particularly in external engineering, remain challenging to manage. We’ve accepted some localised and historic failures raised by the Health and Safety Executive. We’ve done a lot to mitigate the risks highlighted and we still compare well with industry benchmarks.

We haven’t done as well as we wanted on some indicators. Our sickness absence rate has risen by 5%, driven mainly by increasing levels of musculoskeletal and mental health conditions. We’ve measured our people’s sense of wellbeing for some time and the long-term improvements we’ve seen have continued this year with an increase of 0.5%. The pattern of sickness absence and wellbeing varies across the group and is strongly linked to the level of change taking place within a particular business area. We see the best results where changes have been well managed with a style that takes account of people’s perceptions. We’re sharing best practice on managing change across the lines of business and through the Academy.

We continue to focus on early intervention when people are sick or injured. Our company-funded schemes helped get 91% of people treated back into their role on full duties.

Volunteering

Our people can use up to three working days a year on volunteering activities. As well as having a positive impact on society, our employee engagement survey (see page 8) shows higher engagement levels from those who volunteer than from those who don’t.

Some people choose to help charities with particular issues needing their expert input and knowledge. Others use their energy and enthusiasm to make a practical difference in their local communities. That includes helping our tech literacy programme and promoting traineeships.

This year over 27% of our people spent nearly 45,000 days volunteering their time to support charities and community groups around the world. BT volunteers were involved in raising £8.5m for Children In Need and £2.9m for Sport Relief.

The EE business shares our passion for making a difference. It supports several charities through volunteering such as ‘Apps for Good’, in which young people use new technologies to design and make products that can make a difference to their world, gaining confidence and skills at the same time. Our combined contributions will benefit good causes in the years ahead.

Pay and benefits

We compare pay and benefits for our people with companies of similar size and complexity to ensure our remuneration is competitive. We make sure that our salaries meet or exceed the national minimum wage.

In the UK, most of our engineering and support people are paid on terms and conditions negotiated through collective bargaining with our recognised trade unions, ensuring fair terms and conditions for all. Our managers’ pay and any bonuses are determined by a combination of business performance and their personal contribution to the company.

Our executives may also receive long-term awards to reward the creation of shareholder value. The amount they ultimately receive is determined by the group’s performance over a three-year period. Directors must retain incentive shares for a further two-year period.

In line with our regulatory obligations, incentives for people in Openreach are tied solely to a combination of personal contribution and Openreach’s performance, rather than that of the wider group.

We support our people by providing a range of retirement savings plans. In the UK, our main defined benefit scheme is the BT Pension Scheme and our defined contribution scheme is the BT Retirement Saving Scheme. You can read more about these on page 54.

Sharing in success

Almost 60% of our people take part in one or more of BT’s savings-related share option plans (saveshare), which operate in over 25 countries. In August 2015, almost 13,000 people in our 2010 saveshare plan were able to buy shares at 104p, representing an average gain of around £10,000 each.

OUR NETWORKS AND PHYSICAL ASSETS

Our networks, platforms and IT systems are the foundations of the products our customers rely on around the world.

Network platforms

Our global reach

Our global network provides service to 180 countries and is supported by in-country networks and infrastructure. Most of our network assets are in the UK and Continental Europe. We continue to selectively expand the reach of our network to support multinational companies in other regions. And we use the expertise we gain from protecting BT’s own networks to help secure our customers’ networks.

The scale and reach of our global multi-protocol label switching (MPLS) network is a key competitive differentiator. This single IP-based network lets our customer-facing lines of business launch products and services quickly and cost-effectively, without having to invest in dedicated infrastructure for each product.

To help our multinational customers connect their sites we offer virtual private network (VPN) services, which are integral to our ‘Cloud of Clouds’ vision. VPNs provide the convenience and security of a private network, but over the public internet. We use our MPLS network together with a combination of owned and leased fibre connections to connect our points of presence (PoPs) around the world. For the final connection into the customers’ premises, we either use our own circuits, or rent connections from telecoms operators in that country. We also have an extensive satellite network which provides customers with connectivity around the world, including remote locations.

In-country networks

We have extensive networks in the UK, as well as in Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

Our UK fixed-line network is one of our most valuable assets and our investment in fibre broadband is key to delivering modern, superfast services to UK consumers. To meet the demand from businesses, we’re continuing to expand the availability of Ethernet. And when our customers are away from their home or office, they can use one of more than 5.6m BT Wi-fi hotspots.

Our research shows that over the last five years, at peak times, data traffic in the core network has grown by around 50% a year, and we expect growth to continue at this rate. So we’re making sure that our core and access networks can cope with that demand.

10	BT plc
Annual Report & Form 20-F 2016

As a result of buying EE, we now own the UK’s largest mobile network. We’ll continue to invest in its coverage and capability, to consolidate its position as the biggest and fastest in the UK. At the end of March 2016 outdoor coverage of the UK population was:

•	2G over 99%
•	3G over 98%
•	4G over 96%

We also want to expand 4G geographic coverage. This stands at 60% today and we plan to get this to 95% by 2020 with an ambition to go even further.

Between BT and EE, we have a combined 120MHz of paired mobile spectrum. This means we are able to offer speeds of up to 90Mbps in areas served by our 4G+ network.

We have access to over 18,500 basestation sites, via the Mobile Broadband Network Limited (MBNL) joint agreement between EE and Hutchison 3G UK (see page 140).

Progress this year

This year we’ve:

•	installed new, more cost-effective MPS network routers in all 106 core exchanges in the UK;
•	installed new Ethernet switches into 169 exchanges, so even more businesses will have access to BT Ethernet services;
•	continued to roll out the latest technology, such as content caching; so we can use network capacity better and speed up the delivery of TV and Internet content; and
•	integrated the technology to allow BT Global Services to offer a software-defined WAN service. This lets enterprise customers use different types of network together, and provide various services to their users seamlessly, as if over just one network.

Service platforms

We run a number of service platforms that combine our network and IT resources to underpin many of the key products we offer.

One such platform is BT Conferencing, which provides audio and video conferencing services to customers around the world. Our audio conferencing service is called BT MeetMe and is available with Dolby Voice for higher quality sound and a better user experience.

Our BT TV platform supports a growing number of customers and we’re increasing the range of services it delivers. We designed, developed and tested the new BT Ultra High Definition set-top box. We also launched our BT Sport app. It provides BT customers with functionality like goal replays, different camera angles and extra facts – all to enhance the viewing experience.

IT systems

Our IT systems enable us to manage our processes, handle customer information and deliver our products and services. They’re critical to serving our customers and running our business.

For example, our customer management systems hold customer and billing information. They include the technology that works with our online customer portals. And the technology used when customers call a contact centre.

This year we’ve:

•	delivered an integrated set of applications that we call Consumer. com. It is part of our focus on broadening and deepening our customer relationships. It means we have a much easier way for our customers and contact centre agents to manage customer accounts, and track orders and fault management. It has resulted in around 10,000 fewer calls to our contact centres each week;
•	introduced ‘View My Engineer’ to help reduce missed appointments. A customer can use it to check details of scheduled engineer visits. It provides engineer contact details, indicates when the engineer is travelling to the appointment, when the work has been started and when the work has been done; and
•	continued to innovate in our data centres – improving their performance and removing older server technology. For example this year we started to roll out storage virtualisation which helps us store data more efficiently.

Properties

We have around 7,000 properties in the UK and 1,730 across the rest of the world. The number of properties in the UK is higher than the 6,350 we had last year, mainly reflecting our acquisition of EE in January 2016. Through this, we’ve added 635 properties, of which around 560 are EE shops. There are also around 40 former shops EE is in the process of disposing of.

We lease the majority of our UK properties from Telereal Trillium, part of the William Pears group. We signed a sale and leaseback arrangement with them in 2001. 88% of our UK properties are operational sites housing fixed and mobile telecoms and broadband equipment. The rest are retail outlets, offices, contact centres, depots and data centres. We also have our BT Sport TV studios in London.

In the UK, we’ve been consolidating and disposing of surplus office space for several years and we’re working on further opportunities to streamline our real estate. We continue to reduce the size of the operational estate as new fibre-based technologies mean we can dispose of buildings and make energy savings. This year we brought our property management activities back into BT from Telereal Trillium. This will reduce costs by simplifying how we manage our UK property portfolio.

Outside the UK, our offices in Gurgaon, Kolkata and Bengaluru in India are now home to our Central Business Services organisation. This provides support to our lines of business. As part of our strategy of investing in high-growth regions, we’ve expanded our offices in Budapest and Debrecen in Hungary – so we can support our global customers more effectively and efficiently.

The Strategic Report	11
Delivering our strategy

RESEARCH AND DEVELOPMENT

We invest in research and development (R&D) as we believe commercial success is ever more dependent on it. Our long history of innovation combines scientific breakthrough, practical engineering and commercial purpose. We call this ‘purposeful innovation’.

Innovation heritage

Our origins can be traced back to an entrepreneurial fusion of business and innovation. In 1837 Sir William Fothergill Cooke (a businessman) and Sir Charles Wheatstone (an academic) filed a patent for the world’s first practical electric telegraph. This led to the founding of the Electric Telegraph Company in 1846, the seed company that eventually led to the formation of BT.

We’ve pioneered many of the technologies that we and customers now rely on. For example, in 1926 we established the world’s first two-way, trans-Atlantic conversation by radio telephone, from our wireless station near Rugby. And in 1943 Tommy Flowers, working in the telecoms division of the GPO, developed the world’s first programmable electronic computer, Colossus. In 1968, we installed the world’s first digital telephone exchange. We laid the world’s first, purpose-designed optical fibre submarine cable in Loch Fyne in 1980. And in 1984, we installed the world’s first 140Mbps commercial single-mode optical fibre link. Our global IP Exchange platform (GIPX) was the result of one of our research projects. And more recently, we’ve led the industry in setting out our vision for widescale deployment of ultrafast broadband.

We sponsor the Information Age gallery at the Science Museum where many of our historical innovations can be seen, including parts from Colossus.

This year we invested around £470m (2014/15: around £500m) in research and development. Over the years we’ve been one of the largest investors in R&D of any company in the UK, and globally in the telecoms sectora.

We’ve continued to grow the number of inventions we produce from our research activities. In 2015/16 we filed patent applications for 97 inventions (2014/15: 93).

We routinely seek patent protection in different countries and at 31 March 2016 had a worldwide portfolio of around 4,700 patents and applications.

Open innovation

We bring together expertise and resources (both our own and third-party) at our eight global development centres. Adastral Park in the UK is our technology headquarters. It’s an innovation campus which we share with around 70 high-tech companies, and is the workplace for around 3,700 people. This year we continued to grow our development centres in Kuala Lumpur and Bengaluru.

We’re keen to work with people outside BT. We have extensive, long-standing, joint-research programmes with Cambridge University (UK), Massachusetts Institute of Technology (US), Tsinghua University (China), Khalifa University (UAE) and over 30 other universities globally.

Our people help us innovate. This year our internal New Ideas Scheme had more than 1,700 submissions. It’s helping us provide a better service to our customers.

We run innovation showcases where business customers can discuss applications and solutions with our experts, and work with them on solving problems.

a Comparison based on total R&D spend over 2005/06 to 2014/15. Source: EU Industrial R&D Investment Scoreboard, http://iri.jrc.ec.europa.eu/scoreboard.html

Under our communications programme, ‘Ingenious’ we’re sharing BT’s innovation story with thought leaders, governments, and the media.

Examples of our research activities this year include:

G.fast speed improvements

We’ve been driving the standards for a new transmission system at the heart of our ultrafast broadband vision. This means we should be able to deploy ultrafast broadband far more quickly than previously thought possible.

XG-FAST trial

Working with Bell Labs, we’ve demonstrated speeds of 5.6Gbps over 35 metres of copper cable in lab conditions. This proves it’s possible to achieve very high broadband speeds over existing infrastructure.

Long-reach VDSL

We have shown in the lab that we can take a 2km long copper line currently achieving 9Mbps with standard VDSL, and increase this to 24Mbps and beyond.

Future-proofing exchange operations

We’ve been improving the tools that our exchange-based engineering teams use for planning their work. We use artificial intelligence and mathematical modelling to better forecast, plan and schedule where people and equipment will be needed.

Quantum communications

We’re also leading the world in demonstrating how quantum physics and optical engineering are on the cusp of providing much improved security for optical fibre systems. We’ve shown how a 200Gbps stream of encrypted data can be transmitted on the same 100km network link as a quantum encryption key. This work could offer enhanced security for the data networks of the future.

BRAND AND REPUTATION

We own three strong brands: BT, EE and Plusnet. These are at the heart of our efforts to broaden and deepen our customer relationships. The experience our customers have is shaped not just by the service our front-line teams provide, but by everything we do: from the products and propositions we design, to the way we communicate with customers.

The BT brand continues to go from strength to strength. Brand Finance has valued it at $18.4bn, 14% more than a year ago. According to their analysis, BT is the 60th most valuable brand in the world and the third most valuable brand in the UK.

In March 2015, we re-entered the UK consumer mobile market, under the BT brand. In January 2016 we took ownership of the EE brand. Since its launch in 2012, the EE brand has achieved impressive results in terms of awareness and positive associations.

The Plusnet brand continues to offer a distinctive positioning of brilliant service at a great price. We’ll continue to run all three of our brands in the UK consumer market, offering products that meet different customer needs.

We continue to innovate for our customers, further building the strength and breadth of our brands. For example:

•	In August, we added to our BT Sport offering, showing exclusive UEFA Champions League and UEFA Europa League games. We enhanced this with the launch of Europe’s first live ultra-HD sports TV channel.
•	We also embarked on a multi-year strategic technology partnership with the Williams Martini Racing Formula One team. We’re providing the team with innovative communications

12	BT plc
Annual Report & Form 20-F 2016

technology to help improve car performance with instant access to real-time data. Our collaboration is already helping Williams to work better – connecting race tracks around the world with their headquarters in Oxfordshire.

Using partnerships to raise awareness

Partnerships continue to be an important part of the way we build our reputation and show our support for good causes. For example we:

•	launched our BT Sport Infinity Lab competition to find start-ups and entrepreneurs with innovative digital media and production solutions;
•	agreed multi-year sponsorship of the Institution of Engineering and Technology’s new Diamond Jubilee Scholarship Programme;
•	have continued to develop our Connecting Africa programme (see below); and
•	continued to support good causes including Children in Need in November 2015 and Sport Relief in March 2016 (see page 9).

STAKEHOLDERS AND RELATIONSHIPS

As well as our people, our main stakeholders are: our customers; communities; BT Group plc’s shareholders; lenders; our pension schemes; suppliers; government; and regulatory authorities.

Our markets and customers

We sell fixed-voice, broadband, mobile and TV products and services to individuals and households in the UK. For small and medium-sized enterprises, as well as larger businesses in the UK, we offer fixed-voice, broadband, mobility, networking and IT services. In both the UK and globally we offer managed networked IT services to multinational corporations, domestic businesses and public sector organisations.

Some of our customers are also our competitors. This is because we sell wholesale products and services to other communications providers in the UK and overseas.

You can read about our markets, customers and the services we provide them in our lines of business section from page 36.

Communities and societya

BT’s purpose is embedded at the heart of our business, and has helped us to deliver economic growth and wider societal and environmental benefits. During the year we invested £35m to accelerate a number of environmental (see page 16) and societal priorities that help to bring our purpose to life. This investment is a mixture of cash, time volunteered, and in-kind contributions. It is equivalent to 1.1% of our previous year’s adjusted profit before tax. Over the last five years we’ve invested over £153m, an average of 1.18% of our adjusted profit before tax.

Creating a connected society

This year, we extended our fibre footprint in the UK to more than 25m premises and – in line with our 2020 goal – this means around 8.5 out of 10 people can now access fibre-based products and services (see page 45). We plan to extend coverage even further so that fibre availability in the UK exceeds the Government’s current target of 95% by the end of 2017.

We continue to push for greater digital inclusion, both by playing a leading role in the development of the Government’s Digital Inclusion Outcomes Framework, and through the use of our own products.

[a]	Data excludes EE.

We’re helping low income groups to get online with two products: BT Basic + Broadband and our BT Business Digital Inclusion for Social Housing solution. The launch of the ‘BT and Barclays Wi-Fi in Our Community’ initiative is providing access, guidance and coaching to those who need it most.

Keeping people safe online remains a priority. Internet Matters, the website we co-founded in 2014 to help parents keep their children safe online, has now had over 2.5m visitors. The Right Click, our partnership with UNICEF UK, has seen BT volunteers deliver 280 workshops in schools, teaching children and their parents how to use the internet safely.

This year we’ve developed a methodology to measure the social impact of our products and services. This has been successfully piloted on three propositions (BT Basic, Digital Inclusion for Social Housing and Mobile Health Worker) and it has been used on a corporate contract through our work with the Colombian government (page 32). Having a way to measure the wider benefits our products and services can bring shows how valuable ICT, and what we do, has become in people’s day-to-day lives. We can also use the methodology to influence how we develop our future products.

Outside the UK, our Connecting Africa programme has now successfully connected all 30 of the planned SOS Children’s Villages, in 13 countries, using BT’s satellite technology. We have used this in seven villages to provide a new Healthcare Management System, improving healthcare services for over 100,000 people.

We also continue to embed social and environmental criteria into our business processes, helping us to make better decisions, stimulate growth and spark innovation. In January we launched a BT Infinity Lab competition, in partnership with the Department of Transport, to stimulate social and environmental innovation in the SME sector.

Supporting charities and communities

This year we added £94m towards our £1bn target. £60m of this was raised via MyDonate, our commission-free online fundraising and donations platform. This takes our overall fundraising total to £327m.

As well as supporting a number of smaller charities and individual fundraisers, we again used MyDonate and our communications technology – with help from our volunteers – to support various large telethons (page 9). These included Comic Relief, Children in Need, and the Disasters Emergency Committee appeal after the earthquake in Nepal.

In the UK, we provide discounted calls and line rental charges to members of The Charities Club, saving those charities £1.2m on their phone bills.

We see sport as a positive vehicle for change in young people’s lives. Through the donations of BT Sport customers, The Supporters Club funded nine new sports charities and community sports foundations this year (four in the UK). And we encourage people to take up sport through the Join In campaign.

BT Group plc’s shareholders

BT Group plc has around 825,000 shareholders. As well as the Annual Report and Annual General Meeting, BT Group plc keeps its shareholders up to date with how we’re doing through regular mailings. These often include offers on our products and services that are only available to shareholders. Our website includes press releases, newsletters, presentations and webcasts that can also keep our shareholders informed.

The Strategic Report	13
Delivering our strategy

BT Group plc held a general meeting in April 2015 at which shareholders approved the acquisition of EE. And in January 2016 BT Group plc published a prospectus for the issue of new BT Group plc shares that were part of the consideration for the acquisition.

Most of BT Group plc shares are held by institutional investors. There is an extensive investor relations programme aimed at keeping existing investors informed and attracting new ones. This programme includes:

•	reporting quarterly results, accompanied by a conference call or presentation from senior management;
•	‘teach-ins’ on key topics;
•	site visits (for example this year we invited investors to an innovation event at Adastral Park); and
•	meetings and conference calls with investors both in the UK and around the world.

In 2015/16, BT Group plc held 353 meetings or events with institutional investors. This compares with 369 in 2014/15.

We were voted the best company for investor relations in England in the Extel Survey 2015, for the second year running. We also maintained our second place in the European telecoms sector. And we won the IR Magazine award for best investor relations in the European Technology & Communications sector.

Our lenders

Our lenders, mainly banking institutions and bond holders, play an important role in our treasury and funding strategy.

These relationships are vital for funding the business and meeting our liquidity requirements. We tell you more about this on page 54.

Our pension schemes

We operate defined benefit and defined contribution pension schemes. The largest is the BT Pension Scheme (BTPS) which has 301,500 members. You can read more about it on page 54.

Our suppliers

Our suppliers play a vital role; their products and services help us deliver our strategy. We source from across the world and currently have suppliers in over 150 countries. We spent around £10.2bn with our suppliers this year (2014/15: £9.4bn). Around 64% of our spend is with the top 100 suppliers.

We want to get the most from our suppliers – especially from their diversity, skills and innovation. The mix of suppliers keeps evolving as we expand into markets such as mobility, TV and televised sport. This year we’ve grown our supplier base in IT security, to support our growing investment in cyber security. But we’ve also removed over 2,800 suppliers from our procurement systems.

As part of integrating EE, we’re working to identify opportunities for cost savings and efficiencies through our combined spend.

Our approach to procurement

We have around 330 BT people in 30 countries working with suppliers. As part of our cost transformation activities we’ve concentrated on making the most of our relationships with our largest suppliers to get even better value. In-life contract management of our top 130 suppliers has delivered savings of around £18m.

We’ve continued our Purchase Order (PO) Intercept programme, reviewing all POs over £1,000 to make sure that we’re getting the best from our spend across BT. Our Central Business Services organisation has hired more people to support this programme. They’ve reviewed around 90,000 POs, accounting for £4bn of spend, and have saved us more than £15m.

The Procurement Profession, part of the BT Academy, has grown this year, developing a rich library of over 120 training modules. The website attracts more than 250 visits a month on average.

Our ambition is to have all our buyers accredited and licensed. And for a few of our expert practitioners to be recognised externally as fellows of CIPS (Chartered Institute of Procurement and Supply).

We now have 198 licensed buyers. And there are now five fellows of CIPS (2014/15: two) leading our procurement activities in BT.

Choosing our suppliers

We want to know who we’re doing business with and who is acting on our behalf. So we:

•	choose suppliers using principles that make sure both we and the supplier act ethically and responsibly;
•	check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way; and
•	measure things like suppliers’ energy use, environmental impact and labour standards, and work with them to improve these.

Ethical standards in our supply chain

We want our suppliers’ employees to experience working conditions that are safe and fair. We send all but our lowest-risk suppliers an ethical standards questionnaire. Based on their responses, we follow up with any suppliers identified as high or medium risk. This year we met our target to achieve 100% follow-up action within three months. We also visit supplier sites to make sure they meet our standards. This year we visited 47 sites around the world, the same as last year.

To comply with the Dodd-Frank Act and our Securities and Exchange Commission (SEC) obligations, we repeated our annual research asking our BT product suppliers whether their products contain certain minerals which may have been sourced from conflict areas such as the Democratic Republic of the Congo. As a result we have a better understanding of our suppliers’ own supply chains but we’re not yet at the point where we can declare an individual product to be entirely conflict mineral free.

In June 2015 we filed with the SEC our 2014 report describing our conflict minerals approach and reflecting the supplier responses we received. We will file the report for 2015 in May 2016.

The Modern Slavery Act, which came into effect in 2015, has meant that we’re reviewing the processes we use with our suppliers to address human rights risks in our supply chain.

Paying our suppliers

This year the average number of days between invoice date and supplier payment was 62 days globally (2014/15: 60 days), with 54 days for UK invoices.

Suppliers can choose to use the BT Supplier Finance scheme which offers contracted suppliers the chance to be paid early. This reduces their financing costs. We introduced it in September 2013 and it’s now one of the largest supplier finance schemes in the UK, supporting over £1.4bn of spend. EE also operates a supplier finance scheme.

These schemes are attractive for SMEs (who make up around 40% of our supply base). It also supports UK government initiatives to encourage small business growth.

We also follow the principles of the Better Payment Practice Code set up by the Government in partnership with business organisations.

14	BT plc
Annual Report & Form 20-F 2016

Human rights

The human rights of our employees, people working in our supply chain, our customers and members of the communities where we operate could be affected by the way we do business. We think about what these effects could be and try to positively impact the experience and approach for those we work with. We also consider how we can remove or reduce potential negative impacts in accordance with the UN Guiding Principles for Business and Human Rights (UNGPs).

It’s important that everyone in BT, and everyone who works with us, understands our commitment to the UNGPs. That’s why we commit to them in The Way We Work, our statement of business practice.

We have other policies to address specific issues which might affect human rights, such as: supply chain standards; diversity and inclusion; and safety and wellbeing in the workplace.

We’re in the process of drawing together our approach into one overarching human rights policy so that anyone can easily access our principles and understand how we put them into practice.

As we’re a communications provider, the rights to privacy and freedom of expression are the human rights which could be most at risk from our operations:

•	Privacy – because we must comply with laws on investigatory powers. These allow governments, in certain situations, to request information about how people use our services and the content of their communications.
•	Freedom of expression – because although we don’t host much online content ourselves, we do help people get online. So if we block content (which we do in very limited circumstances), that could clearly affect people’s rights to express their views and receive information.

We support and respect people’s rights to privacy and free expression, though we accept that sometimes there may need to be limitations on those rights, as international human rights standards allow. Any limitations should be within clear legal frameworks with the right checks and balances. In December 2015 we published our Privacy and Free Expression in UK Communications report which explains our approach to this in more detail.

Our Human Rights Steering Group, which is chaired by a member of the BT Group plc Operating Committee, meets quarterly. This year it considered a broad range of issues, including:

•	our approach to an overarching human rights policy;
•	our due diligence processes when it comes to winning business;
•	the Modern Slavery Act 2015;
•	our supply chain; and
•	specific human rights issues arising from day-to-day business.

We’re developing an enhanced human rights due diligence tool for our global sales team. We’ve also undertaken detailed human rights impact assessments on a number of potential business opportunities. As a result, we took a range of mitigating steps such as including detailed contractual provisions, integrating human rights considerations into customer training and ongoing project monitoring. We’ve also turned down business opportunities on the basis of human rights concerns.

Our relationship with HM Government

We are one of the largest suppliers of networked IT services to the UK public sector. We work with more than 1,400 organisations across central, local and devolved government, healthcare, police and defence to provide some of the UK’s most vital services.

For example:

•	We run N3, the National Health Service’s secure national network.
•	We provide telecoms services to the Ministry of Defence and contact centre and conferencing services to the Department for Work and Pensions.
•	We’ve recently started working with the NHS Islington Clinical Commissioning Group and the London Borough of Islington to provide a service that will help join up health and social care in Islington and improve the experience of care for the borough’s residents.
•	We’re working with Bromley Council to deliver computer and data centre services which will help provide them with greater flexibility in running their IT services.
•	We’re working with the Government to extend fibre broadband to rural areas under the Broadband Delivery UK (BDUK scheme).
•	In December, EE was awarded a contract to provide the emergency services workers with nationwide 4G voice and data services.

We can be required by law to do certain things and provide certain services to the Government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning.

The Secretary of State for the Home Department can also require us to take certain actions in the interests of national security.

Regulation

Communications and TV services are regulated by governmental and non-governmental bodies in the UK and around the world. This is to make sure that CPs and broadcasters comply with common standards and rules, and that nobody is disadvantaged by providers with strong positions in their markets.

European Union (EU) regulation

In EU countries, electronic communications networks and services are governed by directives and regulations set by the European Commission (EC). These create a Europe-wide framework (known as the European Common Regulatory Framework) covering services such as fixed and mobile voice, broadband, cable and satellite TV.

The directives include rules covering:

•	access and interconnection;
•	universal service obligations; and
•	a requirement for national regulators to review markets for significant market power (SMP) every three years and to put appropriate and proportionate SMP remedies in place.

Companies with SMP typically have a market share of 40% or more and would, without regulation, be able to do things such as increase prices without losing business to competitors (as would happen in a fully competitive market). The directives also cover how regulators should impose remedies to prevent the exercise of SMP, for example by setting price controls. The rules require national regulators to consult with the EC on any remedies before they are finalised to make sure they’re consistent with European regulations.

Functional separation of the access network from downstream retail businesses is included in the EU Common Regulatory Framework list of remedies. But it’s positioned as an exceptional remedy, requiring a high burden of proof of market failure, and subject to EC approval. Structural separation, unless self-imposed, is not included.

The Strategic Report	15
Delivering our strategy

In May 2015, the EC announced its strategy for the Digital Single Market which includes a plan to review the European Common Regulatory Framework. As part of this review, the EC will assess how to encourage investment in infrastructure and how to make current telecoms and media rules fit for new challenges and new service providers. The EC is also reviewing copyright and content policy. Any changes are expected to be implemented by mid 2017.

UK regulation

The telecoms and broadcasting industries are regulated primarily by Ofcom (the UK’s independent regulator) within the framework set by the various European directives, the Communications Act 2003 (the Communications Act) and other UK and EU regulations and recommendations.

The telecoms sector is subject to an extensive ex-ante regulatory framework set out under the European Common Regulatory Framework. By contrast, broadcasting and pay-TV is only currently subject to a mixture of separate, specific regulation and general competition law.

The Communications Act and Ofcom

The Communications Act gives Ofcom legal powers and sets out how electronic communication and broadcasting services should be regulated in the UK. It includes the conditions set by the European directives. Ofcom’s main duties are:

•	To further the interests of citizens in relation to communications matters.
•	To further the interests of consumers in relevant markets, where appropriate by promoting competition.

Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with. Some conditions, known as General Conditions, apply to all CPs. These mainly deal with:

•	protecting consumers;
•	access and interconnection;
•	planning for emergencies;
•	providing information to Ofcom; and
•	allocating and transferring phone numbers.

Other conditions apply to certain companies that are universal service providers or which Ofcom has decided have SMP in a particular market. We’re the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain obligations. The main one is to make sure that basic fixed-line services are available at an affordable price to all consumers. We’re also obliged to provide public payphones, although we can remove those that are uneconomic (subject to local consultation and agreement by local authorities).

We have SMP in a number of markets including Business Connectivity (such as Ethernet and backhaul), Fixed Access (including LLU, GEA and WLR) and Wholesale Narrowband (such as Call Origination). Ofcom’s market reviews are therefore very important for us.

Following a market review, if Ofcom decides that a CP has SMP, it can put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

CPs affected by Ofcom decisions can appeal them through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

BT’s Undertakings

In response to Ofcom’s 2005 Strategic Review of Telecommunications we gave some legally-binding undertakings under the Enterprise Act 2002. These Undertakings (which included the creation of Openreach) began in September 2005. They aim to give clarity and certainty to the UK telecoms industry about the way we provide wholesale regulated products. This in turn supports effective and fair competition in related retail markets.

Ofcom announced in March 2015 that, ten years on from the last one, it would carry out a new strategic review, this time of the wider digital communications industry.

The review has looked at ways to improve investment, innovation, and sustainable competition across fixed-line, broadband and mobile markets, and at ways to ensure that where regulation is necessary, it is targeted with deregulation elsewhere. Ofcom has also looked at ways of empowering consumers.

On 25 February 2016, Ofcom published its initial conclusions:

•	Ofcom sees passive access to Openreach’s underground ducts and telephone poles as key to its future competition policy, especially to encourage investment in fibre-to-the-premises by other companies. Ofcom wants an improved process for getting access to this infrastucture, including an online database of its location, condition and capacity.
•	Ofcom wants a strengthened model of functional separation of Openreach so that it can take its own decisions on budget, investment and strategy, in consultation with the wider industry.
•	Ofcom intends to introduce: tougher rules on faults, repairs and installations; transparent information on service quality; and automatic compensation for consumers when things go wrong.
•	Ofcom will work with the Government to deliver a new universal right to fast, affordable broadband for every household and business in the UK. Also, when Ofcom releases spectrum for mobile operators, it intends to impose obligations to improve rural mobile coverage.

We’ve made a number of proposals to Ofcom to address its concerns. These include a new governance structure for Openreach and a clear commitment on investment. We’re happy for other companies to use our ducts and poles which have been open to competitors since 2011.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete and provide the services our customers require. We’re pressing incumbent operators around the world, and their national regulatory authorities, for fairer, cost-related wholesale access to their networks.

We’re also in discussions with both EC and US regulatory authorities over what we believe to be premature deregulation of parts of the US telecoms market. This has made it more difficult for non-US CPs to enter and compete in the US, while European telecoms markets remain open to competition from US operators.

16	BT plc
Annual Report & Form 20-F 2016

Price regulation of our main wholesale products

The following table shows the main wholesale products provided to CPs which are subject to price controls in markets where we have been found to have SMP.

Product	Price control	Current charge control ends
Call origination	RPI–3.6%	30 September 2016
Call termination	RPI–3.1%	30 September 2016
Ethernet	CPI–13.5%	31 March 2019
PPCs	CPI–3.5%	31 March 2019
WLR rental	CPI–3.0%	31 March 2017
IPStream rental	CPI–4.4% in Market Aa only	31 March 2017
MPF rental	CPI+0.3%	31 March 2017
SMPF rental	CPI–33.4%	31 March 2017

[a]	Wholesale broadband services are regulated in Market A which covers 9.5% of UK premises. Market B covers the remaining premises and is competitive and unregulated.

Our wholesale fibre broadband product, GEA, is not currently subject to price regulation. This will be reviewed again in Ofcom’s Wholesale Local Access market review expected to begin later in 2016, with a final decision due by 1 April 2017.

Other regulatory decisions and activities

Business Connectivity market and cost attribution

In April 2016, Ofcom published its final statement on its Business Connectivity Market Review, Leased Lines Charge Control and Cost Attribution Review. The key measures Ofcom proposes are:

•	charge controls to apply from 1 May 2016 until 31 March 2019;
•	the introduction of minimum service levels for the provision of Ethernet services by Openreach;
•	requiring Openreach to provide access to its fibre network for providers of high-speed leased lines for businesses (‘dark fibre’).

In setting the charge controls, Ofcom made a number of base year cost adjustments to reflect its Cost Attribution Review assessment that some of our attribution methodologies do not reflect the activity that drives the cost. This is also likely to affect future price controls, including in the Wholesale Local Access and Narrowband markets.

Ethernet dispute

In August 2015, the Court of Appeal granted us permission to appeal the CAT’s August 2014 decision relating to a dispute on historical Ethernet pricing that was originally determined by Ofcom in 2012. Our appeal was granted on three legal grounds, including whether Ofcom had the power to require us to make the payments it determined in the dispute and if it has the power to award interest charges on these payments. Ofcom has deferred its final determination on the amount of interest payable until the Court hears the appeal, which we expect to take place in March 2017.

In November 2015, the Court of Appeal also granted TalkTalk permission to appeal the CAT’s August 2014 decision.

Margin squeeze test

In May 2015, we lodged an appeal with the CAT against the design of Ofcom’s regulatory margin squeeze test which requires BT Consumer to maintain a ‘minimum margin’ on newly-acquired fibre broadband customers.

In August 2015, Ofcom issued supplementary guidance on how the ‘minimum margin’ test in respect of fibre broadband would be impacted by a material change in circumstances (such as the launch of our UEFA Champions League and UEFA Europa League content). While we welcome this guidance, it still doesn’t provide enough flexibility around how we recover our BT Sport costs. And we believe it does not address concerns previously raised by the European Commission around providing us sufficient flexibility to recover these costs.

In March 2016, the CAT issued its judgment on our appeal. The CAT found that Ofcom was entitled to impose a regulatory margin squeeze test as one of the remedies in its Fixed Access Market Review, and rejected our arguments that Ofcom had not met the legal or evidential tests to impose such a condition. Our appeal on the design of the margin squeeze test is being heard by the CMA and its provisional determination is expected in the coming months.

Pay-TV

We’re appealing to the CAT Ofcom’s November 2015 decision to remove Sky’s Wholesale Must Offer obligation on Sky Sports. We believe that effective remedies are essential to address the failure of competition in the pay-TV market, where Sky has held a dominant position for more than a decade.

Broadband USO

In March 2016, the UK Government began a consultation on a broadband Universal Service Obligation (USO) that will require a minimum line speed of 10Mbps to be provided. In April 2016, at the Government’s request, Ofcom began a consultation on the design of the USO including whether there should be one or more designated USO providers, whether there should be a competitive process for designating USO providers and whether the net costs of a USO should be funded by industry. Ofcom plans to report back to the Government by the end of 2016.

PROTECTING THE ENVIRONMENT

We believe that the Information and Communications Technology (ICT) industry plays a vital and ever-growing role in tackling climate changeb. As set out in a reportc published this year, we believe increased investment in ICT can reduce UK carbon emissions by 24% by 2030, while creating value for the UK economy (£122bn in that year). Reflecting our role in this area, we also organised and took part in working sessions at the UN climate negotiations in Paris (COP21).

We launched 100% Sport at Climate Week in New York, encouraging sports fans to switch to renewable energy and promoting our support for the global #go100percent campaign (created by the Renewables 100 Policy Institute).

Reducing our customers’ carbon footprintd,e

We continue to progress towards our 3:1 goal of enabling our customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business.

This year we generated £3.6bn of revenue from products and services that have contributed to carbon abatement – up from £3.4bn in 2014/15. As an example, our Field Force Automation

[b]	As a signatory to the Climate Disclosure Standards Board’s (CDSB) fiduciary duty and climate change disclosure, we summarise our response to climate change through this Annual Report with more details in our Delivering Our Purpose report, www.btplc.com/purposefulbusiness.
[c]	‘The Role of ICT in Reducing Carbon Emissions in the UK’, www.btplc.com/Purposefulbusiness/ Stories/Energyenvironment/UKcarbontarget/index.htm.
[d]	We restate previous years’ data when subsequent information is deemed to be materially significant, such as replacing previous estimates with measured figures.
[e]	EE data is excluded, in line with the GHG protocol, pending next year’s report when we will provide new baseline numbers.

The Strategic Report	17
Delivering our strategy

services enable organisations with mobile teams to improve their productivity by automating fleet and driver scheduling and reporting. This means they can better manage their fleet of vehicles, saving fuel and reducing emissions.

Our own energy use and carbon footprinta,b

Reducing our energy use

We’ve reduced our worldwide energy use for the seventh consecutive year. In Great Britain we spent around £307m on energy and fuel this year (2014/15: £306m). We estimate that our energy savings programme has helped reduce our overall bill by £29m this year, and by £190m since 2009/10. Of the worldwide energy we buy, 95% comes from renewable sources and we’re aiming to achieve 100% – where markets allow – by the end of 2020.

Reducing our carbon footprint

We report all of the greenhouse gas (GHG) emission sources required under UK regulationsc. The following chart shows the 10% reduction this year in our total operational worldwide CO2 equivalent (CO2e) emissionsd:

Carbon emissions from our operations CO2e
– kilotonnes(kt)a,b

Emissions (excludes third party consumption)	1997 (base)	2016	2015	2014	2013

Total Scopes 1-3 Gross[e]	1,628	1,326	1,447	1,387	1,445

Total Scopes 1-3 Net[f]	1,628	349	387	391	535

Scope 1 – Direct emissions from combustion of fuel and operation of facilities	414	172	174	182	194

Scope 2 – Indirect emissions from electricity purchased for own use (Netf)	1,097	51	65	62	190

Scope 3 – Other indirect emissions	117	126	148	147	151

[a]	We restate previous year’s data when subsequent information is deemed to be materially significant, such as replacing previous estimates with measured figures.
[b]	EE data is excluded, in line with the GHG protocol below, pending next year’s report when we will provide new baseline numbers.
[c]	We use the GHG Protocol Corporate Accounting and Reporting Standard, with UK Government GHG Conversion Factors for Company Reporting 2015.
[d]	We report on all our greenhouse gas emissions as a single total, by converting them to the equivalent amount of CO2 using latest government conversion factors.
[e]	Gross-Equivalent to Location Based emissions accounting method as defined in the GHG Protocol Scope 2 Guidance amendment to the Corporate Standard.
[f]	Net-Equivalent to Market Based emissions accounting method as defined in the GHG Protocol Scope 2 Guidance amendment to the Corporate Standard.

We also report two CO2e intensity measures:

•	Our climate stabilisation intensity (CSI) target: by 2020, we’ll reduce our operational worldwide carbon emissions per unit of value-added (our contribution to GDP) by 80% compared to 1996/97. At the end of this year, we’d achieved 81%, exceeding our target. Next year, we’ll incorporate EE into the numbers and set a new target.
•	Our scope 1 & 2 emissions this year totalled 12.5 tonnes CO2e per £m revenue, reflecting an 86% reduction since our base year of 1996/97.

Conserving natural resources

Reducing water usage

Most of our water usage is for office and catering facilities, or to cool equipment (for example, in telephone exchanges). This year we reduced our UK water consumption by 10%. We’ll continue to target and reduce leaks using our half-hourly meter readings, provided by our automatic monitoring and reporting programme.

Managing waste products

We try to minimise the amount of materials we use in our operations, and to reuse them where we can. Otherwise our specialist contractors recycle them wherever possible, or manage their disposal – including hazardous materials such as oil, and some types of light bulbs and batteries – in line with legislation.

18	BT plc
Annual Report & Form 20-F 2016

OUR PERFORMANCE AS A SUSTAINABLE AND RESPONSIBLE BUSINESS

The first table below demonstrates our performance against our six 2020 ambitions. Below that, we report progress against seven foundation measures. Next year, we aim to maintain or improve on each of our ambitions and measures. To aid comparison against previous years, we exclude EE’s contribution to the group this year, but we’ll provide new baseline numbers in our 2016/17 Annual Report.

Our 2020 ambitions

	Our 2020 ambitions	2014/15 performance	2015/16 performance	Status	Page

Supporting charities and communities	Use our skills and technology to help generate more than £1bn for good causes	£86m raised for good causes Cumulative total: £234m since 2012	£94m raised for good causes Cumulative total: £327m since 2012

	Inspire 66% (two-thirds) of our people to volunteer	26% of BT people volunteering	27% of BT people volunteering

Creating a connected society	More than 9/10 people in the UK will have access to our fibre-based products and services	7.5 out of 10	8.5 out of 10

	Helping 10m people overcome social disadvantage through the benefits our products and services can bring	n/a – new target	2.6m people reached

Creating a culture of tech literacy	Help 5m children to receive better teaching in computer skills	n/a – new target	344,000 children reached

Delivering environmental benefits	Enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our businesses	1.5:1 achieved	1.6:1 achieved

Our foundation measures

	Our foundations	2014/15 performance	2015/16 performance	Status	Page

Our investment	Investment to accelerate our purposeful business approach; to be more than 1% of adjusted profit before tax (PBT)	1.15% of PBT invested	1.10% of PBT invested

Our customers	Customer service: to consistently improve RFT across our entire customer base	4.7% improvement	3.0% reduction (see page 3)

Our employees	Employee engagement index: our relationship with our employees	3.82/5 achieved	3.81/5 achieved

	Sickness absence rate: % of calendar days lost to sickness	2.23% calendar days lost to sickness	2.33% calendar days lost to sickness

	Ethical performance: our employees’ awareness and training	4.33/5 achieved	4.31/5 achieved

Our suppliers

Ethical Trading: across our supply chain, with focus on Human Rights. Achieve 100% follow-up within three months, for all suppliers identified as high or medium risk, through our ethical standards questionnaire

		96% follow-up within three months	100% follow-up within three months

Our environmental impact	CO2e emissions: a measure of our climate change impact. We’ll reduce our worldwide CO2e emission intensity by 80% by December 2020.	79% reduction in net CO2e emission intensity vs. base levels (1996/97)	81% reduction in net CO2e emission intensity vs. base levels (1996/97)

Target met	Target failed	Ongoing

The Strategic Report	19
Delivering our strategy

OUR RISKS

We’re affected by a number of risks and uncertainties. Some risks come from outside our business, others from within. Some we can’t control. Many of our risks are similar to those felt by comparable businesses.

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so has our response to them.

BT’s Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and addressed our biggest risks. However, there may be some risks which are unknown to us today. And there may be some that we consider less significant now but which become more important later.

Things that happen outside BT present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating those risks while aiming to take advantage of any opportunities that may emerge.

We recognise the particular uncertainty that political and geo-political risks present, both in the UK (like the forthcoming referendum on Britain’s membership of the EU) and globally. We now monitor these through a separate sub-committee of BT’s Risk Panel.

In the section that follows, we talk about what we’re doing to stop our main risks materialising, or to limit their impact. Our biggest risks and uncertainties should be considered alongside the risk management process, the forward-looking statements in this document and the cautionary statement on those statements (see page 142).

How we manage risk

To meet our objectives, build shareholder value and promote our stakeholders’ interests, we must manage risk. We have a group-wide risk management process with four stages. The four stages of this are: identification; evaluation; response; and monitoring.

Changes over the year

In 2014/15 we improved the way we manage risk by strengthening our approach to managing it in projects and programmes; further developing our assessment of risk appetite; and identifying opportunities to develop our risk management culture. Specific improvements in 2015/16 included:

UK Corporate Governance Code

Responding to changes in the UK Corporate Governance Code that impact our ultimate parent company, we’ve refreshed several aspects of our risk management framework. That included expanding our quantification methodology and reviewing our material controls.

Enhanced tools

This year we’ve trialled software which helps with modelling risk. We’re also in the process of upgrading our core risk management software to make it easier for people to use.

Education and awareness

We believe risk management is an essential capability for our business. It’ll therefore be a core skill across all the professions in our business with tailored training for everyone who works for BT.

20	BT plc
Annual Report & Form 20-F 2016

Strategic and financial risks

Risk description	Potential impact	Link to strategy and business model

Growth in a competitive market

Our markets are characterised by:

•  constant and rapid change;

•  strong and new competition;

•  falling prices and (in some markets) falling revenues;

•  technology changes;

•  market and product convergence;

•  customers moving between providers; and

•  regulation to promote competition and cut wholesale prices.

	If we don’t grow our revenue profitably and sustainably, our cash flows could be impacted. This could limit our ability to invest in the business or pay dividends.	• Invest for growth Trend:

Communications industry regulation

Regulation affects a lot of what we do.

In the UK, after market reviews, Ofcom can make us provide wholesale services on specified terms. Ofcom reviews the shape and size of that regulation every three years and can include controls on the price we charge for regulated products. It can investigate and enforce any regulatory rules in place and impose fines on us if we don’t comply.

Ofcom also has powers to regulate the terms on which we get supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels. This can increase our costs and affects the scope of services we can provide to customers. Ofcom can also sort out disputes between us and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can make it tough for us to enter markets and compete. Regulation will also define the terms on which we can buy wholesale services from others.

Regulatory rules can affect our ability to compete effectively and earn revenues. UK regulation has the biggest impact – because we have to supply wholesale access products on regulated terms.

Around £5.7bn of our revenue (£3.3bn of which is to downstream parts of BT) is from supplying wholesale services to markets where Ofcom has found us to have significant market power. Most of these revenues are from products with regulated prices which we also have to cut each year by a defined, real-term percentage. The regulatory controls usually last for three years and hold back revenues during that time.

Where other CPs ask Ofcom to sort out disputes with us, there’s a risk that Ofcom may set the prices we supply services at, and/or make us provide specific services. In some circumstances, Ofcom can adjust past prices and make us pay back CPs.

Regulation outside the UK can hit our revenue too. For example, overly-restrictive licensing requirements or ineffective regulation of access to other networks mean we might not be able to compete fairly. Regulation can also define and control the terms of access to necessary regulated inputs, which raises our costs.

• Deliver superior customer service • Transform our costs Trend:

Pensions

We have a large funding obligation to our main defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme). The BTPS faces similar risks to other defined benefit schemes. Things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden.

Our contributions to the BTPS are next due to be reviewed at the triennial funding valuation as at 30 June 2017. If there’s an increase in the pension deficit, then we could have to increase deficit payments into the Scheme. That might affect our share price and credit rating. If our credit rating fell in future, it would cost us more to borrow money and we might not get such flexible borrowing terms. Higher deficit payments could mean less money available to invest, pay out as dividends or repay debt as it matures.

• Transform our costs • Invest for growth Trend:

Trend indicates management’s perception of how the pre-mitigation risk has moved year on year	Pre-mitigation risk is increasing/worsening	Pre-mitigation risk is at a similar level	Pre-mitigation risk is lessening/improving

The Strategic Report	21
Delivering our strategy

What’s changed over the last year?	How we’re mitigating the risks

Last year we did some big things as part of our growth strategy. We:

•  acquired EE;

•  won FA Premier League rights for the second time;

•  launched our BT Sport Europe channel; and

•  deployed more of our fibre broadband network.

Our competitors are beginning to react. CK Hutchison wants to buy Telefónica Europe plc (O2 UK). Virgin Media is expanding its network. Sky is being more aggressive in broadband. Vodafone has entered the consumer home phone market. The market is going to get more difficult – not only because of the moves of our traditional competitors but also from players in neighbouring markets, as the dividing lines between industries keep blurring.

There are also regulatory risks that could threaten revenue growth –particularly Ofcom’s ‘Business Connectivity Market Review’ and ‘Wholesale Must Offer’ statement on pay-TV sports channels.

We stick to our strategy, which means:

•  broadening and deepening our customer relationships;

•  delivering superior customer service;

•  transforming our costs; and

•  investing for growth.

If we do that, we’ll grow our revenue profitably and sustainably.

We’ve been investing in areas like fibre, TV and content, voice and mobility, UK business markets, and our global corporate customers. Our cost transformation programmes are still delivering savings. We can also seek changes in regulation to make things fairer – so we can compete harder in neighbouring markets, which will be better for our customers.

There has been a lot of regulatory activity in different areas. We’ve summarised this in the Regulation section on page 14.

Alongside the standard cycle of market reviews, in March 2015 Ofcom announced an overarching strategic review of the digital communications market. In February 2016 it set out its initial conclusions. Some of these could impact our operations, revenues and costs if they’re adopted, for example:

•  strengthening Openreach’s functional separation;

•  keeping structural separation on the table;

•  reducing regulation where it’s no longer required; and

•  relying on more end-to-end fibre-based competition.

Our team of regulatory specialists include economists and accountants. Together with legal experts and external advisers they continuously check for potential disputes with other CPs and look for opportunities to change regulatory rules. They talk continually with regulators and other key influencers to understand the outlook and to make sure we make our positions clear.

We push for fair, proportionate, consistent and evidenced-based regulation everywhere we do business. Whenever there are market reviews, charge controls, and disputes or investigations we put forward evidence and analysis. This helps us manage the risks around decisions in any particular year.

We can appeal any regulatory decisions we think are wrong. We can also raise disputes or complain (under the relevant regulatory framework or competition law) where we have problems getting access to wholesale services – like to wholesale pay-TV channels or to other access networks.

The last funding valuation of the BTPS, as at 30 June 2014, provided certainty over what we need to pay until the next triennial valuation is concluded.

Things like financial market conditions and expected future investment returns at the valuation date affect the funding position. When considering expected future returns, different factors are reviewed including yields (or returns) on government bonds, which have dropped significantly since 30 June 2014. If a lower future investment return is assumed at the next valuation our liabilities would go up, which may lead to bigger deficit payments.

EE operates the EE Pension Scheme (EEPS) which has a defined benefit section that was closed to future benefit accrual in 2014. The EEPS represents less than 2% of the group’s retirement benefit obligation. The latest funding valuation for the EEPS is being performed as at 31 December 2015.

The investment performance and liability experience are regularly reviewed by both us and the Trustee of the BTPS. We also consider the associated risks and possible mitigations. The assets of the BTPS are well diversified, softening the impact of sharp drops in the value of individual asset classes. This helps us maintain a reasonable balance of risk and return.

Our financial strength and cash generation provide a level of protection against the impact of changes in the funding position of the BTPS. The funding liabilities also include a buffer against future negative experience, as legislation requires that liabilities are calculated on a prudent basis.

22	BT plc
Annual Report & Form 20-F 2016

Operational risks

Risk description	Potential impact	Link to strategy and business model

Security and resilience

Resilient IT systems, networks and associated infrastructure are essential to our commercial success. There are a lot of different hazards that could significantly interrupt our services.

These include the evolving threat of cyber-attack, as hackers increasingly see Internet Service Providers (ISPs) as attractive targets. Others include component failure, physical attack, copper cable or equipment theft, fire, explosion, flooding and extreme weather, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and suppliers failing to meet their obligations.

A malicious cyber-attack or breach of security could mean our data is lost, corrupted, disclosed or ransomed, or that our services are interrupted. We might have to pay fines, contract penalties and compensation, and have to operate under sanctions or temporary arrangements while we recover and put things right.

A big interruption to our services, from cyber-attack or otherwise, could mean immediate financial losses from fraud and theft; contract cancellations; lost revenue from not being able to process orders and invoices; contractual penalties; lost productivity and unplanned costs to restore and improve our security; prosecution and fines. Ultimately individuals’ welfare could be put at risk where we weren’t able to provide services or personal data was misappropriated.

Our revenues, new business and cash flow could suffer, and restoring our reputation and re-building our market share might take an extended period of time.

• Deliver superior customer service Trend:

Major contracts

We have a number of complex and high-value national and multinational customer contracts. The revenue and profitability of these contracts are affected by things like: variation in cost; achieving cost savings anticipated in contract pricing (both in terms of scale and time); delays in delivering or achieving agreed milestones owing to factors either in or out of our control; changes in customers’ requirements, their budgets, strategies or businesses; and our suppliers’ performance. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk varies with the scope and life of the contract and is typically higher in the early stages. Some customer contracts need investment in the early stages, which we then expect to recover over the life of the contract.

Major contracts often involve implementing new systems and communications networks, transforming legacy networks and developing new technologies. Delays or missed milestones might have an impact on us recovering these upfront costs. There is substantial performance risk in some of these highly complex contracts.

If we don’t manage and meet our commitments under these contracts – or if customers’ needs, budgets, strategies or businesses change – then our expected future revenue, profitability and cash generation may go down. Unexpectedly high costs associated with delivering particular transformational contracts could also hit profitability. Earnings may drop. Contracts may even become loss-making through loss of revenue, changes to customers’ businesses (due to, for example, mergers or acquisitions), business failure or contract termination.

We’re still delivering lots of contracts with local authorities through regional fibre deployment programmes including the Broadband Delivery UK programme (BDUK). As with our other major contracts, if we failed to deliver these contracts successfully it might lead to reduced future revenue, profitability and cash generation.

As well as carrying a higher reputational risk, these contracts present specific risks around deployment, delivery and our ability to recover public funding. We also have an obligation to potentially either re-invest or repay grant funding depending on lots of different factors – including how many customers take up a new service.

• Deliver superior customer service • Transform our costs • Invest for growth Trend:

Supply chain

Our supply market is global, and there are often several links in our supply chains. So guaranteeing the integrity and continuity of those links is critical to our operations and therefore a big risk to our business.

Global markets expose us to global risks, including climate change. We weigh up and respond to any risks which crop up where geo-political and market forces could affect our suppliers’ ability to support us.

A global supply market means better sourcing opportunities, but brings challenges if suppliers become more geographically and culturally diverse from our customers.

Our dealings with suppliers – from the way we choose them, to the contracts we sign, to how we pay them – follow our trading and ethical policies. For more detail, see our suppliers on page 13.

If something goes wrong in our supply chain the level of impact can vary. But most of the time it means higher costs for us, and potential damage to our customer service, investments and ultimately our brand. We could lose a lot of money if a big or important supplier went out of business, especially if that meant us having to change a technology or system. And if we couldn’t find an alternative supplier, it might compromise the commitments we make to our customers. And that might lead to breach of contract, lost revenue or penalties.

If any link in our supply chain falls foul of the law, or fails to meet our ethical expectations, that could damage our reputation – possibly leading to legal action and lost revenue.

• Deliver superior customer service • Transform our costs Trend:

The Strategic Report	23
Delivering our strategy

What’s changed over the last year?	How we’re mitigating the risks

We’ve invested in scanning and monitoring tools and automated cyber defences. But the rate of major cyber-related incidents needing a manual response keeps rising. We’ve increased the size of our Cyber Defence Operations team accordingly. To probe for vulnerabilities they simulate cyber-attacks. When we learn of potential attack routes, or get intelligence about attacks on similar organisations, we treat the information proactively and resolve it with the same speed and rigour as a real attack.

We’ve reviewed the resilience and disaster recovery capability of our critical systems, main data centres and our most important exchanges. This has helped us make judgements on where to invest in better and stronger systems and infrastructure. We’re also continuing to develop cross-site recovery for our critical systems where this didn’t previously exist. There are also several major change programmes underway to intensify IT and network controls to meet new levels of risk.

We use encryption to prevent unauthorised access to data travelling over our networks, or through direct access to computers and removable storage devices.

But encryption alone can’t eliminate this risk. People can be tricked into downloading malware or giving away information by phone or email. So we also implement extra layers of access control, block as many malicious emails as we can, and run awareness campaigns for customers and employees to make sure they stay vigilant.

We ask suppliers for evidence of compliance with our security policies. We also run an audit programme to test this. We simulate cyber-attacks to test how well protected our websites, networks and internal controls are.

A control framework helps us prevent service interruptions, supported by tried and tested recovery capabilities. Proactive problem management helps us address the root causes of common incidents.

We continue to invest in resilience and recovery capabilities for critical IT systems, as well as addressing vulnerabilities in our physical estate as we become aware of them. We also have a rolling programme of major incident simulations to test and refine our procedures for crises.

By replacing equipment approaching the end of its service life, we’re moving more of our legacy estate to new, more resilient facilities. We’ve also made sure that we have geographically distributed locations that support cross-site recovery.

Tough market conditions and competitive pressures continue in many global regions, while in some we’re seeing bigger growth in volume of business because of our previous investments. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note for 2015/16 has been the way the BDUK programme has helped UK broadband fibre implementation mature, cutting the associated delivery risks. But these risks have partly been replaced by new challenges from the next tranche of smaller contracts (with their associated geographic and technical risks). While our broadband contracts carry a different risk profile to other major corporate contracts, we apply our governance and reporting processes to make sure we identify risks and mitigation activities and report them to management.

At both group and line of business-level we have governance, risk management and reporting processes in place. Independent audits and the checks and balances in individual contracts provide assurance through an independent review programme. To track progress, we monitor how we’re doing on these risks and mitigation actions and report it to senior management. A separate, dedicated team provides assurance for our BDUK projects.

The BT Academy helps support skills development and learning initiatives. These help our Contract Management Profession to better identify and manage risk. We also update new training collateral whenever we learn something new. The scope and availability of training options continues to improve through BT-wide learning and development initiatives.

We’ve spent time assessing several emerging geo-political threats and the impact they’d have on our supply chain. They include Greece’s position in the Eurozone and the UK’s position in the EU.

There’s a continuing trend toward mergers and acquisitions in some of the global markets we source from. It highlights the risk of us depending on single or monopolistic suppliers – particularly those less constrained by regulation and who might charge us more than their domestic customers.

There’s generally an increasing (and welcome) focus on human rights. The Modern Slavery Act 2015 means we must examine the potential risk of both modern slavery and human trafficking in our supply chain. Another ethical consideration is the risk of conflict minerals being in our supply chain, which would not only go against our ethical standard but could also harm our reputation.

We have a few really critical suppliers. We keep a close eye on their performance and ability to meet their obligations. We tell the business when to prepare for the risk of a supplier failing. And our senior leaders continually review how ready we are for those types of events.

We make sure we put in place the right due diligence when it comes to introducing new suppliers and to continuing business with existing ones. That includes checks on company finances, business and quality management systems, accreditations, and ethical and sustainability practices. We manage our top suppliers according to the contracts they’ve signed. We work with them to drive better ways of working every day, reducing our exposure to risks around poor supplier practices.

24	BT plc
Annual Report & Form 20-F 2016

Compliance risks

Risk description	Potential impact	Link to strategy and business model

Business integrity and ethics

We’re proud of our high ethical standards. We don’t tolerate bribery. We don’t tolerate any forms of corruption. We follow a wide range of local and international anti-corruption and bribery laws – in particular the UK Bribery Act and US Foreign Corrupt Practices Act (FCPA). Both these pieces of legislation have extraterritorial reach, so cover our global operations. As we expand globally, we’re increasingly operating in countries seen as having a higher risk of bribery and corruption. We also have to make sure we follow trade sanctions and import and export controls.

	If BT people, or associated people like suppliers or agents break anti-corruption, bribery or sanctions legislation there could be big penalties, criminal prosecution and significant brand damage. This could have a major or minor impact on future revenue and cash flow depending on the nature of the breach, the legislation concerned and any penalties. If we were accused of corruption or bribery or violating sanctions regulations that could lead to reputational damage with investors, regulators and customers.	• Deliver superior customer service • Transform our costs Trend:

Processing our customers’ data

We control and process huge quantities of customer data around the world. So sticking to data privacy laws is something we take extremely seriously. Every single day we process the personal data of millions of customers. It’s important that those individuals and businesses feel they can trust us to do the right thing with their data.

Being trusted with our customers’ data goes further than making sure it’s secure. It means preserving the integrity of the personal data we process. And only keeping the things we need to provide customers with the services they’ve signed up for. It also means being transparent around how we use that data, making sure the way we process personal data is legal, fair and in line with customers’ rights and wishes.

As a communications provider we operate under a stringent 24-hour reporting regime to tell the UK Information Commissioner’s Office (ICO) if we become aware of a personal data security breach. We must also tell any affected individuals as quickly as possible.

Different parts of the world approach privacy and data protection differently. Individuals’ fundamental right to privacy is reflected in the fact that today data privacy laws are in force in over 100 countries. More and more we (and other multinationals) have to show that we’re handling personal data in line with a complex tangle of national data laws and societal ethical expectations.

Failing to stick to data protection and privacy laws could result in possible regulatory enforcement action, fines, class-action, prison sentences and the regulator telling us to stop processing data.

On top of that, we could see huge reputational damage and big financial losses. Those losses could come from fines and damages if we fail to meet our legal requirements, as well as costs resulting from having to close customer contracts and the subsequent customer churn. Companies who’ve had high profile ‘data incidents’ have seen their share price hit hard, and suffered ongoing costs from their non-compliance.

• Deliver superior customer service Trend:

The Strategic Report	25
Delivering our strategy

What’s changed over the last year?	How we’re mitigating the risks

More and more countries are bringing in anti-corruption and bribery legislation. In the UK, the Serious Fraud Office is now able to bring in deferred prosecutions agreements for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any big cases stemming from the UK Bribery Act, but US FCPA generates a lot of enforcement actions.

We’ve put a number of controls in place to address risk in this area. These include an anti-corruption and bribery programme and ‘The Way We Work’ (our statement of business practice, available in 14 languages). We ask all BT people to sign up to its principles and to our anti-corruption and bribery policy. We have policies covering gifts, hospitality, charitable donations and sponsorship. We run training for people in higher-risk roles like procurement and sales.

We regularly weigh up our business integrity risks to make sure we’ve got the right mitigation in place. ‘Speak Up’ (our confidential hotline) is operated by a third party with all reports passed straight to BT Group plc’s Director of Ethics and Compliance for investigation.

Our internal audit team regularly runs checks on our business. External providers also assess areas we think are higher risk, to make sure people understand our policies and that controls are working. We do selective due diligence checks on third parties like suppliers, agents, resellers and distributors. Procurement contracts include anti-corruption and bribery clauses.

Our policy helps us follow all sanctions and export controls that apply to us. That policy means all bids involving a country with sanctions imposed by the EU and/or the US need approval. The policy also mandates everyone uses our internal shipping system to arrange international exports. That system runs compliance checks and flags any orders which need an export licence.

National regulators are more aggressively protecting their citizens’ privacy and data protection rights. They’re especially targeting companies who fail to do due diligence, or who knowingly accept (or ignore) a related risk for too long. This has been brought into sharp focus by the mushrooming of the data threat environment, with several big organisations suffering incidents.

There’s been a general trend toward bigger financial penalties and more frequent public shamings for organisations that break global privacy and data protection laws. The UK Information Commissioner now issues more penalties than Ofcom.

We’ve introduced governance to clarify accountabilities and responsibilities for data activities across the whole business. People, processes and technology have been our core areas of focus. By embedding this governance, we’re reinforcing our expectations around personal data with our people, partners and third parties.

The cornerstone of our education and training programme is making sure our people understand our data governance culture and the impact of data risks on our business. Our mandatory data training focuses on individuals’ roles, with relevant scenarios, helping highlight the varying data risks of different BT job families. By educating our technical and commercial units we’ve made a step change in understanding data risks across the group.

We want to give our people the tools they need to make everyday risk-based decisions around privacy and data protection without it being a burden or making their job more complicated. Because if we do that, there’s a much better chance of data compliance being ‘business as usual’. For example, using Privacy Impact Assessments when we develop new products and services makes sure everyone understands privacy issues from the start and builds in the right controls, without any operational impact.

Supporting the third-line assurance of our Internal Audit team, the Chief Privacy Officer and his team are a second line of defence. They undertake an annual cycle of audit and monitoring. That is overseen by the BT Compliance Programme Panel, who track and monitor everything until completion.

26	BT plc
Annual Report & Form 20-F 2016

Risk description	Potential impact	Link to strategy and business model

Health & safety

Our business – and in particular our vast engineering workforce – does a lot of work which is subject to health and safety regulation and enforcement by national authorities.

If we failed to implement and keep up effective health and safety management and governance, that could have a big impact on our people and our finances. It could lead to people getting injured, work-related sickness and service disruption for customers.

It could also lead to our people and third parties making compensation claims against us, or fines or other sanctions if we didn’t stick to health and safety regulation. There could even be criminal prosecutions against us, our directors and our people – all of which would harm our brand and business.

And of course an unhappy or unhealthy workforce also leads to higher work absence rates and lower performance levels.

• Deliver superior customer service • Transform our costs Trend:

The Strategic Report	27
Delivering our strategy

What’s changed over the last year?	How we’re mitigating the risks

The range and complexity of risks has gone up as we’ve offered new services to our customers. Those risks include us doing more construction and electrical engineering work on our own network, and the fact that we have new contracts which need our people to work to maintain and extend the UK’s mobile network. We’ve taken a lot of steps to mitigate these risks – especially around how our people work with electricity or high off the ground.

We’re building a plan to further embed health and safety into our operations. In the past year, we’ve seen major legislative change – particularly with the UK introducing Construction, Design and Management Regulations which place new responsibilities on organisations around making construction work safer. We’ve worked with the UK regulator and others in our sector to respond pragmatically to these demands. We’ve faced increased enforcement action against us this year, and also a few prosecutions initiated for past incidents.

For the past five years we’ve busied ourselves implementing a Board-endorsed health, safety and wellbeing strategy. And each year, each line of business produces its own health and safety plan with its own targets and programmes.

Our people managers take responsibility for making sure their teams know how to comply with health and safety standards. We monitor compliance using annual licensing, scheduled refresher training, competency assessments and accreditation processes for higher risk groups. All BT people do training in basic health and safety.

Wherever we do business around the world, we put in place policies and programmes to make sure we stick to our own standards and that those standards meet or exceed minimum legal requirements.

Advice is provided to help management teams understand and control health and safety risks and help everyone feel involved in health, safety and wellbeing. We’ve created interventions to help promote good mental health and physical wellbeing. We also provide support and rehabilitation services for people who have mental or physical health issues. And we complement these measures with strong attendance management processes.

28	BT plc
Annual Report & Form 20-F 2016

EE ACQUISITION RISKS

Our acquisition of EE has introduced additional risks for BT beyond those captured in our principal risks and uncertainties. This year, given the acquisition has only recently completed, we’ve set out these risks separately. As the EE risks become more embedded in our Enterprise Risk Management framework, we’ll integrate the reporting of these risks into our review of our principal risks and uncertainties.

Risks related to the acquisition

Although a number of the risks EE faces are similar in nature to those potentially impacting BT, there are also distinct risks that the group now faces that BT has not previously perceived to be significant threats.

This section outlines some of those new risks and uncertainties, but it is not exhaustive.

Realising acquisition synergies

We are targeting significant synergies from the acquisition, including operating cost savings and capital expenditure savings. Integrating the respective businesses is also expected to give rise to further benefits. These include fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The group’s success will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses. Some of the potential challenges in integrating the businesses may not be known at this stage. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the group’s businesses. We may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There’s also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies may exceed expectations. Further, we may not achieve the revenue or profitability that justify the original investment, which could result in material, non-cash write-downs. Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on our businesses, financial conditions and results of operations, including our ability to support our pension deficit, service our debt or to pay dividends.

Competition in the mobile market

Competition in the UK mobile telecommunications market is intense. Competition results from, among other things, the existence of established mobile network operators, market entry of alternative and lower cost carriers (such as mobile virtual network operators), technology developments (such as Voice over Internet Protocol (VoIP)), and the ability of other providers to bundle mobile phone services with different products and content (such as broadband and pay-TV). In particular, technologies such as VoIP and so-called ‘over-the-top’ platforms (such as iMessage, Facetime, Blackberry Messenger, WhatsApp and Facebook Messenger) could reduce voice and/or text messaging traffic on mobile networks, which could lead to significant price and revenue reductions.

Increased competition has led to a decline in the prices which EE charges for its mobile services and is expected to lead to further declines in pricing in the future. Competition could also lead to a reduction in the rate at which we add new mobile customers, a decrease in the size of our mobile market share and a decline in the group’s service revenue as customers choose to receive telecommunications services or other competing services from other providers. Also, there’s a risk of increased customer churn as a result of the transition away from the legacy T-Mobile and Orange brands and any potential changes to the branding in future. Churn could also increase as a result of potential Ofcom changes to the mobile switching regime in the UK. An increase in churn rates could adversely affect profitability because we would experience lower revenue and/or additional selling costs to replace customers or recapture lost revenue.

Delays in the deployment of new technologies

Our operations will depend partly on the successful deployment of continuously evolving telecommunications technologies, including handsets and network compatibility and components.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across networks, that technologies will be developed according to anticipated schedules, that they’ll perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure, or a reduction in profitability.

Technology change and market acceptance

We may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as our competitors.

These risks exist in the mobile telecommunications area (eg mobile data services) and in non-mobile telecommunications areas (eg mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators, based on their choice of technology, could put us at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end-user device) develop substitutes for our own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The availability of mobile handsets with VoIP functionality may adversely affect our pricing structures and market share in our mobile voice telephony business. If we don’t appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, we may be unable to compete effectively, which may have an adverse effect on our business and operations.

The Strategic Report	29
Delivering our strategy

Supplier and joint venture failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison 3G UK Limited. The failure of this joint operation to fully support our interests and goals, or any material disruption to the operation of the EE network sharing arrangement, could cause significant harm to our business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on our business and operations.

Regulation and spectrum

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, and data services. In future spectrum auctions, the costs of acquiring spectrum could increase or we may be unsuccessful in our bids. Any significant increases in spectrum pricing which apply to us could have a material adverse effect on our business and results of operations.

EE has been found to have significant market power in some areas of wholesale call termination following market reviews and, as is the case for all MNOs, EE’s wholesale mobile termination rates are therefore regulated by Ofcom. The scope and form of the regulation is reviewed every three years.

EE is also subject to UK and European Union consumer-focused regulation in areas including: the international roaming services provided by EE; processes for consumer switching and non-geographic numbering call services. This regulation may affect our market share, competitive position, future profitability and cash.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT, a wider range of existing regulations will apply to us and a broader range of new and/or modified regulations may be directed at us.

Network, licence and technology investment

EE (as well as the rest of BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality. We may acquire new spectrum licences with licence conditions, which may include network coverage obligations or increased licence fees. Accordingly, the rate of our capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting them up (in particular, the cost of new spectrum licences and network infrastructure, for example, for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on our business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

If the current economic climate worsens, we may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in mobile telecommunications networks (including additional spectrum), new technology and other BT businesses and therefore could have an adverse effect on our future growth and the value of radio spectrum.

Transmission of radio waves from mobile telephones, transmitters and associated equipment

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. According to the World Health Organisation’s Fact Sheet Number 193, last reviewed in October 2014, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, we cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing our ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of our wireless technology. These concerns could also lead to litigation against us. Any restrictions on use or litigation could have an adverse effect on our business and operations.

30	BT plc
Annual Report & Form 20-F 2016

OUR LINES OF BUSINESS

Our business is structured to best serve our customers – responding to their needs and delivering value to them.

We have six customer-facing lines of business. In this section we describe each of them, the markets and customers they serve and the products and services they sell. We give examples of what they’ve been doing to broaden and deepen relationships with their customers and we report on their operational and financial performance in the year. Looking ahead, we list their key priorities.

The lines of business are supported by BT TSO, our internal service unit. We describe its role and responsibilities and provide case studies on two important work programmes.

HOW WE ARE ORGANISED

For most of the year we were organised around five customer-facing lines of business (BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach) which were supported by our internal service unit, BT Technology, Service & Operations (BT TSO). Our acquisition of EE in January added a sixth line of business.

Management changes

In February 2016 Clive Selley became CEO of Openreach, replacing Joe Garner who left the group. Howard Watson, previously responsible for leading BT’s global IT platforms, replaced Clive as CEO of BT TSO. In addition, in March 2016 Gerry McQuade, who joined BT as part of the EE acquisition and was previously chief sales and marketing officer for EE Business, replaced Nigel Stagg as CEO of BT Wholesale. Marc Allera, previously chief commercial officer for EE, was appointed the new CEO of EE on completion of the acquisition.

Financial overview

BT Global Services is our largest line of business by revenue, generating 34% of the group’s external revenue. BT Consumer is the next largest, contributing 24%.

Around 60% of Openreach’s revenue is generated from other BT lines of business so its contribution to external group revenue is the smallest, at 11%. Total Openreach revenue is equivalent to 27% of group revenue. It is the group’s largest EBITDA contributor, generating 40% of the total, reflecting the return it earns on its extensive network assets. But as a capital-intensive business, Openreach incurs costs relating to capital expenditure and depreciation, which are not reflected in this EBITDA contribution.

BT Global Services’ EBITDA margins are below those of the other lines of business reflecting the type of business it does. That’s why, at 16%, its proportion of group EBITDA is below its overall revenue contribution.

People overview

Over 30% of our people work in Openreach. Many of them are engineers, responsible for building, maintaining and upgrading our networks. Over 20% of our people are in BT TSO and group functions, supporting all the customer-facing lines of business. 18% work in BT Global Services, with many supporting our customers worldwide. And 12% are in EE.

Internal reorganisation

The acquisition of EE provided us with a chance to refresh our organisational structure and this took effect on 1 April 2016.

We still have six lines of business. Two will focus on businesses and the public sector – one in the UK and Ireland and one globally – two will serve consumers and two will provide wholesale services to other industry players. They will all be supported by Technology, Service & Operations. This change will allow us to better serve our different types of customers:

•	EE and Consumer will address different parts of the consumer market;
•	Business and Public Sector will be able to better align its resources to improve customer service and delivery, and will adopt a more regional and forensic approach to serving the UK public sector; and
•	large international and global organisations will benefit from the sharper focus on their needs that Global Services will be better placed to provide.

In this Annual Report we are reporting against our organisational structure as of 31 March 2016. We will report in line with the new structure from the first quarter of 2016/17.

BT GLOBAL SERVICES

We’re a leading global business communications provider. We help around 6,200 corporate and public-sector customers across 180 countries embrace the digital age, innovate and work more efficiently.

We help our customers use communications to create new ways of doing business. We combine our global strengths in networks, IT and innovation with our local presence, expertise and delivery.

During the year we were structured around four regional operations providing specific solutions and expertise to ten key industry sectors:

UK	Continental	US and	High-growth
	Europe	Canada	regions

Asia Pacific
Middle East
and Africa
Latin America

Financial Services		Manufacturing
Public Sector		Media and Business Services
Automotive		Retail and Consumer Goods
Energy and Resources		Technology and Telecoms
Healthcare and Life Sciences		Travel, Transport and Logistics

New organisational structure

From April 2016, in line with the new BT organisational structure, we’ll be able to focus more on our key areas of strength, serving multinational companies and financial services organisations headquartered in the UK and across the world. As well as continuing to serve the communications needs of major public and private-sector customers outside the UK.

Markets and customers

Customers

We work for around 6,200 corporate and public-sector customers across 180 countries worldwide. We have relationships with:

•	98% of FTSE100 companies;
•	84% of Fortune 500 companies;
•	97% of Interbrand’s annual ranking of the 100 most valuable brands in the world;
•	95% of the world’s top banks; and
•	public sector organisations in 29 countries around the world.

We generate over two-thirds of our revenue from corporate customers. Of these, financial institutions are our largest segment, generating 18% of our revenue in the year.

The Strategic Report	31
Our lines of business

The public sector generated 19% of our revenue. As a key supplier to the UK Government, we’re helping drive its digital transformation.

Around 11% of our revenue comes from providing a range of services to other telecoms companies.

Our top 1,000 customers generate around 90% of our revenue. On average, our corporate customers typically spend less than 10% of their total IT and communications expenditure with us. So we see an opportunity to grow our share of their spending by broadening and deepening our relationship with them.

Regions

The UK is our largest region by revenue. Financial institutions and government and healthcare customers are particularly important in this market.

We have a strong presence in Continental Europe, with national networks and metropolitan fibre rings in most major countries, including Belgium, France, Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

The US and Canada region is important because of the large number of multinationals headquartered there. However our biggest challenge in the US continues to be ineffective regulation of wholesale access to incumbent operator networks. The US regulator is currently analysing the market and we’re actively engaged in the process.

The high-growth regions of Asia Pacific, the Middle East and Africa (AMEA) and Latin America are increasingly important to our customers. We’re helping multinationals expand into these areas and supporting local companies as they grow internationally. We continue to invest in these markets by adding products and services and improving our network and IT infrastructure.

Key market trends

Our main competitors are global telecoms companies such as AT&T, Orange and Verizon. We also compete against IT and business process management companies, the latter particularly in the UK public sector.

The markets we operate in are competitive and we continue to face pricing pressure. We expect organisations to focus on improving operational efficiency by using next generation IT services to cut costs, while expecting more for a lower price.

But some parts of the market are growing. Private and internet network traffic is increasing due to the number of applications that are moving from in-house models to external cloud-based services. We’re investing in a new generation of cloud services to support these areas.

Hybrid cloud, a mix of public and private cloud services, is fast becoming a key aspect of the market. Gartner forecasts that cloud computing services will grow globally at a compound annual growth rate of 32% from 2016–2019a.

In this hybrid environment, cyber security is the major concern for organisations. Managed security services are expected to grow at a compound annual growth rate of 14% a year globally over the same periodb.

And unified communications as a service (UCaaS) delivered via the cloud by third-party providers is forecast to grow at a compound annual growth rate of 46% between 2014 and 2018c.

[a]	Gartner, Forecast: IT Services, Worldwide, 2014-2020, 1Q16 Update (March 2016).
[b]	Gartner, Forecast: Information Security, Worldwide, 2013-2019, 4Q15 Update (February 2016).
[c]	IDC, Western Europe Unified Communications as a Service 2013 Market Analysis and 2014-2018 Forecast (September 2014).

Products and services

We deliver value to our customers by combining a broad portfolio of products and services with industry-specific solutions and consulting expertise. Our network is at the heart of what we provide. We have simple product categories organised around what our customers need. These are:

BT Connect

Network services are at the core of our Cloud of Clouds strategy.

They connect our customers to their people, to their own customers, to the cloud and to the world. We offer a range of flexible, intelligent and secure IP, Ethernet and internet virtual private network services, including direct connectivity to third-party cloud services providers. We deliver our network services across 180 countries over a range of access technologies including DSL, Ethernet and satellite.

BT Assure

Cyber security is now firmly on the boardroom agenda for many companies with cyber-attacks a daily occurrence. We use the expertise we have from protecting BT to develop products and services (such as firewalls, web security, intrusion prevention and threat monitoring) to protect our customers.

BT One

People communicate using technology in many different ways – by phone, instant messaging, email, audio and video conferencing and data-sharing solutions, either at their desks or on mobile devices. Businesses want these channels to be integrated and to work together easily and reliably.

Our collaboration services help customers simplify their communication channels and transform the way they interact with their customers, colleagues, partners and suppliers. And our mobile services help keep them in touch when they are on the move.

BT Contact

Our contact centre services help our customers build stronger relationships with their customers. We offer a number of ways for them to communicate together, including email, web chat, video, social media and the phone – either via automated systems or dedicated advisers.

Our cloud contact solutions give companies more control over their costs, allowing them to change capacity in response to demand.

BT Compute

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services across our global network from 48 data centres around the world, 22 of which are cloud-enabled. Our services range from traditional telehousing and colocation to the latest public, private and hybrid cloud solutions, delivered in any combination our customers need.

BT Advise

We want to become a trusted adviser for all our customers. Our team of more than 2,000 professional services people provides the connection between business strategy and technology. By giving expert advice and then integrating and managing all essential business technologies, our customers can get the most value from our services.

32	BT plc
Annual Report & Form 20-F 2016

Industry propositions

Our industry-specific solutions help customers overcome challenges unique to the environments they operate in. For example:

•	our Digital Consumer portfolio enables retailers to provide an online experience to shoppers in their physical stores;
•	our Field Force Automation solutions provide workers with access to corporate applications, regardless of their location; and
•	BT Industrial Wireless services provide mining and oil companies with connectivity to the coalface and wellhead for safer or more cost-efficient operations.

Performance in the year

We have consolidated our position as a global leader for managed networked IT services.

We’ve improved our Right First Time performance and have extended our customer satisfaction measures to give clearer insight into customer experience. But we continue to work on service delivery as our loyalty surveys have shown a decline in customer satisfaction, which was largely driven by delays in providing Ethernet circuits in the UK.

We grew underlying revenue excluding transit in the high-growth regions of the world and Continental Europe. But overall it declined, driven by lower UK public-sector income and because a major customer in the US started to insource some services. Despite this, we grew our operating cash flow.

Analyst firms recognise us as a global leader in the market. We were positioned as a Leader in Gartner’s 2016 Magic Quadrant for Network Services, Global, for the 12th timea. We were also ranked a Leader in IDC’s MarketScape Worldwide Telecom Service Provider 2015 Vendor Assessmentb.

Societal benefits

We make a positive difference to communities. In India we’ve been supporting Katha since 2001. We helped it to establish the Katha Information Technology and E-commerce School (KITES) in the heart of Govindpuri, an impoverished area of Delhi. Using an online resource based on Katha methods, the Katha Consortium has now supported over 17,000 young people and educators, and the ‘I Love Reading’ programme has touched the lives of almost 700,000 people.

We’re also working with the Colombian government to bring poorer areas of the country, including rural areas, online. This project will connect over 700 new Vive Digital kiosks across the country, allowing people in these areas to connect to the internet and access e-learning and e-training services as well as a range of online public services. The estimated social value of this work is £1.8m a year.

We’re working with Milton Keynes Council to pilot ‘smart’ parking at the main railway station to help offer a better experience to the town’s residents as well as reducing fuel use and vehicle emissions.

[a]	Gartner, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, January 2016. Gartner footnote: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Report(s) described herein, (Gartner Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, 14 January 2016) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.
[b]	IDC MarketScape: Worldwide Telecom Service Provider, 2015 Vendor Assessment, July 2015, IDC #257339.

Operating performance

We achieved a total order intake of £6.2bn. While this was down 4%, excluding contract renewals our order intake grew in the year, in line with our strategy to grow our share of our customers’ network and IT spend. Key deals with our top global customers continue to make up a large part overall.

Contracts we won this year include:

Customer	Contract

AIA Group (BT Connect)	Providing managed network and security services covering 52 sites in 15 countries across Asia Pacific.

ALS (BT Connect, BT Assure)	Providing a global managed network comprising WAN services, internet access, cloud connectivity, network acceleration and optimisation, as well as managed security services.

Caixa (BT Connect)	Increasing the number of lottery outlets that we will serve in Brazil from 14,000 to 18,000, using our network and satellite connectivity.

Commerzbank (BT One)	Providing a global collaboration system bringing together 49,000 users in 20 countries across the globe.

European Commission (BT One, BT Compute)	Delivering cloud services across 52 major European institutions, agencies and bodies.

Walgreens Boots Alliance (BT Connect)	Upgrading and expanding its IT network in 20 countries.

Zurich Insurance Group (BT Connect)	Modernising and managing its communications infrastructure.

Deliver superior customer service

Customer experience is at the heart of the way we do business. We gather feedback from our customers through our global account management teams and by using third-party surveys.

And this year we extended the rollout of our ‘Customer Thermometer’ to more customers. It takes a regular gauge of customer experience using email to gain customer feedback at key points of interaction.

During the year we:

•	improved the speed of service delivery for our main products by 14%. This will remain a key focus for us next year;
•	continued to deliver network reliability across our core products;
•	introduced pre-emptive, automated service management into our key networks. This means we can identify issues and act on them before the customer feels any impact; and
•	started to develop better tools to keep our customers informed of progress on major orders.

Thanks to these improvements, we increased our Right First Time measure 2.3%, building on last year’s 8.6% increase.

The Strategic Report	33
Our lines of business

However, we did see a decline in overall customer satisfaction in our loyalty survey. This was largely driven by issues around service delivery, in particular delays in providing Ethernet circuits in the UK. We’re addressing this by changing our processes and procedures.

We’re currently piloting a Net Promoter Score (NPS) and will launch this globally next year. This new measure of customer satisfaction will give us much more timely and actionable insight on a customer-by-customer basis.

Transform our costs

We’ve continued to reduce our costs with underlying operating costs excluding transit down 1%.

We’re taking tried-and-tested methods from the UK and are using them overseas to reduce the cost of failure, improve efficiency, streamline organisational structure and get better value for money from suppliers.

Reduce failures in our processes

We continue to deliver good results by improving how we manage access circuits around the world including:

•	removing circuits we no longer need;
•	migrating to more advanced technologies with lower unit costs; and
•	reducing order backlogs.

Improving third-party supplier value for money

We’ve saved money on customer premises equipment by:

•	applying best practice on managing discounts and rebates from a large supplier;
•	using refurbished kit;
•	disposing of unused equipment; and
•	insourcing the maintenance of equipment where we have the skills to do this ourselves.

From these, and other, cost transformation programmes, we have not only delivered significant benefits this year but have also identified further opportunities for next year.

Invest for growth

We’ve continued to strengthen our capabilities with the launch of new cloud-based services which can be integrated with different suppliers and are available globally.

High-growth regions

We’ve improved our cloud-based BT Connect services in Singapore, Hong Kong and Japan. And we also launched our BT MeetMe with Dolby Voice conferencing services in Argentina, Brazil, Colombia and Mexico.

Our network

We continued to expand our network; we’ve extended our internet capability including 18 new internet gateways and a three-fold increase to nearly 100 internet global points of presence (PoPs). And we opened two new, highly secure, sustainable data centres in the UK.

We also introduced cloud-based acceleration and security services, marking our first steps on our virtualised network services roadmap.

Our core products and services

We’ve made it easier for our customers to connect securely to third-party providers including Microsoft’s cloud-based Office 365 suite, HP Enterprise Helion Managed Cloud Services and Salesforce.com.

We’ve also made it simpler for customers to integrate video, conferencing and messaging platforms offered by different providers.

In the security area, we:

•	introduced a cloud-based DDoS mitigation service;
•	launched BT Assure Cyber Defence, an advanced security platform for monitoring, detecting and protecting against cyber-threats; and
•	launched two further BT Assure services, Ethical Hacking for Finance and Ethical Hacking for Vehicles (which assesses the vulnerabilities of connected vehicles to cyber-attacks).

Industry-specific solutions

As a founding member of the Acuitas Digital Alliance, we’ve launched our BT In-Store Visibility solution. It gives retailers real-time digital insight from the shop and across the supply chain to give customers in-store the same experience they enjoy online.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m

Revenue	6,530	6,779	7,269
Underlying revenue excluding transit	(2)%	(4)%	(1)%
Operating costs	5,482	5,732	6,228
EBITDA	1,048	1,047	1,041
Depreciation and amortisation	518	519	616
Operating profit	530	528	425
Capital expenditure	415	468	516
Operating cash flow	475	349	499

Revenue decreased 4% (2014/15: 7%) including a £105m negative impact from foreign exchange movements and a £30m decline in transit revenue. Our key revenue measure, underlying revenue excluding transit, decreased 2%, which was an improvement on the 4% decline the year before.

Underlying revenue excluding transit grew 4% in the high-growth regions (2014/15: 9%) reflecting the signing of key deals and the impact of newly-launched capabilities, products and services. Continental Europe delivered 5% growth in underlying revenue excluding transit (2014/15: 2%) reflecting higher IP Exchange volumes and growth from corporate customers.

In the UK our revenue was down 5% (2014/15: 11%) reflecting the decline in our public-sector income. In the US and Canada we had a 9% decline in underlying revenue excluding transit (2014/15: 3%) as a major customer started insourcing some services.

Operating costs decreased 4% (2014/15: 8%). Underlying operating costs excluding transit decreased 1% (2014/15: 5%) reflecting the impact of lower revenue and the benefit of our cost transformation programmes. Operating costs included £25m of leaver costs (2014/15: £nil).

EBITDA was flat (2014/15: up 1%) and was up 1% excluding foreign exchange movements. Depreciation and amortisation was flat (2014/15: down 16%), and operating profit was also flat (2014/15: up 24%).

We reduced our capital expenditure by 11% (2014/15: 9%), largely reflecting improved efficiencies. EBITDA less capital expenditure was up £54m to £633m, a similar increase to last year.

Our operating cash flow of £475m was £126m higher than last year, benefiting from the timing of contract-specific cash flows and the lower capital expenditure.

34	BT plc
Annual Report & Form 20-F 2016

Key priorities

We’re focused on strengthening our position as a global leader. This will be helped by the April 2016 reorganisation and the renewed focus this provides for Global Services. Our future priorities include:

•	strengthening the capabilities that underpin our ‘Cloud of Clouds’ strategy: our network performance, the systems delivering cloud services to our customers, and vertically-integrated solutions for our customers;
•	continuing to build deeper relationships with our major customers as their trusted partner;
•	transforming our customer service through clearer insight into customer experiences, including the introduction of a ‘Next Generation Service Desk’;
•	continuing to drive down costs to become a more efficient organisation;
•	investing in the technologies which help our customers embrace the digital age; and
•	further strengthening our defences against attempted cyber-attacks and fraud, and supporting customers in their security challenges.

We’ve also set ourselves some specific ambitions over the next three years:

•	to grow our share of spending with our Global Accounts by 10%;
•	to achieve double-digit percentage annual growth rates in the revenue we generate in security, cloud unified communications and Cloud Compute; and
•	to increase our net promoter score by at least ten points.

BT BUSINESS

BT Business sells communications and IT services in the UK and the Republic of Ireland. We have around 900,000 customers and are leaders in fixed-voice, networking, cloud services and broadband.

In BT Business we’re passionate about helping businesses of all sizes succeed. From household names and public-sector organisations right through to small businesses and start-ups, we help organisations use the power of technology to change, compete and thrive.

It’s not just business customers that rely on us. We play a critical role in society through our management of the 999 service in the UK and the Republic of Ireland. And we keep the rest of BT Group on the road by managing and servicing the large fleet of BT vehicles.

During 2015/16 we had four customer-facing divisions:

UK SME

UK SME supplies small businesses, ranging from sole traders through to more complex organisations (including schools and colleges), with communication solutions and IT services. We serve our customers through a number of channels including our network of 40 independent BT Local Business franchisees.

We also have three specialist businesses

Business	Providing

BT Redcare	Fire and security alarm signalling services, surveillance networks and control room services.

BT Directories	Directory Enquiries, The Phone Book, website services, operator services and call handling for the emergency services.

BT Payphones	Public, private and managed payphone services.

UK Corporate

UK Corporate serves larger businesses (typically 100 to 1,000 employees), offering both standard and bespoke communications solutions and IT services.

BT Fleet supplies BT and external customers with fleet management solutions. It’s one of the UK’s leading providers of fleet maintenance and accident management services.

BT Business Solutions

We provide IT services to UK customers through four specialist IT businesses:

Business	Providing

BT IT Services	IT hardware and networked IT solutions, managed and support services, and consulting services.

BT Business Direct	IT and communications hardware and software, including computing and networking equipment, sold online.

BT Expedite	Specialised IT services for the retail sector.

Tikit	Bespoke IT products and services for legal and accountancy firms.

BT Business Solutions typically targets organisations with 250 to 5,000 employees. We sell solutions and IT products primarily through the UK Corporate and UK SME channels. We also sell to customers of BT Global Services and BT Wholesale. BT Business Direct, BT Expedite and Tikit have their own direct sales functions.

BT Ireland

In Northern Ireland we’re the largest provider of communications services for small and medium-sized enterprises (SMEs) and a leading supplier of networked IT services for public sector and corporate customers.

In the Republic of Ireland we provide networked IT services for the public sector and large businesses and we provide wholesale services to other communications providers.

New organisational structure

From 1 April 2016 we’re creating a line of business called Business and Public Sector. This will consist of the existing BT Business organisation, along with the EE business division and some of BT Global Services’ UK corporate and public sector teams. A number of our specialist businesses (including BT Fleet, BT Redcare, BT Directories, BT Payphones and Tikit) will move into the new Wholesale and Ventures line of business.

As the new Business and Public Sector line of business, we’ll:

•	be a provider of communications and IT services to businesses and the public sector in the UK and the Republic of Ireland, serving over 1.2m customers;
•	offer the best fixed and mobile networks to provide seamless, converged business services;
•	have 12,000 people located across the UK and the Republic of Ireland dedicated to giving our customers the best experience; and
•	generate revenue of around £5bn.

The Strategic Report	35
Our lines of business

Markets and customers

There are 5.4m SMEs in the UK. They are critical to driving economic growth. They make up 99.9% of all UK businesses, and account for 60% of private-sector employment and 47% of business revenue.

Sole traders and small businesses typically buy fixed-lines, mobile and broadband. Larger customers buy a broader range of communications services which include Ethernet and cloud-based products.

We have around 900,000 customers including more than half of FTSE350 companies. Major customers include:

•	retailers like Halfords;
•	public sector organisations like the London Fire and Emergency Planning Authority;
•	construction companies like Morgan Sindall;
•	financial organisations like Old Mutual Wealth; and
•	educational institutions like University of West Scotland.

We’re focused on three main product markets: fixed-voice and data; mobility; and IT services. We expect these markets to increasingly converge over the next few years as technology and customer needs evolve towards integrated services.

Fixed-voice and data

The UK fixed-voice and data market that we address is worth around £4.6bn. Our share is around 31%.

We compete against more than 800 resellers and fixed network operators. Our main competitors are Alternative Networks, Azzurri, Colt Group, Daisy Group, Gamma, KCOM Group, O2, TalkTalk, Unicom, Virgin Media, Vodafone and XLN.

There are 7.7m (2014/15: 7.7m) business lines in the UK, including those used by both SMEs and large corporates. Some of these lines are provided by BT Global Services. There are more lines than businesses as many customers buy more than one line.

The number of business fixed-lines has decreased over the last few years as companies move towards VoIP and/or mobile solutions. Businesses have also made fewer calls over their fixed-lines because of the growth in email and other online communication. Call volumes in the market are 12% lower than a year earlier.

We have a 46% market share of business lines (excluding VoIP), broadly level with last year.

Demand for faster and more reliable broadband connections is growing, with continued migration towards fibre. Businesses want faster broadband to communicate, to transact with customers and suppliers, and to maintain a competitive advantage.

We’re the largest business broadband provider in the UK, with over a third of the market for businesses with one or more employees.

Ethernet and dedicated internet access services are growing strongly, with businesses becoming increasingly reliant on connectivity. We’re the leading provider of fixed networking services in the UK with around a quarter of the market.

Mobility

The competitive landscape in the UK is evolving rapidly as businesses look to exploit the opportunities of services such as 4G to work more flexibly and efficiently, and also to buy more of their communications services from a single supplier.

Our main competitors are O2 and Vodafone. Both offer fixed products as well as mobile and are increasingly selling converged services.

Our acquisition of EE means we’ll be able to respond more rapidly to these trends and accelerate the growth of our fixed-mobile services.

IT services

The IT services market is very diverse, ranging from off-the-shelf hardware sales to large outsourced solutions. Competition is fragmented with providers often focused on specific customer-types, industries or technologies. Our main competitors are Computacenter, Dimension Data, Kelway, Logicalis, SCC and Softcat.

We estimate that the parts of the market we serve are worth around £8bn, of which we have around 6% share. The areas of the market that are growing include cloud services, hosting, infrastructure and security. They offer attractive opportunities for us to grow our share of the overall market.

Products and services

We offer a wide choice of fixed, mobile and IT services. These range from standalone products to managed services and customised solutions, suiting the needs of customers from small start-ups to large enterprises.

Fixed-voice

Our fixed-voice services range from calls and lines to fully-managed office phone systems and contact centre solutions. We’ve continued to develop BT Cloud Voice and BT Cloud Phone in our growing portfolio of VoIP services.

We’ve launched Call Essentials, two great value fixed-price packages for small businesses. Customers can get unlimited calls to UK landlines and mobiles, together with an international option, giving them peace of mind about their bill.

Broadband and internet

We provide a range of internet access options including: BT Business Broadband (over copper connections); BT Business Infinity over fibre-to-the-cabinet (FTTC) and fibre-to-the-premises (FTTP); and BTnet dedicated internet access.

We’ve added the option to ‘self-install’, making it even easier for our customers to benefit from superfast fibre broadband.

And we’ve launched an online app store to allow customers to conveniently manage and tailor any extra software needs (such as security, backup and Microsoft Office).

Networking services

Our voice and data networking services support customers who need to connect more than one site. Products include Ethernet, IP virtual private network services (which use IP connections), SIP trunking (which transports voice calls over IP networks), leased lines, cabling infrastructure and local area networking solutions.

IT services

Our specialist IT services team provide solution design, through to delivery, management and in-life support, built around five core product areas:

•	end-user computing;
•	unified communications and collaboration;
•	networking;
•	security; and
•	data centres, cloud and hosting.

These services are supported by partnerships with the likes of Cisco, HP and Microsoft.

36	BT plc
Annual Report & Form 20-F 2016

Mobility

We offer a range of handsets and tablets and a choice of voice and data tariffs.

BT One Phone combines office phone and mobile requirements into one cloud-based solution delivered through the customer’s mobile phone. This year we improved the voicemail service, including new recording features.

Before we bought EE, we operated as a mobile virtual network operator (MVNO) on the EE network. We’re confident that by bringing together the EE and BT networks we can launch a broader range of new converged and innovative services.

Performance in the year

We’ve increased EBITDA for the fourth year running through our continued focus on cost transformation.

Underlying revenue excluding transit was flat with the continued fall in business line volumes offset by growth in VoIP services, fibre broadband and networking.

Our fibre broadband base has increased 45% and our IP lines are up by 62%. We’ve made some customer service improvements this year and have clear plans to go further.

We’ve been learning more about our customers so we can deliver the services and performance they need to succeed.

Operating performance

Our order intake of £1,967m was down 5% after last year included a number of particularly large deals.

Customer	Contract

Towergate Insurance

We’re helping Towergate Insurance to save costs and improve efficiency by consolidating systems and by bringing together lines, mobiles, hosted contact centres and inbound call service into one managed service contract.

Old Mutual Wealth

We’re providing a global WAN, wi-fi, LAN, security and conferencing service which forms part of a strategic transformation programme for Old Mutual Wealth as it builds the UK’s leading retail investment business.

University of West Scotland	We’re providing WAN and LAN services, unified communications and education-specific analytical software to enhance the student journey.

Sanctuary Personnel

We’re providing BTnet connectivity, cloud voice and infrastructure for a rapidly growing recruitment provider offering future expansion capacity. A key attraction for Sanctuary was the ability to work with a single supplier.

The number of business lines we provide reduced 7% as customers continue to migrate to VoIP. This has been partly offset by growth in the number of IP lines we provide, which was up 62%. We’re seeing strong take-up of our BT Cloud Voice and BT Cloud Phone services with the number of users up 29% and 34% respectively in the fourth quarter alone.

Our Call Essentials packages are also performing well. We’ve signed up over 80,000 customers since launch.

Deliver superior customer service

Our vision is to be the market leader for customer service within three years. But with our Right First Time measure down 5.9% (2014/15: up 5.1%), we know we need to do better.

Our customer service measure has been significantly impacted this year by the wet winter weather which caused delays in speed of response for repairs. To mitigate this type of impact, we’ll continue to invest and make changes until we can provide a consistently better experience. We’ve already seen signs we’re on the right track.

We measure feedback directly from our customers and via our net promoter score, which has increased by 2%. Our people’s hard work has meant that we’ve seen an 8% decrease in complaints since last year. We’ve also improved our ability to resolve issues to the customer’s satisfaction at first point of contact, and this measure has increased 4%.

During the year we:

•	increased the number of customers on our ‘UK Business Solution’ system to 93% of the total. This platform brings all the core products and services that we sell in large volumes onto a single system, making it easier to serve customers who buy multiple products from us. It gives us a single view of the customer’s account, providing all the right information at the right time;
•	simplified our packages and offers, adding great value bundles so our customers can get all of their communications needs from us;
•	invested in 40,000 hours of training for our customers’ operational teams; and
•	proactively contacted our customers after the delivery of their orders to check their products are working correctly and they’re getting the most out of their new service.

We’re proud that our investment in our people and their performance meant we were shortlisted for two awards, from the British Quality Foundation and the Institute of Customer Service.

Transform our costs

Operating costs were down 2% due to savings made through our cost transformation activities. The main reason for the lower costs was a 4% reduction in our total labour resource.

We’ve also made savings in other areas such as renegotiating some supplier contracts, which has saved £29m this year.

Continued investment in back office systems and the migration of customers onto the UK Business Solution has enabled greater efficiencies.

Invest for growth

We’ve made significant investments in our products and services. We want to meet customer needs and address market opportunities across our three strategic portfolio areas: fibre and connectivity; mobility and future voice; and networked IT services.

We’ve invested to improve the speed, reach and quality of broadband services by improving our network infrastructure. We’ve invested in our managed compute cloud services product and our future voice portfolio, focusing on delivering an excellent customer experience.

This year we migrated our existing mobile customers over to the EE network, which means our customers can now access the UK’s largest 4G mobile network.

The Strategic Report	37
Our lines of business

Financial performance

	2016	2015	2014
Year ended 31 March	£m	£m	£m

Revenue	3,130	3,145	3,213
Underlying revenue excluding transit	0%	(1)%	(1)%
Operating costs	2,054	2,104	2,211
EBITDA	1,076	1,041	1,002
Depreciation and amortisation	198	180	197
Operating profit	878	861	805
Capital expenditure	138	187	127
Operating cash flow	819	874	799

Revenue was broadly flat (2014/15: 2% decline) with underlying revenue excluding transit also flat (2014/15: 1% decline).

SME & Corporate voice revenue decreased 2% (2014/15: 5%) with higher average revenue per user and higher uptake of VoIP services partly mitigating the continued fall in business line volumes. The number of traditional lines declined 7%, but this was partly offset by a 62% increase in the number of IP lines.

SME & Corporate data and networking revenue increased 3% (2014/15: 2%) with continued growth in fibre broadband and our networking products. Business fibre broadband net additions were up 17% year on year.

IT services revenue decreased 1% (2014/15: 1%). BT Ireland’s underlying revenue excluding transit was up 7%, with higher equipment sales and data and call volumes in the Republic of Ireland, and continued fibre broadband growth in Northern Ireland. Foreign exchange movements had a £22m negative impact on BT Ireland revenue.

Operating costs were down 2% (2014/15: 5%) and underlying operating costs excluding transit were also down 2% (2014/15: 4%). EBITDA grew 3% (2014/15: 4%). Depreciation and amortisation increased 10% (2014/15: 9% decrease) mainly reflecting our investment last year in BT Fleet vehicles to support Openreach. Operating profit grew 2% (2014/15: 7%).

Capital expenditure decreased £49m (2014/15: £60m increase) reflecting our investment in BT Fleet vehicles last year. Operating cash flow was 6% lower (2014/15: 9% higher) reflecting the timing of working capital movements.

Key priorities

Following the April 2016 reorganisation we have a refreshed and expanded focus on the business and public-sector markets in the UK and the Republic of Ireland. Our future priorities include:

•	successfully launching our new Business and Public Sector organisation including delivering efficiencies;
•	introducing our full portfolio of fixed, mobile and IT services to existing BT customers and those acquired with EE;
•	developing and integrating further our portfolio of products and managed services; and
•	continuing to improve the customer experience we provide.

We have also set ourselves some specific ambitions over the next three years:

•	increase the number of ‘revenue generating units’ by 15%;
•	generate double-digit percentage revenue growth in IP voice, mobile, networking and IT services;
•	deliver a 20-point improvement in our net promoter score; and
•	become the market leader for customer service.

BT CONSUMER

BT Consumer is the largest provider of consumer broadband and fixed-voice in the UK. We want to deepen our customer relationships through selling broadband, TV, BT Sport channels and mobile services to our customers.

We connect millions of households and people to information and entertainment, to friends and family, at home or on the move. Whether they’re banking on their laptop, watching movies through their YouView box, or tweeting on their smartphone, we’re making it fast, safe, reliable and easy.

We also offer a range of devices including telephones, baby monitors and set-top boxes through high street retailers. And we offer commercial services for businesses who want access to BT Sport or connectivity through BT Wi-fi.

Through our award-winning second brand, Plusnet, we target price-conscious customers with fixed-line, broadband and TV services.

Markets and customers

The UK population consists of around 64m individuals and around 27m households. The telecoms market is very competitive with more than ten fixed-line operators, seven major bundled product suppliers and four mobile network operators. Pay-TV is less competitive with only four providers.

Most of our major competitors, including Virgin Media and TalkTalk, offer bundled services which include fixed-line, mobile, broadband and TV services. Sky and Vodafone have both announced plans to offer all four services as well.

Home phone

As at 30 September 2015 there were 25.9m fixed residential phone lines in the UK, 2.5% above last year. Our share of this market declined to 37% from 38% the previous year as more households chose to consolidate their services with one provider.

People are using their home phones less with call volumes down 12% over the year. This was a result of migration to mobile, voice over IP and instant messaging services.

Broadband

There were around 24.5m broadband connections in the UK as at 31 December 2015. Our broadband base among homes and small businesses is now 8.1m (excluding EE), a market share of 33%.

Services requiring higher speeds and capacity, such as catch-up TV and on-demand services from the BBC, Netflix and Amazon, are driving the take-up of fibre broadband. Including Virgin Media there were 10.2m fibre broadband or cable lines as at 31 December 2015, more than 40% of all broadband lines. See page 45 for more details on the broadband market.

TV and content

The pay-TV market grew to 15.2m UK households at the end of December 2015, up 3% compared with a year earlier. BT TV has 9% of the total market. Pay-TV services are available from a number of suppliers:

•	Sky (satellite);
•	Virgin Media (cable);
•	BT and EE (Freeview with IP TV channels); or
•	TalkTalk (Freeview with IP TV channels).

Customers who choose not to pay for their TV service mostly access live TV channels through Freeview or Freesat. The overall number of households without a pay-TV subscription declined to 10.9m at the end of December 2015. And there are some homes that don’t have a TV at all.

38	BT plc
Annual Report & Form 20-F 2016

‘Over-the-top’ services continue to grow in popularity with 6.8m households subscribing to a service from Netflix, Amazon or Now TV.

Sky has had exclusivity over much of the UK’s premium content for many years. We continue to pursue commercial, legal and regulatory avenues to obtain access to Sky’s sports channels for our TV customers on a fair basis to increase competition and consumer choice.

Mobile

The UK mobile market is discussed in the EE section on page 40.

Products and services

We sell five main services: home phone, broadband, TV, mobile and our sports channels. We offer a variety of packages to our customers with a range of ‘add-ons’.

Home phone

We provide a range of products and calling plans, allowing customers to choose the best service for their household needs:

•	Line Rental Saver gives customers a discount on their line rental if they pay for a year upfront;
•	Line Rental Plus comes with Call Barring and Choose to Refuse, and gives customers the choice of paying bills automatically by Direct Debit, or paying when they receive the bill;
•	Home Phone Saver offers line rental, inclusive calls and extra calling features in one simple package at a discounted price;
•	BT Basic offers discounted line rental and inclusive calls to those on low incomes and in receipt of certain state benefits (such as income support). We’re the only company to offer a service like this; and
•	Right Plan is a free service our customers can use to find out whether they are on the right calling plan for the kinds of calls they make.

All our home phone services come with weekend call bundles and we provide call packages that let customers choose inclusive evening or anytime calls to fixed-lines, and discounted calls to mobiles.

We’re in the process of developing a free service aimed at blocking the majority of nuisance calls made to our home phone customers. We’ll launch this in 2016.

Broadband

We offer two versions of broadband: an ADSL service, delivered completely over copper lines; and BT Infinity, our superfast broadband service, which uses fibre to deliver higher speeds and a better overall experience.

We offer a range of options with different usage limits and speeds.

In addition, our broadband customers can get:

•	discounted BT Sport, our collection of premium sports channels;
•	discounted BT Mobile, offering SIM-only mobile packages;
•	our suite of tools such as BT NetProtect Plus, to protect family members and devices from harmful websites and other malware;
•	BT Wi-fi, offering free unlimited access to wi-fi hotspots in the UK and abroad; and
•	BT Cloud, providing secure online storage and on-the-go access to data and photos.

BT TV

Our BT TV service is available exclusively to our broadband customers.

We offer three packages:

•	Starter. This is our entry-level offering. With our YouView box, customers can pause and rewind live TV and receive up to 80 Freeview TV channels;
•	Entertainment Plus. This package comes with a YouView+ box and access to Freeview and 27 pay-TV channels; and
•	Total Entertainment. Our most complete package offers access to Freeview and 49 pay-TV channels and comes with an Ultra HD-ready YouView+ box.

Customers on our YouView platform can ‘scroll back’ seven days for easy access to catch-up TV from BBC iPlayer, ITV Hub (formerly ITV Player), All 4 and Demand 5.

All BT TV customers still in contract get access to our BT Sport channels and the AMC channel at no extra cost in standard definition.

In addition, BT TV customers can add extra channel packs and other on-demand services such as ‘BT Kids’, Sky Sports 1 and 2, Sky Movies and Netflix. Customers can also rent or buy TV shows and films.

In July 2015, we launched the UK’s first Ultra HD TV service with content from BT Sport. We later added Netflix Ultra HD.

In February 2016 we upgraded our TV app on both Apple and Android devices adding a new, dedicated kids on-demand and catch-up library, seven more channels and a wider collection of premium entertainment catch-up content.

BT Sport

We provide live coverage of domestic and international sports across four channels.

We offer BT Sport in SD, HD and Ultra HD formats and the channels are available on BT TV, our BT Sport app, btsport.com and on the Sky Digital Satellite Platform.

We reward our broadband, TV and mobile customers with discounted access to BT Sport on their preferred platform.

We also have wholesale agreements for the distribution of BT Sport to Virgin Media TV customers, and in the Republic of Ireland with Setanta.

BT Mobile

We launched BT Mobile in March 2015, focusing initially on the SIM-only part of the market.

All our plans come with access to 4G, unlimited use of BT Wi-fi, unlimited text messages and free access to BT Sport 1. We provide three packages offering a variety of data and call allowances.

BT Mobile customers can keep track of their usage through the BT Mobile app. Customers can also use the app to buy various bolt-ons including roaming bundles.

BT Mobile uses EE’s 4G network offering the best speeds and coverage in the UK.

BT Wi-fi

We provide public wi-fi services to a growing number of partners, including Tesco, Barclays and Hilton.

Using our BT Wi-fi app, all BT Broadband and BT Mobile customers can seamlessly connect to wi-fi in these partner

The Strategic Report	39
Our lines of business

locations, as well as to the 5.6m BT Wi-fi hotspots in the UK and a further 13m internationally as part of our partnership with FON.

We also offer a range of vouchers for non-BT customers to access the network.

Performance in the year

Revenue growth of 7% (2014/15: 7%) has been driven by higher customer numbers in broadband and by our new BT Sport Europe channel. But our investments in these areas meant our EBITDA grew by only 1%.

We increased our share of the DSL and fibre broadband market for the seventh year in a row, had our best-ever take-up of TV, and our lowest line losses for more than eight years.

Operating performancea

At 31 March 2016 we had 9.5m consumer fixed-lines (2014/15: 9.6m), with 9.4m active voice lines (where a customer buys calls from us as well as paying for the line). We lost 81,000 net active lines, compared with 203,000 last year.

We achieved 390,000 broadband net additions this year, 63% of the DSL and fibre broadband market net additions. This took our overall market share to 41%, up from 40% a year ago.

We’ve continued to grow our fibre base, and now have 3.9m fibre broadband customers (including business lines), a 29% increase from last year. 48% of our retail broadband customers are now on fibre, compared with 39% last year.

We achieved 330,000 BT TV net additions, our best-ever performance, and now have 1.5m BT TV customers, up 28%. We grew the number of commercial premises taking BT Sport to 27,000, including 30% of all UK pubs.

BT Sport’s average daily audience figures increased 45% year on year, from the start of the football season in August 2015 to the end of March 2016. Almost all of the FA Premier League matches we showed this season reached over 1m viewers.

Our average revenue per user (ARPU) was £446, up £31 from last year, driven mainly by broadband, our new BT Sport Europe channel, BT Mobile and changes in our pricing.

Our BT Mobile base is now over 400,000 with over 40% of our customers choosing one of our two higher-tier packages.

Deliver superior customer service

We’ve made investments in 2015/16 that will improve customer experience in the future. But we didn’t make as much progress as we would have liked, particularly on our Right First Time measure of customer service. In March 2016 we answered 60% of customer calls (March 2015: 51%) from within the UK, with a commitment to increase this to 90% by March 2017.

This means a significant change for our people, who will be working more evenings and weekends which is often when customers want to speak to us.

We gave our front-line agents over 770,000 hours of extra training so that they can more effectively prevent and resolve customer problems.

We’ve started to introduce a new way of working focused on people taking ownership of resolving problems. Customer satisfaction is improved where this has been introduced.

We’ve invested in new and more convenient ways for customers to deal with us, such as the award-winning My BT app. This allows

[a]	Data excludes EE’s fixed-line and broadband business. For these see page 40.

customers to do things like check their bill or track their broadband usage. The app has been downloaded more than 435,000 times and we’re continuing to regularly add more features.

We’re replacing the systems in our customer service centres with simpler ones which are built on web-based technologies and re-use a version of our external website. This should drive higher productivity and better customer satisfaction.

Right First Time, our overall measure of customer service, declined 2.1% (2014/15: increased 1.9%). While we’ve improved on our measure of how often a customer needs to contact us by 15% year on year, we haven’t met our promises around delivering on-time for enough of our customers, partly reflecting problems from wider industry demand for Openreach products. Our measure has also been impacted by the widespread flooding in parts of the UK this year.

BT Mobile is our best performing ‘Right First Time’ product with both on-time delivery and on-time repair above 95%.

Transform our costs

Operating costs increased 9% reflecting the costs of the UEFA Champions League and UEFA Europa League rights and the growth in our customer base. The increase was partly offset by our cost transformation activities.

We delivered savings this year by:

•	extending our fibre self-install programme across all fibre products, including Plusnet’s, which further reduced the number of engineer visits and the associated cost;
•	reducing customer equipment costs by negotiating better commercial terms with our suppliers; and
•	improving our real-time network diagnostics, helping us to more quickly find the right solution for customer faults, avoiding unnecessary engineer visits.

Invest for growth

In the summer we launched our new BT Sport Pack, the home of European football, increasing the choice of content for our customers and increasing engagement with sports fans. We also launched an improved BT Sport app and Europe’s first Ultra HD sports channel.

In August we exclusively launched AMC’s UK channel. AMC is a leading US TV network with a track record of producing successful premium dramas. We also extended our deal with UKTV to include all ten of its channels as well as gaining access to the UKTV Play service.

We’ve added the UK rights to show all Australian home cricket internationals, including the 2017/18 Ashes. The five-year rights deal starts in 2016. In addition, we extended the rights for the FA Cup until 2021.

We launched BT Mobile and our advertising is improving the perception of the service and is attracting subscribers.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m

Revenue	4,598	4,285	4,019
Operating costs	3,561	3,254	3,186
EBITDA	1,037	1,031	833
Depreciation and amortisation	206	218	219
Operating profit	831	813	614
Capital expenditure	206	207	211
Operating cash flow	762	813	472

40	BT plc
Annual Report & Form 20-F 2016

Revenue increased 7% (2014/15: 7%) with a strong performance across broadband and TV resulting from the launch of our European football coverage.

Calls and lines revenue increased 2% (2014/15: 1%), reflecting the lowest level of line losses for over eight years, new pricing and the launch of BT Mobile.

Broadband and TV revenue was up 17% (2014/15: 16%) including the impact of the launch of our European football proposition, continued growth in broadband and our best-ever year for adding new TV customers.

Other revenue decreased 10% (2014/15: 6% increase) after last year benefited from the successful launch of the BT8500 Advanced Call Blocker handset.

Operating costs were up 9% (2014/15: 2%). This reflected the launch of our European football proposition including the sports rights costs as well as the cost of launching the channels in August. Excluding UEFA rights costs, operating costs increased 3%, mainly reflecting the growth in our customer base.

EBITDA increased 1% (2014/15: 24%).

Depreciation and amortisation decreased 6% (2014/15: broadly flat). Operating profit increased 2% (2014/15: 32%).

Capital expenditure was flat (2014/15: down 2%). Operating cash flow decreased 6% (2014/15: 72% increase) reflecting unfavourable working capital movements relating to the timing of our sports rights and capital expenditure payments.

Key priorities

Our future plans include:

•	continuing to transform our customer service with 90% of all calls being answered within the UK by March 2017;
•	launching our new FA Premier League rights and Australian cricket rights on BT Sport;
•	trialing and launching ultrafast broadband using Openreach G.fast products;
•	launching mobile handsets to unlock a new market opportunity while creating synergies with EE;
•	introducing a new YouView user interface to drive better engagement with our content;
•	launching our breakthrough new service to help home phone customers avoid nuisance calls; and
•	increasing the number of ‘revenue generating units’ by 2.5m over the next three years.

EE

We acquired EE on 29 January 2016. EE is the largest mobile network operator in the UK. It provides mobile and fixed communications services to consumers, businesses, the public sector and the wholesale market.

EE came into the group as a separate line of business and that is how it’s reflected in this Annual Report. In EE, we have over 30m connections, 15m of which are 4G. New customers join on the EE brand, though we still have a number of customers on legacy Orange and T-Mobile tariffs. We acquire and retain customers through our chain of about 560 shops, our website and contact centres, and through third parties, such as Dixons Carphone.

Our mobile network is the biggest and fastest in the UK and has been independently recognised as the best overall network by RootMetrics in its latest report for the second half of 2015.

New organisational structure

From 1 April 2016 we changed how the former EE business was organised to manage it better within the group. Business mobile was transferred to Business and Public Sector, the wholesale operations were transferred to Wholesale and Ventures and the mobile network was transferred as a distinct business unit into TSO.

Following the reorganisation, the consumer-facing parts of EE will remain as a distinct line of business providing postpay, prepaid and fixed broadband services primarily to consumers. The EE line of business will also support the Emergency Services Network contract awarded to EE in December 2015.

Markets and customers

The mobile market is very competitive, with over 85m connectionsa, served by four mobile network operators and numerous mobile virtual network operators (MVNOs).

Our main competitors are O2, Vodafone, Three, Tesco Mobile and Virgin Media. Competition for customers is increased by third party distributors selling mobile services on behalf of the mobile operators, from high street shops and online.

Around 93% of adults in the UK have a mobile phone, and 15% of adults live in mobile-only households. Two-thirds of adults in the UK use a smartphone, and over 54% of homes also have a tablet. Increasingly, people are using their mobiles to access the internet, listen to radio and watch TV. According to Ofcom, 60% of mobile connections are on postpaid tariffs.

By September 2015 total UK mobile call volumes were steady at around 35bn minutes per quarter. SMS and MMS messages were down 8% to 25bn messages per quarter on average. Mobile telephony services generated £3.8bn in retail revenues in the quarter to September 2015, down 1% year on year.

The market is subject to a number of existing and potential structural changes:

•	rapid adoption of 4G devices as 4G networks are deployed. Nearly all handsets sold are therefore smartphones;
•	growth of connected devices, including tablets;
•	significant growth in mobile data use;
•	continued decline in the prepaid market as customers move to postpaid tariffs;
•	increased popularity of SIM-only tariffs. Smartphones are evolving at a slower pace so people are keeping their mobile phones for longer;
•	regulatory pressure on the prices we charge customers and other telecoms companies;
•	the proposed takeover of O2 by CK Hutchison (the owner of Three), subject to regulatory approval; and
•	Sky launching as an MVNO in 2016.

Products and services

We provide mobile services in the UK, covering up to 99% of the population with 2G, 98% with 3G and over 96% with 4G technologies. We also have an extensive wholesale segment, connecting MVNO customers and machine-to-machine devices. Broadband services, fixed-voice and a TV service are also sold under the EE brand.

Postpaid

New consumer customers, and those who renew their contracts with us, are put on 4G tariffs. If the tariff includes a handset, the contract is typically for 24 months. The tariff will include a bundle of monthly voice, SMS and data use. Prices vary with the size of the bundle, the device type and 4G speed. The tariffs are split into three main groups:

•	EE Regular gives access to standard 4G services, unlimited texts and tiered bundles of voice and data use;

[a]	September 2015.

The Strategic Report	41
Our lines of business

•	EE Extra provides access to the double-speed 4G network, has double the data allowances of EE Regular and includes European roaming and international calling benefits; and
•	EE Complete which provides the benefits of EE Extra together with the option to upgrade the handset every 12 months.

Prepaid

Prepaid customers buy a phone and then add a ‘pay-as-you-go’ pack of 4G use. The packs are split into three groups:

•	Everything packs for unlimited texts and tiered bundles of voice and data use over a 30-day period;
•	Talk and text packs for tiered bundles of voice and text use over 30 days; and
•	Data packs ranging from 1GB to 4GB over seven to 30-day periods.

Prepaid customers are encouraged to buy packs on a regular basis by rewarding three months of consecutive purchases with extra data, voice or text use.

Business

We also sell 4G mobile services to business customers:

•	Small business plans (up to 50 employees) are for 12 or 24 months, and most come with unlimited voice and text use. Options include the ability to share data allowances across a number of devices, access to double-speed 4G and inclusive overseas roaming.
•	Large businesses (more than 50 employees) and public-sector organisations can choose from a wide range of standard and customisable plans. Customers can bundle in tiered levels of mobile security. If required, we also install equipment to improve mobile coverage inside customer premises. We also offer an extensive range of fixed-line and data services, including voice, private telephone network integration, leased lines and VPNs to provide customers with their complete communications needs.

Devices

We offer a wide range of 4G mobile phones, tablets and mobile broadband devices. Customers may also choose to bring their own device and then connect using a SIM-only plan.

Wholesale

Over 30 MVNOs, including Virgin Mobile, use our mobile network.

We’re also active in the machine-to-machine (M2M) market, with a tiered range of products.

With Enterprise Messaging, our bulk messaging range of products, organisations can send large volumes of text messages to customers or employees.

Broadband and TV

We sell fixed-voice, broadband (including superfast fibre broadband) and TV services. To encourage take-up, our postpaid customers get larger data allowances if they also buy EE broadband.

EE TV provides more than 70 free channels simultaneously on up to four devices, and access to pay-TV channels. The EE TV set-top box comes with one terabyte of memory and can be controlled from a mobile phone or tablet using the EE TV app.

Performance in the period

Revenue for the two months from 29 January 2016, when EE was acquired by the BT Group, to 31 March 2016 was £1,055m with an EBITDA margin of 25%. We had 30.6m total connections at the end of the year and our 4G customer base reached 15.1m.

Operating performance

At 31 March 2016 we had 30.6m connections.

Our postpay base grew by 54,000 to 15.4m, supported by a strong performance in the large business segment with new customers including Arriva Trains. The prepay base continued to decline, in line with industry trends, partly as customers move to postpay.

The machine-to-machine base grew 77,000 to 2.3m as the Internet of Things market starts to grow.

Fixed broadband was up 11,000 to 951,000, supported by EE TV, in a competitive market.

Our base of MVNO customers stood at 3.7m, up 28,000, as our MVNO partners continued to do well in the mobile market.

Deliver superior customer service

Improving customer service is a key priority. While we have made steady progress, there is still room for improvement, as shown by the number of complaints our customers make to Ofcom.

In the period we accelerated work on projects across four key areas:

•	Call centres. Transforming service for our customers, reducing complaints and customers’ propensity to call;
•	Self service. Increasing take-up of the My EE app and improving online service;
•	Shops. Improving service and providing more digital capabilities in store; and
•	IT. Improving customer-facing IT systems.

As part of our ambition to offer the best mobile customer service in the UK, we’ve started the ‘Omnichannel’ initiative, to provide a consistent experience for our customers, regardless of how they interact with us. This will enable us to give customers better, more relevant offers, follow up on potential sales quickly and effectively and support customers more proactively.

Transform our costs

Since EE was formed in 2010 it has gone through a process of transformation as the legacy Orange and T-Mobile businesses were combined. We’ve removed duplication from the mobile network, shops and support functions to drive profitability. We expect to continue to drive efficiencies as we integrate EE’s business into the wider group and share our ideas, experience and methodology.

Invest for growth

We have the best mobile network in the UK, having been named number one network by RootMetrics and recognised as the UK’s fastest network by Speedtest.net.

We’ve made 4G voice calling more widely available, bringing it to Manchester and Birmingham. The increased network coverage and resilience required for the Emergency Services Network contract will also benefit consumer and business mobile customers.

42	BT plc
Annual Report & Form 20-F 2016

Financial performance

From 29 January to 31 March	2016 £m
External revenue	1,038
Internal revenue	17
Total revenue	1,055
Operating costs	794
EBITDA	261
Depreciation and amortisation	176
Operating profit	85
Capital expenditure	111
Operating cash flow	310

Revenue for the two months since acquisition was £1,055m. This consisted of mobile service revenue of £913m, fixed and wholesale revenue of £89m and equipment sales of £53m.

This also includes revenue of £17m which is internal, reflecting trading with other lines of business within the group. Monthly mobile ARPUs in the period were £26.7 for postpaid customers, £3.9 for prepaid and £18.6 on a combined basis.

Operating costs were £794m giving EBITDA of £261m, a margin of 25%.

Capital expenditure was £111m as we extended 4G coverage to over 96% of the UK population. Preparation for the Emergency Services Network contract continued in line with agreed milestones.

Operating cash flow, which excludes interest and tax, was £310m benefiting from the timing of working capital.

Key priorities

Over the coming year we plan to further integrate the new EE line of business into the group, in line with the reorganisation that took effect from 1 April 2016, and begin to realise the revenue and cost synergies associated with the acquisition. We also plan to broaden and deepen our customer relationships by:

•	improving the customer experience;
•	extending 4G coverage and aiming to remain the UK’s best quality mobile network;
•	progressing the build phase of the Emergency Services Network contract, working closely with TSO; and
•	launching a range of combined mobile, fixed-line and TV products.

BT WHOLESALE

We provide network products and services to Communications Providers (CPs) operating in Great Britain. We also offer services for media companies and broadcasters.

We do this by combining BT’s core network and IT platforms with Openreach’s access products. We add our own expertise in designing, building and supporting new products and bespoke solutions. We can then offer a range of services that complement our customers’ own capabilities. This means we can share in their success.

We’re structured around our customers: mobile and fixed network operators; resellers; and media organisations and broadcasters. Our largest customers are supported by dedicated client teams, while others are served by a desk-based sales force. All are supported by expert product managers and customer service agents.

Outside Great Britain, BT serves CPs through BT Ireland and BT Global Services. BT remains Europe’s largest wholesale telecoms provider.

New organisational structure

From 1 April 2016 we’re integrating BT Wholesale, EE’s wholesale team and some of BT’s smaller business units into a new Wholesale and Ventures line of business. The smaller business units include BT Directories and BT Fleet, together with the majority of BT Redcare, BT Payphones and Tikit. They’re all described on page 34. The new organisational structure will give more visibility to these smaller but important enterprises while bringing together the wholesale businesses of BT and EE.

Markets and customers

We serve over 1,400 CPs, including: the major consumer brands Sky, TalkTalk and Virgin Media; the mobile operators, O2, Three and Vodafone; overseas CPs operating in the UK; and other service providers such as Daisy Group and KCOM Group. We also provide specialist media and broadcast services to major organisations including the BBC, Channel 4, ITV, Sky, SoftBank Corp. and Star TV.

Our main competitors are Virgin Media, TalkTalk and Vodafone.

The main trends in the wholesale market this year were the continuing take-up of IP voice services and ever-stronger demand for higher-bandwidth broadband networks.

Voice services: moving to IP

The number of calls made over traditional fixed networks fell by 10% this year, as calls moved to mobile networks or to instant messaging and other IP-based alternatives. And owners of these networks were able to charge less to carry such calls, as a result of price reductions imposed following Ofcom’s last Narrowband Market Review.

As businesses opt to make and receive calls over IP they are increasingly buying newer voice services such as SIP-Trunking and Hosted Voice. According to the Cavell Group, in 2015 the number of SIP Trunks (which connect a business’s switchboard to its IP voice service provider) grew by 31%. And users of Hosted IP Voice (which eliminates the need for a switchboard altogether) grew by 30%.

Connectivity services: higher bandwidths

This year average usage over our wholesale broadband circuits rose by 40%. And 43% of all our broadband lines ordered this year use higher-speed fibre technologies. We expect this trend towards higher-bandwidth broadband to continue.

Products and services

BT Wholesale’s products and services either supplement CPs’ own capabilities or can be sold on to CPs’ own customers as they are. Where CPs need a more bespoke or comprehensive service, we combine our products with other components to create managed solutions.

Broadband

We provide CPs with broadband connections between their core network and their customers. Wholesale Broadband Connect can serve 95% of premises with copper-based broadband (2014/15: 92%) and over 25m premises with fibre broadband. Our older broadband network brings our total coverage to more than 99% of all premises.

For CPs without their own network, we offer Managed Broadband. This includes the necessary connectivity and internet access together with full end-to-end service management.

Ethernet

We supply CPs with Ethernet connections linking their core network to their customers’ business premises. Ethernet services are continuing to replace Partial Private Circuits, a legacy connectivity service which we also offer.

The Strategic Report	43
Our lines of business

With Wholesale Ethernet, CPs can reach 82% of business premises over copper-based circuits (2014/15: 81%) and more than 99% over fibre, at speeds of up to 10Gbps. This year we fully launched Wholesale Optical which extends those speeds to 100Gbps.

Our Managed Ethernet Access Service (MEAS) carries mobile voice and data traffic to and from mobile operators’ transmission masts, using a mix of copper, fibre and radio technologies.

Media services

Our long-established media network connects major locations around the world where broadcast or film content is created or distributed. In the UK it carries all of the nation’s digital terrestrial TV, as well as TV broadcasts from more than 150 sports and news locations. Local partners help us link TV stations to major sports venues worldwide.

We also offer related media services such as content playout (in which we send finished TV content off to be transmitted) and media file acceleration and security.

Voice calls

CPs use our IP Exchange (IPX) platform to carry their customers’ voice calls beyond the reach of their own voice network. IPX delivers calls between CPs’ networks, or to their final destination, translating between the many different network technologies that may be used along the way. IPX is now used by over 150 CPs, including most of the UK’s biggest operators.

As voice moves to IP, IPX is gradually replacing our equivalent products based on older Time Division Multiplexing (TDM) technology. These products include Transit, Direct Conveyance and International Direct Dial.

For CPs without their own voice network, we offer BT Wholesale Calls which routes calls for them end to end. The CP maintains the customer relationship through its own sales, customer service and billing operations.

Hosted communications

Our Hosted Communications Services portfolio enables a CP to offer a range of services without having to develop, maintain and upgrade them itself.

Traditionally, businesses have made and received calls over phone lines via a switchboard. Wholesale Hosted Centrex, a hosted voice service, moves the switchboard capability into BT’s network. And Wholesale SIP-Trunking delivers the calls over broadband. When put together, the business no longer needs to house and maintain a switchboard or rent separate phone lines.

In the same way, our Hosted Contact Centres replace the systems and services usually needed to handle inbound or outbound customer calls at scale. In partnership with Avaya Inc. we offer Avaya Cloud Solutions, a hosted and fully-integrated contact centre service with end-to-end service-level agreements.

Managed solutions

We combine our products with third-party components and our own professional services to create managed solutions that solve specific customer or industry problems.

For example, this year we implemented new ‘small cell’ solutions at a number of mobile transmission sites. These solutions can include the electronic equipment at a site, the network to the site, the site itself and end-to-end service management. They can help mobile operators improve their coverage in rural areas or provide more capacity in urban locations.

Performance in the year

Underlying revenue excluding transit rose by 1%, reversing the falls of the previous three years. But EBITDA fell by 3% (2014/15: 9%) reflecting a changing volume and product mix across our product portfolio.

We signed fewer orders this year but saw a substantial uplift in sales of our strategic growth products: Ethernet, Hosted Communications Services and IPX. Customer satisfaction continued to rise as a result of investments in self-service systems and tools.

Operating performance

This year we signed £1.5bn of orders. This was down around £400m on last year’s order intake, but up around £150m excluding orders signed with EE, which is now part of BT. We signed deals for a wide range of services, including:

•	Wholesale Hosted Centrex and SIP-Trunking for a large CP to resell, replacing their own platform;
•	the supply and maintenance of vehicles to support the new Emergency Services Network contract within EE;
•	a national broadcast network for the BBC (see below);
•	MEAS circuits to connect a mobile operator’s new cell sites to its core network;
•	IPX for three major CPs and for a smaller IP voice specialist, enabling it to close its old voice network; and
•	a video multiplexing solution for a major US-based media company.

We also signed up seven new channel partners to sell our Avaya Cloud Solutions portfolio.

IPX carried 26bn UK-originated voice minutes in the year, up 41%. Several major CPs joined the platform, increasing the value of the service to other users.

The total number of broadband lines we provide on a wholesale basis grew for the first time in many years. This reflected a slowdown in the LLU network rollout of large broadband providers as well as our own success in selling both fibre and copper broadband to smaller CPs.

The total number of wholesale Ethernet lines we provide grew too, by 23%, mainly as a result of targeted pricing initiatives, network expansion and migration from Partial Private Circuits. We also connected more MEAS circuits.

Despite fierce competition, the number of our SIP Trunks nearly doubled. And the number of our Hosted Centrex users tripled, driven in part by new pricing options.

BBC

We’ve been chosen by the BBC to provide its next generation broadcast network in a deal worth more than £100m to BT.

We’re helping the BBC deliver considerable savings as well as paving the way for future digital innovation. We’ll enable them to move to a new, state-of-the-art network, from April 2017.

The new network will be run by our Media & Broadcast team. It’ll be more efficient and flexible and better able to support BBC innovation. And it’ll allow extra services and capacity to be added for major events, such as a general election or the Olympics, more easily and at a lower cost than before.

Matthew Postgate of the BBC said: “This is an important step towards building an internet-fit BBC and will allow us to provide more interactive and personalised content in the future.”

44	BT plc
Annual Report & Form 20-F 2016

Deliver superior customer service

Customer satisfaction rose to 85% in the fourth quarter, up from 80% for the same period last year. It improved across all customer segments. But our Right First Time performance, which measures our ability to deliver orders and repair faults on time, was down by 2.6% (2014/15: up 4.4%). This was as a result of the weather and systems outages mentioned on page 3.

Initiatives in three main areas drove the improvement in customer satisfaction:

•	Product reliability. We gave CPs new tools to help them improve the stability of broadband lines. We also made it easier for them to identify problems in their customers’ own home wiring and equipment. CPs reported 7% fewer broadband faults as a result. And the reliability of our Ethernet circuits improved by 11% as new diagnostic tools meant we could identify and fix problems in our network before CPs even noticed them.
•	Customer updates. We kept our CP customers better informed on the progress of their orders and any faults. This meant they could keep their own customers more up to date. Customer satisfaction in this area rose by six percentage points.
•	The online experience. We made it easier to do business with us by adding new features to Business Zone, the online service portal which we launched last year.

Improvements in both our resourcing and the delivery process itself contributed to strong growth in our Ethernet base this year. But delivering Ethernet circuits on time proved more challenging, because a higher proportion needed new fibre or ducting to be laid.

Transform our costs

This year we focused our cost transformation activities on:

•	reducing selling, general and administrative costs, which were 11% lower than last year;
•	renegotiating our supplier contracts and reducing the number of suppliers we use; and
•	rationalising legacy platforms and networks and removing under utilised infrastructure.

Invest for growth

New product launches included Media Move and Cloud Playout, two new services for the media and broadcast industry. We also fully launched Wholesale Optical (after a soft-launch last year) which offers high-bandwidth data connectivity. We enabled Wholesale Hosted Centrex and Skype for Business to work together. This means Skype users can get all the features of our Centrex platform such as the ability to call people who are not on their corporate network.

Wholesale Broadband Connect and Wholesale Ethernet are now available from more exchanges. And we migrated our IPX customers onto a new, larger platform.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	2,086	2,157	2,422
Underlying revenue excluding transit	1%	(7)%	(3)%
Operating costs	1,544	1,596	1,808
EBITDA	542	561	614
Depreciation and amortisation	212	224	245
Operating profit	330	337	369
Capital expenditure	177	210	244
Operating cash flow	404	278	372

Revenue was down 3% compared with an 11% decline last year. This included £82m or 51% less transit revenue than in the prior year.

Our key measure, underlying revenue excluding transit, was up 1% compared with a decline of 7% last year. This reflects growth in IP services and managed solutions, partly offset by a decline in our legacy products. IP services revenue was up 25%, helped by 41% higher IPX volumes and a 23% increase in Ethernet connections. Managed solutions revenue grew 3% and accounted for 39% of total revenue, up from 37% last year.

Calls, lines and circuits revenue fell 14%, mainly because of lower volumes and customers switching to newer IP technologies. Broadband revenue was 12% lower, but this was an improvement on last year’s decline of 17%. While migration to LLU continues to reduce the size of our copper broadband base, fibre broadband volumes have increased, reflecting demand across the market.

Following the Supreme Court judgment on ladder pricing in July 2014, we recognised around £15m of ladder pricing trading revenue this year (2014/15: around £30m). This is in addition to revenue treated as a specific item relating to prior years, as explained on page 82. We do not expect to include any further trading revenue relating to ladder pricing in the income statement next year, because we stopped pricing on that basis in July 2015.

Operating costs decreased 3%. Underlying operating costs excluding transit increased 2%, with the cost of delivering more IP services only partially offset by continuing cost transformation activities.

EBITDA declined 3%, reflecting the one-off impact of lower ladder pricing revenues as well as the continuing migration to lower-margin IP services. But this was an improvement on last year’s 9% decline. Depreciation and amortisation was down 5% (2014/15: 9%) and operating profit fell 2% (2014/15: 9%).

Capital expenditure was 16% lower than last year (2014/15: 14%), driven by lower spend on sustaining our legacy voice network, and as last year included some investment in efficiency programmes. Working capital was helped by better collections contributing to a 45% increase in operating cash flow.

Key priorities

Next year we’ll be part of the new Wholesale and Ventures line of business, as explained on page 30. Our priorities will be:

•	integrating the various business units and their teams;
•	creating revenue and cost synergies, for example by selling EE’s mobile services to BT Wholesale customers;
•	continuing to improve customer experience, especially in Ethernet delivery;
•	further expanding our Ethernet network, making it available from more BT exchanges and more third-party datacentres;
•	increasing the number of customers using fibre rather than copper broadband;
•	further strengthening our defences against attempted cyber-attacks and fraud; and
•	continuing our cost transformation activities.

We’ve also set ourselves some specific ambitions within the next three years:

•	to grow the number of Ethernet circuits we provide by 50%;
•	to increase the number of MVNO brands on 4G from less than 5% to at least 80%; and
•	to deliver all our products on time at least 95% of the time by the end of the period.

The Strategic Report	45
Our lines of business

OPENREACH

Openreach looks after the ‘last mile’ of the UK communications network which runs from the local exchange to people’s homes and businesses. The network is made up of exchanges, copper and fibre cables, underground ducts, street cabinets, telephone poles and distribution points. We provide access to our network to all CPs on equivalent terms which means the same products, prices and levels of service.

Our CP customers use our ‘last mile’ network to deliver services ranging from broadband, television and telephony for the home, to high-speed data connections for businesses of all sizes.

Openreach 10th birthday facts

We celebrated our 10th birthday this year. Our network has grown substantially since Openreach was established in January 2006. Since the start of our fibre broadband rollout in 2009, our engineers have worked 10m hours and driven 72m miles to complement and extend our existing infrastructure – the copper wires and telephone poles that are a familiar sight in many streets. Our fibre broadband network now reaches more than 25m premises. In 2006:

•	the average broadband speed was 1.6Mbps, today it is more than 28Mbps;
•	consumer fibre access products didn’t exist. Today we have more than 5m connections;
•	a new WLR connection cost £88 with a £100 rental charge in the first year. Today it’s £41.55 with an £89.50 annual charge. A 30% reduction in year one costs;
•	there were 41,000 LLU lines. Now there are around 10m;
•	we had 1,000 Ethernet connections, today we have over 200,000; and
•	50% of the country had a broadband connection. Today that’s risen to around 80%.

Markets and customers

We have more than 560 CPs using our network. We operate in three markets: consumer, business and infrastructure.

•	The consumer market is made up of households who want fixed-line broadband and telephony services. Our largest customers include Sky, TalkTalk and BT Consumer.
•	The business market consists of the 5.4m businesses in the UK, from sole traders to large multinational corporations, and the public sector. Most of our CP customers serve business clients.
•	The infrastructure market includes firms building network infrastructure to data centres and mobile cell sites, and property developers connecting new build sites. Ethernet connections and specialised services are the main areas of demand.

The total number of Openreach physical lines was essentially unchanged during the year, growing by 2,000 lines, against a 200,000 increase the year before.

As at 31 December 2015 there were 24.5m broadband lines in the UK. 81% of these use the Openreach network with the rest mainly on the Virgin Media cable network.

Our markets are shaped by the following trends:

•	demand for connectivity means total fixed broadband ownership is rising steadily;
•	increasing data usage, propelled by video streaming and content, is driving demand for faster connections with more capacity;
•	rising data consumption is leading to significant investment in backhaul capacity;
•	cloud computing is increasing corporate demand for connectivity. A fast-growing data centre market is creating a new need for high-capacity circuits (1Gbps or more); and
•	strong demand for Ethernet and optical service products, as businesses seek increased speeds and reliability.

Competitors

Our main competitor across all three of our markets is Virgin Media. Its cable network covers around half of UK homes, with plans to reach an additional 4m premises by 2020.

For consumers, other companies are building their own fibre access networks, reflecting the competitive nature of the market. CityFibre, Hyperoptic and Gigaclear are deploying fibre-to-the-premises. In particular, CityFibre’s joint venture with TalkTalk and Sky has the potential to pose a competitive threat.

Competitors in the business and infrastructure markets include Virgin Media, Colt Group and Vodafone. CityFibre’s prominence in this market is growing with plans to cover 50 ‘Gigabit cities’ by 2020. It also acquired KCOM’s UK infrastructure in the year.

Pricing, service delivery and product innovation remain competitive themes. The ‘price per Gigabit’ is being driven down by intense competition, particularly in urban areas. Strong demand for Ethernet has put pressure on the delivery times of all providers.

Products and services

We offer four main products and services: fibre access; copper-based services; Ethernet; and infrastructure solutions. Our access network can carry broadcast and on-demand internet protocol television (IPTV) services. Our multicast service cuts the cost of delivering broadcast TV.

Fibre access

Our wholesale fibre product is called Generic Ethernet Access. We offer a number of different versions:

•	Fibre-to-the-Cabinet (FTTC) takes fibre from the exchange to the street cabinet and uses the existing copper network for the final link to the customer. FTTC offers speeds from 40Mbps to 80Mbps. This year we launched a mid-range product offering speeds of up to 55Mbps.

•	Fibre-to-the-Premises (FTTP) provides speeds up to 330Mbps. The fibre runs from the exchange to the property.

Copper-based services

•	Wholesale Line Rental (WLR) lets CPs offer phone services to their customers using our equipment and copper network. They pay to use the lines between our exchanges and the customer premises but don’t need to invest in their own network equipment or infrastructure.
•	Local Loop Unbundling (LLU) involves CPs installing their own equipment in our exchanges and renting the copper line to the customer building. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer phone and broadband services using just their equipment.

Ethernet

Our Ethernet products offer dedicated fibre connections with speeds up to 100Gbps. CPs use them to complete their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

•	Ethernet Access Direct (EAD) 10Gbps Standard and Local Access were launched in Autumn 2015, bringing affordable, high-capacity services to UK business and infrastructure markets.

46	BT plc
Annual Report & Form 20-F 2016

•	Optical Spectrum Access (OSA) Hub and Spoke also launched this year. It means CPs can deploy high-bandwidth services more efficiently and cost effectively to multiple sites, saving the customer space and power.

Infrastructure solutions

Our infrastructure solutions let CPs build their own networks.

•	Our Flexible Co-mingling Product allows CPs to place their equipment in our exchanges, providing their customers with voice, broadband and Ethernet services.
•	Passive Infrastructure Access (PIA) products offer CPs access to Openreach’s infrastructure such as our ducts and telephone poles. CPs can use PIA when building their own fibre networks. This product has been available since 2011.
•	Mobile Infill Infrastructure Solution (MiiS) helps mobile network operators improve their coverage. We install antennas on telephone poles linked to a special street cabinet provided with power and backhaul. Mobile operators can then install their radio equipment in the cabinet and use their spectrum to improve mobile coverage.

Performance in the year

We’ve grown our revenue for the first time in four years. We made our superfast fibre broadband network available to a further 3m premises. We achieved record fibre broadband net additions of 1.7m. We grew Ethernet connections by 17%. And we achieved all the increased minimum service levels set by Ofcom, though our ambition and plans are to go much further.

Operating performance

We continue to invest heavily in our superfast fibre broadband network. It now reaches more than 25m premises or around 85% of the UK. Including other service providers, 90% of the UK is able to enjoy fibre broadband speeds.

Under the BDUK programme we’re investing alongside public funding to bring fibre broadband to rural communities. We’re also working with the government through the Superfast Extension Programme (SEP) to help take fibre broadband to 95% of the country by the end of 2017.

We achieved 1.7m fibre broadband net additions in the year. This means that around 5.9m homes and businesses in the UK are now connected, 23% of those passed. Of the net additions in the year, 48% were provided to our external CP customers, an increase from 40% last year, demonstrating the market-wide demand for fibre.

The number of Ethernet circuits we provide grew 17% in the year; this is the best growth for five years. The physical line base increased by 2,000.

Deliver superior customer service

As the internet has become a must-have, customers expect more from the service we provide and we’re committed to meeting those increasing needs.

The table on page 47 shows Openreach’s service performance on a number of key measures. We publish this data, with additional levels of detail, on a quarterly basis.

We continue to deliver 93% of orders on time. We met all 60 of Ofcom’s minimum service levels (MSLs) for copper products for the second year in a row. These service levels become more stretching each year and next year will expand to cover Ethernet products for the first time.

Despite having achieved the MSLs our key customer service measure, Right First Time, declined 6.9% (2014/15: 3.5% improvement). We view the MSLs as a baseline and recognise we have more to do to deliver the service customers expect. This is why we set ourselves a more challenging RFT target.

There are a few areas in particular, along with the severity of the winter storms, that contributed to the decline in RFT. In the business market we haven’t reduced the backlog of Ethernet circuits in line with our plans. For residential customers we have too many jobs that aren’t completed on time which is partially due to our engineers missing appointments. We have a plan in place to tackle many of the issues that caused us problems this year. We’re improving Ethernet delivery processes to complete jobs faster and we’re focusing on reducing missed appointments.

One area of improvement was the backlog of new property developments waiting for a network connection. Over the year we reduced the number of people waiting more than 30 days for service after moving into a new home by 96%.

In the coming year our goal is to make sure people are connected on the day they move. We also recognise that most people moving into a new home expect to have access to fibre broadband and we launched a co-funding scheme with the Home Builders Federation to make sure all new builds have fibre available.

The Openreach Charter

In September 2015 we announced the Openreach Charter to set out our commitments – to end customers, CPs and the nation – in building Britain’s connected future. The most important commitments have been updated and are summarised below.

The Strategic Report	47
Our lines of business

Openreach performance against service responsibilities

	Movement	Q4 2015/16	Q4 2014/15

Home

New lines installed on time		93.36%	92.98%

Average time to install with an engineer (working days)		14.44	13.46

Average time to install without an engineer (working days)		9.49	9.77

Installation requiring an engineer where wait is 22 days or longer for appointment		1.12%	0.00%

Average time for first available appointment date for new installation (working days)		8.51	6.70

New lines requiring an engineer visit not installed 31 days past target date		1.34%	1.23%

Average time to fix faults Maintenance level 1 (working days)		2.82	2.67

Average time to fix faults Maintenance level 2 (working days)		1.94	1.79

Faults fixed within agreed time Maintenance level 1		74.53%	75.10%

Faults fixed within agreed time Maintenance level 2		76.14%	75.66%

Faults not cleared after 31 days or more Maintenance level 1		1.60%	0.86%

Faults not cleared after 31 days or more Maintenance level 2		1.79%	0.84%

Business

Average time to install on-net services (working days)		26.50	33.49

Average time to install where new build is required (working days)		68.20	69.95

Faults fixed within agreed time		94.26%	92.79%

Note: this compares the performance in the quarter and is not an annual measure.

  Improvement

  Steady performance – maintaining focus

  Further improvement needed – plans in place to get back on track

Transform our costs

Operating costs increased 1% (2014/15: 2% decrease) with an increase in volumes, pay inflation and leaver costs partly offset by cost efficiencies.

This year we:

•	improved our processes and invested in new systems and tools that reduce the number of engineering jobs and unnecessary customer contacts;
•	negotiated improved terms with our key suppliers and insourced activities where possible. This saves us money and means we can use our people more effectively;
•	transformed our desk-based functions by consolidating our teams from over 400 locations down to 28 larger ‘centres of excellence’. This means we can run them more efficiently, share best practice and create better working environments;
•	successfully launched the ‘View my Engineer’ tool; and
•	worked closely with our suppliers to help reduce the number of orders awaiting completion.

Invest for growth

We have invested £10.5bn in Britain’s digital infrastructure in the last ten years, committing over £3bn to create a fibre broadband network that provides affordable high-speed broadband to the vast majority of the UK.

We’ve set out our vision to move the nation from superfast to ultrafast speeds with an ambition that 12m homes and businesses will get access to ultrafast services by the end of 2020. We will deliver ultrafast through a mix of two technologies: G.fast and FTTP. We launched G.fast trials in Huntingdon, Gosforth and Swansea, which are progressing well, with homes and businesses taking part getting speeds of up to 330Mbps. We’ve also announced additional G.fast pilots in Cherry Hinton and Gillingham which will cover 25,000 homes and businesses by March 2017. Finally we’ve introduced several trials across the country to improve the way we provide FTTP connections. We see FTTP becoming a much larger part of our network, in particular for new sites, apartment blocks, small businesses and some rural areas.

We invested 54% more than last year on connecting new sites and providing Ethernet. We continue to invest to extend, upgrade and maintain our copper network which underpins most of the services we provide in the UK. We’ve increased preventative maintenance spend by 22% year on year. This investment will make our network less susceptible to faults in future years.

This year we invested in hiring over 1,000 people including around 280 apprentices and graduates.

Financial performance

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue	5,100	5,011	5,061
Operating costs	2,436	2,411	2,460
EBITDA	2,664	2,600	2,601
Depreciation and amortisation	1,301	1,348	1,406
Operating profit	1,363	1,252	1,195
Capital expenditure	1,447	1,082	1,049
Operating cash flow	1,419	1,502	1,492

This is the first time in four years that Openreach has delivered revenue growth.

Revenue increased 2% (2014/15: 1% decline) mainly driven by a 39% increase in fibre broadband revenue. Higher Ethernet volumes also contributed to the revenue growth, but regulatory price changes had an overall negative impact of around £130m, equivalent to 3% of our revenue.

48	BT plc
Annual Report & Form 20-F 2016

Operating costs were up 1% (2014/15: 2% down) mainly reflecting higher volumes, pay inflation and a £29m increase in leaver costs. There was also no benefit this year from the sale of redundant copper (2014/15: £29m). These effects were partly offset by cost efficiencies.

The main driver of the Openreach cost base is labour which makes up over £1bn of variable cost, after deducting own work capitalised. We reduced our labour costs by 7%, partly by creating our ‘centres of excellence’.

EBITDA grew 2% (2014/15: flat). With depreciation and amortisation down 3% (2014/15: 4%), operating profit was up 9% (2014/15: 5%).

Capital expenditure was £1,447m, up £365m or 34% (2014/15: up £33m or 3%). This consists of gross expenditure of £1,540m (2014/15: £1,460m) which has been reduced by grants of £93m (2014/15: £378m) directly related to our fibre broadband network build in the year. The total amount of grants recognised is lower than last year as we have deferred £227m of grant income due to strong levels of fibre broadband take-up. This is primarily because we increased our base-case assumption for take-up from 20% to 33% in BDUK areas and under the terms of the programme, we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved.

Operating cash flow decreased 6% (2014/15: 1% increase) primarily reflecting the higher capital expenditure.

Key priorities

Following the appointment of Clive Selley as CEO, our future plans include:

•	achieving our goal of 95% on-time installations by the end of 2017, which is ahead of Ofcom’s minimum service level;
•	working with government to help take fibre broadband to 95% of the country by the end of 2017;
•	getting ultrafast broadband to 10m premises, with an ambition to get this to 12m, by the end of 2020;
•	recruiting 1,000 frontline engineers to deliver further improvements in service; and
•	working to deploy FTTP using microfibre technology.

BT TECHNOLOGY, SERVICE & OPERATIONS (BT TSO)

BT TSO is our internal technology unit and is responsible for delivering and operating our networks, platforms and IT systems.

We design, build and operate BT’s global networks and systems. And we make sure they’re reliable and resilient. We work closely with each of the lines of business, creating new products for them and making sure that services evolve with the changing needs of their customers.

We manage BT’s research and development and look at ways to differentiate BT though innovation. And we manage BT’s worldwide patent portfolio. We tell you more about that on page 11.

Given the rapid pace of change in the technology that BT TSO people work on, we’ve developed comprehensive training and re-skilling programmes. We’re also a major recruiter of UK graduates and apprentices. This is covered further on page 7.

In February Howard Watson replaced Clive Selley as CEO of BT TSO. Howard was previously responsible for leading BT’s global IT platforms. During this time we improved our levels of IT reliability every year.

New organisational structure

On 1 April 2016 we formed a new business unit called IT and Mobile which sits within TSO. It draws together EE’s mobile technology experts with the teams that manage BT’s IT platforms.

Products and services

We manage the infrastructure for BT’s products, services and internal systems, such as the voice, data and TV networks. Our people also design and deliver the large-scale global managed networked services which we sell to many of the top companies in the world.

We deliver and run BT’s applications and IT systems, such as our customer management and HR systems. Our investments in these have simplified processes and improved the way our people interact with them.

To help improve customer service, we developed the My BT app. This means consumers can access their account, billing and order information from the convenience of their smartphone.

Performance in the year

We’ve continued to proactively maintain and refresh the technology in our networks and service platforms.

New features have been added, improvements made to network reliability and older technology removed. For example, we installed higher capacity and more cost-effective routers for our MPLS network. You can read more about this and other network enhancements on page 9. And we’ve continued taking equipment out of our legacy networks. For example, this year we turned off around 600 PSTN switching elements that we no longer need.

We’ve improved the reliability of our IT systems. This has resulted in 39% fewer IT faults. We’ve also continued to reduce our costs and the group’s energy consumption, which we say more about on page 17.

Key priorities

Our future plans include:

•	developing technology solutions that help our customers, such as increasing the broadband speeds we can provide homes at the end of long copper lines;
•	moving from a technology trial to a live consumer trial of an all-IP voice service;
•	continuing to invest in our TV platform, improving the customer experience of our set-top box and investigating new technologies such as High Dynamic Range for better picture quality;
•	continuing to evaluate technologies such as Software-Defined Networks that will enhance the cloud-based services that we offer to businesses; and
•	continuing our network rationalisation.

The Strategic Report	49
Group performance

GROUP PERFORMANCE

In this section we discuss the performance of the group. We explain how we have done this year against our key performance indicators.

We judge and explain our performance using certain alternative performance measures. These include trends in underlying revenue and operating costs excluding transit, and adjusted and reported EBITDA. ‘Adjusted’ means that a measure is before specific items. We describe on page 141 what we mean by specific items and we’ve disclosed specific items for this year and the last two years in note 8 to the consolidated financial statements.

These alternative performance measures are not defined under IFRS so they’re termed non-GAAP measures. But they’re consistent with how management measures the group’s financial performance. We’ve defined each of these measures on pages 141 and 142, where we have provided more detail, including reconciliations to the nearest measure under IFRS.

OUR PROGRESS AGAINST OUR KPIs

We’ve performed well against our two financial KPIs. But our customer service performance was down 3.0%, and we want to do much better.

We use three key performance indicators (KPIs) to measure how we’re doing against our strategy. Our financial KPIs measure: the trend in underlying revenue excluding transit and our adjusted EBITDA. Customer service improvement is also a key non-financial KPI for us.

We’ve outlined our performance against each KPI here, together with an explanation in italics of how we define each measure.

Trend in underlying revenue excluding transit

Our positive revenue performance, which excludes the impact of EE, was driven by BT Consumer where revenue was up 7% reflecting 17% growth in broadband and TV revenue, helped by our investments in BT Sport Europe and BT Mobile. We explain more about the performance of our lines of business from page 30.

Underlying revenue reflects the overall performance of the group that will contribute to sustainable profitable revenue growth. We exclude the impact of acquisitions and disposals, foreign exchange movements and specific items from this measure. We focus on the trend in underlying revenue excluding transit because transit traffic is low margin and affected by reductions in mobile termination rates, which are outside our control.

Adjusted EBITDA

Adjusted EBITDA was up 5% (2014/15: up 3%). This reflects revenue growth, the results of EE since 29 January 2016 and our cost transformation programmes.

Adjusted EBITDA is defined as group profit before depreciation, amortisation, net finance expense, taxation and is before specific items. We consider adjusted EBITDA to be a useful measure of our operating performance because it approximates the underlying operating cash flow by eliminating depreciation and amortisation.

Customer service improvement

Improving the service we deliver is key. Our ‘Right First Time’ measure was down 3.0% (2014/15: up 4.7%). This was disappointing. We’re making good steps in some areas. Openreach achieved all 60 of the minimum service levels set by Ofcom. But despite these improvements, we’re not where we want to be, across all of our lines of businesses. You can read more about our customer service on page 3.

‘Right First Time’ is our key measure of customer service. This tracks how often we keep the promises we make to our customers. This could be about keeping to appointment times, fixing faults within an agreed period or answering calls promptly and dealing with queries or orders efficiently. As well as improving service and the customer experience, keeping our promises should mean that there is less work to do in correcting our mistakes, and so reduces our costs.

GROUP FINANCIAL PERFORMANCE

Our acquisition of EE

EE being a part of the BT family is already having a big effect on what we can offer our customers (for more about EE’s operations, see page 40).

EE contributed revenue and EBITDA of £1,038m and £261m respectively to the group’s results in 2015/16.

BT Group plc sold its investment in EE to the company at fair value of £11.0bn, financed by intercompany loans. After a provisional fair value exercise, we’ve allocated this between goodwill of £6.4bn and net assets with a fair value of £4.6bn. You can find out more about the goodwill and purchase price accounting later in the balance sheet section, and in note 13 to the consolidated financial statements.

The financial measures we’ve used throughout the next sections include the impact of EE, unless we’ve specifically indicated otherwise. But our ‘underlying’ measures by definition exclude EE; as we’ve set out on page 141, we exclude the impact of acquisitions, disposals and foreign exchange from these.

Income statement

Summarised income statement

Year ended 31 March Before specific items	2016 £m	2015 £m	2014 £m
Revenue	18,909	17,851	18,287
Operating costs[a]	(12,330)	(11,574)	(12,169)
EBITDA	6,579	6,277	6,118
Depreciation and amortisation	(2,630)	(2,538)	(2,695)
Operating profit	3,949	3,739	3,423
Net finance expense	(151)	(344)	(383)
Associates and joint ventures	6	(1)	(3)
Profit before taxation	3,804	3,394	3,037
Taxation	(674)	(678)	(662)
Profit for the year	3,130	2,716	2,375

[a]	Excluding depreciation and amortisation.

50	BT plc
Annual Report & Form 20-F 2016

Revenue

Our key revenue measure of underlying revenue excluding transit (which excludes EE), was up 2.0%. And it’s our best growth in more than seven years.

Reported revenue, which includes specific items, was up 6%. Adjusted revenue was also up 6% at £18,909m. EE’s contribution in the last two months of the year was £1,038m to adjusted revenue in the two months since we acquired it.

We had a £127m negative impact from foreign exchange movements, a £109m reduction in transit revenue and a £6m negative impact from disposals. Excluding these, underlying revenue excluding transit was up 2.0% (2014/15: down 0.4%).

BT Consumer revenue was up 7% with a 17% increase in broadband and TV revenue and a 2% increase in calls and lines. And the market-wide demand for fibre broadband led to a 2% increase in Openreach revenue. This was despite regulatory price impacts of around £130m.

Underlying revenue excluding transit was up 1% in BT Wholesale and down 2% in BT Global services, whilst BT Business remained broadly flat.

You can see a full breakdown of reported revenue by major product and service category in note 4 to the consolidated financial statements.

Operating costs

Operating costs before depreciation and amortisation increased 6%, mainly because of EE.

Our total operating costs before depreciation and amortisation were £12,330m, up £756m (2014/15: down £595m). Of this £725m relates to EE with a large proportion within Other costs for the group.

Other costs were up £412m or 12%, primarily reflecting EE’s subscriber acquisition and retention costs, offset by favourable foreign exchange movements.

Underlying operating costs excluding transit were up 2%. This year we no longer benefited from the sale of redundant copper and our costs were impacted by higher leaver charges (as last year most were included within specific items), a higher pensions operating charge and our investment in BT Sport Europe. Without these effects, underlying operating costs excluding transit would have been down 2%.

Programme rights charges increased £214m to £544m, primarily reflecting our investment in BT Sport Europe. Property and energy costs were up 7%, payments to telecommunications operators (POLOs) were up 2%, network, operating and IT costs were up 1%, with these again being impacted by EE. Net labour costs were flat despite leaver costs of £109m (2014/15: £8m), the additional EE employees joining the group and a £27m increase in the pensions operating charge.

You can see a detailed breakdown of our operating costs in note 5 to the consolidated financial statements.

EBITDA

Adjusted EBITDA of £6,579m, which is before specific items, was up 5%. This reflects revenue growth, the results of EE since 29 January and our cost transformation activities and is despite the headwinds we identified above (see operating costs above).

Adjusted EBITDA was up in Openreach, BT Business and BT Consumer. BT Global Services adjusted EBITDA was flat, but was up 1% excluding foreign exchange movements. Adjusted EBITDA was down 3% in BT Wholesale reflecting the higher ladder pricing revenues recognised last year as well as continuing migration to lower-margin IP services.

Specific items

As we’ve explained on page 49, in this performance review we primarily explain our results before specific items. That’s because this is how we measure the sustainable performance of our business.

The table below outlines items we’ve treated as specific items:

Year ended 31 March	2016 £m	2015 £m	2014 £m
Specific revenue

Retrospective regulatory matters	(203)	(128)	–
Fair value adjustment to deferred revenue on acquisition of EE	70	–	–
	(133)	(128)	–

Specific operating costs
Retrospective regulatory matters	203	75	–
EE acquisition-related costs	96	19	–
Integration costs	17	–	–
Restructuring charges	–	315	276
Property rationalisation costs	29	45	–
Profit on disposal of property	–	(67)	–
Profit on disposal of businesses	–	(6)	–
Specific operating costs	345	381	276
EBITDA impact	212	253	276
Specific net finance expense	229	299	235

(Profit) loss on disposal of interest in associates and joint ventures	–	(25)	4
Tax credit	(166)	(121)	(319)
Net specific items charge after tax	275	406	196

This year, specific items resulted in a net charge after tax of £275m (2014/15: £406m). The impact on EBITDA was £212m (2014/15: £253).

We recognised £203m of both transit revenue and costs with no EBITDA impact, being the impact of ladder pricing agreements with the UK mobile operators relating to prior years following a Supreme Court judgment in 2014. Last year, we recognised £128m of revenue and EBITDA in relation to this.

We recognised a fair value adjustment as part of the acquisition of EE which reduced the amount of deferred income by £70m in relation to its mobile subscriber base. This non-cash item has been charged against revenue in February and March, being the period in which the related services were delivered.

Specific items charged to operating costs include £96m transaction costs we incurred to buy EE (2014/15: £19m). These were primarily adviser fees and stamp duty. We incurred a further £8m (2014/15: £7m) in financing costs. An additional £3m was directly related to the shares we issued to EE’s shareholders in January 2016 as part of the purchase consideration, so we have recognised this amount in equity. We’ve incurred £17m of costs this year in relation to the integration. In addition to this, £5m of integration activity has been included in capital expenditure.

We recognised a £29m charge relating to the rationalisation of the group’s property portfolio.

The Strategic Report	51
Group performance

In addition to the above, we also treated a number of other items as specific, such as the net interest expense on pensions of £221m (2014/15: £292m). The decrease from 2014/15 mainly reflects a fall in the IAS 19 discount rate between 31 March 2014 and 31 March 2015.

We also recognised a tax credit of £96m for the re-measurement of deferred tax balances due to the upcoming changes in UK corporation tax rate from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020 (the UK Finance Bill, not yet enacted, is expected to reduce this to 17%). There was no credit last year as all deferred tax balances had already been measured at 20%.

The tax credit on specific items (excluding the re-measurement of deferred tax) was £70m (2014/15: £121m).

You can see details of all revenue and costs that we have treated as specific items in the income statement in the last three years in note 8 to the consolidated financial statements.

Profit before tax

Adjusted profit before tax was up 12% at £3,804m.

The increase in adjusted profit before tax reflects our EBITDA performance, and in particular the contribution from EE.

Reported profit before tax (which includes specific items) was up 17% to £3,363m.

We discuss depreciation, net finance expense and tax in later sections of this performance review.

Dividends

A dividend of £1,450m was settled on 13 May 2015. The directors have declared a final dividend of £2,350m which will be recognised as an appropriation of retained earnings in 2016/17.

Cashflow

Summarised cash flow statement a

Year ended 31 March	2016 £m	2015 £m	2014 £m
Cash generated from operating activities	5,436	5,105	5,143
Income taxes paid	(256)	(309)	(347)
Net cash inflow from operating activities	5,180	4,796	4,796

Cash flow from investing activities
Interest received	10	10	73
Dividends received from associates and joint ventures	17	–	–
Disposals and acquisitions	85	10	(22)
Movement on non-current amounts owed by parent company	–	–	(67)
Movement on non-current amounts owed by ultimate parent company	(4,767)	(1,046)	(1,005)
Net movement on current financial assets	666	(1,774)	(1,242)
Capital expenditure	(2,459)	(2,318)	(2,346)
Other	–	8	4

Cash flow from financing activities
Interest paid	(558)	(590)	(614)
Proceeds from loan from ultimate parent company	–	1,003	–
Loans and borrowings	1,740	(692)	436
Other	160	297	(209)
Net (decrease) in cash and cash equivalants	74	(296)	(196)

[a]	On a reported basis – after specific items.

We’ve made investments for the future of our business, while supporting our pension, funding BT Group plc’s share buyback programme and paying dividends to our parent company.

The outflow from non-current amounts owed by the ultimate parent company mainly comprised the funding of the ultimate parent company’s acquisition of EE of £3,464m, funding of the ultimate parent company’s payments of equity dividends of £1,075m (2014/15: £924m) and share buyback programme of £315m (2014/15: £320m), offset by the proceeds of the ultimate parent company’s issue of treasury shares of £90m (2014/15: £201m). Last year we also raised £1.0bn from an equity placing by our ultimate parent company, BT Group plc, to support our acquisition of EE.

The net cash inflow of £666m (2014/15: £1,774m outflow) on current financial assets comprises both the investment and redemption of amounts held in liquidity funds and term deposits.

Capital expenditure is discussed on page 53.

The net cash cost of specific items was £232m (2014/15: £154m). This included: EE acquisition-related costs of £114m (2014/15: £nil); restructuring costs of £85m (2014/15: £267m); and ladder pricing receipts of £41m (2014/15: £88m).

52	BT plc
Annual Report & Form 20-F 2016

Net finance expense

Net finance expense before specific items of £151m (2014/15: £344m) decreased by £193m.

Year ended 31 March Before specific items	2016 £m	2015 £m	2014 £m
Interest on borrowings	529	567	593
Capitalised interest	–	(2)	(1)
Fair value movements on derivatives	11	14	11
Total finance expense	540	579	603
Total finance income	(389)	(235)	(220)
Net finance expense	151	344	383

Finance expense of £540m (2014/15: £579m) decreased by £39m as we have reduced the weighted average interest rate on gross debt from 6.0% to 5.4%.

Finance income of £389m (2014/15: £235m) increased by £154m mainly due to higher average balances due from the parent and ultimate parent companies.

We discuss depreciation and tax in later sections of this performance review.

Taxation

Our effective corporation tax rate before specific items was 17.7% compared with 20.0% in 2014/15. This is lower in both years than the UK corporation tax rate of 20% (2014/15: 21%).

Our tax contribution

We are proud to be a major contributor of taxes to the UK economy.

This year we paid UK corporation tax of £200m (2014/15: £225m).

In both years we have benefited from tax deductions associated with our employee share schemes and pension schemes. We expect to continue to benefit from tax deductions from our pension schemes and also from EE’s historic tax losses.

Additionally, we paid non-UK corporate income taxes of £56m (2014/15: £84m), which primarily reflects the fact that most of our business is UK-based.

This year the total taxes we both paid and collected for the UK Government totalled £2.9bn (2014/15: £3.0bn). The Hundred Group Total Tax Contribution Survey for 2015 ranked us as the 7th highest UK contributor. We also contributed £0.4bn (2014/15: £0.4bn) in our largest non-UK jurisdictions.

Our approach to tax

Our aim is to comply with the tax laws and regulations in each of the countries in which we do business.

We seek to have open and co-operative working relationships with tax authorities worldwide.

We manage our tax affairs conservatively and in a manner consistent with the group’s wider purpose and strategy. We take the benefit of widely claimed tax incentives and apply OECD principles.

Tax governance

We have a global framework for managing taxes, which is set centrally at a group level and agreed by the BT Group plc Board.

The application of tax rules is not always clear, and discussions with tax authorities can and do take many years to resolve. We actively monitor our potential tax exposures.

Our group tax team supports regional management to meet local tax regulations.

Tax expense

Our total tax expense before specific items was £674m (2014/15: £678m). This is not the same as the total corporation tax we paid in the year and it excludes tax deductions associated with our pension schemes.

Our effective tax rate on profit before tax and specific items is impacted by our accounting for deferred tax on non-UK losses and changes to our estimates of prior year uncertain tax positions. Excluding these, we would expect our effective tax rate to be around the UK corporation tax rate, as the majority of our business occurs in the UK. This is shown in the table below.

Year ended 31 March	2016%	2015%	2014%
Tax at UK statutory rate	20.0	21.0	23.0
Non-UK results taxed at different rates	0.1	0.8	0.2
Net permanent differences	0.3	–	0.3
	20.4	21.8	23.5
Changes to prior year estimates	(2.3)	(1.0)	(0.6)
Deferred tax accounting for non-UK losses	(0.4)	(0.8)	(1.1)
Effective tax rate	17.7	20.0	21.8

The reduction in the UK corporation tax rate since 2011/12 has had a major impact on our effective tax rate.

The UK corporation tax rate will fall to 19% from 1 April 2017 and is expected to fall to 17% from 1 April 2020. We expect that this will continue to have a major impact on our effective tax rate and our tax cash payments.

Recognition of deferred tax assets on historic trading losses may also reduce our effective tax rate in the future. In addition, future changes to our estimates of uncertain tax positions may increase or reduce our effective tax rate.

We receive a tax benefit from R&D incentives in the UK and do not expect this to be reduced as a result of the OECD Base Erosion and Profit Shifting project.

Key tax risks

Our key risks relate to the uncertainty of the tax treatment of providing telecommunications services globally. We follow OECD guidelines and have a tax control framework in place to monitor and manage tax.

Additionally, we have extensive and long-standing UK operations that necessarily requires the use of estimates. We routinely work with HMRC to validate these estimates.

Tax losses

We have an asset of £325m (2014/15: £44m) relating to tax losses on our balance sheet. This relates mainly to historic UK losses acquired with EE. We expect to be able to use this against future profits of EE.

We have £3.9bn of tax losses arising from trading (2014/15: £3.6bn) that we’ve not given any value to on our balance sheet. These arose mostly in our non-UK companies in earlier financial years. We might be able to use the non-UK losses to offset tax liabilities in the future, but this will depend on us making profits in countries where we’ve previously made losses and agreeing the value of the tax losses with the local tax authorities. This is why we judge that these amounts should not be recognised as assets on our balance sheet.

The Strategic Report	53
Group performance

We also have £17.0bn (2014/15: £17.1bn) of capital losses in the UK. We have no expectation of being able to use these losses in the long term.

We’ve given more details in note 9 to the consolidated financial statements.

Capital expenditure

We’re making significant investments in our strategic growth areas and to improve our customer service.

The Design Council is responsible for BT delivering an efficient and optimised investment plan, meeting the strategic needs of the group to help drive sustainable profitable revenue growth.

Capital expenditure now includes the investment EE is making to maintain network leadership. We’re also investing in the integration of EE into the wider group.

For the year, our capital expenditure net of grant funding was £2,650m (2014/15: £2,326m). Of the total group capital expenditure EE accounted for £111m and capital expenditure related to the integration of EE was £5m. We expect this to grow to around £100m in each of 2016/17 and 2017/18 as our integration of EE gathers pace to drive synergies.

In recent years we’ve prioritised our capital expenditure to underpin our growth strategy, and in particular to expand and enhance our next generation access network, which includes both fibre and Ethernet. Ongoing investments this year to support our strategy include:

•	increasing the footprint of our fibre broadband network, including extending the reach of fibre to rural areas under the BDUK programme. We’ve now passed more than 25m homes and businesses representing around 80% of UK premises;
•	continuing to build our TV capabilities, including BT Sport, Ultra HD and TV Everywhere, as well as enhancing our content distribution network;
•	developing our capabilities and propositions for Mobility and Future Voice to exploit the convergence of fixed and mobile services;
•	expansion of our next generation networks, including expanding capacity on our IP Exchange platform;
•	continued development of customer contract-specific infrastructure for our global clients; and
•	improving customer experience by developing new systems and replacing elements of our network to reduce faults and speed up repair times.

We recognised net grant funding of £109m (2014/15: £392m), mainly relating to our capital activity on the BDUK programme.

The total amount of grant funding recognised is lower than last year as we have deferred £229m of grant income (2014/15: £29m) due to strong levels of take-up. This continued increase in take-up across our fibre network is a result of customers wanting to consume more data at faster speeds. And so we increased our base-case assumption for take-up in BDUK areas from 20% to 33% and under the terms of the BDUK contract, we have a potential obligation to either re-invest or repay grant funding. We’re actively working with the local bodies to extend coverage further with this deferred grant funding.

The BDUK programme provides CPs with the platform and network reach to provide additional services for new and existing customers. Going forward, we will continue to invest in our fibre network, expanding the reach. And we have started deployment trials of our new G.fast technology to deliver even faster speeds in the future.

Of our total capital expenditure, £248m (2014/15: £231m) arose outside the UK. Capital expenditure contracted but not yet incurred was £922m at 31 March 2016 (2014/15: £507m).

Depreciation and amortisation

Depreciation and amortisation has increased by 4% to £2,630m

(2014/15: £2,538m) due to the inclusion of EE depreciation and amortisation since acquisition. Excluding EE, depreciation and amortisation has reduced by 3% due to lower capital expenditure in previous years as we have become more efficient in delivering our capital investment programmes.

Balance sheet

Our balance sheet this year includes the impact of EE. It also reflects our continued investment in the network infrastructure assets that are the foundation of our business, as well as the working capital with which we manage our business day by day.

On 29 January 2016 BT Group plc sold its investment in EE to the company at a fair value of £10,971m, financed through intercompany loans. You can find more about how we allocated the total consideration across the acquired assets and liabilities and the resulting goodwill in note 13 to the consolidated financial statements.

£m
Purchase consideration[a]	10,971
Net identifiable assets acquired	4,541
Add: goodwill	6,430
Net assets acquired	10,971

[a]	Provisional values at 31 March 2016.

The impact of EE is reflected in our consolidated balance sheet at 31 March 2016, as we’ve explained below.

At 31 March	2016 £m	2015 £m	Movement £m
Property, plant & equipment, software and telecommunications licences	20,570	15,216	5,354
Goodwill & other intangible assets	10,884	1,467	9,417
Other non-current & current assets	14,207	21,324	(7,117)
Trade & other receivables	4,305	3,325	980
Investments, cash & cash equivalents	3,761	4,000	(239)
Total assets[a]	53,727	45,332	8,395
Loans & other borrowings	(15,293)	(10,772)	(4,521)
Trade & other payables	(7,334)	(5,297)	(2,037)
Other current & non-current liabilities	(2,287)	(2,245)	(42)
Provisions	(723)	(564)	(159)
Deferred tax liability	(1,262)	(948)	(314)
Pensions, net of deferred tax	(5,235)	(6,102)	867
Total liabilities	32,134	25,928	(6,206)
Total equity	21,593	19,404	2,189

[a]	Excluding deferred tax asset relating to BT’s defined benefit pension schemes.

Our core network infrastructure is included within property, plant and equipment, software and telecommunications licences. This is the backbone of the UK telecommunications industry. These assets were held at a net book value of £20.6bn at 31 March 2016.

54	BT plc
Annual Report & Form 20-F 2016

The net increase of £5,354m in the year is mainly due to EE’s assets which we have brought onto our balance sheet at a fair value of £5,209m. This included £2,524m of spectrum licences, £2,270m of network assets and £415m of software. Capital expenditure during the year was £2,650m which was offset by depreciation and amortisation of £2,630m.

Goodwill and other acquisition-related intangible assets increased by £9,417m. The majority of this movement relates to our acquisition of EE. We recognised intangible assets at fair value of £402m for the EE brand, and £2,610m for customer relationships.

The provisional residual goodwill was £6,430m. This is attributable to the revenue synergies expected to be generated from new cross-selling and bundling opportunities across the enlarged customer base as well as EE’s ability to generate a new subscriber base in the future to replace subscriber churn. It also includes expected benefits from the existing workforce skills and expertise, and savings on operating costs and capital expenditure as a result of joint efficiencies expected from being part of the enlarged group.

We review the recoverable amounts of goodwill annually, and for EE in particular, we have reviewed the recoverability during the year of acquisition. We’ve also considered this across our legacy cash generating units which hold goodwill, which are BT Global Services, BT Business and BT Consumer and are satisfied that these support the carrying value of goodwill (see note 11 to the consolidated financial statements).

Other non-current and current assets and liabilities relate primarily to our financial instruments, which we’ve described in note 25 to the consolidated financial statements. It also includes inventories which have increased by £95m reflecting the addition of handsets inventory in EE.

Trade and other receivables increased by £980m to £4,305m while trade and other payables of £7,334m were £2,037m higher, and both include the impact of EE.

Investments, cash and cash equivalents, loans and other borrowings are explained in notes 21, 22 and 23 to the consolidated financial statements.

Loans and other borrowings were £15,293m compared with £10,772m at 31 March 2015, an increase of £4,521m.

The increase was mainly as a result of acquiring £2,223m of EE debt and the drawdown of £3.2bn of our acquisition facility. This drawdown, along with using £0.3bn of existing cash funded the cash element of the EE consideration by our ultimate parent company.

We repaid the majority of the drawdown through the issue of £3,019m of Euro bonds on 10 March 2016. The effective Sterling interest rates on the five, seven and ten year Euro bonds were 2.34%, 2.74% and 3.25% respectively. As at 31 March 2016, £181m of the acquisition facility is available and is fully drawn.

At 31 March 2016 £1,004m was due to the ultimate parent company in respect of the proceeds from the equity placing in February 2015 for the planned EE acquisition. BT Group plc issued 222m ordinary shares for £1.0bn and transferred these proceeds to BT plc.

In June and July 2015 our $750m and €1,000m bonds matured resulting in a cash outflow of £1,271m.

Debt of £3.0bn is due for repayment during 2016/17, comprising of term debt of £1.8bn, £0.2bn of the drawn acquisition facility and other debt of £1.0bn.

Provisions increased by £159m to £723m. We have a significant property portfolio which includes both office buildings and former telephone exchanges (see page 10). Property provisions, which mainly comprise onerous lease provisions, amounted to £296m. The acquisition of EE increased these assets and obligations by £98m and £72m respectively. EE’s property portfolio includes office buildings as well as retail stores, some of which are undergoing a rationalisation programme. We have also taken on EE’s asset retirement obligation relating to leased mobile sites forming part of the network, which amounts to £78m. You can find more information about these provisions in note 18 to the consolidated financial statements.

We’ve shown deferred tax movements in note 9. Pensions, net of deferred tax, fell by £0.9bn to £5.2bn and are discussed below.

Pensions

Overview

We provide a number of retirement plans for our employees:

•	The BT Pension Scheme (BTPS), a defined benefit plan in the UK, is the largest of these plans. Although closed to new members, the BTPS still has around 35,000 active members, 197,500 pensioners and 69,000 deferred members
•	The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined BT after 1 April 2001. It has around 29,500 active members
•	EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that is closed to future accrual and a defined contribution section which has around 12,500 active members
•	We also maintain retirement arrangements around the world with a focus on these being appropriate for the local market and culture.

The BTPS, BTRSS and EEPS are not controlled by the Board. The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

The BTPS and EEPS are managed by separate and independent Trustee bodies. Details of the governance of the BTPS, its financial position, the performance of its investments and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in December 2015, on the BTPS Trustee website (www.btpensions.net).

We’ve given more information on our pension arrangements and on the funding and accounting valuations in note 19 to the consolidated financial statements.

BTPS funding valuation and future funding obligations

The funding of the BTPS is subject to legal agreement between BT and the Trustee of the BTPS and is determined at the conclusion of each triennial valuation. The most recent triennial funding valuation at 30 June 2014 and the associated deficit contribution plan was agreed with the Trustee in January 2015.

At 30 June 2014, the market value of assets was £40.2bn and the funding deficit was £7.0bn. There are a wide range of assumptions that could be adopted for measuring pension liabilities. Legislation requires that this deficit is based on a prudent view – for example, assuming a lower future investment return than might be expected in practice.

The Strategic Report	55
Group performance

A 16-year deficit contribution plan was agreed reflecting BT’s long-term and sustainable cash flow generation. Under this plan, we made deficit payments of £875m in March 2015, £625m in April 2015 and £250m in March 2016. A further payment of £250m will be made in 2016/17, bringing the total for the three years to 31 March 2017 to £2.0bn.

Accounting position under IAS 19

The accounting deficit, net of tax, fell over the year from £6.1bn to £5.2bn.

Actuarial losses on plan assets for 2015/16 reflect actual investment returns in the BTPS over the year of around 2% which were below the IAS 19 discount rate of 3.25%. The return reflects strong performance for property, coupled with general weakening of the pound against major currencies and broadly flat returns on other asset classes.

Actuarial gains on the liabilities primarily reflect lower than expected inflationary increases in pension payments that will be made in 2016, and other scheme and membership experience following the use of updated membership data.

Contractual obligations and commitments

We’ve shown in the table below our principal contractual financial obligations and commitments at 31 March 2016. You can see further details on these items in notes 19, 23 and 29 to the consolidated financial statements; note 29 includes details relating to our financial commitments and contingent liabilities.

		Payments due by period
	Total £m	Less than 1 year £m		Between 1 and 3 years £m	Between 3 and 5 years £m	More than 5 years £m

Loans and other borrowings[a]	14,874	3,249	[b]	3,092	2,279	6,254
Finance lease obligations	240	8		28	25	179
Operating lease obligations	7,588	669		1,233	1,045	4,641
Capital commitments	922	837		80	2	3
Other commitments	481	191		260	30	–
Device purchase commitments	260	260		–	–	–
Programme rights commitments	2,026	744		1,145	137	–
Pension deficit obligations	7,903	271		1,420	1,436	4,776

Total	34,294	6,229		7,258	4,954	15,853

[a]	Excludes fair value adjustments for hedged risks.
[b]	Includes £178m of accrued interest due within less than one year.

At 31 March 2016 our cash, cash equivalents and current asset investments were £3,761m. We have an unused committed borrowing facility of £1.5bn. We expect that these resources and our future cash generation will allow us to settle our obligations as they fall due.

56	BT plc
Annual Report & Form 20-F 2016

REPORT OF THE DIRECTORS

STATUTORY INFORMATION

Introduction

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2015/16 financial year.

The audited consolidated financial statements are presented on pages 62 to 115 and 135 to 140.

Dividend

During the year a final dividend of £1,450m (2014/15: £1,200m) has been paid to the parent company, BT Group Investments Limited. The directors have declared a final dividend of £2,350m for 2015/16.

Principal activity

The company is the principal trading subsidiary of BT Group plc, which is its ultimate parent company.

BT Group plc is one of the world’s leading communications services companies. In the UK, we sell products and services to consumers and small and medium-sized enterprises (SMEs). Around the world, as well as in the UK, we provide managed networked IT services to large multinational corporations, domestic businesses and the public sector. We also sell wholesale telecoms services to communications providers in the UK and internationally.

Directors

The directors, who served throughout 2015/16 and continued to be directors as at the date of this report, were Tony Chanmugam, Glyn Parry and Sean Williams.

Directors’ and officers’ liability insurance and indemnity

BT Group plc purchases insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The insurance operates to protect the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 12 May 2016, and throughout 2015/16, BT plc has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Financial statements

A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities on page 59.

Our critical accounting estimates and key judgements, and significant accounting policies are set out on pages 68 to 76 of the consolidated financial statements and conform with IFRS.

These reflect changes required given the acquisition of EE this year. These policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2015/16 consolidated financial statements.

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Capital management and funding policy

The capital structure is managed by BT Group plc, the ultimate parent company of the group.

The objective of BT Group plc’s capital management and funding policy is to reduce the group’s net debta while investing in the business, supporting the pension fund and paying progressive dividends.

The BT Group plc Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics as well as the macro-economic conditions in which we operate.

BT Group plc’s funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These are planned so as to mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury policy are included in note 25 to the consolidated financial statements.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 25 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures which arise. This central team continually reviews any credit exposures, whether arising from centrally-managed financial instruments or from the group’s trade-related receivables. Management within the lines of business also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 29 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on: our financial condition; changes in financial condition; revenues or expenses; results of operations; liquidity; capital expenditure; or capital resources.

[a]	Net debt is a measure of BT Group plc’s consolidated net indebtedness that provides an indicator of the overall balance sheet strength of the group. Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. At 31 March 2016 BT Group plc’s net debt was £9,845m (2014/15: £5,119m).

Report of the directors	57
Statutory information

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations.

Going concern

The Strategic Report on pages 2 to 55 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Group performance section on pages 49 to 55 includes information on our group financial results, cash flow, loans and borrowings and balance sheet position. Notes 21, 22, 23 and 25 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, loans and borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

Alongside the factors noted above, the directors have considered BT Group plc’s cash flow forecasts, as they relate to the group, in particular with reference to the period to the end of May 2017. The directors are satisfied that these cash flow forecasts, taking into account reasonably possible risk sensitivities associated with these forecasts and BT Group plc’s current funding and facilities, alongside BT Group plc’s funding strategy, show that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2016.

Audit tender

PricewaterhouseCoopers and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. The external auditors are required to rotate the lead partner every five years and other partners who are responsible for the group and subsidiary audits must change at least every seven years. Paul Barkus will rotate after this year-end audit and Richard Hughes will take over as lead partner.

We are aware of the relevant regulation and guidance on audit tendering. EU regulations and the Competition and Markets Authority’s ruling will impose rotation requirements meaning that the group’s auditors must be changed by 2021.

The BT Group plc Audit & Risk Committee will continue to consider annually the timetable for audit tendering and rotation, taking into account the annual review of the effectiveness of the auditors and other relevant factors such as change programmes impacting the business. As the group engages a number of audit firms for non-audit services the rotation will be carefully planned to ensure that the new auditors are independent.

Internal control and risk management

The Board of BT Group plc is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

BT has enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the FRC Guidance on risk management, internal control and related financial and business reporting.

Risk assessment and evaluation take place as an integral part of BT Group plc’s annual strategic planning cycle. There is a detailed risk management process which identifies the key risks facing the group, each line of business and BT TSO.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

•	senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, owners and mitigation strategies. BT Group plc’s Group Risk Panel and Operating Committee review this before it is reviewed and approved by the BT Group plc Board;
•	the lines of business and BT TSO carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed;
•	senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility;
•	the internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and BT TSO; and
•	the BT Group plc Audit & Risk Committee, on behalf of the of BT Group plc Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the of BT Group plc Board. The BT Group plc Audit & Risk Committee has carried out these actions for 2015/16.

We have not dealt with joint ventures and associates, which BT does not control, as part of the group risk management process. They are responsible for their own internal control assessment.

Our significant accounting policies are set out on pages 70 to 76. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing done by our internal auditors. This serves to confirm the operation of the internal controls over financial reporting and compliance with the Sarbanes-Oxley Act.

US SARBANES-OXLEY ACT OF 2002

The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.

58	BT plc
Annual Report & Form 20-F 2016

Disclosure controls and procedures

The principal executive officer and the principal financial officer, after evaluating the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, concluded that, as of such date, the company’s disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the group.

The principal executive officer and principal financial officer concluded that the company’s disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

The principal executive officer and the principal financial officer also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the FRC Guidance on internal control (Turnbull), which is now reflected in the FRC Guidance on risk management, internal control and related financial and business reporting.

The scope of management’s assessment of the effectiveness of our internal control over financial reporting included all relevant operations, except for the operation of the subsidiary EE Limited, which BT acquired in January 2016. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from a company’s scope in the year of acquisition. EE Limited constituted 29% of the total assets and 5% of the external revenue of the consolidated financial statements of BT plc for the year ended 31 March 2016.

Management has concluded that at 31 March 2016, the company’s internal control over financial reporting was effective.

There were no other changes in the company’s internal control over financial reporting that occurred during 2015/16 that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the BT Group plc Audit & Risk Committee.

PricewaterhouseCoopers LLP, which audited the consolidated financial statements of the group for 2015/16, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 61.

CROSS REFERENCE TO THE STRATEGIC REPORT

As permitted by the Companies Act, we have chosen to include in the Strategic Report the following information (required by law to be included in the Report of the Directors):

•	an indication of likely future developments in the business of the company (see the Strategic Report on pages 2 to 55);
•	an indication of our research and development activities (page 11);
•	information about our people (page 7); and
•	information about greenhouse gas emissions (page 17).

By order of the Board

Heather Brierley

Secretary

12 May 2016

Registered Office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 1800000

Statement of directors’ responsibilities	59

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

for preparing the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (‘UK GAAP’) including Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (‘IASB’). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether IFRS, as adopted by the European Union, and IFRS issued by the IASB and applicable UK GAAP including FRS 101 have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively;
•	notify the parent company’s shareholders in writing about the use of disclosure exemptions, if any, of FRS 101 used in the preparation of financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the directors, whose names are listed on page 56 confirms that, to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group;
•	the Strategic Report on pages 2 to 55 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces; and
•	the parent company financial statements, which have been prepared in accordance with UK GAAP including FRS 101, give a true and fair view of the assets, liabilities and financial position of the parent company.

60	BT plc
Annual Report & Form 20-F 2016

UNITED KINGDOM OPINION

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

BRITISH TELECOMMUNICATIONS PLC

Report on the group financial statements

Our opinion

In our opinion, British Telecommunications plc’s group financial statements (the financial statements):

•	give a true and fair view of the state of the group’s affairs as at 31 March 2016 and of its profit and cash flows for the year then ended;
•	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the financial statements, the group, in addition to applying IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion, the financial statements comply with IFRS as issued by the IASB.

What we have audited

British Telecommunications plc’s financial statements comprise:

•	the group balance sheet as at 31 March 2016;
•	the group income statement and group statement of comprehensive income for the year then ended;
•	the group cash flow statement for the year then ended;
•	the group statement of changes in equity for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is IFRS as adopted by the European Union and applicable law.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 59, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (ISAs (UK & Ireland)). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report & Form 20-F 2016 to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2016.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

12 May 2016

Independent Auditors’ report	61
Consolidated financial statements

UNITED STATES OPINION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BRITISH

TELECOMMUNICATIONS PLC (THE ‘COMPANY’)

In our opinion, the accompanying group balance sheets and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2016 and 31 March 2015 and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2016, based on criteria established in the FRC Guidance on risk management, internal control and related financial and business reporting.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in the Report of the Directors, General information, of the British Telecommunications plc Annual Report & Form 20-F 2016.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company

Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the second paragraph of Internal control over financial reporting in the Report of the Directors, General information, of the British Telecommunications plc Annual Report & Form 20-F 2016, management has excluded EE Limited from its assessment of internal control over financial reporting as of 31 March 2016, based on the FRC Guidance on internal control (‘Turnbull’), which is now reflected in the FRC Guidance on risk management, internal control and related financial and business reporting, because it was acquired by the company in a purchase business combination during 2016. We have also excluded EE Limited from our audit of internal control over financial reporting. EE Limited is a wholly-owned subsidiary whose total assets and total revenues represent 29% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 March 2016.

PricewaterhouseCoopers LLP

London, United Kingdom

12 May 2016

62	BT plc
Annual Report & Form 20-F 2016

CONSOLIDATED FINANCIAL STATEMENTS

GROUP INCOME STATEMENT

Year ended 31 March 2016	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	18,909	133	19,042
Operating costs	5	(14,960)	(345)	(15,305)
Operating profit (loss)	4	3,949	(212)	3,737
Finance expense	24	(540)	(229)	(769)
Finance income	24	389	–	389
Net finance expense		(151)	(229)	(380)
Share of post tax profit of associates and joint ventures		6	–	6
Profit (loss) before taxation		3,804	(441)	3,363
Taxation	9	(674)	166	(508)
Profit (loss) for the year		3,130	(275)	2,855

Year ended 31 March 2015	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	17,851	128	17,979
Operating costs	5	(14,112)	(381)	(14,493)
Operating profit (loss)	4	3,739	(253)	3,486
Finance expense	24	(579)	(299)	(878)
Finance income	24	235	–	235
Net finance expense		(344)	(299)	(643)
Share of post tax loss of associates and joint ventures		(1)	–	(1)
Profit on disposal of interest in associates and joint ventures	8	–	25	25
Profit (loss) before taxation		3,394	(527)	2,867
Taxation	9	(678)	121	(557)
Profit (loss) for the year		2,716	(406)	2,310

Year ended 31 March 2014	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	18,287	–	18,287
Operating costs	5	(14,864)	(276)	(15,140)
Operating profit (loss)	4	3,423	(276)	3,147
Finance expense	24	(603)	(235)	(838)
Finance income	24	220	–	220
Net finance expense		(383)	(235)	(618)
Share of post tax loss of associates and joint ventures		(3)	–	(3)
Loss on disposal of interest in associates and joint ventures	8	–	(4)	(4)
Profit (loss) before taxation		3,037	(515)	2,522
Taxation	9	(662)	319	(343)
Profit (loss) for the year		2,375	(196)	2,179

[a]	For a definition of specific items, see page 141. An analysis of specific items is provided in note 8.

Consolidated financial statements	63
Group statement of comprehensive income

GROUP STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 March	Notes	2016 £m	2015 £m	2014 £m
Profit for the year		2,855	2,310	2,179
Other comprehensive income (loss)
Items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	19	755	(1,051)	(1,179)
Tax on actuarial losses	9	(240)	208	16
Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	26	52	5	(176)
Fair value movements on available-for-sale assets	26	(2)	7	(27)
Fair value movements on cash flow hedges:
– net fair value gains (losses)	26	381	207	(528)
– recognised in income and expense	26	(230)	(218)	384
Tax on components of other comprehensive income that may be reclassified	9, 26	5	37	4
Other comprehensive income (loss) for the year, net of tax		721	(805)	(1,506)
Total comprehensive income (loss) for the year		3,576	1,505	673

64	BT plc
Annual Report & Form 20-F 2016

GROUP BALANCE SHEET

At 31 March	Notes	2016 £m	2015 £m
Non-current assets
Intangible assets	11	15,444	3,178
Property, plant and equipment	12	16,010	13,505
Derivative financial instruments	25	1,462	1,232
Investments	21	11,965	19,614
Associates and joint ventures		24	26
Trade and other receivables	16	233	184
Deferred tax assets	9	1,247	1,559
		46,385	39,298
Current assets
Programme rights	14	225	118
Inventories	15	189	94
Trade and other receivables	16	4,072	3,141
Current tax receivable		65	65
Derivative financial instruments	25	177	97
Investments	21	3,271	3,571
Cash and cash equivalents	22	490	429
		8,489	7,515
Current liabilities
Loans and other borrowings	23	3,257	1,902
Derivative financial instruments	25	48	168
Trade and other payables	17	7,334	5,297
Current tax liabilities		271	222
Provisions	18	171	142
		11,081	7,731
Total assets less current liabilities		43,793	39,082

Non-current liabilities
Loans and other borrowings	23	12,036	8,870
Derivative financial instruments	25	863	927
Retirement benefit obligations	19	6,382	7,583
Other payables	17	1,105	928
Deferred tax liabilities	9	1,262	948
Provisions	18	552	422
		22,200	19,678

Equity
Ordinary shares		2,172	2,172
Share premium		8,000	8,000
Other reserves	26	1,397	1,194
Retained earnings		10,024	8,038
Total equity		21,593	19,404
		43,793	39,082

The consolidated financial statements on pages 62 to 115 and 135 to 140 were approved by the Board of Directors on 12 May 2016 and were signed on its behalf by

Tony Chanmugam

Director

Consolidated financial statements	65
Group statement of changes in equity

GROUP STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital[a] £m	Share premium[b] £m	Other reserves[c] £m	Retained earnings £m	Total equity £m
At 1 April 2013		2,172	8,000	1,499	7,777	19,448
Profit for the year		–	–	–	2,179	2,179
Other comprehensive (loss) income – before tax		–	–	(731)	(1,179)	(1,910)
Tax on other comprehensive income (loss)	9	–	–	4	16	20
Transferred to the income statement		–	–	384	–	384

Total comprehensive (loss) income		–	–	(343)	1,016	673
Share-based payments	20	–	–	–	60	60
Tax on share-based payments	9	–	–	–	106	106
Dividends to parent company		–	–	–	(1,300)	(1,300)
Other movements		–	–	–	(4)	(4)
At 1 April 2014		2,172	8,000	1,156	7,655	18,983
Profit for the year		–	–	–	2,310	2,310
Other comprehensive income (loss) – before tax		–	–	219	(1,051)	(832)
Tax on other comprehensive income (loss)	9	–	–	37	208	245
Transferred to the income statement		–	–	(218)	–	(218)

Total comprehensive income		–	–	38	1,467	1,505
Share-based payments	20	–	–	–	70	70
Tax on share-based payments	9	–	–	–	54	54
Dividends to parent company	10	–	–	–	(1,200)	(1,200)
Other movements		–	–	–	(8)	(8)
At 1 April 2015		2,172	8,000	1,194	8,038	19,404
Profit for the year		–	–	–	2,855	2,855
Other comprehensive income (loss) – before tax		–	–	428	758	1,186
Tax on other comprehensive income (loss)	9	–	–	5	(240)	(235)
Transferred to the income statement		–	–	(230)	–	(230)

Total comprehensive income		–	–	203	3,373	3,576
Share-based payments	20	–	–	–	58	58
Tax on share-based payments	9	–	–	–	12	12
Dividends to parent company	10	–	–	–	(1,450)	(1,450)
Other movements		–	–	–	(7)	(7)
At 31 March 2016		2,172	8,000	1,397	10,024	21,593

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2016 and 31 March 2015 was £2,172m comprising 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of other reserves, see note 26.

66	BT plc
Annual Report & Form 20-F 2016

GROUP CASH FLOW STATEMENT

Year ended 31 March	Note	2016 £m	2015 £m	2014 £m
Cash flow from operating activities
Profit before taxation		3,363	2,867	2,522
(Profit) loss on disposal of interest in associates and joint ventures		–	(25)	4
Share of post tax (profit) loss of associates and joint ventures		(6)	1	3
Net finance expense		380	643	618
Operating profit		3,737	3,486	3,147
Other non-cash items		40	(20)	41
Loss on disposal of businesses		–	1	–
Depreciation and amortisation		2,630	2,538	2,695
(Increase) decrease in inventories		–	(13)	16
Increase in programme rights		(44)	(40)	(142)
Increase in trade and other receivables		(131)	(97)	(102)
Increase (decrease) in trade and other payables		77	(42)	(178)
Decrease in other liabilities[a]		(810)	(727)	(234)
(Decrease) increase in provisions		(63)	19	(100)
Cash generated from operations		5,436	5,105	5,143
Income taxes paid		(256)	(309)	(347)
Net cash inflow from operating activities		5,180	4,796	4,796

Cash flow from investing activities
Interest received		10	10	73
Dividends received from associates and joint ventures		17	–	–
Proceeds on disposal of subsidiaries[b], associates and joint ventures		–	26	2
Acquisition of subsidiaries[b]		93	(6)	(21)
Acquisition of joint ventures		(8)	(10)	(3)
Outflow on non-current amounts owed by parent company[c,d]		–	–	(67)
Outflow on non-current amounts owed by ultimate parent company[d]		(4,767)	(1,046)	(1,005)
Proceeds on disposal of current financial assets[e]		8,918	8,124	7,531
Purchases of current financial assets[e]		(8,252)	(9,898)	(8,773)
Proceeds on disposal of non-current asset investments		–	8	4
Proceeds on disposal of property, plant and equipment		7	100	10
Purchases of property, plant and equipment and software		(2,466)	(2,418)	(2,356)
Net cash outflow from investing activities		(6,448)	(5,110)	(4,605)

Cash flow from financing activities
Interest paid		(558)	(590)	(614)
Repayment of borrowings[f]		(1,283)	(1,166)	(339)
Net repayment of commercial paper		–	(338)	(420)
Proceeds from loan from ultimate parent company		–	1,003	–
Proceeds from bank loans and bonds		3,023	812	1,195
Cash flows from derivatives related to loans and other borrowings		79	297	(209)
Drawdown on acquisition facility		3,200	–	–
Repayment of acquisition facility		(3,019)	–	–
Repayment of EE revolving credit facility		(100)	–	–
Net cash inflow (outflow) from financing activities		1,342	18	(387)

Net increase (decrease) in cash and cash equivalents		74	(296)	(196)

Opening cash and cash equivalents[g]		402	679	914
Net increase (decrease) in cash and cash equivalents		74	(296)	(196)
Effect of exchange rate changes		(24)	19	(39)
Closing cash and cash equivalents[g]	22	452	402	679

[a]	Includes pension deficit payments of £880m (2014/15: £876m, 2013/14: £325m).
[b]	Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of.
[c]	In addition, there are non-cash movements in these intra-group loan arrangements which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 28.
[d]	In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to the acquisition of EE, settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see notes 10 and 28.
[e]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[f]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[g]	Net of bank overdrafts of £38m (2014/15: £27m, 2013/14: £11m).

Notes to the consolidated financial statements	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB). The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of British Telecommunications plc, the parent company.

New and amended accounting standards adopted with no significant impact on the group

The group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 April 2015:

•	Annual Improvements to IFRSs – 2010–12 Cycle and 2011–13 Cycle.
•	Defined Benefit Plans: Employee contributions – Amendments to IAS 19.

The adoption of these amendments did not have any impact on the current or prior periods.

New and amended accounting standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 April 2016 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and will be effective for periods beginning on or after 1 January 2018, following the July 2015 decision to delay the effective date by one year. For the group, transition to IFRS 15 will take place on 1 April 2018. Quarterly results in the 2018/19 financial year will be IFRS 15 compliant, with the first Annual Report and Form 20-F published in accordance with IFRS 15 being the 31 March 2019 report.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling price basis, based on a five-step model.

The group is still in the process of quantifying the implications of this standard, however we expect the following indicative impacts:

•	Currently, the group recognises connections revenue upon performance of the connection activity. The transition to IFRS 15 will result in this revenue being deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This leads to the recognition of what is known as a contract liability – a liability arising from secured revenue flows – on the balance sheet.
•	Under the current accounting policy, revenue recognised in relation to equipment and mobile handsets is based on the corresponding customer charge when the asset is transferred to the customer. Generally customer premises equipment is provided for free, and mobile handsets are either provided for free or for a small upfront charge. Under IFRS 15, additional revenue will be allocated to all equipment and handsets with reference to the asset’s relative standalone value within the contract, regardless of contract pricing. As a result, on adoption of IFRS 15, there will be an acceleration of revenue for these items, with a corresponding reduction in ongoing service revenue over the contract period. The difference between the revenue and the customer charge will be recognised as a contract asset – a receivable arising from secured cash flows – on the balance sheet.
•	Sales commissions and other third party acquisition costs resulting directly from securing contracts with customers are currently expensed when incurred. IFRS 15 will require these costs of acquiring contracts to be recognised as an asset when incurred, to be expensed over the associated contract period.
•	IFRS 15 will also result in some contract fulfilment costs which are currently expensed at a point in time to be deferred on the balance sheet where they relate to a performance obligation which is satisfied over time.
•	IFRS 15 gives far greater detail on how to account for contract modifications than current revenue standards IAS 18 and IAS 11. Changes must be accounted for either as a retrospective change (creating either a catch up or deferral of past revenues), prospectively with a reallocation of revenues amongst identified performance obligations, or prospectively as separate contracts which will not require any reallocation.
•	There will be a corresponding effect on tax liabilities in relation to all of the above impacts.

The group is continuing its analysis of the expected impacts of transition to IFRS 15.

IFRS 9 ‘Financial instruments’

IFRS 9 was published in July 2014 and will be effective for BT from 1 April 2018 subject to EU endorsement. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and de-recognition of financial assets and financial liabilities together with a new hedge accounting model.

We do not expect this to have a material impact on our results, with the key changes for BT being around documentation of policies, hedging strategy and new hedge documentation. However, the provision for lifetime expected losses on all financial assets will be reviewed as part of quantifying the impact of the standard.

IFRS 16 ‘Leases’

IFRS 16 was published in January 2016 and will be effective for BT from 1 April 2019, replacing IAS 17 ‘Leases’ subject to EU endorsement. The standard requires lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of low value.

The group is in the process of quantifying the impact of the new standard. This will have a material impact on the group’s results and balance sheet, as a significant number of arrangements that are currently accounted for as operating leases will come onto the group’s balance sheet.

68	BT plc
Annual Report & Form 20-F 2016

1.    Basis of Preparation continued

There are no other standards or interpretations issued but not yet effective which we expect to have a material impact on the group.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 8.

2.    Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the BT Group plc Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. Judgements are required in assessing whether a contract becomes onerous and include a consideration of the lifetime profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.
•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.
•	The status of commercial relations with customers and the implication for future revenue and cost projections.
•	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 16.

Revenue from multiple element arrangements

Numerous service offers by the group include two components: equipment (eg a mobile handset) and a service (eg a talk plan). For the sale of multiple products or services, the group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting.

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements.

Sales of bundled offers in the mobile business frequently include a handset and a telecommunications service contract. There is objective and reliable evidence of fair value for the telecommunications service to be delivered and this represents the revenue recognised in respect of the services delivered. The residual value of the bundled offer therefore represents the revenue in respect of the handset. This is generally the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription.

Pension obligations

BT has a commitment, to pay pension benefits to over 310,000 people over a period of more than 70 years. This is mainly through the BTPS but also includes EE’s defined benefit scheme which has been consolidated on acquisition. The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including such factors as the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2016, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2016, and of the income statement charge in 2016/17 to changes in these assumptions are disclosed in note 19.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group.

Notes to the consolidated financial statements	69

2.    Critical accounting estimates and key judgements continued

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset.

Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2015 had no significant impact in aggregate on the results for the year ended 31 March 2016.

The carrying values of software, property, plant and equipment are disclosed in notes 11 and 12. The useful lives applied to the principal categories of assets are disclosed on page 72.

Provisions and contingent liabilities

As disclosed in note 18, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, asset retirement obligations, network assets, claims, litigation and regulatory risks.

Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with the on-going activities of the entity.

Asset retirement obligations involve judgement around the cost to dismantle equipment and restore sites upon vacation and the timing of the event. The provision represents the group’s best estimate of the amount that may be required to settle the obligation. Costs are expected to be incurred over a period of up to 20 years and the estimates are discounted using a rate that reflects the passage of time.

Network asset provisions represent our future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements. Costs are expected to be incurred over a period of up to 20 years and the estimates are discounted using a rate that reflects the passage of time.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercised judgement in measuring the exposures to contingent liabilities (see note 29) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the financial statements.

The complexity of the group means that it pays taxes across a number of countries. Where the interpretation of local tax law is not clear, the tax position taken in a tax return may be enquired into by the local tax authorities. We have processes in place to manage our uncertain tax provisions individually, but the process for agreeing the final tax liabilities can take a number of years to complete. Included within current tax liabilities is £278m in respect of these uncertain tax positions.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

Deferred tax assets are only recognised when management believe they will be recovered against future taxable profits, including the future release of deferred tax liabilities. In making this assessment, management uses the expectations of future revenue growth, operating costs, and profit margins assumed in the latest financial plans. Management also considers whether transfer pricing arrangements have been explicitly agreed with local tax authorities.

Changes in assumptions which underpin the group’s forecast could have an impact on the amount of future taxable profits and could have an impact on the period over which any deferred tax asset would be recovered.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 64. The carrying value of the group’s deferred tax assets and liabilities, including the deferred tax asset recognised in respect of EE Limited’s historical tax losses, is disclosed in note 9.

Goodwill

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. The determination of the CGU is judgemental and for goodwill impairment purposes represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, and cannot be larger than an operating segment. The relevant CGUs are deemed to be BT Global Services, BT Business, BT Consumer and EE which are the same units we report in our segmental reporting.

The value in use calculations require judgement in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and discount rate for each CGU.

The future cash flows used in the value in use calculations are based on the latest Board approved three-year financial plans and are adjusted for risks specific to the CGU. Expectations about

70	BT plc
Annual Report & Form 20-F 2016

2.    Critical accounting estimates and key judgements continued

future growth reflect the expectations of growth in the markets in which the CGU operates. The discount rate is derived from the group’s post-tax weighted average cost of capital which is assessed each year. Where relevant, the discount rate used in each CGU is adjusted for the risk specific to the asset for which the future cash flow estimates have not been adjusted.

Irrespective of whether there is any indication of impairment, the group is required to test annually for impairment of goodwill acquired in a business combination. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 11.

Business combinations

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.

BT Group plc sold its investment in EE to the company at a fair value of £10,971m, financed by intercompany loans.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The fair value of an asset or liability represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We used independent valuers to assist in the valuation for EE.

In determining the fair value of the intangible assets acquired with EE we generally used risk-adjusted future cash flows discounted using discount rates specific to the asset. In determining cash flows we have used a combination of historical data and estimates regarding revenue growth, profit margins and operating cash flows.

•	We valued the spectrum licences using prices paid on comparable licences in a range of jurisdictions and assumptions on future cash flows.
•	Customer relationships require judgement on future cash flows, churn, and the expected remaining life of the customer relationship.
•	The EE brand was measured by estimating the savings realised by owning or holding the right to use the brand name (as opposed to paying a royalty fee to a third party). This includes an estimate of the projected revenues generated and the estimated life of the brand to a third party.
•	Tangible assets were valued by estimating the current cost to purchase or replace the assets.

The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. No resulting gains or loss were recognised on settlement of pre-existing relationships between BT and EE. The group has one year from the acquisition date to re-measure the fair values of the acquired assets and liabilities and the resulting goodwill if new information is obtained relating to conditions that existed at the acquisition date.

Acquisition related costs are expensed as incurred.

The business combinations entered into during the period are disclosed in note 13.

Government grants relating to Broadband Delivery UK (BDUK) contracts

The group receives government grants in relation to the BDUK programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have a potential obligation to either re-invest or repay grant funding. Where this is the case, management assesses and defers the income with a corresponding increase in capital expenditure. The value of the government grants is disclosed in note 12.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Judgements are required in assessing the recoverability of overdue trade receivables and whether a provision for doubtful debts may be required.

Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 16.

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs are recognised as an expense for the period in which they are incurred. In some cases, contractual clauses with retailers provide for profit-sharing based on the recognised and paid revenue. In these cases the expense is recognised when the revenue is earned from the customer and a corresponding liability to pay that retailer arises. To the extent that subscriber acquisition and retention costs are paid in advance they are recognised as prepayments provided the amounts are able to be measured reliably and are expected to be recoverable.

Joint arrangements

The group’s joint operation, Mobile Broadband Network Limited (MBNL), is structured in a separate incorporated company. The group holds a 50% interest in the arrangement and, under the joint operations agreement, unanimous consent is required from all parties to the agreement for all significant activities. MBNL operates solely for the benefit of the parties to the joint operation and all of MBNL’s output is to those parties. MBNL relies on the parties to the agreement on a continuous basis for the settlement of liabilities.

In determining whether the operation is a joint operation or a joint venture, we have considered whether the arrangement indicates that the group and other parties to the agreement have a direct share in all of the assets employed by the arrangement, the group is liable for its share of the liabilities incurred through the terms of the contractual arrangement and whether the arrangement establishes the allocation of revenues and expenses relative to its capacity used in the arrangement.

On consideration of the facts and circumstances the group has determined this arrangement to be classified as a joint operation. The group’s share of the results and assets and liabilities of MBNL are therefore reflected on a line by line basis in the consolidated financial statements.

3.    Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communications services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction

Notes to the consolidated financial statements	71

3.    Significant accounting policies continued

will flow to the group and the amount of revenue and associated costs can be measured reliably. The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions.

Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Bundles

Revenue from sale of bundles is described under ‘Critical accounting estimates and key judgements’ above.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised on a straight line basis over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Revenues from telephone service and internet access subscription fees as well as those from the wholesale access revenues are recognised on a straight line basis over the period to which they relate. Revenue from calls is recognised at the time the call is made over the group’s network. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements, including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Revenue from multiple element arrangements is described in ‘Critical accounting estimates and key judgements’, above.

Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the BT Group plc Operating Committee, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO).

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement, supply chain and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant line of business’ results and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 141.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them. Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the BT Group plc Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense

72	BT plc
Annual Report & Form 20-F 2016

3.    Significant accounting policies continued

and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates the underlying cashflow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the BT Group plc Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as the group’s existing assets. An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
• Freehold buildings	14 to 50 years
• Short term leasehold improvements	Shorter of 10 years
or lease term
• Leasehold land and buildings	Unexpired portion
of lease or 40 years,
whichever is the
shorter
Network infrastructure
Transmission equipment
• Duct	40 years
• Cable	3 to 25 years
• Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years
Other assets
• Motor vehicles	2 to 9 years
• Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both EE and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement. The group’s share of the assets on acquisition of EE was recognised at fair value within tangible assets, and depreciated in line with the group’s policy. Subsequent additions are recorded at cost. For further information see notes 12 and 13.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Notes to the consolidated financial statements	73

3.    Significant accounting policies continued

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period. Licences acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. The fair value is based on management’s assumption of future cash flows using market expectations at acquisition date.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers. See Research and Development on page 11.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

• Computer software	2 to 10 years
• Telecommunications licences	2 to 20 years
• Customer relationships and brands	1 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 29. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out on page 74. Related cash outflows are classified as operating cash flows in the cash flow statement.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the first in first out (FIFO) cost method.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of BT plc (‘the company’) and its subsidiaries, and include its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

74	BT plc
Annual Report & Form 20-F 2016

3.    Significant accounting policies continued

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to the BDUK programme and other rural superfast broadband contracts are accounted for as described under ‘Critical accounting estimates and key judgements’.

Once a government grant is recognised, any related contingent liability or contingent asset is treated in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Share-based payments

The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example, the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for

Notes to the consolidated financial statements	75

3.    Significant accounting policies continued

as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing all previously recognised charges) in the year in which they lapse or are forfeited.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Available-for-sale investments

Liquid and other investments are classified as available-for-sale investments and are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction. On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are re-classified to the income statement. Dividends on equity investments are recognised in the income statement when the group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Financial assets and liabilities at fair value through profit or loss

All of the group’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

76	BT plc
Annual Report & Form 20-F 2016

3.    Significant accounting policies continued

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Notes to the consolidated financial statements	77

4.     Segment information

The definition of the group’s operating and reportable segments is provided on page 71.

EE was acquired on 29 January 2016 and up to 31 March 2016 has been reported as a separate line of business to the BT Group plc Operating Committee. It is therefore a reportable segment. EE had trading with other lines of business within the group which has become internal trade since acquisition, and is therefore eliminated on consolidation.

Segment revenue and profit

Year ended 31 March 2016	BT Global Services £m	BT Business £m	BT Consumer £m	EEd £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	6,530	3,130	4,598	1,055	2,086	5,100	75	22,574
Internal revenue	(29)	(377)	(65)	(17)	(68)	(3,058)	(51)	(3,665)
Revenue from external customers[a]	6,501	2,753	4,533	1,038	2,018	2,042	24	18,909
EBITDA[b]	1,048	1,076	1,037	261	542	2,664	(49)	6,579
Depreciation and amortisation	(518)	(198)	(206)	(176)	(212)	(1,301)	(19)	(2,630)
Operating profit (loss)[a]	530	878	831	85	330	1,363	(68)	3,949
Specific items (note 8)								(212)
Operating profit								3,737
Net finance expense[c]								(380)
Share of post tax loss of associates and joint ventures								6
Profit on disposal of interest in associates and joint ventures								–
Profit before tax								3,363

Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	6,779	3,145	4,285	2,157	5,011	74	21,451
Internal revenue	(29)	(399)	(62)	–	(3,064)	(46)	(3,600)
Revenue from external customers[a]	6,750	2,746	4,223	2,157	1,947	28	17,851
EBITDA[b]	1,047	1,041	1,031	561	2,600	(3)	6,277
Depreciation and amortisation	(519)	(180)	(218)	(224)	(1,348)	(49)	(2,538)
Operating profit (loss)[a]	528	861	813	337	1,252	(52)	3,739
Specific items (note 8)							(253)
Operating profit							3,486
Net finance expense[c]							(643)
Share of post tax loss of associates and joint ventures							(1)
Profit on disposal of interest in associates and joint ventures							25
Profit before tax							2,867

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 141 and 142.
[c]	Net finance expense includes specific item expense of £229m (2014/15: £299m, 2013/14: £235m). See note 8.
[d]	EE reflects results for the period from acquisition on 29 January to 31 March 2016.

78	BT plc
Annual Report & Form 20-F 2016

4.    Segment information continued

Year ended 31 March 2014	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	7,269	3,213	4,019	2,422	5,061	82	22,066
Internal revenue	(31)	(415)	(49)	–	(3,239)	(45)	(3,779)
Revenue from external customers	7,238	2,798	3,970	2,422	1,822	37	18,287
EBITDA[b]	1,041	1,002	833	614	2,601	27	6,118
Depreciation and amortisation	(616)	(197)	(219)	(245)	(1,406)	(12)	(2,695)
Operating profit[a]	425	805	614	369	1,195	15	3,423
Specific items (note 8)							(276)
Operating profit							3,147
Net finance expense[c]							(618)
Share of post tax loss of associates and joint ventures							(3)
Loss on disposal of interest in associates and joint ventures							(4)
Profit before tax							2,522

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 141 and 142.
[c]	Net finance expense includes specific item expense of £229m (2014/15: £299m, 2013/14: £235m). See note 8.

Internal revenue and costs

Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability may be impacted by transfer pricing levels.

The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. BT Wholesale did not generate internal revenue from other lines of business before the EE acquisition, but now receives internal revenue from EE for mobile ethernet access and transmission planning services. Internal revenue in BT Business relates primarily to IT services and BT Ireland. Internal revenue arising in BT Consumer relates primarily to employee broadband and wi-fi services, while internal revenue in BT Global Services relates primarily to conferencing services.

	Internal cost recorded by
Year ended 31 March 2016	BT Global Services £m	BT Business £m	BT Consumer £m	EEa £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	29	–	–	–	–	–	29
BT Business	238	–	61	1	75	1	1	377
BT Consumer	23	22	–	–	2	–	18	65
EEa	–	3	6	–	8	–	–	17
BT Wholesale	–	–	–	68	–	–	–	68
Openreach	173	284	905	–	242	–	1,454	3,058
Other	–	–	–	–	–	51	–	51
Total	434	338	972	69	327	52	1,473	3,665

[a]	EE reflects results for period from acquisition on 29 January to 31 March 2016.

	Internal cost recorded by
Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	29	–	–	–	–	29
BT Business	241	–	62	94	1	1	399
BT Consumer	20	22	–	2	–	18	62
BT Wholesale	–	–	–	–	–	–	–
Openreach	187	306	939	242	–	1,390	3,064
Other	–	–	–	–	46	–	46
Total	448	357	1,001	338	47	1,409	3,600

Notes to the consolidated financial statements	79

4.     Segment information continued

	Internal cost recorded by
Year ended 31 March 2014	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	31	–	–	–	–	31
BT Business	247	–	47	120	1	–	415
BT Consumer	13	18	–	3	–	15	49
BT Wholesale	–	–	–	–	–	–	–
Openreach	198	333	1,021	275	–	1,412	3,239
Other	–	–	3	–	42	–	45
Total	458	382	1,071	398	43	1,427	3,779

Revenue by products and services

Year ended 31 March	2016 £m	2015 £ma	2014 £ma
ICT and managed networks	6,193	6,493	6,608
Broadband, TV and convergence	3,535	3,112	2,800
Mobility	1,326	314	326
Calls and lines and connectivity	5,920	5,881	5,978
Transit	419	555	697
Other products and services	1,516	1,496	1,878
Revenue[b]	18,909	17,851	18,287

[a]	Following the acquisition of EE, we have revised our categories of products and services. In addition we have re-presented certain prior period information to be on a consistent basis. The impact was to decrease 2014/15 Broadband, TV and convergence revenue by £196m (2013/14: £167m), decrease 2014/15 calls, lines and connectivity revenue by £6m (2013/14: £1m increase) and increase 2014/15 other products and services revenue by £202m (2013/14: £166m).
[b]	Before specific items.

Capital expenditure

Year ended 31 March 2016	BT Global Services £m	BT Business £m	BT Consumer £m	EEa £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Intangible assets	78	24	90	22	68	62	68	412
Property, plant and equipment	337	114	116	89	109	1,385	88	2,238
Capital expenditure[b]	415	138	206	111	177	1,447	156	2,650

Year ended 31 March 2015		BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Intangible assets		220	31	85	80	55	90	561
Property, plant and equipment		248	156	122	130	1,027	82	1,765
Capital expenditure[b]		468	187	207	210	1,082	172	2,326

[a]	EE reflects results for the period from acquisition on 29 January to 31 March 2016.
[b]	Net of government grants.

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced. The geographic analysis of non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

Revenue from external customers

Year ended 31 March	2016 £m	2015 £m	2014 £m
UK	14,814	13,827	14,084
Europe, Middle East and Africa, excluding the UK	2,472	2,394	2,585
Americas	1,011	1,049	1,074
Asia Pacific	612	581	544
Revenue[a]	18,909	17,851	18,287

[a]	Before specific items. We have re-presented certain prior period information to be on a consistent basis.

80	BT plc
Annual Report & Form 20-F 2016

4.    Segment information continued

Non-current assets

At 31 March	2016 £m	2015 £m
UKa	28,561	13,977
Europe, Middle East and Africa, excluding the UK	2,403	2,184
Americas	548	555
Asia Pacific	191	169
Non-current assets	31,703	16,885

[a]	The increase in non-current assets in the UK is primarily due to the acquisition of EE.

5.     Operating costs

Year ended 31 March	Notes	2016 £m	2015 £m	2014 £m
Operating costs by nature
Staff costs:
Wages and salaries		3,684	3,568	3,730
Social security costs		398	440	444
Other pension costs	18	494	467	463
Share-based payment expense	19	58	70	60
Total staff costs		4,634	4,545	4,697
Own work capitalised		(726)	(691)	(600)
Net staff costs		3,908	3,854	4,097
Net indirect labour costs[a]		281	324	452
Net labour costs		4,189	4,178	4,549
Payments to telecommunications operators		2,186	2,144	2,472
Property and energy costs		1,040	968	959
Network operating and IT costs		610	605	591
TV programme rights charges		544	330	203
Other operating costs		3,976	3,573	3,676
Other operating income		(215)	(224)	(281)
Depreciation of property, plant and equipment
Owned assets	12	1,999	1,997	2,090
Held under finance leases	12	10	11	22
Amortisation of intangible assets	11	621	530	583
Total operating costs before specific items		14,960	14,112	14,864
Specific items	8	345	381	276
Total operating costs		15,305	14,493	15,140
Operating costs before specific items include the following:
Leaver costs[b]		109	8	14
Research and development expenditure[c]		574	580	680
Operating lease charges		441	388	390
Foreign currency gains		(1)	(2)	–
Government grants		(6)	(7)	(10)

[a]	Net of capitalised indirect labour costs of £430m (2014/15: £451m, 2013/14: £396m).
[b]	Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £nil (2014/15: £237m, 2013/14: £175m) associated with restructuring, which have been recorded as a specific item.
[c]	Research and development expenditure reported in the income statement includes amortisation of £501m (2014/15: £493m, 2013/14: £510m) in respect of internally developed computer software and operating expenses of £73m (2014/15: £87m, 2013/14: £170m). In addition, the group capitalised software development costs of £399m (2014/15: £421m, 2013/14: £365m).

Notes to the consolidated financial statements	81

5.     Operating costs continued

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. It is the BT Group plc Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2016 £m	2015 £m	2014 £m
Short-term employee benefits	10.3	10.5	11.9
Post employment benefits	1.2	1.2	1.1
Share-based payments	5.9	6.1	6.9
Termination benefits	0.6	0.5	–
	18.0	18.3	19.9

Information concerning directors’ remuneration, pension entitlements and long-term incentive plans is shown in note 27.

6.    Employees

	2016		2015		2014
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
UK	81.4	71.8	70.9	72.2	72.2	72.7
Non-UK	21.1	19.2	17.6	16.5	15.6	15.1
Total employees	102.5	91.0	88.5	88.7	87.8	87.8

	2016		2015		2014
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
BT Global Services	18.5	18.2	18.1	19.2	22.7	22.1
BT Business	7.9	8.0	8.0	8.6	8.7	8.9
BT Consumer	6.5	6.3	6.2	6.0	6.0	6.2
EEb	12.8	2.0	–	–	–	–
BT Wholesale	1.3	1.4	1.5	1.7	1.8	1.8
Openreach	31.5	32.1	32.7	32.4	31.6	31.5
Other	24.0	23.0	22.0	20.8	17.0	17.3
Total employees	102.5	91.0	88.5	88.7	87.8	87.8

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	EE was acquired on 29 January 2016.

7.    Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2016 £000	2015 £000	2014 £000
Fees payable to the company’s auditors and its associates for:

Audit services[a]
The audit of parent company and consolidated financial statements	3,871	2,882	2,578
The audit of the company’s subsidiaries	5,073	4,799	5,345
	8,944	7,681	7,923

Audit related assurance services[b]	2,210	1,639	1,573

Other non-audit services
Taxation compliance services[c]	412	350	260
Taxation advisory services[d]	156	401	371
All other assurance services[e]	1,611	3,199	180
All other services[f]	1,665	570	829
	3,844	4,520	1,640
Total services	14,998	13,840	11,136

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by an appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration and the issue of a Euro medium term note during the year.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	All other assurance services include fees payable to PricewaterhouseCoopers LLP as Reporting Accountants in relation to the Listing Prospectus, which was issued on 26 January 2016 for the issue of new shares and in 2014/15 in relation to the Circular to shareholders, which was issued on 1 April 2015, both in connection with the acquisition of EE.
[f]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

82	BT plc
Annual Report & Form 20-F 2016

7.    Audit, audit related and other non-audit services continued

The fees for audit services have increased for 2015/16, principally due to the acquisition of EE Limited and its subsidiaries and the associated incremental audit activity.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2016 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £1,705,000 (2014/15: £2,481,000, 2013/14: £1,363,000) in respect of the following services: audit of financial statements of associates £213,000 (2014/15: £265,000, 2013/14: £220,000); audit-related assurance services £10,000 (2014/15: £10,000, 2013/14: £nil); taxation compliance services £198,000 (2014/15: £374,000, 2013/14: £103,000); taxation advisory services £681,000 (2014/15: £227,000, 2013/14: £118,000); and other non-audit services of £603,000 (2014/15: £1,605,000, 2013/14: £922,000).

8.    Specific items

Year ended 31 March	2016 £m	2015 £m	2014 £m
Revenue
Retrospective regulatory matters	(203)	(128)	–
Impact of fair value adjustment to deferred revenue on acquisition of EE	70	–	–
	(133)	(128)	–
Operating costs
Retrospective regulatory matters	203	75	–
EE acquisition-related costs	96	19	–
Integration costs	17	–	–
Restructuring charges	–	315	276
Property rationalisation costs	29	45	–
Profit on disposal of property	–	(67)	–
Profit on disposal of businesses	–	(6)	–
	345	381	276
Net finance expense
Interest expense on retirement benefit obligation	221	292	235
EE related financing costs	8	7	–
	229	299	235
Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associates and joint ventures	–	(25)	4
Net specific items charge before tax	441	527	515
Taxation
Tax credit on specific items above	(70)	(121)	(111)
Tax credit on re-measurement of deferred tax	(96)	–	(208)
	(166)	(121)	(319)
Net specific items charge after tax	275	406	196

Retrospective regulatory matters – in July 2014 the Supreme Court overturned a Court of Appeal judgment, made in July 2012, which had disallowed our ladder pricing policy relating to 0800, 0845 and 0870 calls from mobile phones terminating on our network. In 2012/13 we had recognised specific item charges of £85m and £58m against revenue and EBITDA respectively relating to this matter. In 2014/15 we recognised revenue and costs £203m, being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment.

In August 2014 the Competition Appeal Tribunal (CAT) handed down judgment on various appeals brought against a December 2012 Ofcom determination on the pricing of certain Ethernet products. We disagree with the CAT’s judgment and have applied for permission to appeal to the Court of Appeal. Ofcom had determined that BT had overcharged for certain services between 1 April 2006 and 31 March 2011 and required BT to make repayments. The CAT judged that BT should also pay interest on these amounts. Together with a review of our regulatory risk position in relation to other historical matters, we recognised a specific item charge of £75m in 2014/15.

Impact of fair value adjustment to deferred revenue on acquisition of EE – we recognised a fair value adjustment on the acquisition of EE which reduced the amount of deferred income in relation to its prepaid subscriber base by £70m. The step down reflects the difference between the amount recorded by EE on acquisition and the fair value calculated on the incremental cost that a market participant would incur to take on the liability plus a reasonable profit margin. This amount was released as a reduction to revenue in the period ended 31 March 2016, reflecting the period over which EE provided the related service.

Acquisition, integration and financing costs relating to EE – transaction costs of £96m (2014/15: £19m, 2013/14: £nil) and integration costs of £17m (2014/15: £nil, 2013/14: £nil) were incurred relating to the acquisition of EE and debt financing fees of £8m (2014/15: £7m, 2013/14: £nil) were incurred arranging a £3.6bn acquisition facility.

Property rationalisation costs – we recognised a £29m (2014/15: £45m, 2013/14: £nil), charge relating to the rationalisation of the group’s property portfolio.

Notes to the consolidated financial statements	83

8.    Specific items continued

Restructuring charges – There were no restructuring charges for the current year. The components of the restructuring charges recognised in the prior years were: people and property charges of £294m in 2014/15 (2013/14: £217m), principally comprising leaver costs of £237m in 2014/15 (2013/14: £175m); and property exit costs and networks, products and procurement channels rationalisation charges of £21m in 2014/15 (2013/14: £59m).

Profit on disposal of property – in February 2015 we disposed of a surplus building in London, Keybridge House, for a consideration of £93m resulting in a profit of £67m.

Interest expense on retirement benefit obligations – see note 19 for more details.

Profit or loss on disposal of interest in associates and joint ventures – in 2014/15 we recognised a £25m profit on the disposal of an associate which was held at £nil cost.

Tax credit on re-measurement of deferred tax – see note 9 for more details.

9.     Taxation

Analysis of taxation expense for the year

Year ended 31 March	2016 £m	2015 £m	2014 £m
United Kingdom
Corporation tax at 20% (2014/15: 21%, 2013/14: 23%)	(684)	(702)	(742)
Adjustments in respect of earlier years	59	35	10
Non-UK taxation
Current	(80)	(60)	(65)
Adjustments in respect of earlier years	29	18	3
Total current tax expense	(676)	(709)	(794)
Deferred tax action
Origination and reversal of temporary differences	70	170	239
Adjustments in respect of prior periods	2	(18)	4
Impact of change in UK corporation tax rate to 19% and 18% (2013/14: 20%)	96	–	208
Total deferred taxation credit	168	152	451
Total taxation expense	(508)	(557)	(343)

Factors affecting taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2016 £m	2015 £m	2014 £m
Profit before taxation	3,363	2,867	2,522
Expected taxation expense at UK rate of 20% (2014/15: 21%, 2013/14: 23%)	(673)	(602)	(580)
Effects of:
Higher taxes on non-UK profits	(4)	(9)	(5)
Net permanent differences between tax and accounting[a,d]	(12)	(4)	(10)
Adjustments in respect of earlier years[b]	90	35	17
Non-UK losses used against current year profits	26	36	13
Non-UK losses not recognised[c]	(18)	(37)	(40)
Other deferred tax assets not recognised	6	9	54
Lower taxes on profit on disposal of business	–	7	–
Re-measurement of deferred tax balances	96	–	208
Other non-recurring items[d]	(19)	8	–
Total taxation expense	(508)	(557)	(343)
Exclude specific items (note 8)	(166)	(121)	(319)
Total taxation expense before specific items	(674)	(678)	(662)

[a]	Includes income that is not taxable or UK income taxable at a different rate, and expenses for which no tax relief is received. Examples include some types of depreciation and amortisation and the benefit of R&D tax incentives.
[b]	Reflects the differences between initial accounting estimates and tax returns submitted to tax authorities, including the release and establishment of provisions for uncertain tax positions.
[c]	Reflects losses made in countries where it has not been considered appropriate to recognise a deferred tax asset, as the potential for future taxable profits is not sufficiently certain and we have not agreed the value of tax losses with local authorities.
[d]	Following the acquisition of EE, we have expanded the categories of factors affecting the total taxation expense. Prior year amounts are presented on a consistent basis.

84	BT plc
Annual Report & Form 20-F 2016

9.    Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2016 Tax credit (expense) £m	2015 Tax credit (expense) £m	2014 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Actuarial (gains) losses relating to retirement benefit obligations	(240)	208	16
Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	38	13	(2)
Fair value movements on cash flow hedges
– net fair value gains or losses	(72)	(28)	83
– recognised in income and expense	39	52	(77)
	(235)	245	20
Current tax credit[a]	231	268	130
Deferred tax expense	(466)	(23)	(110)
	(235)	245	20

[a]	Includes £217m (2014/15: £220m, 2013/14: £122m) relating to cash contributions made to reduce retirement benefit obligations.

Tax credit recognised directly in equity

Year ended 31 March	2016 £m	2015 £m	2014 £m
Tax credit relating to share-based payments	12	54	106

Deferred taxation

	Fixed asset temporary differences[a] £m	Retirement benefit obligations[b] £m	Share- based payments £m	Tax losses[a] £m	Other[a] £m	Jurisdictional offset £m	Total £m
At 1 April 2014	1,084	(1,382)	(238)	(40)	(55)	–	(631)
(Credit) expense recognised in income statement	(49)	(113)	3	(2)	9	–	(152)
Expense (credit) recognised in other comprehensive income	6	12	–	(2)	7	–	23
Expense recognised in equity	–	–	149	–	–	–	149
At 31 March 2015	1,041	(1,483)	(86)	(44)	(39)	–	(611)

Non-current
Deferred tax asset	(125)	(1,483)	(86)	(44)	(63)	242	(1,559)
Deferred tax liability	1,166	–	–	–	24	(242)	948
At 1 April 2015	1,041	(1,483)	(86)	(44)	(39)	–	(611)
(Credit) expense recognised in the income statement	(63)	(107)	2	34	(34)	–	(168)
(Credit) expense recognised in other comprehensive income	(4)	457	–	(2)	15	–	466
Expense recognised in equity	–	–	30	–	–	–	30
Acquisition	644	(16)	–	(313)	(17)	–	298
At 31 March 2016	1,618	(1,149)	(54)	(325)	(75)	–	15

Non-current
Deferred tax asset	(81)	(1,149)	(54)	(325)	(102)	464	(1,247)
Deferred tax liability	1,699	–	–	–	27	(464)	1,262
At 31 March 2016	1,618	(1,149)	(54)	(325)	(75)	–	15

[a]	Following the acquisition of EE, we have reallocated £12m from Other into Fixed asset temporary differences and £44m from Other into Tax losses at 31 March 2015. Balances at 1 April 2014 are presented on a consistent basis.
[b]	Includes a deferred tax asset of £2m (2014/15: £2m) arising on contributions payable to defined contribution pension plans.

The acquisition relates to deferred tax assets and liabilities arising on the acquisition of the EE, such as deferred tax liabilities on fair value adjustments (note 13) and deferred tax assets acquired with the business of EE, such as tax losses.

We have recognised a deferred tax asset at 31 March 2016 of £293m in respect of EE Limited’s historic tax losses. We expect to be able to utilise these against future taxable profits in EE Limited. If EE Limited’s business were subject to a major change in the nature or conduct of trade on or before 5 February 2018, these losses would be forfeited and a current tax liability of £152m would be created. Based on our current plans, we do not expect a major change to arise.

Notes to the consolidated financial statements	85

9.     Taxation continued

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which is disclosed within deferred tax assets.

Factors affecting future tax charges

The rate of UK corporation tax will change from 20% to 19% on 1 April 2017 and to 18% on 1 April 2020. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2016 have been calculated at the rate of which the relevant balance is expected to be recovered or settled. This reduction has been recognised as a deferred tax credit specific item in the income statement (note 8) and as a deferred tax expense in reserves.

The UK Finance Bill 2016 includes a reduction of the UK corporation tax rate to 17% on 1 April 2020. This will replace the 18% UK corporation tax rate that is currently legislated to take effect. This will have an effect on future tax charges of the group. Relevant deferred tax balances will be re-measured to 17% once the UK Finance Bill 2016 is substantively enacted.

Unrecognised tax losses and other temporary differences

At 31 March 2016 the group had operating losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £4.1bn (2014/15: £3.8bn). The group’s other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

31 March 2016	£m	Expiry
Restricted losses
Europe	13	2017–2023
Americas	105	2020–2034
Other	38	2017–2021
Total restricted losses	156
Unrestricted operating losses	3,742	No expiry
Other temporary differences	155	No expiry
Total	4,053

At 31 March 2016 the group also had UK capital losses carried forward in respect of which no deferred tax assets were recognised amounting to £17.0bn (2014/15 £17.1bn). These losses have no expiry date, and the group considers the future utilisation of these losses to be remote.

At 31 March 2016 the undistributed earnings of non-UK subsidiaries were £3.3bn (2014/15 £8.1bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise. Tax of £23.1m (2014/15: £21.2m) would arise if these earnings were to be repatriated to the UK.

10.     Dividends

A dividend of £1,450m (2014/15: £1,200m), was settled on 13 May 2015 in relation to the year ended 31 March 2015. This is disclosed in the group statement of changes in equity. The directors have declared a final dividend of £2,350m, which will be recognised as an appropriation of retained earnings in 2016/17. As the dividend was declared after 31 March 2016, no liability is recorded in these financial statements.

86	BT plc
Annual Report & Form 20-F 2016

11.    Intangible assets

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m
Cost
At 1 April 2014	1,339	394	415	3,156	1,262	6,566
Additions	–	–	1	488	72	561
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	–	–	–	(3)	(9)	(12)
Transfers	–	–	–	35	(46)	(11)
Exchange differences	65	5	(26)	2	(49)	(3)
At 1 April 2015	1,404	399	390	3,680	1,230	7,103
Acquisitions	6,430	3,012	2,524	129	286	12,381
Additions	–	–	1	331	80	412
Disposals and adjustments	–	–	–	(63)	(27)	(90)
Transfers	–	–	–	(4)	4	–
Exchange differences	52	5	15	–	37	109
At 31 March 2016	7,886	3,416	2,930	4,073	1,610	19,915

Accumulated amortisation
At 1 April 2014		323	101	1,939	1,108	3,471
Charge for the year		15	7	448	60	530
Disposals and adjustments		–	–	(5)	(6)	(11)
Transfers		–	–	18	(25)	(7)
Exchange differences		(2)	(12)	1	(45)	(58)
At 1 April 2015		336	96	2,401	1,092	3,925
Charge for the year		78	27	437	79	621
Disposals and adjustments		–	–	(91)	(28)	(119)
Exchange differences		4	8	–	32	44
At 31 March 2016		418	131	2,747	1,175	4,471

Carrying amount
At 31 March 2016	7,886	2,998	2,799	1,326	435	15,444
At 31 March 2015	1,404	63	294	1,279	138	3,178

[a]	There was no interest capitalisation in 2015/16. Additions to internally developed software in 2014/15 included interest capitalised at a weighted average borrowing rate of 6%.

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs).

The CGUs that have associated goodwill are BT Global Services, BT Business, BT Consumer and EE, since acquisition on 29 January 2016. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global Services £m	BT Business £m	BT Consumer £m	EE £m	Total £m
At 31 March 2014	1,045	214	80	–	1,339
Exchange differences	59	6	–	–	65
At 31 March 2015	1,104	220	80	–	1,404
Acquisitions (note 13)	–	439	1,103	4,888	6,430
Exchange differences	49	3	–	–	52
At 31 March 2016	1,153	662	1,183	4,888	7,886

The amount of goodwill allocated to BT Business and BT Consumer relates to goodwill arising on the acquisition of EE and represents the expected benefit to each of these CGUs from the synergies identified.

Notes to the consolidated financial statements	87

11.    Intangible assets continued

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. The value in use calculation includes a fourth year estimate which is held flat from the last year assumed in the financial plans approved by the Board. Cash flows beyond the fourth-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The discount rate used in performing the value in use calculation in 2015/16 was 8.8% (2014/15: 9.3%) for all CGUs.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors. The perpetuity growth rate for BT Global Services was 2.3% (2014/15: 2.2%), 2.0% (2014/15: 2.0%) for BT Business and BT Consumer, and 2.0% for EE.

Sensitivities

There is significant headroom in all CGUs. For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £6,900m. The following changes (in combination) in assumptions would cause the recoverable amount to fall below the carrying value:

– reduction in the perpetuity growth rate from the 2.3% assumption applied to a revised assumption of no growth

– an increase in the discount rate from the 8.8% assumption applied to a revised assumption of 15%

– shortfalls in trading performance against forecast resulting in operating cash flows decreasing by £210m or more in perpetuity.

For BT Business, BT Consumer and EE no reasonably possible changes in the key assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount.

From 1 April 2016, the CGUs that have associated goodwill reflect the reorganisation as disclosed in Note 30.

88	BT plc
Annual Report & Form 20-F 2016

12.     Property, plant and equipment

	Land and buildings[a] £m	Network infrastructure[a] £m	Other[b] £m	Assets in course of construction £m	Total £m
Cost
At 1 April 2014	1,191	45,070	1,922	650	48,833
Additions[c]	12	106	159	1,482	1,759
Transfers	18	1,545	24	(1,576)	11
Disposals and adjustments[d]	(51)	(1,201)	(263)	(25)	(1,540)
Exchange differences	(38)	(365)	(22)	(4)	(429)
At 31 March 2015	1,132	45,155	1,820	527	48,634
Acquisitions	98	1,772	43	357	2,270
Additions[c]	13	106	67	2,055	2,241
Transfers	22	1,810	9	(1,841)	0
Disposals and adjustments[d]	(17)	(879)	(60)	8	(948)
Exchange differences	30	237	23	2	292
At 31 March 2016	1,278	48,201	1,902	1,108	52,489

Accumulated depreciation
At 1 April 2014	706	32,729	1,626	–	35,061
Charge for the year	50	1,845	113	–	2,008
Disposals and adjustments[d]	(41)	(1,210)	(257)	–	(1,508)
Transfers	–	(6)	13	–	7
Exchange differences	(28)	(316)	(21)	–	(365)
At 31 March 2015	687	33,042	1,474	–	35,203
Charge for the year	53	1,855	101	–	2,009
Disposals and adjustments[d]	(17)	(848)	(56)	–	(921)
Exchange differences	27	210	22	–	259
At 31 March 2016	750	34,259	1,541	–	36,550

Carrying amount
At 31 March 2016	528	13,942	361	1,108	15,939
Engineering stores	–	–	–	71	71
Total at 31 March 2016	528	13,942	361	1,179	16,010
At 31 March 2015	445	12,113	346	527	13,431
Engineering stores	–	–	–	74	74
Total at 31 March 2015	445	12,113	346	601	13,505

At 31 March	2016 £m	2015 £m
The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	296	208
Leasehold	232	237
Total land and buildings	528	445

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £83m (2014/15: £36m) in respect of assets held under finance leases, comprising land and buildings of £52m (2014/15: £14m) and network infrastructure of £31m (2014/15: £22m). The depreciation expense on those assets in 2015/16 was £10m (2014/15: £11m), comprising land and buildings of £4m (2014/15: £3m) and network infrastructure of £6m (2014/15: £8m).
[b]	Other mainly comprises motor vehicles, computers and office equipment.
[c]	Net of government grants of £109m (2014/15: £392m).
[d]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £0.7bn (2014/15: £1.3bn).

Network infrastructure

Some of our network assets are jointly controlled by EE with Hutchison 3G UK Limited. These relate to shared 3G network and certain elements of network for 4G rural sites. The net book value of the group’s investment in this shared operation is £519m and is recorded within network infrastructure. Included within this is £128m, being the group’s share of assets owned by its joint operation MBNL.

Within network infrastructure are assets with net book value of £8.3bn which have useful economic lives of more than 18 years.

Notes to the consolidated financial statements	89

13.    Business combinations

On 29 January 2016, our ultimate parent company, BT Group plc, completed the acquisition of EE for a provisional fair value of purchase consideration of £10,971m. Of this amount, BT Group plc paid £3,464m in cash, funded by a loan from the company, with the balance being shares issued. Immediately following the completion of the acquisition, BT Group plc sold its investment in EE to the company at fair value of £10,971m, funded through intercompany loans. The resulting net intercompany balance of £7,507m payable by the company was assigned to BT’s immediate parent. The acquisition will enable the group to bring together the UK’s best 4G mobile network with the largest superfast fixed network. The enlarged group will be the UK’s leading communications provider which means we’re best placed to meet the demand we expect for converged products and services. We did not make any other material acquisitions in the year ended 31 March 2016.

The provisional fair value of the assets and liabilities acquired are as follows:

Provisional fair values £m
Non-current assets
Intangible assets: customer relationships	2,610
Intangible assets: brands	402
Intangible assets: telecommunications licences	2,524
Intangible assets: software licences	415
Property, plant and equipment	2,270
Other non-current assets	27
8,248
Current assets
Trade and other receivables	696
Inventories	94
Prepayments	128
Derivative financial instruments	23
Investments	23
Cash and cash equivalents	93
1,057
Current liabilities
Loans and other borrowings	575
Trade and other payables	1,819
2,394
Non-current liabilities
Loans and other borrowings	1,681
Derivative financial instruments	37
Retirement benefit obligations	113
Other payables	22
Deferred tax liabilities	298
Provisions	219
2,370
Fair value of identifiable net assets acquired	4,541
Add: goodwill	6,430
Total purchase consideration	10,971

The fair values are after adjustments to align EE to BT’s accounting policies. These values and resulting goodwill are provisional and could change, as permitted under IFRS 3 Business Combinations, should any revisions to the purchase consideration or to the fair value of the assets and liabilities be identified in the year from acquisition date.

90	BT plc
Annual Report & Form 20-F 2016

13.    Business combinations continued

Goodwill

Goodwill of £6,430m arising from the acquisition is attributable to the revenue synergies expected to be generated from new cross-selling and bundling opportunities across the enlarged customer base as well as EE’s ability to generate a new subscriber base in the future to replace subscriber churn. It also includes expected benefits from the existing workforce skills and expertise, and savings on operating costs and capital expenditure as a result of joint efficiencies expected from being part of the enlarged group. None of the goodwill recognised is expected to be deductible for income tax purposes.

For the year ended 31 March 2016, goodwill arising on the acquisition has been allocated to the EE, BT Consumer and BT Business CGUs. BT Consumer and BT Business have been allocated a portion of the goodwill as a result of the benefits that we expect to arise in these CGUs, mainly from synergies. Note 12 Intangible assets sets out the goodwill allocation for the year ended 31 March 2016 including the outcome of the impairment reviews. From 1 April 2016, certain businesses within EE will be integrated into the other lines of business as part of the reorganisation disclosed in note 30. The goodwill relating to EE will therefore be reallocated to other CGUs for the year ended 31 March 2017.

Acquired receivables

The fair value of acquired trade receivables was £696m. The gross contractual amount for trade receivables due is £784m of which £88m is expected to be uncollectible.

Revenue and profit contribution

From the date of acquisition to 31 March 2016, EE contributed revenues before specific items of £1,038m and EBITDA before specific items of £261m to the group. If the acquisition had occurred on 1 April 2015, the consolidated pro-forma revenue and EBITDA for the year ended 31 March 2016 would have been £23,722m and £7,948m respectively. These amounts have been calculated using EE’s consolidated results and adjusting them for differences in accounting policies, and are net of any intercompany transactions with the wider BT group.

Acquisition-related costs included within specific items amounted to £107m in the year (2014/15: £26m). These mainly comprised advisory and transaction fees, financial advisory costs, stamp duty, legal fees, due diligence, reporting and assurance services.

14.    Programme rights

Total £m

At 1 April 2014	108
Additions	340
Amortisation	(330)

At 1 April 2015	118
Additions	651
Amortisation	(544)
At 31 March 2016	225

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 16).

TV programme rights commitments are disclosed in note 29.

15.    Inventories

At 31 March	2016 £m	2015 £m
Consumables	26	25
Work in progress	11	10
Finished goods	152	59
	189	94

Inventories recognised as an expense during the year ended 31 March 2016 amounted to £1,220m (2014/15: £924m). These were included in ‘Operating costs’ in the income statement.

Notes to the consolidated financial statements	91

16.    Trade and other receivables

At 31 March	2016 £m	2015 £m
Non-current
Other assets[a]	233	184

[a]   Other assets includes costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts of £111m (2014/15: £89m) and prepayments and leasing debtors of £122m (2014/15: £95m).

At 31 March	2016 £m	2015 £m
Current
Trade receivables	1,874	1,454
Amounts owed by ultimate parent company	9	1
Prepayments	736	505
Accrued income	1,073	810
Other receivables	380	371
	4,072	3,141

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2016 £m	2015 £m
At 1 April	196	192
Expense	77	78
Utilised	(89)	(58)
Exchange differences	11	(16)
At 31 March	195	196

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Trade and other receivables are classified as loans and receivables and held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

Note 25 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m
2016	1,223	98	367	51	44	91	1,874
2015	867	71	366	44	37	69	1,454

Gross trade receivables which have been specifically impaired amounted to £192m (2014/15: £159m).

Trade receivables not past due and accrued income are analysed below by line of business.

	Trade receivables not past due		Accrued income
At 31 March	2016 £m	2015 £m	2016 £m	2015 £m
BT Global Services	633	517	386	405
BT Business	130	143	147	115
BT Consumer	138	119	83	85
EE	267	–	312	–
BT Wholesale	53	70	64	128
Openreach	1	15	79	75
Other	1	3	2	2
Total	1,223	867	1,073	810

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £4m (2014/15: £4m).

92	BT plc
Annual Report & Form 20-F 2016

17.    Trade and other payables

At 31 March	2016 £m	2015 £m
Current
Trade payables	4,257	2,835
Amounts owed to parent company	70	41
Amounts owed to ultimate parent company	–	5
Other taxation and social security	682	416
Other payables	473	510
Accrued expenses	418	414
Deferred income[b]	1,434	1,076
	7,334	5,297

At 31 March	2016 £m	2015 £m
Non-current
Other payables[a]	876	855
Deferred income[b]	229	73
	1,105	928

[a]	Other payables relate to operating lease liabilities and deferred gains on a 2001 sale and finance leaseback transaction.
[b]	Includes £71m (2014/15: £nil) current and £187m (2014/15: £29m) non-current liability relating to Broadband Delivery UK programme, for which grants received by the group may be subject to re-investment or repayment depending on the level of take-up.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

18.    Provisions

	Restructuring £m [a]	Property £m [b]	Network ARO £m	[c]	Network share £m	[d]	Other £m [e]	Total £m
At 1 April 2014	58	201	–		–		274	533
Income statement expense	6	46	–		–		88	140
Unwind of discount	–	8	–		–		–	8
Utilised or released	(20)	(38)	–		–		(63)	(121)
Transfers	–	–	–		–		6	6
Exchange differences	1	–	–		–		(3)	(2)
At 1 April 2015	45	217	–		–		302	564
Acquisitions	–	72	81		63		3	219
Income statement expense	–	28	2		–		15	45
Unwind of discount	–	8	–		–		–	8
Utilised or released	(25)	(29)	(5)		(3)		(46)	(108)
Transfers	–	–	–		–		(7)	(7)
Exchange differences	–	–	–		–		2	2
At 31 March 2016	20	296	78		60		269	723

At 31 March	2016 £m	2015 £m
Analysed as:
– Current	171	142
– Non-current	552	422
	723	564

[a]	Provisions relating to group-wide restructuring programmes. These are utilised as the obligations are settled.
[b]	Mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 67 years. The weighted average remaining term 31 years (2014/15: 20 years).
[c]	The group is required to dismantle equipment and restore certain sites upon vacation of a site. The asset retirement obligation (ARO) provision reflects our current estimate of the amount required to settle the obligation. These costs are expected to be incurred over a period of up to 20 years.
[d]	Represents future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements. These costs are expected to be incurred over a period of up to 20 years.
[e]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

Notes to the consolidated financial statements	93

19.    Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement. EE operates the EE Pension Scheme (EEPS), which has a defined benefit section that was closed to future benefit accrual in 2014 and a defined contribution section which is open to new joiners.

Defined contribution plans

A defined contribution plan is a pension arrangement where the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the form in which individuals choose to take their benefits. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement where participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The group is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2016 £m	2015 £m	2014 £m
Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	301	296	312
– defined contribution plans	193	176	151
Past service credit	–	(5)[a]	–
Total operating expense	494	467	463
Net interest expense on net pensions deficit included in specific items (note 8)	221	292	235
Total recognised in the income statement	715	759	698

[a]	Past service credit relates to various pension plans operating outside the UK.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2016			2015
		Present value			Present value
	Assets	of liabilities	Deficit	Assets	of liabilities	Deficit
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	43,121	(49,119)	(5,998)	43,386	(50,715)	(7,329)
EEPS	596	(710)	(114)	–	–	–
Other plans[a]	251	(521)	(270)	241	(495)	(254)

Retirement benefit obligation	43,968	(50,350)	(6,382)	43,627	(51,210)	(7,583)
Adjustments due to effect of asset ceiling[b]			–			–
Deferred tax asset			1,147			1,481

Net pension obligation			(5,235)			(6,102)

[a]	Included in the present value of liabilities of other plans is £90m (2014/15: £80m) related to unfunded pension arrangements.
[b]	There is no limiting effect of the asset ceiling as any accounting surplus arising in individual plans is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

Included within trade and other payables in the group balance sheet is £10m (2014/15: £9m) in respect of contributions payable to defined contribution plans.

94	BT plc
Annual Report & Form 20-F 2016

19.     Retirement benefit plans continued

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the total plan assets and liabilities for all group schemes in the year and shows where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m
At 31 March 2014	40,113	(47,135)	(7,022)
Current service cost (including administration expenses and PPF levy)	(42)	(254)	(296)
Interest on pension deficit	1,663	(1,955)	(292)
Past service credit	–	5	5
Included in the group income statement			(583)
Return on plan assets above the amount included in the group income statement[a]	3,083	–	3,083
Actuarial loss arising from changes in financial assumptions[b]	–	(4,703)	(4,703)
Actuarial gain arising from changes in demographic assumptions[b]	–	126	126
Actuarial gain arising from experience adjustments[c]	–	443	443
Included in the group statement of comprehensive income			(1,051)
Regular contributions by employer	178	–	178
Deficit contributions by employer	876	–	876
Included in the group cash flow statement			1,054
Contributions by employees	12	(12)	–
Benefits paid	(2,231)	2,231	–
Foreign exchange	(25)	44	19
Other movements			19
At 31 March 2015	43,627	(51,210)	(7,583)
Current service cost (including administration expenses and PPF levy)	(40)	(261)	(301)
Interest on pension deficit	1,406	(1,627)	(221)
Included in the group income statement			(522)
Return on plan assets below the amount included in the group income statement[a]	(423)	–	(423)
Actuarial gain arising from changes in financial assumptions[b]	–	255	255
Actuarial gain arising from changes in demographic assumptions[b]	–	2	2
Actuarial gain arising from experience adjustments[c]	–	921	921
Included in the group statement of comprehensive income			755
Regular contributions by employer	226	–	226
Deficit contributions by employer	880	–	880
Included in the group cash flow statement			1,106
EEPS position at acquisition	585	(698)	(113)
Contributions by employees	10	(10)	–
Benefits paid	(2,321)	2,321	–
Foreign exchange	18	(43)	(25)
Other movements			(138)
At 31 March 2016	43,968	(50,350)	(6,382)

[a]	The total actual return on plan assets in 2015/16 was a gain of £983m (2014/15: £4,746m).
[b]	The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[c]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being different to the pension increase assumption.

Notes to the consolidated financial statements	95

19.    Retirement benefit plans continued

BTPS

At 31 March 2016 there were 301,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the Scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the Scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the Scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2016	Number of active members	Number of deferred members	Number of pensioners	Total membership
Sections A and Ba	13,000	29,000	176,000	218,000
Section C	22,000	40,000	21,500	83,500
Total	35,000	69,000	197,500	301,500

At 31 March 2015
Sections A and Ba	15,000	32,000	176,000	223,000
Section C	23,000	40,500	20,000	83,500
Total	38,000	72,500	196,000	306,500

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, Section B and C active members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60. Under the Scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation for the majority of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis	Preserved benefits are revalued	Increases in benefits in payment are
	increasing at the lower of RPI or the	before retirement based upon CPI	currently based upon CPI
Section C	individual’s actual pay increase
Increases in benefits in payment are
currently based upon RPI up to a
maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the Scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors, all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, at least one of the Trustee directors is usually a current pensioner or deferred pensioner of the BTPS. Trustee directors are usually appointed for a three-year term but are then eligible for re appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation. The BTPS also uses financial instruments to balance the asset allocation and to manage inflation risk, interest rate risk, longevity risk, liquidity risk and foreign currency risk.

Under IAS 19, plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories

•	securities listed on recognised stock exchanges are valued at closing bid prices;
•	properties are valued on the basis of open market value;
•	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines;
•	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

96	BT plc
Annual Report & Form 20-F 2016

19.    Retirement benefit plans continued

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

	2016[a]				2015[a]
At 31 March	Total assets £bn	of which quoted £bn	[b]	Total %	Total assets £bn	of which quoted £bn	[b]	Total %
Equities[c]	14.7	11.3		34	14.4	10.6		33
Fixed-interest securities	7.3	5.6		17	7.4	5.7		17
Inflation-linked securities	11.7	10.4		27	11.7	10.5		27
Property	5.5	–		13	4.6	–		11
Alternative assets[d]	4.6	–		11	4.9	–		11
Cash, derivatives and other	(0.7)	–		(2)	0.4	–		1
Total	43.1	27.3		100	43.4	26.8		100

[a]	At 31 March 2016 and 31 March 2015, the Scheme’s assets did not include any directly held ordinary shares of the company. The Scheme held £9m (2014/15: £9m) of index-linked bonds issued by the group.
[b]	Assets with a quoted price in an active market.
[c]	At 31 March 2016, the BTPS held £0.8bn of UK equities (2014/15: £0.8bn).
[d]	Alternative assets include absolute return funds and emerging market debt.

Investment performance

The Trustee reports on investment performance against a benchmark which is based on the asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 30 June 2015 was as follows.

Period ending 30 June 2015	Benchmark %	Actual BTPS return %	Over (under) performance %
1 year	6.9	8.3	1.4
3 years	7.2	7.8	0.6
10 years	5.6	6.1	0.5

IAS 19 liabilities

Valuation methodology

The IAS 19 liabilities are measured as the present value of the estimated future benefit cash flows to be paid by each scheme, calculated using the projected unit credit method. These calculations are performed for the group by professionally qualified independent actuaries.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement than assumed.

BTPS liabilities

The estimated duration of the BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 15 years although the benefits payable by the BTPS are expected to be paid over more than 70 years as shown in the graph below. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

Notes to the consolidated financial statements	97

19.    Retirement benefit plans continued

IAS 19 liabilities: Key assumptions

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

	Nominal rates (per year)						Real rates (per year)[a]
At 31 March	2016%		2015%		2014%		2016%	2015%	2014%
Rate used to discount liabilities	3.30		3.25		4.25		0.44	0.39	0.97
Inflation – increase in RPI	2.85		2.85		3.25		–	–	–
Inflation – increase in CPI	1.85	[b]	1.85	[b]	2.50	[c]	(1.0)[b]	(1.0)[b]	(0.75)[c]

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[b]	Assumed to be 0.2% lower after 31 March 2017.
[c]	Assumed to be 0.45% lower after 31 March 2016.

The financial assumptions vary for each plan and the BTPS represents over 97% of the group’s retirement benefit obligation. The nominal financial assumptions weighted by liabilities across all plans are equal to the figures shown in the table above (to nearest 0.05%).

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations.

The discount rate at 31 March 2016 for the BTPS is based on a market-based AA corporate bond yield curve allowing for the future expected benefit payments.

Inflation – increases in RPI and CPI

The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the expected difference.

Long-term salary increases for BTPS members are assumed to be equal to CPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above.

Longevity

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. Due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the Scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

Under IAS 19, the forecast life expectancies for BTPS members aged 60 are as follows:

At 31 March	2016 Number of years	2015 Number of years
Male in lower pay bracket	26.1	26.0
Male in medium pay bracket	27.4	27.3
Male in higher pay bracket	28.8	28.7
Female in lower pay bracket	28.8	28.7
Female in higher pay bracket	29.1	29.0
Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

98	BT plc
Annual Report & Form 20-F 2016

19.    Retirement benefit plans continued

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of Scheme liabilities. The table below provides an indication of the sensitivity of the IAS 19 pension liabilities for the BTPS at 31 March 2016, and of the income statement charge for 2016/17, to changes in these assumptions.

The sensitivity of the deficit allows for both the change in the liabilities and the expected change in the assets. For example, the increase in the deficit under the life expectancy scenario incorporates the expected movement in the value of a contract held to hedge longevity risk.

	Decrease (increase) in liability £bn	Decrease (increase) in deficit £bn	Decrease (increase) in income statement charge £m
0.25 percentage point increase to:
– discount rate	1.7	0.8 [a]	25
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.4)	(0.4)[b]	(15)
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(0.9)	(0.9)	(35)
– salary increases (assuming RPI and CPI are unchanged)	(0.2)	(0.2)	(10)
Additional one year increase to life expectancy	(1.3)	(1.0)	(35)

[a]	Allows for the estimated impact on assets from a 0.25% per year increase to interest rates and corporate bond yields, with credit spreads unchanged.
[b]	Allows for the estimated impact on assets directly linked to inflation from a 0.25% per year increase to inflation.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the Scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2014. The next funding valuation will have an effective date of no later than 30 June 2017.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

•	assets are valued at market value at the valuation date; and
•	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2014 valuation £bn	June 2011 valuation £bn
BTPS liabilities	(47.2)	(40.8)
Market value of BTPS assets	40.2	36.9
Funding deficit	(7.0)	(3.9)
Percentage of accrued benefits covered by BTPS assets at valuation date	85.2%	90.4%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	63.0%	66.0%

The funding deficit increased to £7.0bn at 30 June 2014. While deficit contribution payments totalling £2.65bn and investment returns of 5.8% per year since the 2011 valuation contributed to higher assets at the 2014 valuation date, the low interest rate environment resulted in a higher value being placed on the Scheme’s liabilities which more than offset the improvements in the Scheme’s assets.

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2014 valuation %	June 2011 valuation %	June 2014 valuation %	June 2011 valuation %
Average single equivalent discount rate	4.5	5.2	1.0	2.0
Average long-term increase in RPI	3.5	3.2	–	–
Average long-term increase in CPI	2.5	2.2	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The discount rate at 30 June 2014 was derived from prudent return expectations above a yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date. This gives a prudent discount rate of 2.1% per year above the yield curve initially, trending down to 0.6% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 4.5% per year.

Notes to the consolidated financial statements	99

19.    Retirement benefit plans continued

The average life expectancy assumptions at the 2014 valuation date, for members 60 years of age, are as follows.

Number of years from 30 June 2014	June 2014 assumptions	June 2011 assumptions
Male in lower pay bracket	26.1	26.3
Male in medium pay bracket	27.5	28.1
Male in high pay bracket	29.0
Female in lower pay bracket	28.9	28.7
Female in high pay bracket	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	1.3	1.2

Payments made to the BTPS
Year ended 31 March	2016 £m	2015 £m
Ordinary contributions	215	168
Deficit contributions	875	875
Total contributions in the year	1,090	1,043

The group expects to make contributions of approximately £485m to the BTPS in 2016/17, comprising ordinary contributions of approximately £235m and deficit contributions of £250m.

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In January 2015, the 2014 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2014 was £7.0bn. Under the associated recovery plan BT made payments of £875m in March 2015, £625m in April 2015 and £250m in March 2016. BT is scheduled to make future deficit payments in line with the table below.

Year to 31 March	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Deficit contribution (£m)	250	688	699	711	724	670	670	670	495	495	495	495	495	289

The ordinary contribution rate to meet the benefits of current employed members increased from 13.5% to 16.0% of pensionable salaries (including employee contributions) from 1 April 2015 through to the next valuation date.

Other protections

The 2014 funding agreement with the Trustee included additional features for BT to provide support to the Scheme. These include:

Feature	Detail
Shareholder distributions

In the event that shareholder distributions exceed an agreed threshold, BT will provide matching payments to the Scheme. The threshold allows for 15% per year dividend per share growth plus £300m per year of share buybacks on a cumulative basis.

BT will consult with the Trustee if it considers share buybacks in excess of £300m per year or making a special dividend.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.
Material corporate events

In the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12-month period ending 30 June, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

BT will consult with the Trustee if:

• it considers making acquisitions with a total cost of more than £1bn in any 12-month period; or

• it considers making disposals of more than £1bn; or

• it considers making a Class 1 transaction (acquisition or disposal) which will have a material impact on the Scheme; or

• it becomes aware it is likely to be subject to a takeover offer.

BT will advise the Trustee should there be other material corporate events which would materially impact BT’s covenant to the Scheme.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.
Negative pledge	A negative pledge that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

100	BT plc
Annual Report & Form 20-F 2016

19.    Retirement benefit plans continued

In the unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail

Crown Guarantee	The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

• the Crown Guarantee covers BT’s funding obligation in relation to members of the Scheme who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions);

• the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the Scheme.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)	The Pension Protection Fund (PPF) may take over the Scheme and pay benefits not covered by the Crown Guarantee to members.

There are limits on the amounts paid by the PPF and the PPF would not provide exactly the same benefits as those in the Scheme.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans around the world with a focus on these being appropriate for the local market and culture.

The EEPS is the largest defined benefit plan sponsored by the group after the BTPS with defined benefit liabilities of around £700m. The scheme’s assets are invested across a number of asset classes including UK listed equities and unit trusts (25%), property (16%), alternative assets (35%) and fixed income assets (24%). A funding valuation of the EEPS is being carried out as at 31 December 2015. The group is currently paying deficit contributions of £20m each year to meet the deficit at the 31 December 2012 valuation of £130m. The EEPS also has a defined contribution section with around 12,500 active members.

The BT Retirement Saving Scheme (BTRSS) is the largest defined contribution scheme maintained by the group with around 29,500 active members. In the year to 31 March 2016, the group contributed £114m to the BTRSS.

20.    Share-based payments

Overview

The ultimate parent company, BT Group plc, has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity-settled. Details of these plans and an analysis of the total charge by type of award is set out below.

Year ended 31 March	2016 £m	2015 £m	2014 £m
Employee Saveshare Plans	27	25	25
Executive Share Plans:
Incentive Share Plan (ISP)	21	32	21
Deferred Bonus Plan (DBP)	4	9	11
Other plans	6	4	3
	58	70	60

Employee Saveshare Plans

Under an HMRC-approved savings-related share option plan, employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Notes to the consolidated financial statements	101

20.    Share-based payments continued

Incentive Share Plan (ISP)

Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2015/16, 2014/15 and 2013/14: 40% of each award is linked to a total shareholder return (TSR) target for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees of the group. Shares in BT Group plc are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

Under the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in shares of BT Group plc for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2016 millions	2015 millions	2014 millions	2016 pence	2015 pence	2014 pence
Outstanding at 1 April	226	459	490	226	102	91
Granted	47	81	40	385	326	257
Forfeited	(12)	(9)	(10)	306	239	158
Exercised	(63)	(304)	(57)	139	65	110
Expired	(1)	(1)	(4)	247	163	78
Outstanding at 31 March	197	226	459	287	226	102
Exercisable at 31 March	–	–	2	140	74	111

The weighted average share price for all options exercised during 2015/16 was 463p (2014/15: 382p, 2013/14: 356p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2016.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life
2016	156p – 280p	204p	31	10 months
2017	168p – 359p	233p	49	22 months
2018	249p – 423p	315p	34	34 months
2019	319p – 376p	320p	54	46 months
2020	376p	376p	29	58 months
Total		287p	197	34 months

102	BT plc
Annual Report & Form 20-F 2016

20.    Share-based payments continued

Executive share plans

Movements in executive share plan awards during 2015/16 are shown below:

	Number of shares (millions)
	ISP	DBP	Total
At 1 April 2015	57	11	68
Awards granted	14	2	16
Awards vested	(17)	(5)	(22)
Awards lapsed	(12)	–	(12)
Dividend shares reinvested	1	–	1
At 31 March 2016	43	8	51

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2015/16, 2014/15 and 2013/14.

	2016		2015		2014
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP
Weighted average fair value	81p	364p	82p	309p	61p	269p
Weighted average share price	454p	451p	387p	393p	310p	315p
Weighted average exercise price	385p	n/a	326p	n/a	257p	n/a
Expected dividend yield	3.2% – 3.7%	n/a	3.5% – 3.8%	n/a	3.9% – 5.6%	n/a
Risk free rates	0.7% – 1.6%	0.7%	1.2% – 2.0%	1.2%	0.7% – 1.5%	0.7%
Expected volatility	19.7% – 22.7%	22.0%	22.2% – 24.9%	24.3%	23.3% – 31.9%	32.0%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the grant date. The weighted average share price for DBP awards granted in 2015/16 was 451p (2014/15: 393p, 2013/14: 315p).

21.    Investments

At 31 March	2016 £m	2015 £m
Non-current assets
Available-for-sale	39	36
Amounts owed by ultimate parent company	1,409	1,307
Amounts owed by parent company	10,510	18,263
Fair value through profit or loss	7	8
	11,965	19,614
Current assets
Available-for-sale	2,878	3,133
Amounts owed by ultimate parent company	26	3
Amounts owed by parent company	327	45
Loans and receivables	40	390
	3,271	3,571

Loans and receivables are held on the balance sheet at amortised cost and this approximates fair value. Loans and receivables consist of investments in term deposits denominated in Sterling of £10m (2014/15: £360m) and in US Dollars of £30m (2014/15: £30m).

Notes to the consolidated financial statements	103

21.    Investments continued

Fair value hierarchy At 31 March 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale investments	24	2,878	15	2,917
Fair value through profit or loss	7	–	–	7
Total	31	2,878	15	2,924

At 31 March 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale investments	26	3,133	10	3,169
Fair value through profit or loss	8	–	–	8
Total	34	3,133	10	3,177

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities

Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation method.

Level 2 balances classified as available-for-sale consist of investments in liquidity funds denominated in Sterling of £2,430m (2014/15: £2,784m) and in Euros of £448m (2014/15: £349m).

Level 3 balances consist of available-for-sale investments of £15m (2014/15: £10m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value.

22.    Cash and cash equivalents

At 31 March	2016 £m	2015 £m
Cash at bank and in hand	394	330
Cash equivalents
Loans and receivables
US deposits	44	28
UK deposits	20	28
Other deposits	32	43
Total cash equivalents	96	99
Total cash and cash equivalents	490	429
Bank overdrafts (note 23)	(38)	(27)
Cash and cash equivalents per the cash flow statement	452	402

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on those bank accounts.

The group’s cash and cash equivalents included restricted cash of £101m (2014/15: £143m), of which £99m (2014/15: £140m) was held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £2m (2014/15: £3m) was held in escrow accounts.

Cash and cash equivalents are classified as loans and receivables and are held on the balance sheet at amortised cost which equates to fair value.

104	BT plc
Annual Report & Form 20-F 2016

23.    Loans and other borrowings

Capital management policy

The capital structure is managed by BT Group plc, the ultimate parent of the group.

Its capital management policy is set out in the Report of the Directors on page 56.

Loans and borrowings

At 31 March	2016 £m	2015 £m
2.00% US$750m bond due June 2015[a]	–	508
6.50% €1,000m bond due July 2015[a]	–	758
1.625% US$600m bond due June 2016[a]	419	406
8.50% £683m bond due December 2016 (minimum 7.50%c)	696	695
1.25% US$500m bond due February 2017[a]	348	337
3.5% €500m bond due February 2017[a]	398	–
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	775	750
3.5% €600m bond due August 2018[a]	510	–
2.35% US$800m bond due February 2019[a]	558	541
4.38% £400m bond due March 2019	464	–
1.125% €1,000m bond due June 2019	800	730
8.625% £300m bond due March 2020	300	299
0.625% €1,500m bond due March 2021[a]	1,190	–
1.125% €1,100m bond due March 2023[a]	873	–
3.50% £250m index linked bond due April 2025	396	392
1.75% €1,300m bond due March 2026[a]	1,032	–
5.75% £600m bond due December 2028[b]	741	751
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%c)	1,910	1,850
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	12,457	9,064
Finance leases	240	238
LIBOR+ 0.95% £438m syndicated loan facilities due April 2016	438	–
2.21% £350m bank loan due December 2017	354	–
Acquisition facility	181	–
Other loans	561	439
Bank overdrafts (note 22)	38	27
Amounts due to ultimate parent company[d]	1,024	1,004
Total other loans and borrowings	2,596	1,470
Total loans and borrowings	15,293	10,772

[a]	Designated in a cash flow hedge relationship.
[b]	Designated in a fair value hedge relationship in 2014/15, de-designated in 2015/16.
[c]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[d]	Amounts due to ultimate parent company are denominated in Sterling and incur a floating rate of interest based on LIBOR.

Notes to the consolidated financial statements	105

23.    Loans and other borrowings continued

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried in the group balance sheet and table above at amortised cost. The fair value of listed bonds and other long-term borrowings is £14,500m (2014/15: £10,919m) and the fair value of finance leases is £290m (2014/15: £273m).

The fair value of the group’s bonds and other long-term borrowings is estimated on the basis of quoted market prices, based on the same or similar issues, where they exist. Where the same or similar issues do not exist, the fair value is estimated based on the calculation of future cash flows using blended discount rates in effect at the balance sheet date.

The carrying amount of other loans and bank overdrafts equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 March	2016 £m	2015 £m
Current liabilities
Listed bonds	2,013	1,422
Finance leases	8	13
Syndicated facilities	619	–
Other loans and bank overdrafts	597	465
Amount due to ultimate parent company	20	2
Total current liabilities	3,257	1,902
Non-current liabilities
Listed bonds	10,444	7,642
Finance leases	232	225
Bank loans	354	–
Other loans and borrowings	2	1
Amounts due to ultimate parent company	1,004	1,002
Total non-current liabilities	12,036	8,870
Total	15,293	10,772

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2016 and 2015 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £14,264m (2014/15: £10,078m) and repayments fall due as follows:

	2016			2015
At 31 March	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m
Within one year, or on demand	3,257	(252)	3,005	1,902	(152)	1,750
Between one and two years	1,632	(216)	1,416	1,431	(48)	1,383
Between two and three years	1,488	(72)	1,416	1,251	(191)	1,060
Between three and four years	1,104	18	1,122	549	(51)	498
Between four and five years	1,200	(26)	1,174	1,033	89	1,122
After five years	6,433	(302)	6,131	4,463	(198)	4,265
Total due for repayment after more than one year	11,857	(598)	11,259	8,727	(399)	8,328
Total repayments	15,114	(850)	14,264	10,629	(551)	10,078
Fair value adjustments[a]	179			143
Total loans and other borrowings	15,293			10,772

[a]	In 2015/16 includes a £49m adjustment to EE long-term debt on acquisition to reflect it at fair value.

106	BT plc
Annual Report & Form 20-F 2016

23.    Loans and other borrowings continued

Obligations under finance leases are analysed as follows:

	2016	2015	2016	2015
	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m
Amounts payable under finance leases:
Within one year	13	29	8	13
In the second to fifth years inclusive	107	101	53	46
After five years	270	269	179	179
	390	399	240	238
Less: future finance charges	(150)	(161)	–	–
Total finance lease obligations	240	238	240	238

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

24.    Finance expense and income

Year ended 31 March	2016 £m	2015 £m	2014 £m
Finance expense
Interest on:
Financial liabilities at amortised cost	489	516	560
Finance leases	14	15	16
Derivatives	11	7	13
Fair value movements:
Bonds designated as hedged items in fair value hedges	–	82	(47)
Derivatives designated as hedging instruments in fair value hedges	–	(82)	47
Derivatives not in a designated hedge relationship	(5)	7	(2)
Reclassification of cash flow hedge from other comprehensive income	3	26	9
Unwinding of discount on provisions	8	8	8
Interest payable on ultimate parent company borrowings	20	2	–
Finance expense	540	581	604
Less: interest capitalised[a]	–	(2)	(1)
Total finance expense before specific items	540	579	603
Specific items (note 8)	229	299	235
Total finance expense	769	878	838
[a] No interest was capitalised in 2015/16. Interest was capitalised at a weighted average rate of 6.0% in 2014/15 and 6.1% in 2013/14.

Year ended 31 March	2016 £m	2015 £m	2014 £m
Finance income
Interest on available-for-sale investments	8	8	5
Interest on loans and receivables	6	9	7
Other interest and similar income	23	–	–
Interest income on loans to immediate and ultimate parent company	352	218	208
Total finance income	389	235	220

Year ended 31 March	2016 £m	2015 £m	2014 £m
Net finance expense before specific items	151	344	383
Specific items (note 8)	229	299	235
Net finance expense	380	643	618

Notes to the consolidated financial statements	107

25.    Financial instruments and risk management

Risk management is performed by BT Group plc, the ultimate parent company.

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as the group’s exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk.

Treasury policy

Treasury policy is set by the BT Group plc Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The BT Group plc Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the Chairman, the Chief Executive or the Group Finance Director BT Group plc.

There has been no change in the nature of the group’s risk profile between 31 March 2016 and the date of approval of these financial statements.

Interest rate risk management

Management policy

Interest rate risk arises primarily from the group’s long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rate, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

The group’s policy, as set by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the BT Group plc Group Finance Director, Director of Treasury and Risk Management or the BT Group Treasurer who each have been delegated such authority from the BT Group plc Board.

Hedging strategy

In order to manage the group’s interest rate profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates.

The BT Group plc Board’s policy for foreign exchange risk management defines the types of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions.

Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the BT Group plc Group Finance Director, Director of Treasury and Risk Management or the BT Group Treasurer who have been delegated such authority by the BT Group plc Board.

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps.

The group also enters into forward currency contracts to hedge foreign currency, capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

108	BT plc
Annual Report & Form 20-F 2016

25.    Financial instruments and risk management continued

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

	2016			2015
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	11,417	2,253	13,670	7,601	1,995	9,596
Euro	–	594	594	–	482	482
Total	11,417	2,847	14,264	7,601	2,477	10,078
Ratio of fixed to floating	80%	20%	100%	75%	25%	100%
Weighted average effective fixed interest rate – Sterling	6.0%			6.3%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

Sensitivity analysis

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

• for interest, a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies; and

• for foreign exchange, a 10% strengthening/weakening in Sterling against other currencies.

The impact on the group’s annual net finance expense of a 1% increase in interest rates would be a decrease of £123m (2014/15: £200m). The impact on equity, before tax, of a 1% increase in interest rates is as detailed below:

At 31 March	2016 £m Increase (Reduce )	2015 £m Increase (Reduce )
Sterling interest rates	626	428
US Dollar interest rates	(374)	(400)
Euro interest rates	(263)	(34)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

The group’s exposure to foreign exchange volatility in the income statement, after hedging, and within shareholders’ equity (excluding translation exposures) was insignificant in both 2015/16 and 2014/15.

Credit ratings

The group’s December 2030 bond contains covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £1.9bn at 31 March 2016, the group’s finance expense would increase/decrease by approximately £9m a year if BT’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.

The group’s credit ratings were as detailed below:

	2016		2015
At 31 March	Rating	Outlook	Rating	Outlook
Rating agency
Standard & Poor’s	BBB	Positive	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Positive

Notes to the consolidated financial statements	109

25.    Financial instruments and risk management continued

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short-, medium- and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short- and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2016 is disclosed in note 23. The group has term debt maturities of £1.9bn in 2016/17.

Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the BT Group plc Board. The group holds cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2016 the group had undrawn committed borrowing facilities of £1.5bn (2014/15: £1.5bn) maturing in September 2020 with the option to renew to September 2021.

Maturity analysis

The following table provides an analysis of the remaining contractually-agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities

At 31 March 2016	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	3,059	513	5,218	50	8,840
Between one and two years	1,632	435	–	30	2,097
Between two and three years	1,488	357	–	25	1,870
Between three and four years	1,104	343	–	15	1,462
Between four and five years	1,200	308	–	16	1,524
After five years	6,433	2,885	–	326	9,644
	14,916	4,841	5,218	462	25,437
Interest payments not yet accrued	–	(4,643)	–	–	(4,643)
Fair value adjustment[a]	179	–	–	–	179
Impact of discounting	–	–	–	(166)	(166)
Carrying value on the balance sheet[b]	15,095	198	5,218	296	20,807

At 31 March 2015	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	1,706	515	3,805	32	6,058
Between one and two years	1,431	458	–	19	1,908
Between two and three years	1,251	392	–	15	1,658
Between three and four years	549	315	–	15	879
Between four and five years	1,033	302	–	13	1,348
After five years	4,463	2,973	–	218	7,654
	10,433	4,955	3,805	312	19,505
Interest payments not yet accrued	–	(4,759)	–	–	(4,759)
Fair value adjustment	143	–	–	–	143
Impact of discounting	–	–	–	(104)	(104)
Carrying value on the balance sheet[a]	10,576	196	3,805	208	14,785

[a]	Includes a £49m adjustment to EE’S long-term debt on acquisition to reflect it at fair value.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

110	BT plc
Annual Report & Form 20-F 2016

25.    Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

Derivative financial liabilities

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
	Net	Gross settled	Gross settled		Net	Gross settled	Gross settled
	settled	outflows	inflows	Total	settled	outflows	inflows	Total
At 31 March 2016	£m	£m	£m	£m	£m	£m	£m	£m
Due within one year	268	263	(250)	281	91	263	(250)	104
Between one and two years	386	38	(27)	397	88	38	(27)	99
Between two and three years	371	38	(27)	382	88	38	(27)	99
Between three and four years	60	838	(836)	62	90	838	(836)	92
Between four and five years	81	17	(18)	80	84	17	(18)	83
After five years	–	165	(180)	(15)	725	165	(180)	710
Total[b]	1,166	1,359	(1,338)	1,187	1,166	1,359	(1,338)	1,187

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
	Net	Gross settled	Gross settled		Net	Gross settled	Gross settled
	settled	outflows	inflows	Total	settled	outflows	inflows	Total
At 31 March 2015	£m	£m	£m	£m	£m	£m	£m	£m
Due within one year	215	1,421	(1,292)	344	88	1,320	(1,179)	229
Between one and two years	471	39	(26)	484	109	42	(30)	121
Between two and three years	273	38	(26)	285	92	42	(30)	104
Between three and four years	177	38	(26)	189	94	42	(30)	106
Between four and five years	48	838	(749)	137	111	842	(753)	200
After five years	–	390	(394)	(4)	690	476	(491)	675
Total[b]	1,184	2,764	(2,513)	1,435	1,184	2,764	(2,513)	1,435

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables.

For treasury-related balances, the BT Group plc Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. Action is taken, where appropriate and cost effective if counterparties, in respect of existing transactions fall below the permitted criteria.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty, and in response to market conditions, up to the maximum allowable limit set by the Board.

Operational management policy

The group’s credit policy for trading-related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers are assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, the group may endeavour to minimise risks by requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2016 £m	2015 £m
Derivative financial assets		1,639	1,329
Investments	21	15,236	23,185
Trade and other receivables[a]	16	2,956	2,264
Cash and cash equivalents	22	490	429
		20,321	27,207

[a]	The carrying amount excludes £233m (2014/15: £184m) of non-current trade and other receivables which relate to non-financial assets, and £1,116m (2014/15: £876m) of prepayments and other receivables.

Notes to the consolidated financial statements	111

25.    Financial instruments and risk management continued

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2016 £m	2015 £m
Aa2/AA and above	2,878	3,133
Aa3/AA–	120	206
A1/A+	64	248
A2/Aa	939	793
A3/A–	160	121
Baa1/BBB+	492	439
Baa2/BBB and below	–	11
	4,653	4,951

[a]	The group holds cash collateral of £553m (2014/15: £437m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 17, which analyses outstanding balances by line of business.

Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, the group has entered into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group has also entered into credit support agreements with certain swap counterparties whereby, on a weekly and monthly basis, the fair value position on notional £1,882m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £79m (2014/15: cash inflow of £297m). The collateral paid and received is recognised within current asset investments and loans and other borrowings, respectively.

Offsetting of financial instruments

The table below shows the group’s financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
			Amounts	Right of
			presented in	set off with
	Gross	Amounts	the balance	derivative	Cash	Net
Financial assets and liabilities	amounts	set off	sheet	counterparties	collateral	amount
At 31 March 2016	£m	£m	£m	£m	£m	£m
Derivative financial assets	1,639	–	1,639	(456)	(553)	630
Derivative financial liabilities	(911)	–	(911)	456	40	(415)
Cash and cash equivalents	636	(146)	490	–	–	490
Bank overdrafts	(184)	146	(38)	–	–	(38)
Total	1,180	–	1,180	–	(513)	667

				Related amounts not set off in the balance sheet
			Amounts	Right of
			presented in	set off with
	Gross	Amounts	the balance	derivative	Cash	Net
Financial assets and liabilities	amounts	set off	sheet	counterparties	collateral	amount
At 31 March 2015	£m	£m	£m	£m	£m	£m
Derivative financial assets	1,329	–	1,329	(603)	(437)	289
Derivative financial liabilities	(1,095)	–	(1,095)	603	30	(462)
Cash and cash equivalents	583	(154)	429	–	–	429
Bank overdrafts	(181)	154	(27)	–	–	(27)
Total	636	–	636	–	(407)	229

Cash and cash equivalents and bank overdrafts include amounts set off of £146m (2014/15: £154m) as part of a master netting agreement with Barclays Bank Plc. Balances held within this arrangement are pooled and interest is paid or received on the net balance.

112	BT plc
Annual Report & Form 20-F 2016

25.    Financial instruments and risk management continued

Derivatives

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Derivatives At 31 March 2016	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	166	1,158	40	618
Other	11	304	8	245
Total derivatives	177	1,462	48	863

Derivatives At 31 March 2015	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

All derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 21, with the exception of a derivative energy contract which is classified at Level 3. On initial recognition of this derivative energy contract a gain was deferred. At 31 March 2016 the amount deferred and not yet recognised in the income statement was £nil (2014/15: £14m). The fair value of the energy derivative at 31 March 2016 was £nil. It has been valued using assumptions on volumes, inflation and energy prices.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro- and US Dollar-denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US Dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 23).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

All cash flow hedges were effective in the period. See note 26 for details of the movements in the cash flow hedge reserve.

Fair value hedges

In 2014/15 fair value hedges consisted of interest rate swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates. These were de-designated on 1 April 2015.

Gains and losses arising on fair value hedges are disclosed in note 24.

Other derivatives

The group’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

Notes to the consolidated financial statements	113

26.    Other reserves

	Other comprehensive income
	Cash flow reserve £m [a]	Available-for- sale reserve £m [b]	Translation reserve £m [c]	Merger and other reserves £m	[d]	Total other reserves £m
At 1 April 2013	180	38	423	858		1,499
Exchange differences	–	–	(176)	–		(176)
Net fair value loss on cash flow hedges	(528)	–	–	–		(528)
Recognised in income and expense	384	–	–	–		384
Fair value movement on available-for-sale assets	–	(27)	–	–		(27)
Tax recognised in other comprehensive income	6	–	(2)	–		4
At 1 April 2014	42	11	245	858		1,156
Exchange differences	–	–	5	–		5
Net fair value gain on cash flow hedges	207	–	–	–		207
Recognised in income and expense	(218)	–	–	–		(218)
Fair value movements on available-for-sale assets	–	7	–	–		7
Tax recognised in other comprehensive income	24	–	13	–		37
At 1 April 2015	55	18	263	858		1,194
Exchange differences[e]	–	–	49	–		49
Net fair value gain on cash flow hedges	381	–	–	–		381
Recognised in income and expense	(230)	–	–	–		(230)
Fair value movements on available-for-sale assets	–	(2)	–	–		(2)
Tax recognised in other comprehensive income	(33)	–	38	–		5
At 31 March 2016	173	16	350	858		1,397

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £255m (2014/15: net charge of £244m, 2013/14: net credit of £374m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[c]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[d]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, British Telecommunications plc.
[e]	Excludes £3m of exchange differences in relation to retained earnings attributed to non-controlling interest.

27.    Directors’ emoluments and pensions

For the year ended 31 March 2016 the aggregate emoluments of the directors excluding deferred bonuses of £306,000 (2014/15: £355,000) was £2,091,000 (2014/15: £2,177,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years’ time subject to continuous employment.

Retirement benefits were accruing to one director (2014/15: one) under a money purchase scheme.

During the year one director exercised options (2014/15: one) under BT Group plc share option plans. Three directors who held office for the whole or part of the year (2014/15: three) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares which vested to directors during the year under BT long-term incentive plans was £4,008,000 (2014/15: £3,512,000).

The emoluments of the highest paid director excluding his deferred bonus of £196,000 (2014/15: £238,000) were £1,260,000 (2014/15: £1,321,000). He is entitled to receive 1,608,543 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met.

Included in the above aggregate emoluments are those of Tony Chanmugam who is also a director of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by him between his services as director of the company and his services as director of BT Group plc.

The emoluments of the directors are calculated in accordance with the relevant statutory provisions applicable to the company.

114	BT plc
Annual Report & Form 20-F 2016

28.    Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. Compensation of key management personnel is disclosed in note 5.

Amounts paid to the group’s retirement benefit plans are set out in note 19.

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares, the exercise of share options and the issuance of ordinary shares. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A dividend of £1,450m (2014/15: £1,200m) was settled on 13 May 2015 with the parent company in relation to the year ended 31 March 2015. See note 10 and the group statement of changes in equity. A dividend of £2,350m has been declared in relation to the year ended 31 March 2016. This was declared after 31 March 2016 so no liability (amount owed to parent company) is recorded in these financial statements.

The loan facilities with both the parent company and ultimate parent company accrue interest at a rate of LIBOR plus 102.5 basis points, and are subject to an overall maximum of £25bn and £10bn respectively. The parent company currently finances its obligations on the loan as they fall due through dividends paid by the company.

On 12 February 2015 the ultimate parent company raised £1.0bn from an equity placing and entered into an additional intercompany loan agreement with British Telecommunications plc for this amount. This amount was raised to support BT Group plc’s planned acquisition of EE. Transaction costs of £26m relating to the planned acquisition were incurred by British Telecommunications plc in 2014/15.

Refer to note 13 for further details on the EE acquisition. The net impact of the overall transaction primarily resulted in a reduction in the non-current loan receivable from our immediate parent company to £10,510m at 31 March 2016.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is set out below:

		2016			2015
	Notes	Asset (liability at 31 March £m )	Finance income (expense £m	)	Asset (liability at 31 March £m )	Finance income (expense £m	)
Amounts owed by (to) parent company
Loan facility – non-current assets investments	21, 24	10,510	326		18,263	195
Loan facility – current asset investments	21	327	n/a		45	n/a
Trade and other receivables	16	–	n/a		–	n/a
Trade and other payables	17	(70)	n/a		(41)	n/a
Amounts owed by (to) ultimate parent company
Non-current assets investments	21, 24	1,409	26		1,307	23
Non-current liabilities loans	23	(1,004)	(20)		(1,002)	(2)
Trade and other receivables	16	9	n/a		1	n/a
Current asset investments	21	26	n/a		3	n/a
Current liabilities loans	23	(20)	–		(2)	–
Trade and other payables	17	–	n/a		(5)	n/a

Notes to the consolidated financial statements	115

29.    Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2016 £m	2015 £m
Capital commitments	922	507
Other commitments	481	–
Device purchase commitments	260	–
Programme rights commitments	2,026	2,512
Total	3,689	3,019

At 31 March 2016 programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2016 £m	2015 £m
Payable in the year ending 31 March:
2016	–	427
2017	669	401
2018	641	392
2019	592	377
2020	545	365
2021	500	356
Thereafter	4,641	4,206
Total future minimum operating lease payments	7,588	6,524

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 16 years (2014/15: 17 years) and rentals are fixed for an average of 16 years (2014/15: 17 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2016 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

Under the Broadband Delivery UK programme, grants received by the group may be subject to reinvestment or repayment to the customer depending on the level of take-up.

The group has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group.

30.    Subsequent events

From 1 April 2016, the group has reorganised and the reporting segments will change. The group will have the following six customer-facing lines of business:

•	BT Global Services has been renamed Global Services and is focused on multinational customers;
•	BT Business has become Business and Public Sector and includes the UK corporate and public sector operations from BT Global Services as well as EE’s business division;
•	BT Consumer remains a separate segment, renamed Consumer;
•	EE’s consumer division is a separate segment;
•	BT Wholesale has become Wholesale and Ventures and includes EE’s MVNO operations and certain specialist businesses that were previously in the BT Business segment; and
•	Openreach.

In addition, EE’s technology team has been brought together with BT TSO to create a mobile technology unit.

116	BT plc
Annual Report & Form 20-F 2016

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF BRITISH TELECOMMUNICATIONS PLC

Report on the parent company financial statements

Our opinion

In our opinion, British Telecommunications plc’s parent company financial statements (the financial statements):

•	give a true and fair view of the state of the parent company’s affairs as at 31 March 2016;
•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

British Telecommunications plc’s financial statements comprise:

•	the parent company balance sheet as at 31 March 2016;
•	the parent company statement of changes in equity for the year then ended;
•	the parent company accounting policies for the year then ended; and
•	the notes to the financial statements which include other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’, and applicable law (United Kingdom Generally Accepted Accounting Practice).

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 59, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (ISAs (UK & Ireland)). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report & Form 20-F 2016 to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the group financial statements of British Telecommunications plc for the year ended 31 March 2016.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

12 May 2016

Financial statements of British Telecommunications plc	117

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC
BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

1.    Accounting basis

The term ‘company’ refers to British Telecommunications plc. These separate financial statements of the company are presented as required by the Companies Act 2006.

The company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100). Accordingly, in the year ended 31 March 2016 the company has undergone transition from reporting under previous UK GAAP (United Kingdom Generally Accepted Accounting Practice) to Financial Reporting Standard 101 (FRS 101) ‘Reduced Disclosure Framework’. These financial statements have been prepared in accordance with FRS 101.

FRS 101 incorporates, with limited amendments, International Financial Reporting Standards (IFRS). See below for information on how the company has adopted FRS 101.

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

Exemptions

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

The company has applied the exemptions available under FRS 101 in respect of the following disclosures:

•	The requirements of paragraphs 6 and 21 of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to present an opening statement of financial position at the date of transition.
•	The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 ‘Share-based Payments’ in relation to group-settled share-based payments.
•	The requirements of paragraphs 62, B64(d), B64(e), B64(g), B64(h), B64(j) to B64(m), B64(n)(ii), B64(o)(ii), B64(p), B64(q) (ii), B66 and B67 of IFRS 3 ‘Business Combinations’.
•	The requirements of IFRS 7 ‘Financial Instruments: Disclosures’.
•	The requirements of paragraphs 91 to 99 of IFRS 13 ‘Fair Value Measurement’.
•	The requirement in paragraph 38 of IAS 1 ‘Presentation of Financial Statements’ to present comparative information in respect of:

(i) paragraph 79(a)(iv) of IAS 1 ‘Presentation of Financial Statements’;

(ii) paragraph 73(e) of IAS 16 ‘Property, Plant and Equipment’.

(iii) paragraph 118(e) of IAS 38 ‘Intangible Assets’.

•	The following paragraphs of IAS 1 ‘Presentation of Financial Statements’:
–	10(d) (statement of cash flows);
–	10(f) (third statement of financial position);
–	16 (statement of compliance with all IFRS);
–	38A (requirement for minimum of two primary statements including cash flow statements);
–	38B-D (additional comparative information);
–	40A-D (third statement of financial position);
–	111 (cash flow statement information); and
–	134 to 136 (capital management disclosures).
•	The requirements of IAS 7 ‘Statement of Cash Flows’.
•	The requirements of paragraph 17 of IAS 24 ‘Related Party Disclosures’.
•	The requirements in IAS 24 ‘Related Party Disclosures’ to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.
•	The requirements of paragraphs 130(f)(ii), 130(f)(iii), 134(d) to 134(f) and 135(c) to 135(e) of IAS 36 ‘Impairment of Assets’.
•	Paragraph 30 and 31 of IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued and is not yet effective).

The company intends to continue to take advantage of these exemptions in future years.

Where required, equivalent disclosures have been given in the group accounts of BT Group Plc, the ultimate parent company.

Transition to FRS 101

The accounting policies set out on pages 119 to 123 have been applied in preparing the financial statements for the year ended 31 March 2016, the comparative information for the year ended 31 March 2015 and the preparation of an opening balance sheet at 1 April 2014, the company’s date of transition.

In preparing its opening FRS 101 balance sheet, the company has made adjustments to amounts previously reported in its financial statements under UK GAAP. An explanation of how the transition from previous UK GAAP to FRS 101 has affected the company’s financial position is set out below.

	Notes	31 March 2015 £m	31 March 2014 £m
Total equity under previous UK GAAP		16,358	15,950
Adjustments to comply with FRS 101:
Leases	a	(88)	(88)
Deferred tax	a,b	78	225
Goodwill	c	225	203
		16,573	16,290

The impact of the FRS 101 transition on previously reported profit and other comprehensive income under UK GAAP is as below.

	Notes	31 March 2015 £m
Profit for the year under previous UK GAAP		2,510
Adjustments to comply with FRS 101:
Interest income	d	(214)
Other operating costs	d	(41)
Deferred tax	d	50
Tax on share-based payments	b	(202)
Goodwill amortisation	c	22
Profit for the year restated		2,125

Actuarial losses as reported		(1,245)
Pension FRS101 actuarial adjustment	d	256
Actuarial losses restated		(989)
Tax on actuarial losses as reported		258
Deferred tax	d	(50)
Tax on actuarial losses as restated		208
Total comprehensive income as restated		1,344

a) Lease adjustments

There are six ‘core property’ leases the company holds which are classified as operating leases under previous UK GAAP. Under FRS 101, the lease classification is determined separately for land and buildings. This has resulted in the building element of the leases being classified as finance leases. Land continues to be classified as operating leases.

The six core properties were sold in 2001 under a sale and leaseback arrangement. Under previous UK GAAP the gain on sale was recognised at the point of the transaction as all the leases were operating leases. On transition to FRS 101 the gain on the properties has been deferred and spread over the lease term.

118	BT plc
Annual Report & Form 20-F 2016

As a result, tangible assets have increased by £55m to recognise the finance-leased assets, offset by a £143m increase in non-current liabilities to reflect the finance lease creditor and remaining deferred gain. These adjustments reduced equity by £88m on transition to FRS 101 with a corresponding increase in the deferred tax asset of £17m.

b) Deferred tax on share-based payments

Typically, the UK tax regime provides for a deduction against corporation tax when share options are exercised. The deduction available is equal to the intrinsic value of the share options at the date they are exercised. Deferred tax arises because of the timing difference between the recognition of the accounting charge over the scheme duration and when the tax deduction is allowed.

FRS 101 requires a deferred tax asset to be recognised for deductible temporary differences associated with equity-settled share-based payments with any deferred tax credit allocated between profit or loss and equity. Previous UK GAAP did not permit any further recognition of deferred tax assets in equity. As a result, on transition to FRS 101, an additional deferred tax asset of £208m was recognised with a corresponding increase in equity.

c) Goodwill

Under FRS 101 goodwill is not amortised, but it is subject to an impairment test annually. Under previous UK GAAP goodwill was amortised on a systematic basis over its useful life, which was considered to be a maximum of 20 years if a more reliable estimate of useful life was not determined. The adjustment to the valuation of intangible assets reflects the application of IFRS 1 Appendix D17 which requires a parent adopting FRS 101 in its parent company accounts later than in the consolidated accounts, to measure goodwill on the same basis as the consolidated accounts. An increase of £203m has been made in the opening balance sheet to align the carrying value of goodwill with the value in the consolidated accounts.

d) Pension liability

Under FRS 101, pension plan administration costs are recognised in the profit and loss account, whereas under previous UK GAAP these were recognised directly in equity. On transition operating costs increased by £41m. In addition, the expected return on plan assets and interest on plan liabilities were replaced by a single net interest amount calculated on the net pension obligation using the discount rate. Net finance income on pensions has therefore decreased by £214m, offset by an increase in the deferred tax asset. There was no change to the net assets of the company as result.

e) Other presentational changes

Previous UK GAAP required that an entity disclosed its pension liability net of any associated deferred tax whereas under FRS 101 these are not offset against the pension liability. On transition a deferred tax asset of £1,373m has been shown separately from the pension liability. There was no change to the net assets of the company as a result.

Under previous UK GAAP, all software development costs were accounted for as tangible fixed assets. Under FRS 101 computer software integral to the related hardware is classified as tangible fixed assets; while computer software not integral to the related hardware is classified as an intangible asset. On transition, £1,285m of software has been reclassified from tangible to intangible fixed assets because the software is not integral to any related hardware. There was no change to the net assets of the company as a result.

2.     Critical accounting estimates and key judgements

The preparation of financial statements in conformity with FRS 101 requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the company’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. Judgements are required in assessing whether a contract becomes onerous and include a consideration of the lifetime profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The company performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

–	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.

–	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.

–	The status of commercial relations with customers and the implication for future revenue and cost projections.

–	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set-up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 6.

Pension obligations

BT has a commitment, to pay pension benefits to over 300,000 people over a period of more than 70 years mainly through the BTPS. The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including such factors as the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2016, the key financial assumptions used to measure the obligation, the sensitivity of the pension liability at 31 March 2016 and of the profit and loss charge in 2016/17 to changes in these assumptions are disclosed in note 14.

Financial statements of British Telecommunications plc	119

Useful lives for tangible fixed assets and software

The plant and equipment in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the company.

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the company’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2015 had no significant impact in aggregate on the results for the year ended 31 March 2016.

The carrying values of software and tangible fixed assets are disclosed in notes 1 and 2. The useful lives applied to the principal categories of assets are disclosed on page 120.

Provisions and contingent liabilities

As disclosed in note 10, the company’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims, litigation and regulatory risks.

Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with the on-going activities of the entity.

In respect of claims, litigation and regulatory risks, the company provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercised judgement in measuring the exposures to contingent liabilities (see note 13) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the financial statements.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

Deferred tax assets are only recognised when management believe they will be recovered against future taxable profits, including the future release of deferred tax liabilities. In making this assessment, management uses the expectations of future revenue growth, operating costs, and profit margins assumed in the latest financial plans. Management also considers whether transfer pricing arrangements have been explicitly agreed with local tax authorities.

Changes in assumptions which underpin the company’s forecast could have an impact on the amount of future taxable profits and could have an impact on the period over which any deferred tax asset would be recovered.

Government grants relating to Broadband Delivery UK (BDUK) contracts

The company receives government grants in relation to the BDUK programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have a potential obligation to either re-invest or repay grant funding. Where this is the case, management assesses and defers the income.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Judgements are required in assessing the recoverability of overdue trade receivables and whether a provision for doubtful debts may be required.

Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

3.     Significant accounting policies

Post retirement benefits

The company’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit pension obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The profit and loss account charge is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the retirement obligations recognised in the company’s balance sheet. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.

The company also operates defined contribution pension schemes and the profit and loss account charge represents the contributions payable for the year.

Tangible fixed assets

Tangible fixed assets are included at historical cost, net of accumulated depreciation, and any impairment charges. On disposal of tangible fixed assets, the difference between

120	BT plc
Annual Report & Form 20-F 2016

the sale proceeds and the net book value at the date of disposal is recorded in operating costs in the profit and loss account.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials, and directly attributable overheads.

Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 to 50 years
Short term leasehold improvements	Shorter of 10 years or
lease term
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the
shorter
Network infrastructure
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years
Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 10 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the company at which the goodwill is monitored for internal management purposes.

Intangible assets

Telecommunications licences

Telecommunications licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The company’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the company’s customers. See Research and Development on page 11.

Impairment of fixed assets and intangible assets

Fixed assets and intangible assets are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount might not be recoverable.

When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the continued use of the asset, and the fair value less cost to sell. Impairment losses are recognised in the profit and loss account.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 13. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the profit and loss account.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the profit and loss account over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the company’s policy for impairment of fixed assets, intangible assets and goodwill set out above.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the first in first out (FIFO) cost method.

Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or the cost to exit the contract.

Financial statements of British Telecommunications plc	121

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. The company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the company establishes provisions where appropriate on the basis of the amounts expected to be paid to the tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the company’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the taxable entity where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to the BDUK programme and other rural superfast broadband contracts are accounted for as described under ‘Critical accounting estimates and key judgements’.

Once a government grant is recognised, any related contingent liability or contingent asset is treated in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

Research and development

Research expenditure is recognised in the profit and loss account in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the profit and loss account in the period in which it is incurred unless it is probable that economic benefits will flow to the company from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of tangible fixed assets where the company holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Share-based payments

The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based arrangements, as detailed in note 20 to the BT plc consolidated financial statements, under which the company receives services from employees as consideration for equity instruments (share options and shares) of BT Group plc.

Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the company’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the profit and loss account. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the profit and loss account (reversing the previously recognised charges) in the year in which they lapse or are forfeited.

Fixed asset investments

Fixed asset investments are stated at cost net of permanent diminution in value.

Financial instruments

Financial assets

Financial assets at fair value through profit and loss

A financial asset is classified in this category if it is either acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets

122	BT plc
Annual Report & Form 20-F 2016

at fair value through profit and loss are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account. Any direct transaction costs are recognised immediately in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale. Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account.

Available-for-sale financial assets

Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

Debtors

Financial assets within debtors are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful debts. Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash

Cash comprises cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less.

Impairment of financial assets

The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial liabilities

Creditors

Financial liabilities within creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, are recognised in the profit and loss account.

Financial assets and liabilities at fair value through profit or loss

All of the company’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The company uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account in net finance expense. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either fixed assets or creditors falling due after more than one year.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or no longer qualifies for hedge accounting or the company chooses to end the hedge relationship. The company designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods that the hedged transaction affects the profit and loss account. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the profit and loss. Where ineffectiveness arises on highly probable transactions, it is recognised in the profit and loss account line that most appropriately reflects the nature of the item or transaction.

Financial statements of British Telecommunications plc	123

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the profit and loss account at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

124	BT plc
Annual Report & Form 20-F 2016

PARENT COMPANY BALANCE SHEET

British Telecommunications plc parent company balance sheet

At 31 March	Notes	2016 £m	2015 £m	[a]
Fixed assets
Intangible assets	1	1,934	2,020
Tangible assets	2	13,312	13,041
Derivative financial instruments	17	1,448	1,232
Investments in subsidiary undertakings, associates and joint ventures	3	28,579	29,539
Other investments	4	11,922	19,573
Deferred tax asset	14	1,117	1,477
Total fixed assets		58,312	66,882
Current assets
Programme rights	5	225	118
Stocks		55	51
Debtors	6	2,084	3,128
Derivative financial instruments	17	146	97
Other investments	4	6,948	11,090
Cash[b]		156	190
Total current assets		9,614	14,674
Creditors: amounts falling due within one year
Loans and other borrowings	7	19,464	34,690
Derivative financial instruments	17	30	168
Tax payable		113	80
Provisions	10	97	134
Other creditors	8	4,048	4,325
Total creditors: amounts falling due within one year		23,752	39,397
Net current liabilities		(14,138)	(24,723)
Total assets less current liabilities		44,174	42,159
Creditors: amounts falling due after more than one year
Loans and other borrowings	7	16,544	14,498
Derivative financial instruments	17	863	927
Other creditors	9	1,657	1,468
Total creditors: amounts falling due after more than one year		19,064	16,893
Provisions for liabilities and charges
Deferred taxation	10	954	961
Provisions	10	344	354
Total provisions for liabilities and charges		1,298	1,315
Net assets excluding pension obligation		23,812	23,951
Pension obligation	14	6,052	7,378
Net assets including pension obligation		17,760	16,573
Capital and reserves
Called up share capital		2,172	2,172
Share premium account		8,000	8,000
Other reserves	11	900	783
Profit and loss account		6,688	5,618
Equity shareholders’ funds		17,760	16,573

[a]	Restated for presentation of transition to FRS 101 (see page 117).
[b]	Includes cash of £102m (2014/15: £190m) and cash equivalents of £54m (2014/15: £nil).

The financial statements of the company on pages 117 to 134 were approved by the Board of Directors on 12 May 2016 and were signed on its behalf by

Tony Chanmugam

Director

Financial statements of British Telecommunications plc	125
Parent company statement of changes in equity

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital £m	[a]	Share premium account £m	[b]	Other reserves £m [d]	Retained earnings £m	Total equity £m
At 1 April 2014	2,172		8,000		768	5,350	16,290
Profit for the year[c]	–		–		–	2,125	2,125
Actuarial losses	–		–		–	(989)	(989)
Tax on actuarial losses	–		–		–	208	208
Share-based payments	–		–		–	70	70
Tax on share-based payments	–		–		–	54	54
Tax on items taken directly to equity	–		–		24	–	24
Increase in fair value of cash flow hedges	–		–		207	–	207
Dividends	–		–		–	(1,200)	(1,200)
Recognised in profit and loss account in the year	–		–		(216)	–	(216)
At 1 April 2015	2,172		8,000		783	5,618	16,573
Profit for the year[c]	–		–		–	1,968	1,968
Actuarial gain	–		–		–	742	742
Tax on actuarial gain	–		–		–	(251)	(251)
Share-based payments	–		–		–	47	47
Tax on share-based payments	–		–		–	12	12
Tax on items taken directly to equity	–		–		(31)	–	(31)
Increase in fair value of cash flow hedges	–		–		346	–	346
Dividends	–		–		–	(1,450)	(1,450)
Recognised in profit and loss account in the year	–		–		(198)	–	(198)
Other	–		–		–	2	2
At 31 March 2016	2,172		8,000		900	6,688	17,760

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2016 and 31 March 2015 was £2,172m representing 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
[c]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £1,968m (2014/15: £2,125m) before dividends paid of £1,450m (2014/15: £1,200m).
[d]	A breakdown of other reserves is provided in note 11.

126	BT plc
Annual Report & Form 20-F 2016

NOTES TO THE FINANCIAL STATEMENTS

1.    Intangible fixed assets

	Software £m	Goodwill £m	Telecoms Licences £m	Other £m	Total £m
Cost
At 1 April 2015	4,417	471	202	10	5,100
Additions	356	–	–	–	356
Disposal and adjustments	(67)	–	–	–	(67)
At 31 March 2016	4,706	471	202	10	5,389

Accumulated amortisation
At 1 April 2015	3,080	–	–	–	3,080
Charge for the year	471	–	–	–	471
Disposal and adjustments	(96)	–	–	–	(96)
At 31 March 2016	3,455	–	–	–	3,455

Net book value
At 31 March 2016	1,251	471	202	10	1,934
At 31 March 2015	1,337	471	202	10	2,020

2. Tangible fixed assets
	Land and buildings £m	Network infrastructure £m [a]	Other £m [b]	Assets in course of construction £m	Total £m
Cost
At 1 April 2015	499	41,519	1,148	987	44,153
Additions	–	109	10	1,882	2,001
Transfers	13	1,633	1	(1,647)	–
Disposals and adjustments	70	(769)	(110)	9	(800)
At 31 March 2016	582	42,492	1,049	1,231	45,354
Depreciation
At 1 April 2015	259	29,961	966	–	31,186
Charge for the year	24	1,617	59	–	1,700
Disposals and adjustments[c]	18	(731)	(60)	–	(773)
At 31 March 2016	301	30,847	965	–	32,113
Net book value
At 31 March 2016	281	11,645	84	1,231	13,241
Engineering stores	–	–	–	71	71
Total	281	11,645	84	1,302	13,312
At 31 March 2015[c]	240	11,558	182	987	12,967
Engineering stores	–	–	–	74	74
Total[c]	240	11,558	182	1,061	13,041

At 31 March				2016 £m	2015 £m
The net book value of land and buildings comprised:
Freehold				47	49
Leasehold				234	191
Total net book value of land and buildings				281	240

[a]	The net book value of assets held under finance leases included within network infrastructure at 31 March 2016 was £450m (2014/15: £292m). The depreciation charge on those assets for the year ended 31 March 2016 was £105m (2014/15: £50m). Within network infrastructure are assets with net book value of £7.8bn which have useful economic lives of more than 18 years.
[b]	Other mainly comprises software, computers and motor vehicles.
[c]	Fully depreciated assets in the company’s fixed asset registers were reviewed during the year, as part of the BT Group plc annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £0.7bn.

Notes to the financial statements	127

3.    Investments in subsidiary undertakings, associates and joint ventures

	Subsidiary undertakings £m	Associates and joint ventures £m	Total £m
Cost
At 1 April 2015	40,110	16	40,126
Additions[a,b]	11,283	116	11,399
Disposals[a]	(5,547)	–	(5,547)
At 31 March 2016	45,846	132	45,978
Provisions and amounts written off
At 1 April 2015	10,587	–	10,587
Additions[a]	6,856	–	6,856
Disposals[a]	(44)	–	(44)
At 31 March 2016	17,399	–	17,399
Net book value at 31 March 2016	28,447	132	28,579
Net book value at 31 March 2015	29,523	16	29,539

[a]	Additions and disposals principally arise due to transactions undertaken to simplify our legal entity hierarchy.
[b]	Additions include the acquisition of EE from BT Group plc for a total consideration of £10,971m.

Details of the principal operating subsidiary undertakings are set out on pages 135 to 140.

4.    Other investments

At 31 March	2016 £m	2015 £m
Fixed assets
Available-for-sale assets	3	3
Loans to parent undertakings[a]	11,919	19,570
	11,922	19,573
Current assets
Available-for-sale assets	2,878	3,133
Loans and receivables	30	445
Loans to group undertakings	3,687	7,464
Loans to parent undertakings	353	48
	6,948	11,090

[a]	On 29 January 2016, our ultimate parent company BT Group plc completed the acquisition of EE for a provisional fair value of purchase consideration of £10,971m. Of this amount, BT Group plc paid £3,464m in cash, funded by a loan from the company. Immediately following the completion of the acquisition, BT Group plc hived down its investment in EE to the company at fair value of £10,971m, settled via an intercompany loan. Immediately following the hivedown, the resulting net intercompany balance of £7,507m payable by the company was assigned to its immediate parent.

Available-for-sale current assets consist of investments in AAA rated liquidity funds denominated in Sterling.

Loans and receivables consist of bank deposits totalling £30m (2014/15: £445m), £nil (2014/15: £386m) are denominated in Sterling and £30m (2014/15: £59m) are denominated in US Dollars.

Loans to group and parent undertakings total £15,959m (2014/15: £27,082m). These consist of amounts denominated in Sterling of £13,746m (2014/15: £24,635m), Euros of £1,207m (2014/15: £1,295m), US Dollars of £301m (2014/15: £372m) and other currencies of £705m (2014/15: £780m).

5.    Programme rights

Total £m
At 1 April 2014	107
Additions	341
Amortisation	(330)
At 1 April 2015	118
Additions	651
Amortisation	(544)
At 31 March 2016	225

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 6).

Programme rights commitments are disclosed in note 13.

128	BT plc
Annual Report & Form 20-F 2016

6.    Debtors

At 31 March	2016 £m	2015 £m
Debtors due within one year
Trade debtors	683	669
Amount owed by group undertakings	316	1,193
Amount owed by parent undertakings	5	1
Other debtors	220	297
Accrued income	450	536
Prepayments	315	340
Non-current trade and other receivables[a]	95	92
Total debtors	2,084	3,128

[a]	Primarily represents prepayments and costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

7.    Loans and other borrowings

At 31 March	2016 £m	2015 £m
2.00% US$750m bond due June 2015[a]	–	508
6.50% €1,000m bond due July 2015[a]	–	758
1.625% US$600m bond due June 2016[a]	419	406
8.50% £683m bond due December 2016 (minimum 7.50%c)	696	695
1.25% US$500m bond due February 2017[a]	348	337
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	775	750
2.35% US$800m bond due February 2019[a]	558	541
1.125% €1,000m bond due June 2019	800	730
8.625% £300m bond due March 2020	300	299
0.625% €1,500m bond due March 2021[a]	1,190	–
1.125% €1,100m bond due March 2023[a]	873	–
3.50% £250m index linked bond due April 2025	396	392
1.75% €1,300m bond due March 2026[a]	1,032	–
5.75% £600m bond due December 2028[b]	741	751
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%c)	1,910	1,850
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	11,085	9,064
Finance leases	116	118
Finance leases with group undertakings[d]	478	294
Total finance leases	594	412
Loans from group undertakings[d]	23,589	39,270
Acquisition facility	181	–
Other loans	554	439
Bank overdrafts	5	3
Total other loans and borrowings	24,329	39,712
Total loans and borrowings	36,008	49,188

[a]	Designated in a cash flow hedge relationship.
[b]	Designated in a fair value hedge relationship in 2014/15, de-designated in 2015/16.
[c]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the company’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[d]	Loans from group undertakings including finance leases are £24,067m (2014/15: £39,604m) which consist of £20,558m (2014/15: £37,231m) denominated in Sterling, £2,089m (2014/15: £1,371m) denominated in Euros, £766m (2014/15: £423m) denominated in US Dollars and £654m (2014/15: £579m) denominated in other currencies. Included within these balances are fixed interest bonds issued to group undertakings amounting to £1,823m (2014/15: £1,783m) denominated in Sterling and £15m (2014/15: £13m) denominated in Euros with maturities between 2016 and 2025.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Unless previously designated in a fair value relationship, all loans and other borrowings are carried in the company balance sheet and table above at amortised cost. The fair value of listed bonds is £12,732m (2014/15: £10,919m) and the fair value of finance leases is £644m (2014/15: £594m).

Notes to the financial statements	129

7.    Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2016 £m	2015 £m
Current liabilities
Listed bonds	1,604	1,422
Finance leases	2	2
Finance lease with subsidiary undertakings	108	62
Acquisition facility	181	–
Loans from group undertakings	17,011	32,763
Other loans and bank overdrafts	558	441
Total current liabilities	19,464	34,690
Non-current liabilities
Listed bonds	9,481	7,642
Finance leases	114	116
Finance lease with subsidiary undertakings	370	232
Loans from group undertakings	6,578	6,507
Other loans and borrowings	1	1
Total non-current liabilities	16,544	14,498
Total	36,008	49,188

At 31 March	2016 £m	2015 £m
Repayments falling due as follows:
Within one year, or on demand	19,464	34,690
Between one and two years	1,368	1,478
Between two and three years	659	1,299
Between three and four years	4,950	596
Between four and five years	1,760	1,080
After five years	7,675	9,902
Total due for repayment after more than one year	16,412	14,355
Total repayments	35,876	49,045
Fair value adjustments for hedged risk	132	143
Total loans and other borrowings	36,008	49,188

	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	2016 £m	2015 £m	2016 £m	2015 £m
Amounts payable under finance leases:
Within one year	124	88	110	64
In the second to fifth years inclusive	611	323	467	232
After five years	19	196	17	116
	754	607	594	412
Less: future finance charges	(160)	(195)	–	–
Total finance lease obligations	594	412	594	412

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

8.    Other creditors: amounts falling due within one year

At 31 March	2016 £m	2015 £m
Trade creditors	1,594	1,735
Amounts owed to group undertakings	464	620
Amounts owed to parent undertakings	71	47
Other taxation and social security	398	325
Other creditors	339	397
Accrued expenses	229	301
Deferred income[a]	953	900
Total	4,048	4,325

[a]	Deferred income includes government grants received or accrued of £27m (2014/15: £29m) and £71m (2014/15: £nil) relating the potential obligation to re-invest or repay grant funding.

130	BT plc
Annual Report & Form 20-F 2016

9.   Other creditors: amounts falling due after more than one year

At 31 March	2016 £m	2015 £m
Other creditors[a]	853	921
Deferred income[b]	804	547
Total	1,657	1,468

[a]	Other creditors mainly relate to operating lease liabilities.
[b]	Deferred income includes government grants received or accrued of £592m (2014/15: £494m) and £187m (2014/15: £29m) relating to the potential obligation to re-invest or repay grant funding.

10.   Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions £m	[a]	Other provisions £m [b]	Total £m
At 1 April 2015	217		271	488
Charged to the profit and loss account	27		6	33
Unwind of discount	8		–	8
Utilised or released	(27)		(54)	(81)
Transfers	–		(7)	(7)
At 31 March 2016	225		216	441

[a]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the company’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 67 years. The weighted average remaining term is 31 years (2014/15: 20 years).
[b]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks, which will be utilised as the obligations are settled.

Deferred taxation

Deferred tax is provided for in full on certain timing differences.

£m
At 1 April 2015	961
Credit recognised in the profit and loss account	(55)
Charge recognised in reserves	48
At 31 March 2016	954

At 31 March	2016 £m	2015 £m
Tax effect of timing differences due to:
Excess capital allowances	1,036	1,095
Share-based payments	(55)	(86)
Other	(27)	(48)
Total provision for deferred taxation	954	961

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 14.

11.   Reconciliation of movement in other reserves

	Cash flow reserve £m [a]	Capital redemption reserve £m	[b]	Total other reserves £m
At 1 April 2014	16	752		768
Net fair value gains	207	–		207
Recognised in profit and loss account in the year	(216)	–		(216)
Tax on items taken directly to equity	24	–		24
At 1 April 2015	31	752		783
Net fair value gains	346	–		346
Recognised in profit and loss account in the year	(198)	–		(198)
Tax on items taken directly to equity	(31)	–		(31)
At 31 March 2016	148	752		900

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts recognised in profit and loss account in the year relate to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The capital redemption reserve is not available for distribution.

12.   Related party transactions

The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.

Amounts paid out to the company’s retirement benefit plans are set out in note 14.

Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. As permitted by the exemptions taken, the company is exempt from the requirements of IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such member.

Notes to the financial statements	131

13.   Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2016 £m	2015 £m
Contracts placed for capital expenditure not provided in the accounts	482	491
Programme rights commitments	2,026	2,512
Total	2,508	3,003

At 31 March 2016 programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the company were as follows:

	2016 £m	2015 £m
Payable in the year ending 31 March:
2016	–	352
2017	327	348
2018	333	350
2019	331	341
2020	332	337
2021	336	339
Thereafter	4,257	4,179
Total future minimum operating lease payments	5,916	6,246

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 16 years (2014/15:17 years) and rentals are fixed for an average of 16 years (2014/15: 17 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2016, other than those arising in the ordinary course of the company’s business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the company generally carries its own risks.

Under the Broadband Delivery UK programme, grants received by the company may be subject to reinvestment or repayment to the customer depending on the level of take-up.

The company has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefónica group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The company does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the company.

14.   Retirement benefits

Background

The company has both defined benefit and defined contribution retirement benefit plans. These plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based defined contribution arrangement.

The 2014/15 position in the tables below have been restated to reflect FRS 101.

Profit and loss account

Year ended 31 March	2016 £m	2015 (Restated) £m
Current service cost:
– defined benefit plans (including administration expenses and PPF levy)	288	286
– defined contribution plans	145	135
Total operating expense	433	421
Net interest expense on net pensions deficit	218	287
Amount charged to profit before taxation	651	708

The total operating charge relating to defined benefit plans was £290m (2014/15: £288m) of which £2m (2014/15: £2m) has been recharged to subsidiary undertakings who are participating employers in the BTPS. The company retains the full liability for the BTPS.

132	BT plc
Annual Report & Form 20-F 2016

14.   Retirement benefits continued

The profit and loss account charge in respect of defined contribution schemes represents the contributions payable by the company based upon a fixed proportion of employees’ pay. The company has no exposure to investment and other experience risk.

Balance sheet

The net pension obligation in respect of defined benefit plans reported in the balance sheet is set out below:

	2016			2015
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	43,121	(49,119)	(5,998)	43,386	(50,715)	(7,329)
Other plans[a]	16	(70)	(54)	17	(66)	(49)

Total asset (deficit)	43,137	(49,189)	(6,052)	43,403	(50,781)	(7,378)
Impact of asset ceiling			–			–
Deferred tax asset			1,115			1,475

Net pension obligation			(4,937)			(5,903)

[a]	Included in the present value of liabilities of other plans is £57m (2014/15: £49m) related to unfunded pension arrangements.

At 31 March 2015, £8m (2014/15: £9m) of contributions to defined contribution plans were outstanding and are reported under other creditors on the balance sheet. A deferred tax asset of £2m (2014/15: £2m) is recognised in relation to this.

Movements in defined benefit plan assets and liabilities are shown below (2014/15 movements are restated and shown under FRS 101):

	Assets £m	Liabilities £m	Deficit £m
At 1 April 2014	39,939	(46,799)	(6,860)
Acquisition[a]	15	(14)	1
Current service cost (including administration expenses and PPF levy)	(41)	(247)	(288)
Interest on pension deficit	1,657	(1,944)	(287)
Return on plan assets above pensions interest on assets[b]	3,000	–	3,000
Actuarial loss arising from changes in financial assumptions	–	(4,554)	(4,554)
Actuarial gain arising from changes in demographic assumptions	–	123	123
Actuarial gain arising from experience adjustments	–	441	441
Regular contributions by employer	171	–	171
Deficit contributions by employer	875	–	875
Contributions by employees	10	(10)	–
Benefits paid	(2,223)	2,223	–
At 1 April 2015	43,403	(50,781)	(7,378)
Current service cost (including administration expenses and PPF levy)	(40)	(250)	(290)
Interest on pension deficit	1,398	(1,616)	(218)
Return on plan assets below pensions interest on assets[b]	(411)	–	(411)
Actuarial gain arising from changes in financial assumptions	–	234	234
Actuarial gain arising from experience adjustments	–	919	919
Regular contributions by employer	217	–	217
Deficit contributions by employer	875	–	875
Contributions by employees	9	(9)	–
Benefits paid	(2,314)	2,314	–
At 31 March 2016	43,137	(49,189)	(6,052)

[a]	Arising from an intra-group reorganisation.
[b]	Actual return on plan assets in 2015/16 was £987m (2014/15: £4,657m).

BTPS

Information covering details of the BTPS, including the valuation methodology of scheme assets and liabilities, funding valuation and future funding obligations is disclosed in note 19 of the consolidated financial statements of BT plc.

Notes to the financial statements	133

15.   Employees and directors

The average number of persons employed by the company (including directors) during the year was:

Year ended 31 March	2016 000	2015 000
Average monthly number of employees[a]	64.3	66.7

The aggregate staff costs were as follows:

Year ended 31 March	2016 £m	2015 £m
Wages and salaries	2,585	2,711
Share-based payments	47	57
Social security	285	324
Other pension costs	437	421
	3,354	3,513

[a]	Includes an average of 28 non-UK employees (2014/15:25 employees).

16.   Directors’ remuneration

Information covering directors’ remuneration, interests in shares and share options of BT Group plc, (the ultimate parent) and pension benefits is included in note 27 to the consolidated financial statements of BT plc.

17.   Derivatives

All of the company’s derivative financial instruments are held at fair value on the company’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Derivatives At 31 March 2016	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	135	1,144	22	618
Other	11	304	8	245
Total derivatives	146	1,448	30	863

Derivatives At 31 March 2015	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro and US Dollar denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to our 2030 US Dollar bond. The hedged cash flows will affect profit or loss as interest and principal amounts are repaid over the remaining term of the borrowings (see note 7).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows will be recognised in the income statement over this period.

All cash flow hedges were fully effective in the period. See note 11 for details of the movements in the cash flow hedge reserve.

Fair value hedges

Fair value hedges consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates. These were de-designated on 1 April 2015.

The fair value movement on derivatives designated as hedging instruments in fair value hedges was a credit of £nil (2014/15: charge of £82m).

134	BT plc
Annual Report & Form 20-F 2016

17.   Derivatives continued

Other derivatives

The company’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

18.   Audit services

Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 7 to the consolidated financial statements of BT plc.

Notes to the financial statements	135

RELATED UNDERTAKINGS

Subsidiaries

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
Albacom Holdings	In liquidation	100% ordinary	UK
América Inalámbrica S.A.	Communications related services, systems integration and products provider	100% common	Colombia
Atlanet SpA	Communications related services, systems integration and products provider	99% ordinary	Italy
Autumnwindow Limited[e]	Property company	100% ordinary	UK
Autumnwindow No.2 Limited[e]	Finance company	100% ordinary	UK
Autumnwindow No.3 Limited[e]	Property company	100% ordinary	UK
B. Telecomunicações, Cabo Verde, Sociedade Unipessoal, SA	In liquidation	100% ordinary	Cabo Verde
B.T. Communication Israel Ltd	Communications related services, systems integration and products provider	100% ordinary	Israel
Basictel SpA	Communications related services, systems integration and products provider	99% ordinary	Italy
Basilica Computing Limited	In liquidation	100% ordinary	UK
Basilica Distribution Limited	In liquidation	100% ordinary	UK
Belmullet Limited	Investment company	100% ordinary	Isle of Man
Brightview Group Limited[e]	In liquidation	100% ordinary	UK
Brightview Internet Services Limited[e]	In liquidation	100% ordinary	UK
British Telecommunications Finance Limited[e]	In liquidation	90% ordinary	Jersey
10% preference
Bruning Limited	Finance company	100% ordinary	UK
BT (Barbados) Limited	Communications related services, systems integration and products provider	100% ordinary	Barbados
BT (CBP) Limited	In liquidation	100% ordinary	UK
BT (Germany) GmbH & Co. oHG[f]	Communications related services and products provider	100% ordinary	Germany
BT (Gibraltar) Limited	Communications related services and products provider	100% ordinary	Gibraltar
BT (India) Private Limited	Communications related services and products provider	100% ordinary	India
BT (India) Private Limited Singapore Branch[b]	Communications related services and products provider	100% –	Singapore
BT (International) Holdings Limited	Investment/holding company	100% ordinary	UK
BT (International) Holdings Limited & Co. LLC	Communications related services, systems integration and products provider	100% ordinary	Oman
BT (International) Holdings Limited (Jordan)	Communications related services, systems integration and products provider	100% ordinary	Jordan
BT (Jersey) Jutland Limited[e]	In liquidation	100% ordinary	Jersey
BT (Netherlands) Holdings B.V.	Holding company	100% ordinary	Netherlands
BT (Nigeria) Limited	Communications related services and products provider	100% ordinary	Nigeria
BT (RRS LP) Limited[e]	Investment/holding company	100% ordinary	UK
BT (SL) Limited	Communications related services and products provider	100% ordinary	Sierra Leone
BT (Vietnam) Co. Ltd.	Communications related services and products provider	100% ordinary	Vietnam
BT Albania Limited SH.P.K	Communications related services and products provider	100% ordinary	Albania
BT Algeria Communications SARL	Communications related services and products provider	100% ordinary	Algeria
BT Americas Holdings Inc.	Holding company	100% common	US
BT Americas Inc.	Communications related services, systems integration and products provider	100% common	US
BT Argentina S.R.L.	Communications related services and products provider	100% ordinary	Argentina
BT Australasia Pty Limited	Communications related services and products provider	100% ordinary	Australia
100% preference
BT Australasia Pty Limited – New Zealand Branch[b]	Communications related services, systems integration and products provider	100% –	New Zealand
BT Austria GmbH	Communications related services, systems integration and products provider	100% ordinary	Austria
BT Azerbaijan Limited, Limited Liability Company	Communications related services, systems integration and products provider	100% ordinary	Azerbaijan
BT Belgrade d.o.o	Communications related services, systems integration and products provider	100% ordinary	Serbia
BT BELRUS Foreign Limited Liability Company	Communications related services, systems integration and products provider	100% ordinary	Belarus
BT Bilisim Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100% ordinary	Turkey
BT Brasil Serviços de Telecomunicações Ltda	Communications related services, systems integration and products provider	100% quotas	Brazil
BT Broadband Luxembourg Sàrl	Holding company	100% ordinary	Luxembourg
BT Bulgaria EOOD	Communications related services, systems integration and products provider	100% ordinary	Bulgaria
BT Business Direct Limited	Technology equipment retailer	100% ordinary	UK
BT Cables Limited[e]	Manufacture of telecommunications and rail signalling cables	100% ordinary	UK
BT Cables MEA FZE	Sale of telecommunications and rail signalling cables	100% ordinary	United Arab Emirates
BT Cameroon Limited	In liquidation	100% ordinary	Cameroon
BT Canada Inc.	Holding company	100% common	Canada
BT Centre Nominee 2 Limited[e]	Property company	100% ordinary	UK
BT China Communications Limited	Trading company	50% ordinary	China
BT China Limited	Communications related services, systems integration and products provider	100% registered	China
BT China Limited – Shanghai Branch Office[b]	Communications related services, systems integration and products provider	100% –	China
BT Colombia Limitada	Communications related services, systems integration and products provider	100% quotas	Colombia
BT Commerce L.L.C.[e]	Communications related services, systems integration and products provider	100% ordinary	US
BT Communications Bangladesh Limited	Communications related services, systems integration and products provider	100% ordinary	Bangladesh
BT Communications do Brasil Limitada	Communications related services, technology consulting and products provider	100% quotas	Brazil
BT Communications Ireland Group Limited	Holding company	100% ordinary	Ireland
BT Communications Ireland Group Limited – UK Branch[b]	Communications related services, systems integration and products provider	100% –	UK
BT Communications Ireland Holdings Limited	Holding Company	100% ordinary	Ireland
BT Communications Ireland Limited	Telecommunications service provider	100% ordinary	Ireland
BT Communications Kenya Limited	Communications related services, systems integration and products provider	100% ordinary	Kenya
BT Communications Lanka (Private) Limited	Communications related services, systems integration and products provider	100% ordinary	Sri Lanka
BT Communications Philippines Incorporated	Communications related services, systems integration and products provider	100% ordinary	Philippines
BT Communications Sales LLC	Communications related services, systems integration and products provider	100% ordinary	US
BT Communications Sales of Virginia LLC	Communications related services, systems integration and products provider	100% notional	US
BT Communications Sales, LLC Puerto Rico branch[b]	Communications related services, systems integration and products provider	100% –	Puerto Rico
BT Communications Services South Africa (Pty) Limited	Communications related services, systems integration and products provider	70% ordinary	South Africa
BT Conferencing Video Inc.	Audio, video and web collaboration service provider	100% common	US
BT Conferencing Video Limited	In liquidation	100% ordinary	UK
BT Conferencing, Inc.	Audio, video and web collaboration service provider	100% common	US
BT Convergent Solutions Limited	In liquidation	100% ordinary	UK
BT Cornwall Limited	Employment company	100% ordinary	UK

136	BT plc
Annual Report & Form 20-F 2016

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
BT Corporate Trustee Limited[e]	Finance company	100% limited by guarantee	UK
BT Cote D’Ivoire	Communications related services, systems integration and products provider	100% ordinary	Cote d’Ivoire
BT de Panama, S.R.L.	Communications related services, systems integration and products provider	100% ordinary	Panama
BT Denmark ApS	Communications related services, systems integration and products provider	100% ordinary	Denmark
BT Deutschland GmbH	Communications related services, systems integration and products provider	100% ordinary	Germany
BT Directories Limited[e]	Provision of online directory services	100% ordinary	UK
BT Dominican Republic, S. A.	Communications related services, systems integration and products provider	100% ordinary	Dominican Republic
BT e-Serv (India) Private Limited	Communications related services, systems integration and products provider	100% equity	India
BT Eighty-Four Limited[e]	In liquidation	100% ordinary	UK
BT El Salvador, Limitada de Capital Variable	Communications related services, systems integration and products provider	100% ordinary	El Salvador
BT Enìa Telecomunicazioni S.P.A.	Communications related services	88% ordinary	Italy
BT ESPAÑA, Compañia de Servicios Globales de Telecommunicaciones, S.A	Communications related services and products provider	100% ordinary	Spain
BT European Investments Limited[e]	Investment/holding company	100% ordinary	UK
BT Facilities Services Limited[e]	Provision of facilities management services	100% ordinary	UK
BT Federal Inc.	Trading vehicle for US government services	100% common	US
BT Fifty	Finance company	100% ordinary	UK
BT Fifty-One	Finance company	100% ordinary	UK
BT Fifty-Three Limited	Holding company	100% ordinary	UK
BT Finance B.V.	Finance company	100% ordinary	Netherlands
BT Finance BV – UK Branch[b]	Finance company	100% –	UK
BT Fleet Limited[e]	Fleet management	100% ordinary	UK
BT Forty-Nine	Holding company	100% ordinary	UK
BT France S.A.S.	Communications related services, systems integration and products provider	100% ordinary	France
BT Fresca Limited[e]	E-commerce software design, build and management	100% ordinary	UK
BT Frontline Outsourcing Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Malaysia
BT Gabon Limited	Dormant	100% Franc CFA	Gabon
BT Gambia Limited	In liquidation	100% ordinary	Gambia
BT Garrick SE	Holding company	100% ordinary	Germany
BT Georgia Limited LLC	Communications related services, systems integration and products provider	100% –	Georgia
BT Ghana Limited	Communications related services, systems integration and products provider	100% ordinary	Ghana
BT Global (Venezuela) S.A.	Communications related services, systems integration and products provider	100% ordinary	Venezuela
BT Global Business Services Private Limited	Communications related services	100% ordinary	India
BT Global Communications (Ireland) Limited	Dormant	100% ordinary	Ireland
BT Global Communications (Mauritius) Limited	Communications related services, systems integration and products provider	100% ordinary	Mauritius
BT Global Communications do Brasil Limitada	Communications related services, systems integration and products provider	100% quotas	Brazil
BT Global Communications India Private Limited	Communications related services	74% ordinary	India
BT Global Costa Rica SRL	Communications related services, systems integration and products provider	100% ordinary	Costa Rica
BT Global Japan Corporation	Communications related services, systems integration and products provider	100% ordinary	Japan
BT Global Services (Dalian) Co. Ltd.	Communications related services, systems integration and products provider	100% registered	China
BT Global Services (M) Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Malaysia
BT Global Services (North Gulf) LLC	Communications related services, systems integration and products provider	49% ordinary	Qatar
BT Global Services Botswana (Proprietary) Limited	Communications related services, systems integration and products provider	100% ordinary	Botswana
BT Global Services Korea Limited.	Communications related services, systems integration and products provider	100% common	Republic of Korea
BT Global Services Limited[b]	Communications related services, systems integration and products provider	100% –	Italy
BT Global Services Limited	Communications related services, systems integration and products provider	100% ordinary	UK
BT Global Services Limited Londra Sucursala Bucuresti[b]	Communications related services, systems integration and products provider	100% –	Romania
BT Global Services Luxembourg SARL[e]	Communications related services, systems integration and products provider	100% ordinary	Luxembourg
BT Global Services Solutions Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Malaysia
BT Global Services Technologies Pte. Ltd.	Communications related services, systems integration and products provider	100% ordinary	Singapore
BT Global Solutions Pte. Ltd.	Communications related services, systems integration and products provider	100% ordinary	Singapore
BT Global Technology (M) Sdn. Bhd.	Communications related services, systems integration and products provider	100% ordinary	Malaysia
BT GLOBALNE STORITVE, telekomunikacijske storitve,	Communications related services, systems integration and products provider	100% ordinary	Slovenia
obdelava podatkov, podatkovnih baz; d.o.o.
BT Guatemala S.A.	Communications related services, systems integration and products provider	100% unique	Guatemala
BT Holdings Limited[e]	Investment holding company	100% ordinary	UK
BT Hong Kong Limited	Communications related services and products provider	39% ordinary	Hong Kong
61% preference
BT Hong Kong Ltd. – Macau Branch[b]	Communications related services, systems integration and products provider	100% –	Macao
BT IT Services Limited[c,e]	IT solutions provider	100% ordinary	UK
BT Italia S.p.A.[e]	Communications related services and products provider	99% ordinary	Italy
BT Jamaica Limited	Communications related services, systems integration and products provider	100% ordinary	Jamaica
BT Japan Corporation	Communications related services, systems integration and products provider	100% ordinary	Japan
BT Jersey Limited	Communications related services	100% ordinary	Jersey
BT Kazakhstan LLP	Communications related services and products provider	100% –	Kazakhstan
BT Lancashire Services Limited[e]	Communications related services and products provider	100% ordinary	UK
BT LatAm (BVI) Corporation	Communications related services, systems integration and products provider	100% common	British Virgin Islands
BT LatAm (Nevada) Corp.	Communications related services, systems integration and products provider	100% common	US
BT Latam Argentina S.A	Communications related services and products provider	100% common	Argentina
BT LatAm Brasil Ltda.	Communications related services, systems integration and products provider	100% quotas	Brazil
BT LatAm Colombia S.A.	Communications related services, systems integration and products provider	100% common	Colombia
BT LatAm Costa Rica, S.A.	Communications related services, systems integration and products provider	100% common	Costa Rica
BT LatAm Dominicana, S.A.	Communications related services, systems integration and products provider	100% common	Dominican Republic
BT LatAm El Salvador, S.A. de CV	Communications related services, systems integration and products provider	100% common	El Salvador
BT LatAm Guatemala, S.A.	Communications related services, systems integration and products provider	100% common	Guatemala
BT LatAm Holdings (Colombia) S. A.	Holding company	100% common	Colombia
BT LatAm Holdings Brasil Ltda	Holding company	100% common	Brazil
BT LatAm Holdings One, Inc.	Holding company	100% common	US
BT LatAm Holdings Three, Inc.	Holding company	100% common	US
BT LatAm Holdings Two, Inc.	Holding company	100% common	US
BT LatAm Honduras, S.A.	Communications related services, systems integration and products provider	100% common	Honduras
BT LatAm México, S.A. de C.V.	Communications related services, systems integration and products provider	97% common	Mexico

Related undertakings	137

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
BT LatAm Nicaragua, S.A.	Communications related services, systems integration and products provider	100% common	Nicaragua
BT LatAm Panama, Inc.	Communications related services, systems integration and products provider	100% common	Panama
BT LatAm Peru S.A.C.	Communications related services, systems integration and products provider	100% common	Peru
BT LatAm Services, Inc.	Communications related services, systems integration and products provider	100% common	US
BT LatAm Venezuela, S.A.	Communications related services, systems integration and products provider	100% ordinary	Venezuela
BT LatAm, Inc.	Trading/holding company	100% common	US
BT Latvia Limited, Sabiedriba ar ierobezotu atbildibu	Communications related services, systems integration and products provider	100% ordinary	Latvia
BT Law Limited[e]	Provision of third party claims handling services	100% ordinary	UK
BT Lease Holdings Limited	Investment/holding company	100% ordinary	UK
BT Leasing Limited	Finance company	100% ordinary	UK
BT Lebanon S.A.L.	Communications related services, systems integration and products provider	100% ordinary	Lebanon
BT LGS Limited	Employment company	100% ordinary	UK
BT Limited[b]	Communications related services, systems integration and products provider	100% –	Belgium
BT Limited	International telecommunications network systems provider	100% ordinary	UK
BT Limited[b]	Dormant	100% –	South Africa
BT Limited Hungarian Branch Office[b]	Communications related services, systems integration and products provider	100% –	Hungary
BT Limited Taiwan Branch[b]	Communications related services, systems integration and products provider	100% –	Taiwan
BT Limited, Beijing Office[b]	Communications related services, systems integration and products provider	100% –	China
BT Limited, organizacni slozka[b]	Communications related services, systems integration and products provider	100% –	Czech Republic
BT Luxembourg Investment Holdings Sarl	Holding company	100% ordinary	Luxembourg
BT Malawi Limited	Communications related services, systems integration and products provider	100% ordinary	Malawi
BT Managed Services (No.2) Limited	Dormant	100% ordinary	UK
BT Managed Services Limited[e]	Communications related services and products provider	100% ordinary	UK
BT Manx Investments Limited[e]	Finance company	100% ordinary	Isle of Man
BT MDV Limited	Communications related services, systems integration and products provider	100% ordinary	Republic of Moldova
BT MEA FZ-LLC	Communications related services, systems integration and products provider	100% ordinary	United Arab Emirates
BT Montenegro DOO	Communications related services, systems integration and products provider	100% –	Montenegro
BT Moorgate LLC	Communications related services, systems integration and products provider	100% common	US
BT Moorgate LLC – UK Branch[b]	Communications related services, systems integration and products provider	100% –	UK
BT Moorgate One Limited	Finance company	100% ordinary	UK
BT Moorgate Two Limited	Finance company	100% ordinary	UK
BT Mozambique, Limitada	Communications related services, systems integration and products provider	100% quotas	Mozambique
BT Multimedia (Malaysia) Sdn Bhd	Dormant	100% ordinary	Malaysia
BT Nederland N.V.[e]	Communications related services and products provider	100% ordinary	Netherlands
BT Nederland N.V.[b]	Communications related services, systems integration and products provider	100% –	Italy
BT Netherlands Investments B.V.	Holding company	100% ordinary	Netherlands
BT Newgate LLC	Communications related services, systems integration and products provider	100% common	US
BT Newgate LLC – UK Branch[b]	Finance company	100% –	UK
BT Nicaragua S.A.	Communications related services, systems integration and products provider	100% capital	Nicaragua
BT Niger	Dormant	100% ordinary	Niger
BT Nominees Limited[e]	Dormant	100% ordinary	UK
BT Nordics Finland Oy	Communications related services	100% ordinary	Finland
BT Nordics Sweden AB	Communications related services	100% ordinary	Sweden
BT Pakistan (Private) Limited	Communications related services, systems integration and products provider	100% ordinary	Pakistan
BT Paraguay S.R.L.	Communications related services, systems integration and products provider	100% quotas	Paraguay
BT Payment Services Limited[e]	Payment services provider	100% ordinary	UK
BT Peru S.R.L.	Communications related services, systems integration and products provider	100% ordinary	Peru
BT Poland Spólka Z Ograniczoną Odpowiedzialnością	Communications related services, systems integration and products provider	100% ordinary	Poland
BT Portugal – Telecomunicações, Unipessoal, Lda.	Communications related services, systems integration and products provider	100% ordinary	Portugal
BT Professional Services (Germany) GmbH	Communications related services, systems integration and products provider	100% –	Germany
BT Professional Services (Holdings) N.V.	Holding company	100% ordinary	Belgium
BT Professional Services (India) Private Limited	In liquidation	100% ordinary	India
BT Professional Services (Luxembourg) S.A.	Communications related services, systems integration and products provider	100% ordinary	Luxembourg
BT Professional Services Nederland B.V.	Communications related services, systems integration and products provider	100% ordinary	Netherlands
BT Property Limited[e]	Dormant	100% ordinary	UK
BT ROC Kft	Communications related services, systems integration and products provider	100% business	Hungary
BT Services S.A.S.	Technology consulting and engineering services	100% ordinary	France
BT Seventy-Four Limited	In liquidation	100% ordinary	UK
BT Seventy-Three	Investment/holding company	100% ordinary	UK
BT Shank No.2 Limited[e]	In liquidation	100% ordinary	Jersey
BT Siam Limited	Communications related services, systems integration and products provider	69% preference	Thailand
BT Singapore Pte. Ltd.	Communications related services and products provider	100% ordinary	Singapore
BT Sixty-Four Limited	Finance company	100% ordinary	UK
BT Sle Euro Limited[e]	Finance company	100% ordinary	UK
BT Sle USD Limited[e]	Finance company	100% ordinary	UK
BT Slovakia s.r.o.	Communications related services, systems integration and products provider	100% ordinary	Slovakia
BT Sociedad De Responsabilidad Limitada	Communications related services, systems integration and products provider	100% –	Honduras
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Cyprus
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Ecuador
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Malta
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Uganda
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Trinidad and Tobago
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Namibia
BT Solutions Limited[b]	Communications related services, systems integration and products provider	100% –	Zambia
BT Solutions Limited[e]	Communications related services, systems integration and products provider	100% ordinary	UK
BT Solutions Limited (Bahrain Branch)[b]	Communications related services, systems integration and products provider	100% –	Bahrain
BT Solutions Limited – Kuwait Branch[b]	Communications related services, systems integration and products provider	100% –	Kuwait
BT Solutions Limited – Morocco Branch[b]	Communications related services, systems integration and products provider	100% –	Morocco
BT Solutions Limited – Seychelles Branch[b]	In liquidation	100% –	Seychelles

138	BT plc
Annual Report & Form 20-F 2016

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
BT Solutions Limited – Tanzania Branch[b]	Communications related services, systems integration and products provider	100% –	Tanzania
BT Solutions Limited Branch Office in Skopje[b]	Communications related services, systems integration and products provider	100% –	Macedonia
BT Solutions Limited Eesti Filiaal[b]	Communications related services, systems integration and products provider	100% –	Estonia
BT Solutions Limited Liability Company	Communications related services, systems integration and products provider	100% –	Russian Federation
BT Solutions Limited Podruznica Hrvatska[b]	Communications related services, systems integration and products provider	100% –	Croatia
BT Solutions Limited Sucursal Bolivia[b]	Communications related services, systems integration and products provider	100% –	Bolivia
BT Solutions Limited Sucursal Uruguay[b]	Communications related services, systems integration and products provider	100% –	Uruguay
BT Solutions Limited Útibú á Íslandi[b]	Communications related services, systems integration and products provider	100% –	Iceland
BT Solutions Limited-Greek Branch[b]	Communications related services, systems integration and products provider	100% –	Greece
BT Solutions Norway AS	Communications related services, systems integration and products provider	100% ordinary	Norway
BT South Tyneside Limited	Employment company	100% ordinary	UK
BT Switzerland AG	Communications related services and products provider	100% ordinary	Switzerland
BT Switzerland Limited	In liquidation	100% ordinary	UK
BT Systems (Malaysia) Sdn Bhd	Communications related services, systems integration and products provider	100% ordinary	Malaysia
BT Technology (Dalian) Company Limited[e]	Communications related services, systems integration and products provider	100% registered	China
BT Telconsult Limited	Communications related services	100% ordinary	UK
BT Telconsult Limited (Malaysia)[b]	Communications related services, systems integration and products provider	100% –	Malaysia
BT Telconsult Limited – Botswana Branch[b]	Communications related services, systems integration and products provider	100% –	Botswana
BT Telecom Egypt LLC	Communications related services, systems integration and products provider	100% stakes	Egypt
BT Telecom India Private Limited	Communications related services, systems integration and products provider	74% ordinary	India
BT Telecommunications Kenya Limited	Dormant	100% ordinary	Kenya
BT Telekom Hizmetleri Anonim Şirketi	Communications related services, systems integration and products provider	100% common	Turkey
BT Tunisia S.A.R.L	Communications related services, systems integration and products provider	100% ordinary	Tunisia
BT UAE Limited	Communications related services, systems integration and products provider	100% ordinary	UK
BT UAE Limited – Abu Dhabi Branch[b]	Communications related services, systems integration and products provider	100% –	United Arab Emirates
BT UAE Limited – Dubai Branch (1)[b]	Communications related services, systems integration and products provider	100% –	United Arab Emirates
BT UAE Limited – Dubai Branch (2)[b]	Communications related services, systems integration and products provider	100% –	United Arab Emirates
BT Ukraine Limited Liability Company	Communications related services, systems integration and products provider	100% stakes	Ukraine
BT United States L.L.C.	Holding company	100% common	US
BTexact Technologies Limited[e]	Finance company	100% ordinary	UK
BTexact Venturing Limited[e]	Investment/holding company	100% ordinary	UK
BTGS Mexico S.A. de C.V.	Communications related services, systems integration and products provider	2% fixed	Mexico
98% variable
BTGS USVI Limited	Dormant	100% ordinary	Virgin Islands, US
BTIH Teleconsult Drustvo sa organicenom odgovornoscu	Architectural and engineering activities and technical consulting	100% –	Bosnia and Herzegovina
za posredovanje i zastupanje d.o.o. Sarajevo
Canal Capital Investment Limited	Investment company	100% ordinary	Ireland
Cegetel Holdings I B.V.	Holding company	100% ordinary	Netherlands
Cegetel Holdings I Sarl	Holding company	100% –	Luxembourg
Cegetel Holdings II B.V.	Holding company	100% ordinary	Netherlands
Cegetel Holdings II Sarl	Holding company	100% –	Luxembourg
Comms Factory Limited	In liquidation	100% ordinary	UK
Communications Global Network Services Limited[e]	Communications related services and products provider	100% ordinary	Bermuda
Communications Global Network Services Limited – UK Branchb,[e]	Communications related services and products provider	100% –	UK
Communications Networking Services (UK)	Communications related services and products provider	100% ordinary	UK
Communicator Insurance Company Limited	Investment company	99% ordinary	Isle of Man
1% preference
Communicator Limited	Investment company	100% ordinary	Isle of Man
Communicator Limited[b]	Insurance	100% –	UK
Comsat de Guatemala S.A.	Dormant	100% common	Guatemala
Customer Service Direct Limited	In liquidation	80% ordinary	UK
dabs.com plc[e]	Technology equipment retailer	100% ordinary	UK
Deleteway Limited[e]	In liquidation	100% ordinary	UK
Dublin London Network Limited	Communications related services, systems integration and products provider	55% ordinary	Ireland
EE (Group) Limited	Dormant	100% ordinary	UK
EE Communications (South Africa) Proprietary Limited	Provision of call centre services	100% ordinary	South Africa
EE Finance Plc	Finance company	100% ordinary	UK
EE Limited[e]	Telecommunications	100% ordinary	UK
EE Pension Trustee Limited	Pension trustee company	100% ordinary	UK
EE Services Limited	Dormant	100% ordinary	UK
ERPTech S.p.A.	Communications related services, systems integration and products provider	99% ordinary	Italy
ESAT Telecommunications (UK) Limited	Dormant	100% ordinary	UK
ESPN Global Limited[e]	In liquidation	100% ordinary	Ireland
Everything Everywhere Limited	Dormant	100% ordinary	UK
Extraclick Limited	Investment/holding company	100% ordinary	UK
Frontline Solutions Pte Ltd	Communications related services, systems integration and products provider	100% ordinary	Singapore
Green House Group Pte Ltd	Dormant	100% ordinary	Singapore
Green House Solution Sdn Bhd	Dormant	100% ordinary	Malaysia
groupBT Limited[e]	Communications related services, systems integration and products provider	100% ordinary	UK
Holland House (Northern) Limited[e]	Property/holding company	100% ordinary	UK
I.N.S. Services N.V.	Communications related services	100% ordinary	Belgium
iASPire.Net Pte Ltd	Dormant	95% ordinary	Singapore
IINS, Inc.	Communications related services	100% ordinary	US
Ilford Trustees (Jersey) Limited[e]	Investment company	100% ordinary	Jersey
Infocom Telecom LLC	Communications related services, systems integration and products provider	100% charter	Russian Federation
Infonet Broadband Services Corporation	Communications related services, systems integration and products provider	100% ordinary	US
Infonet China Limited	Communications related services, systems integration and products provider	100% ordinary	Hong Kong
Infonet China Limited Beijing Representative Office[b]	Communications related services, systems integration and products provider	100% –	China
Infonet China Limited Shanghai Representative Office[b]	Communications related services, systems integration and products provider	100% –	China

Related undertakings	139

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
Infonet Italia S.p.A	Dormant	100% ordinary	Italy
Infonet Primalliance Beijing Co. Ltd.	Communications related services, systems integration and products provider	66% ordinary	China
Infonet Primalliance Co., Limited	Communications related services, systems integration and products provider	100% ordinary	Hong Kong
Infonet Primalliance Holding Co. Ltd.	Holding company	100% ordinary	China
Infonet Services (Hong Kong) Limited	Communications related services, systems integration and products provider	100% ordinary	Hong Kong
Infonet Services Corporation	Communications related services and products provider	100% common	US
Infonet USA Corporation	Communications related services, systems integration and products provider	100% ordinary	US
International Network Services S.r.l.	Dormant	100% quotas	Italy
IT Holdings, Inc	Dormant	100% ordinary	Philippines
Mainline Communications Group Limited	Holding company	100% ordinary	UK
Mainline Digital Communications Limited	Distribution of mobile telephones and services	100% ordinary	UK
Mainline Limited	Dormant	100% ordinary	UK
Mobilise Telecoms Limited	Dormant	100% ordinary	UK
M-Viron Limited	Dormant	100% ordinary	UK
Newgate (NZ) Holdings Limited	Dormant	100% ordinary	New Zealand
Newgate Communication (Sudan) Co. Ltd	In liquidation	100% ordinary	Sudan
Newgate Leasing Limited[e]	Investment/holding company	100% ordinary	UK
Newgate Street Secretaries Limited	Dormant	100% ordinary	UK
Numberrapid Limited	Communications related services, systems integration and products provider	100% ordinary	UK
Numberrapid Limited[b]	Communications related services, systems integration and products provider	100% –	Zimbabwe
Nuova Societa di Telecomunicazioni SpA	Communications related services, systems integration and products provider	99% ordinary	Italy
Orange FURBS Trustees Limited	Pension trustee company	100% ordinary	UK
Orange Home UNITED KINGDOM Limited	Dormant	100% ordinary	UK
Orange Personal Communications Services Limited	Holding company	100% ordinary	UK
Orange Services India Private Limited	Provision of call centre services	100% ordinary	India
Plusnet plc[e]	Broadband service provider	100% ordinary	UK
Postgate Holding Company	Investment/holding company	100% ordinary	UK
Priestgate Limited	Holding company	100% ordinary	Isle of Man
PSPI-Subic, Inc	Dormant	51% ordinary	Philippines
PT BT Communications Indonesia	Communications related services, systems integration and products provider	100% ordinary	Indonesia
PT BT Indonesia	Communications related services, systems integration and products provider	100% ordinary	Indonesia
PT Sun Microsystems Indonesia	Dormant	60% ordinary	Indonesia
Radianz Americas Inc.	Global managed network service provider	100% common	US
Radianz Italia S.r.l.[e]	Communications related services, systems integration and products provider	100% ordinary	Italy
Radianz Limited[e]	Investment/holding company	100% ordinary	UK
Radianz Spain S.L.	Communications related services, systems integration and products provider	100% ordinary	Spain
RDZ Netherlands BV	Communications related services, systems integration and products provider	100% ordinary	Netherlands
Sama Empreedimentos e Participações Limitada	Dormant	100% common	Brazil
Servicios de Telecomunicaciones BT Global Networks Chile Limitada	Communications related services, systems integration and products provider	100% ordinary	Chile
Skeegle App Limited	Engages with end-users and receives revenues generated by the service	100% ordinary	UK
Skeegle Holdings Limited	Holding company	100% ordinary	UK
Skeegle Operations Limited	Operates the Skeegle streaming platform and manages all contracts; it owns skeegle IPR	100% ordinary	UK
Southgate Developments Limited[e]	Investment/holding company	100% ordinary	UK
Stemmer GmbH	Communications related services, systems integration and products provider	100% ordinary	Germany
Sun Microsystems Philippines, Inc	Dormant	51% common	Philippines
Sun Vietnam Co., Ltd.	Dormant	60% ordinary	Vietnam
Sun Vietnam Pte. Ltd.	Dormant	60% ordinary	Singapore
Syntegra.com Limited	In liquidation	100% ordinary	UK
Syntone S.A.R.L.	Dormant	99% ordinary	Morocco
Tikit Group Limited[e]	In liquidation	100% ordinary	UK
Tikit Limited[e]	Software services products provider	100% ordinary	UK
Tikit TFB Limited	In liquidation	100% ordinary	UK
Tikit, Inc.	Software services products provider	100% ordinary	Canada
Transcomm UK Limited[e]	Communications related services and products provider	100% ordinary	UK
Tudor Minstrel[e]	Finance company	100% ordinary	UK
UAB BTH Vilnius	Communications related services, systems integration and products provider	100% ordinary	Lithuania
Whitestream Industries Limited	Investment/holding company	100% ordinary	Ireland

Joint ventures and joint operations[d]
Company name	Activity	Group interest in allotted capital[a]	Country of incorporation	Financial year end	Address
BT OnePhone Limited[e]	Communications related services and products provider	70% ordinary	UK	31 March	81 Newgate Street London EC1A 7AJ United Kingdom
Mobile Broadband Network Limited	Joint venture between EE and Hutchison 3G UK Limited to manage network	50% ordinary	UK	31 December	6 Anglo Office Park 67 White Lion Road Amersham Buckinghamshire HP7 9FB United Kingdom
Rugby Radio Station (General Partner) Limited	Property investment	50% ordinary	UK	31 December	No 1 Poultry London EC2R 8EJ United Kingdom
Rugby Radio Station (Nominee) Limited	Property company	50% ordinary	UK
Rugby Radio Station LP	Property company	50% –	UK	31 December	No 1 Poultry London EC2R 8EJ United Kingdom

140	BT plc
Annual Report & Form 20-F 2016

Interests in joint operations

EE Limited and Hutchison 3G UK Limited (together ‘the Companies’) each have a 50% share in the joint operation Mobile Broadband Network Limited (‘MBNL’). MBNL’s ongoing purpose is the operation and maintenance of mobile networks through a sharing arrangement. This includes the efficient management of shared infrastructure and networks on behalf of the Companies, acquiring certain network elements for shared use, and coordinating the deployment of new infrastructure and networks on either a shared or a unilateral basis (unilateral elements being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network, a similar proportion of the operating costs (which varies in line with usage), and 100% of any unilateral elements.

Guarantees for the joint operation are given by Deutsche Telekom AG and Hutchison Whampoa Limited. Deutsche Telekom, Orange and BT have agreed between them to manage any potential liability by arrangements between themselves.

The principal place of business of the joint operation is in the UK.

Associates

Company name	Activity	Group interest in allotted capital[a]	Country of incorporation
British Telecom Al-Saudia Limited	Communications related services, systems integration and products provider	49% other	Saudi Arabia
BT Global Services (North Gulf) LLC	Communications related services, systems integration and products provider	49% ordinary	Qatar
BT Siam Communications Co. Ltd.	Communications related services, systems integration and products provider	49% class B	Thailand
Collectively Limited[e]	Not for profit venture – Promotion of sustainable development for the benefit of the public	20% –	UK
Digital Mobile Spectrum Limited	Mitigation of interference to digital terrestrial television	25% ordinary	UK
Ecquaria Limited	Communications related services, systems integration and products provider	50% ordinary	British Virgin Islands
ePLDTSunphilcox JV, Inc	Dormant	20% ordinary	Philippines
I2 S.r.l	Communications related services, systems integration and products provider	23% –	Italy
Infonet Primalliance Shanghai Co. Ltd.	Communications related services, systems integration and products provider	28% ordinary	China
Infonet Primalliance Shenzhen Co. Ltd.	Communications related services, systems integration and products provider	35% ordinary	China
International Cable Protection Committee Limited[e]	Not for profit venture	33% –	UK
Internet Matters Limited[e]	Not for profit venture	25% –	UK
Mahindra – BT Investment Company (Mauritius) Limited	Investment/holding company	43% ordinary	Mauritius
Midland Communications Distribution Limited	Distribution and retailing of mobile telephones, associated equipment and airtime connections	35% ordinary	UK
NICC Standards Limited[e]	Not for profit venture	33% –	UK
Opimus S.A. de C.V.	Communications related services, systems integration and products provider	49% common	Mexico
QXN S.c.p.A.	Communications related services and products provider	25% ordinary	Italy
SunPhilcox JV, Inc	Dormant	20% ordinary	Philippines
Youview TV Limited[e]	Not for profit venture – Development of software to provide TV platform services	14% voting	UK

[a]	The proportion of voting rights held corresponds to the aggregate interest in percentage held by the holding company and subsidiary undertakings.
[b]	No shares issued for a branch.
[c]	On 1 April 2016 BT IT Services Limited transferred its business operations to British Telecommunications plc.
[d]	All joint ventures are governed by a joint venture agreement or shareholder agreement. MBNL is accounted for as a joint operation. See above.
[e]	Held directly by the company.
f	BT (Germany) GmbH & Co OHG is making use of disclosure exemptions under the German Commercial Code paragraph 264.

Additional information	141

ADDITIONAL INFORMATION

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are: the trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, as well as in reported and adjusted EBITDA. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items are disclosed in note 8 to the consolidated financial statements.

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is affected by reductions in mobile termination rates.

A reconciliation from the increase in reported revenue and reported operating costs, the most directly comparable IFRS measures, to the increase in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2016%	2015%	2014%
Increase (decrease) in reported revenue	5.9	(1.7)	1.0
Specific items	–	(0.7)	(1.3)
Increase (decrease) in adjusted revenue	5.9	(2.4)	(0.3)
Transit revenue	1.0	0.6	1.0
Acquisitions and disposals	(5.6)	–	(0.1)
Foreign exchange movements	0.7	1.4	(0.1)
Increase (decrease) in underlying revenue excluding transit	2.0	(0.4)	0.5

Year ended 31 March	2016%	2015%	2014%
Increase (decrease) in reported operating costs	5.6	(4.2)	(0.1)
Depreciation and amortisation	0.4	0.3	1.2
Increase (decrease) in reported operating costs before depreciation and amortisation	6.0	(3.9)	1.1
Specific items	0.5	(1.0)	(1.3)
Increase (decrease) in adjusted operating costs before depreciation and amortisation	6.5	(4.9)	(0.2)
Transit costs	1.0	1.0	1.4
Acquisitions and disposals	(6.5)	–	(0.1)
Foreign exchange movements	1.4	1.5	–
Increase (decrease) in underlying operating costs before depreciation and amortisation excluding transit	2.4	(2.4)	1.1

142	BT plc
Annual Report & Form 20-F 2016

Alternative performance measures continued

EBITDA

In addition to measuring financial performance of the group and lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

Within the lines of business we may also consider our performance using an underlying EBITDA measure, which additionally excludes the impact of acquisitions and disposals and foreign exchange.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2016 £m	2015 £m	2014 £m
Operating profit	3,737	3,486	3,147
Depreciation and amortisation	2,630	2,538	2,695
Reported EBITDA	6,367	6,024	5,842
Specific items	212	253	276
Adjusted EBITDA	6,579	6,277	6,118

Cautionary statement regarding forward-looking statements

Certain statements in this Annual Report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; revenue and revenue trends; EBITDA; capital expenditure; credit ratings; the group-wide restructuring programme, cost transformation plans and restructuring costs; investment in and rollout of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; our investment in TV, enhancing our TV service and BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; anticipated financial and other benefits to be realised from the EE acquisition; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; external threats to cyber security data or resilience; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; anticipated benefits and synergies of the EE acquisition not being delivered; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our risks on pages 19 to 29. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Additional information	143

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.

BT Group plc was formed when the mmO2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc (BT plc) shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group plc’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly-owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the US is Richard Nohe, 620 Eighth Avenue, New York, NY 10018, US.

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. New Articles of Association were adopted on 5 August 2010, largely to take account of changes in UK company law brought about by the Companies Act 2006 (2006 Act). Under the 2006 Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since August 2010, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect. Under the 2006 Act, BT’s objects are unrestricted.

Articles

(a)	Voting rights

In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘member’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every member present in person or by proxy at any general meeting has one vote and, on a poll, every member present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of members is by a show of hands unless a poll is demanded by the chairman of the meeting or by any member at the meeting who is entitled to vote (or the member’s proxy).

(b)	Changes in capital

The company may by ordinary resolution:

(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than its existing shares;
(ii)	divide its shares, or any of them, into shares of a smaller amount and the resolution may decide that, as between the shares resulting from the division, any of them may have any preference or advantage as compared with the others.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)	Dividends

The company’s members can declare dividends by passing an ordinary resolution, in addition to the powers of the Board, but no dividend can exceed the amount recommended by the Board. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and belong to the company again unless the directors decide otherwise.

(d)	Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of a special resolution passed by the members, divide among the members all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between members or different groups of members. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under BT’s Articles which could give them a liability.

144	BT plc
Annual Report & Form 20-F 2016

Articles continued

(e)	Transfer of shares

Shares of the company may only be transferred in writing and either in the usual form or another form approved by the Board. A transfer form must be signed or made effective in some other way, by or on behalf of the person making the transfer and, unless the share is fully paid, by or on behalf of the person to whom the shares are being transferred.

(f)	General meetings

The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or member may call a general meeting.

(g)	Limitations on rights of non-resident or foreign shareholders

There are no limitations on the rights of non-resident or foreign shareholders.

(h)	Directors

Directors’ remuneration

The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.

The directors can decide whether to provide pensions, annual payments or other allowances or benefits to any people including people who are or were directors of the company. The Board can decide to extend these arrangements to relations or dependants of, or people connected to these people. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. However, the company can only provide pension and other similar benefits to any director or former director who has not been employed by or held any other office or executive position, in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the members approve this by passing an ordinary resolution.

(i)	Directors’ votes

A director need not be a member, but a director who is not a member can still attend and speak at members’ meetings. Unless BT’s Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(I)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(II)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(III)	which involves the giving of any security, guarantee or indemnity to the director or any other person for: money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(IV)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT or BT Group plc securities; or where the director will be involved in the underwriting or sub-underwriting;

(V)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(VI)	relating to an arrangement for the benefit of BT employees or former employees of BT or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(VII)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(VIII)	relating to the giving of indemnities in favour of directors;

(IX)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(X)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the members can by passing an ordinary resolution ratify any particular contract or arrangement carried out in breach of those provisions.

(j)	Retirement of directors

No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(k)	Directors’ borrowing powers

To the extent that the legislation and BT’s Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Additional information	145

Limitations affecting security holders

There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US. These reports may be accessed via the SEC’s website at www.sec.gov.

Material contracts

The contracts summarised below (not being entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by, BT Group plc or another member of the group and are, or may be, material to the group or have been entered into by, BT Group plc or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to, BT Group plc or such other member of the group.

Definitions

The definitions apply to the following section titled: Acquisition of EE – summary of the principal terms.

Acquisition: the acquisition by BT of EE

Articles: the articles of association of BT in force from time to time

Board: the Directors of the Company from time to time

BT Pension Scheme: BT’s main defined benefit pension scheme

Buy-Back Resolution: the resolution to approve the buy-back of Ordinary Shares from Deutsche Telekom and/or Orange pursuant to the CP Contracts

CP Contracts: the DT CP Contract and Orange CP Contract

Company: BT Group plc

Completion: completion of the Acquisition pursuant to the terms of the Share Purchase Agreement which occurred on 29 January 2016

Consideration Shares: the Ordinary Shares to be issued by the Company to the Sellers pursuant to the Share Purchase Agreement

Directors or Board of Directors: the directors of the Company whose names appear in the section in the shareholder circular entitled Directors, Company Secretary, Registered Office and Advisers

Financial Investor: a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

Ordinary Shares: the ordinary shares of nominal value 5 pence each in the capital of the Company, including, if the context requires, the Consideration Shares

Sellers: Deutsche Telekom and Orange

Shareholder: a holder of Ordinary Shares and “Shareholders” shall be construed accordingly

Sponsor: JP Morgan Cazenove

Transaction Documents: the Share Purchase Agreement, the Relationship Agreement, the Standstill and Lock-up Agreement and the CP Contracts

146	BT plc
Annual Report & Form 20-F 2016

ACQUISITION OF EE – SUMMARY OF THE PRINCIPAL TERMS

Share Purchase Agreement

On 5 February 2015, the Share Purchase Agreement was entered into between the Company, the Sellers, who held 100% of the issued share capital of EE on a combined basis, Deutsche Telekom AG as guarantor of Deutsche Telekom and Orange SA as guarantor of Orange. Pursuant to the Share Purchase Agreement, the Sellers agreed to sell, and the Company agreed to acquire, the entire issued share capital of EE. The Acquisition completed on 29 January 2016.

1. Seller Warranties, Indemnities and Covenants

1.1 Warranties

The Share Purchase Agreement contains customary warranties given by the Sellers, including in relation to authorisations, valid obligations, filings and consents for the entry of the Sellers into the Transaction Documents, and including in relation to the EE Group, its share capital, accounts and financial condition, material licences and approvals, compliance with laws, condition and sufficiency of its network and assets, tax, material contracts, related party arrangements, litigation, IP and IT systems, employees and benefit arrangements, pension schemes, real estate and ownership and conduct of the MBNL joint venture arrangement.

1.2 Indemnities

The Sellers agreed, amongst other things, to indemnify BT in the event that BT suffers loss as a result of certain regulatory fines being levied against BT or the EE Group, and against losses suffered by BT or the EE Group as a result of certain other investigations and disputes.

The warranties and indemnities given by the Sellers are subject to customary financial and other limitations.

1.3 Covenants

The Share Purchase Agreement contains customary covenants restricting the Sellers from competing with EE’s business for a period of three years following Completion (subject to customary exceptions for existing businesses and financial investments) and from soliciting employees of the EE Group for a period of two years following Completion (subject to customary exceptions).

The Share Purchase Agreement also contains a customary tax covenant in respect of liability for taxes due pre and post-Completion.

2. Company Warranties and Indemnity

The Share Purchase Agreement contains warranties given by the Company as to, amongst other things, its capacity and authority to enter into and perform its obligations under the Transaction Documents, compliance by the Company in all material respects with certain laws and regulations, the availability of financing for the cash element of the consideration for the Acquisition, the accuracy of its public filings, and there having been no material adverse change to its financial position since its last accounts date.

BT also agreed that it will indemnify the Sellers in the event that they suffer loss as a result of BT having taken certain actions in respect of the EE defined benefit pension scheme or the BT defined benefit pension scheme (but in relation to the BT Pension Scheme, only where Deutsche Telekom is identified as being connected to BT by virtue of the appointment of a Director to the Board by the Deutsche Telekom Group).

The warranties and indemnity given by BT are subject to customary financial and other limitations.

3. Other undertakings

The Sellers and BT agreed the scope and terms of certain transitional services arrangements required after Completion. The purpose of these transitional services agreements is to document any services that are currently provided by a party (or a member of its group) and that the recipient of those services wishes to continue to receive for a transitional period from Completion. Any services that a service recipient elects to continue to receive from Completion will be provided on the current terms or agreement applicable to the provision and receipt of those services. Unless otherwise agreed, the maximum term of each service is between six and 18 months depending on the type of service.

The Sellers (or the relevant members of their groups), BT, and EE agreed appropriate conditions for the continued use of the Orange or T-Mobile (as applicable) brands by EE. Such agreement included appropriate modifications to the existing brand licences to reflect the change in ownership of EE, and continued use of the brands will be for the purpose of an orderly wind-down and extraction of the Orange and T-Mobile brands from EE’s business and subject to the continued payment of royalties.

BT has also undertaken to Deutsche Telekom AG to provide, from Completion, a back-to-back guarantee of Deutsche Telekom AG’s guarantee to Hutchison, to a maximum value of £750 million. Deutsche Telekom AG’s existing arrangement guarantees EE’s obligations in respect of any liability incurred by EE under the MBNL joint operation.

4. Guarantee

Deutsche Telekom AG agreed to guarantee the performance by Deutsche Telekom, and Orange S.A. agreed to guarantee the performance by Orange, of their respective obligations under the Share Purchase Agreement.

Relationship Agreement

1. Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom

At Completion, BT entered into the Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom, which regulates aspects of the ongoing relationship between BT, Deutsche Telekom AG and the Deutsche Telekom Group.

The Relationship Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities or (b) the Deutsche Telekom Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

Additional information	147

1. Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom continued

The Relationship Agreement contains, among other things, undertakings from Deutsche Telekom AG that for such period as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT:

(i)	transactions and arrangements between BT and the Deutsche Telekom Group will be entered into on an arm’s length basis and on normal commercial terms;

(ii)	neither it nor any member of the Deutsche Telekom Group will take any action that would have the effect of preventing BT from complying with its obligations under the Listing Rules; and

(iii)	neither it nor any member of the Deutsche Telekom Group will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules (the “Independence Provisions”).

Deutsche Telekom AG undertakes to procure the compliance of its group members with the Independence Provisions.

2. Standstill Provisions

The Relationship Agreement contains standstill provisions pursuant to which Deutsche Telekom AG undertakes on behalf of itself and the Deutsche Telekom Group for a period of three years from the date of the Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12% of Ordinary Shares in issue at any time;

(ii)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of BT;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include circumstances:

(i)	where the Deutsche Telekom Group acquires an interest in any shares or other securities of BT from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15% of the Ordinary Shares in issue;

(ii)	where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;

(iii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and

(iv)	where BT makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

Under the Relationship Agreement, Deutsche Telekom AG undertakes, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of BT) any Shares in excess of 15% of the Ordinary Shares in issue (the “Excess Shares”), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board of Directors of BT on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30% or more of the voting rights of BT and on all special resolutions of BT. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a “Disposal”). The exceptions include:

(i)	where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(ii)	any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Relationship Agreement; and

(iii)	any sale of shares via any single off-market trade to a Financial Investor of no more than 5% each of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than 5% each at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Relationship Agreement.

148	BT plc
Annual Report & Form 20-F 2016

4. DT CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members in accordance with paragraph 3(iii) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the DT CP Contract.

Pursuant to the DT CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the Ordinary Shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The DT CP Contract will terminate 18 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Orange and Orange SA, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. In addition, BT has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned. After expiry of the lock-up period described above, the Deutsche Telekom Group will be free to dispose of its shareholding in BT without further restriction.

5. Rights of Deutsche Telekom AG

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Deutsche Telekom Representative Director”) to the Board for so long as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT (provided that, if the shareholding is reduced below 10% as a result of a non-pre-emptive share issuance by BT, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least 8% of BT’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group must top up to 10% within 12 months or the right will lapse). Any such appointment shall be made in consultation with the BT Nominating & Governance Committee and the appointee must be approved by the BT Chairman (such approval not to be unreasonably withheld or delayed).

The Relationship Agreement provides for the establishment of a new committee of BT (the “Conflicted Matters Committee”) which shall assess whether and to what extent the Board papers and Board meetings of BT are likely to consider or refer to any matter in respect of which the Conflicted Matters Committee believes that either:

(i)	BT and the Deutsche Telekom Group are competitors; or

(ii)	there is an actual or potential conflict of interest between BT and the Deutsche Telekom Group (a “Conflicted Matter”).

The Conflicted Matters Committee shall comprise of at least three members including at all times the Secretary to the Board, the Head of Competition and Regulatory Law and the Director of Governance. The Deutsche Telekom Representative Director shall not be a member of the Conflicted Matters Committee. The Deutsche Telekom Representative Director shall not attend any Board meeting of BT unless a senior compliance officer of Deutsche Telekom AG has received prior confirmation that the Conflicted Matters Committee has considered whether such attendance raises any concerns in relation to a Conflicted Matter. In the event that the Conflicted Matters Committee has a serious or immediate concern in relation to a Conflicted Matter, the Deutsche Telekom Representative Director shall not attend any Board meetings in relation to the Conflicted Matter and shall not receive any information in relation to the Conflicted Matter.

Deutsche Telekom AG is also entitled to receive, subject to compliance by BT with its legal and regulatory obligations, such financial or other information in relation to the BT Group as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Standstill and Lock-up Agreement with Orange SA and Orange

1. Standstill and Lock-up Agreement

BT entered into a Standstill and Lock-up Agreement with Orange SA and Orange on Completion, which regulates the ability of the Orange Group to deal in shares and other securities of BT. The Standstill and Lock-up Agreement terminates if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities or (b) the Orange Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

2. Standstill Provisions

The Standstill and Lock-up Agreement contains standstill provisions pursuant to which Orange SA undertakes on behalf of itself and its group for a period of three years from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Orange Group and its concert parties increases above 4% of Ordinary Shares in issue at any time;

Additional information	149

2. Standstill Provisions continued

(ii)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of BT;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include:

(i)	where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;

(ii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and

(iii)	where BT makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Standstill and Lock-up Agreement contains lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal. The exceptions include:

(i)	any Disposal to the Deutsche Telekom Group;

(ii)	where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(iii)	any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Standstill and Lock-up Agreement;

(iv)	any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Standstill and Lock-up Agreement; and

(v)	if the Orange Group owns 2% or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

4. Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, in accordance with paragraph 3(iv) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the Orange CP Contract.

Pursuant to the Orange CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The Orange CP Contract will terminate 12 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. After expiry of the lock-up period described above, the Orange Group will be free to dispose of its shareholding in BT without further restriction.

150	BT plc
Annual Report & Form 20-F 2016

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes. None of the websites referred to in this Annual Report 2016, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company
4A	History and development of the company	Additional information Background	143
		Group performance
		Group financial performance Capital expenditure	53
4B	Business overview	Purpose and strategy
		Our purpose	2
		Our goal	2
		Our strategy	2
		Our culture	5
		Delivering our strategy
		Our business model	6
		Our networks and physical assets	9
		Research and development	11
		Brand and reputation	11
		Stakeholders and relationships
		Our markets and customers	12
		Our suppliers	13
		Human rights	14
		Our relationship with HM Government	14
		Regulation	14
		Our lines of business	30
		Consolidated financial statements
		Notes to the consolidated financial statements Segment information	77
		Additional information
		Cautionary statement regarding forward-looking statements	142
4C	Organisational structure	Purpose and strategy
		Overview	2
		Related undertakings	135
4D	Property, plants and equipment	Delivering our strategy
		Our networks and physical assets Properties	10
		Consolidated financial statements
		Notes to the consolidated financial statements Property, plant and equipment	88
5	Operating and financial review and prospects
5A	Operating results	Our lines of business	30
		Group performance	49
		Additional information
		Alternative performance measures	141
		Cautionary statement regarding forward-looking statements	142
5B	Liquidity and capital resources	Group performance	49
		Additional information
		Cautionary statement regarding forward-looking statements	142
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	104
		Financial instruments and risk management	107
		Financial commitments and contingent liabilities	115
5C	Research and development, patents and licences	Delivering our strategy
		Research and development	11
5D	Trend information	Group performance	49
		Additional information
		Cautionary statement regarding forward-looking statements	142
5E	Off-balance sheet arrangements	Report of the directors
		Statutory information
		Off-balance sheet arrangements	56
5F	Tabular disclosure of contractual obligations	Group performance
		Group financial performance
		Contractual obligations and commitments	55
6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Delivering our strategy Our people	7
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	81
6E	Share ownership	Omitted due to reduced disclosure format

Additional information	151

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
Notes to the consolidated financial statements
		Related party transactions	114
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
Report of the directors
Statutory information
		Legal proceedings	57
Group performance
Group financial performance
Income statement
		Dividends	51
Consolidated financial statements
Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	115
Additional information
Articles of Association (Articles)
		Dividends	143
8B	Significant changes	Report of the directors
Statutory information
		Going concern	57
9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information
		Articles of Association (Articles)	143
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information
		Limitations affecting security holders	145
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information
		Documents on display	145
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements
Significant accounting policies
		Financial instruments	75
		Financial instruments and risk management	107

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable

15	Controls and Procedures	Report of the directors
Statutory information
		US Sarbanes-Oxley Act of 2002	57
		Disclosure controls and procedures	58
		Internal control over financial reporting	58
Independent Auditors’ report – Consolidated financial statements
		United States opinion	61
16A	Audit Committee financial expert	Omitted due to reduced disclosure format

16B	Code of ethics	Omitted due to reduced disclosure format

16C	Principal accountants fees and services	Report of the directors
Statutory information
		Audit tender	57
Consolidated financial statements
Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	81
16E	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable

16F	Change in registrant’s certifying accountants	Not applicable

16G	Corporate governance	Omitted due to reduced disclosure format

17	Financial statements	Not applicable

18	Financial statements	Independent Auditors’ report – Consolidated financial statements
		United States opinion	61
		Consolidated financial statements	62
		Notes to the consolidated financial statements	67

152	BT plc
Annual Report & Form 20-F 2016

Notes

British Telecommunications plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England No. 1800000

Produced by BT Group

Typeset by RR Donnelley

Printed in England by Leycol Printers Ltd

Printed on elemental chlorine-free paper

Sourced from sustainably managed forests

PHME 77554